As filed with the Securities and Exchange Commission on April 6, 2017

Registration No. 333-211339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM SF-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Sequoia Residential Funding, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

35-2170972

(I.R.S. Employer Identification No.)

Commission File Number of depositor: 333-211339

Central Index Key Number depositor: 0001176320

Sequoia Residential Funding, Inc.

(Exact name of depositor as specified in its charter)

Central Index Key number of sponsor (if applicable): 0001530239

RWT HOLDINGS, INC.

(Exact name of sponsor as specified in its charter)

One Belvedere Place

Mill Valley, California 94941

(415) 389-7373

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew P. Stone, Esq.

One Belvedere Place, Suite 300

Mill Valley, California 94941
(415) 389-7373

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Katherine I. Crost, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street

New York, New York 10019-6142
Telephone: (212) 506-5070

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Mortgage Pass-Through Certificates by Sequoia Residential Funding, Inc.	$6,535,558,689(2)(3)	100%(2)(3)	$6,535,558,689(2)(3)	$0(2)(3)

(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)	The registrant previously registered $6,000,000,000 of securities under a Registration Statement on Form S-3 (Registration No. 333-185882-01), which was filed on January 4, 2013 and became effective on March 26, 2013 and $1,000,000 of securities under a Registration Statement on Form S-3 (Registration No. 333-189370), which was filed on June 14, 2013 and became effective on November 26, 2013. As of the date of this filing, $4,825,005.547.07 of securities remain unsold. Pursuant to Rule 457(p) under the Securities Act, the registration fee previously paid in connection with the remaining $4,825,005.547.07 of securities, in the amount of $658,130.76, is offset against the total amount of registration fees due in connection with the Registration Statement.

(3)	An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these certificates until the registration statement relating to these certificates filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these certificates and is not soliciting an offer to buy these certificates in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 6, 2017

Prospectus dated [      ], 2017

$[          ] (Approximate)

SEQUOIA MORTGAGE TRUST 2017-[    ]

Mortgage Pass-Through Certificates, Series 2017-[    ]

RWT Holdings, Inc., Sponsor (CIK Number 0001530239)

Sequoia Residential Funding, Inc., Depositor (CIK Number 0001176320)

Sequoia Mortgage Trust 2017-[    ], Issuing Entity (CIK Number [     ])

Consider carefully the risk factors beginning on page 20 of this prospectus.

For a list of defined terms used in this prospectus, see the glossary of defined terms on page I-1 of this prospectus.

The certificates are redeemable only under the circumstances described in this prospectus.

The certificates represent beneficial interests in the issuing entity only and do not represent an interest in or obligation of the sponsor, the depositor, the trustee, the master servicer, the underwriter, the servicers or any of their affiliates.

the issuing entity will issue:

• [   ] classes of senior certificates, including [   ] classes of interest-only certificates;

• [   ] classes of subordinate certificates; and

• [   ] classes of residual certificates.

The classes of certificates offered by this prospectus are listed, together with their initial class principal amounts and interest rates, under “The Offered Certificates” on page 1 of this prospectus. This prospectus relates only to the offering of those certificates and not any other certificates issued by the issuing entity. [Certain classes of certificates will be exchangeable for other classes of certificates as described herein.]

The certificates will represent ownership interests in a pool of [fixed rate mortgage loans] [hybrid mortgage loans that generally provide for interest at a fixed rate during an initial period of [   ] years from their origination and at an adjustable rate thereafter] with original terms to maturity of between [fifteen and thirty] years. All of the mortgage loans are secured by first liens on one- to four-family detached and attached residential properties, condominiums, cooperative units, townhouses and planned unit developments.

Principal and interest on the certificates are payable on the 25th day of each month, or if such day is not a business day, the next succeeding business day, commencing on [   ] 25, 2017.

The certificates will have the benefit of credit enhancement in the form of subordination as described herein.

On or about [   ], 2017, delivery of the certificates offered by this prospectus will be made through the book-entry facilities of the Depository Trust Company, Clearstream Banking Luxembourg and the Euroclear System.

[The underwriter(s) have agreed to use their best efforts to identify investors for the Class [   ] and Class [   ] Certificates offered by this prospectus. The underwriter(s) are not required to purchase and sell any specific dollar amount of the Class [   ] and Class [   ] Certificates. The offering will end on the closing date. Any Class [   ] and Class [   ] Certificates not purchased by the underwriter(s) will be purchased by the sponsor or one or more of its affiliates.] The Class [   ], Class [   ], Class [   ] and Class [   ] Certificates will be purchased by [Name of Underwriter], as sole underwriter, from the depositor, and are being offered by the underwriter from time to time for sale to the public in negotiated transactions or otherwise at varying prices determined at the time of sale. The underwriter has the right to reject any order. Proceeds to the depositor from the sale of the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates to the underwriter will be [_________]%, [_________]% and [_________]%, respectively, of the initial class principal amount of the Class [   ], Class [   ] and Class [   ] Certificates, respectively, and [_________]% of the initial class notional amount of the Class [   ] Certificates, in each case before deducting expenses. Such percentages are the purchase prices to be paid by the underwriter, subject to adjustment as described under “Method of Distribution” herein. Compensation to the underwriter will equal the excess, if any, of the purchase price received by the underwriter over the underwriter’s purchase price specified in the preceding sentence. Investors in any class of the underwritten certificates should expect that they may pay a price for their certificates that is higher than the price paid by the underwriter to the depositor. Any such excess will be compensation to the underwriter. The sponsor entered into a preliminary arrangement with [Underwriter] in contemplation of the issuance of the certificates, as summarized under “Method of Distribution.” See “Method of Distribution” and “Use of Proceeds” herein. There is no current underwriting arrangement for the Class [   ], Class [   ], Class [   ] or Class [   ] Certificates.

The issuing entity will make one or more REMIC elections for federal income tax purposes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these certificates or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

[CALCULATION OF PAY-AS-YOU GO REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Aggregate maximum offering price for all classes of securities	Amount of registration fee (1)

(1) Calculated pursuant to Rule 457(o) and Rule 457(s) of the Securities Act of 1933.]

[Underwriter]

We include cross-references in this prospectus to captions in these materials where you can find further related discussions.  The following table of contents provides the pages on which these captions are located.

Dealers will deliver a prospectus when acting as underwriters of the certificates and with respect to their unsold allotments and subscriptions.  In addition, all dealers selling the certificates will be required to deliver a prospectus for ninety days following the date of this prospectus.

For European Investors Only

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of certificates to the public in that Relevant Member State prior to the publication of a prospectus in relation to the certificates which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of certificates to the public in that Relevant Member State at any time:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining prior consent of the underwriter nominated by the issuing entity for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of the certificates pursuant to clauses (a) through (c) above will require the issuing entity or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of certificates to the public” in relation to any certificates in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the certificates to be offered so as to enable an investor to decide to purchase or subscribe to the certificates, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU (the “2010 PD Amending Directive”) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the “FSMA”)) received by it in connection with the issue or sale of the certificates in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the certificates in, from or otherwise involving the United Kingdom.

Page

THE OFFERED CERTIFICATES	1

[PERMITTED EXCHANGES]	4

SUMMARY OF TERMS	5

Sponsor	5
Seller and Servicing Administrator	5
Depositor	5
Issuing Entity	5
Asset Representations Reviewer	6
Trustee	6
Master Servicer and Securities Administrator	6
Servicers	7
Originators	7
Custodian	7
Cut-off Date	7
Closing Date	8
The Certificates	8
Distributions of Interest	10
Distributions of Principal	10
Priority of Distributions	11
Limited Recourse	11
Credit Enhancement	12
Final Scheduled Distribution Date	12
Fees and Expenses	13
The Mortgage Loans	14
Mortgage Loan Representations and Warranties	16
Mortgage Loan Servicing	17
Optional Termination	18
Tax Status	18
ERISA Considerations	18
Legal Investment	18
Certificate Rating	19
Listing	19
RISK FACTORS	20

[Risks Related to Exchangeable Certificates	20
Turbulence in the Financial Markets and Economy May Adversely Affect the Performance and Market Value of Your Certificates and These Conditions May Not Improve in the Near Future	20
Recent Trends in the Residential Mortgage Market May Adversely Affect the Performance and Market Value of Your Certificates	21
Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates	23
Risks Associated With Mortgage Loan Origination or Ownership; Qualified Mortgages	26
Risks Associated with the TRID Rule	27
Potential Changes in Ratings Present Risks	28
Ratings of the Certificates May Not Accurately Reflect Risks Associated With Those Certificates	29
Additional Ratings of the Certificates or a Withdrawal of the Ratings May Adversely Affect Their Value and/or Limit Your Ability to Sell Your Certificates	30
Appraisals May Not Accurately Reflect the Value or Condition of the Mortgaged Property	30

Page

Loan-to-Value Ratios May Be Calculated Based on Appraised Value, Which May Not Be an Accurate Reflection of Current Market Value; Borrowers May Have, or May in the Future Incur, Additional Indebtedness Secured by Mortgaged Properties	31
Risks Related to Simultaneous Second Liens and Other Borrower Debt	31
Governmental Actions May Affect Servicing of Mortgage Loans and May Limit a Servicer’s Ability to Foreclose	31
Underwriting Standards May Affect Risk of Loss on the Mortgage Loans	32
In Underwriting the Mortgage Loans, an Originator May Not Have Followed Its Underwriting Guidelines; Underwriting Guidelines May Not Identify or Appropriately Assess Repayment Risks	33
Pre-Offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses	34
[Risks Related to Mortgage Loans With Interest-Only Payments	35
[Risks Related to Hybrid Loans	35
Geographic Concentration of Mortgage Loans	36
Mortgage Loan Interest Rates May Limit Interest Rates on the Certificates	37
The Return on Your Certificates Could Be Reduced by Shortfalls Due to the Servicemembers Civil Relief Act	37
Potential Inadequacy of Credit Enhancement	38
Unpredictability and Effect of Prepayments	40
Risks for the Interest-only Certificates	41
The Yields to Maturity of the Interest-only Certificates Is Extremely Sensitive to the Rate and Timing of Principal Payments on the Mortgage Loans	42
The Timing of Realized Losses May Impact Returns on the Certificates	42
Delay in Receipt of Liquidation Proceeds; Liquidation Proceeds May Be Less than the Mortgage Balance	42
Mortgage Loan Modification Programs and Future Legislative Action May Adversely Affect the Performance and Market Value of Your Certificates	42
Proposals to Acquire Mortgage Loans by Eminent Domain May Adversely Affect Your Certificates	43
Risks Related to the Potential Elimination or Reduction of the Mortgage-Interest Tax Deduction	44
Homeowner Association Super Priority Liens, Special Assessment Liens and Energy Efficiency Liens May Take Priority Over the Mortgage Liens	44
Helping Families Save Their Homes Act	45
Changes in the Accounting Rules May Affect You	45
Reduced Lending Capacities May Hinder Refinancing and Increase Risk of Loss	46
Market Exit of Originators and Servicers; Financial Condition of Originators, Servicers and the Seller	46
Investors Will Be Dependent on Certain Third Parties Performing Their Responsibilities in an Accurate and Timely Manner	47
The Lack of Experience and Financial Resources of a Servicer May Adversely Affect the Certificates	48
No Advancing of Monthly Payments with respect to 120-Day Delinquent Mortgage Loans May Reduce the Likelihood of Receipt of All Current Interest Payments Due	49
Delinquencies Due to Servicing Transfers	49
Servicers May Have Conflicts of Interest	49
Actions to Enforce Breaches of Representations and Warranties Relating to Mortgage Loan Characteristics May Take a Significant Amount of Time or Cause Delays or Reductions in the Amount of Payments Made to Certificateholders and May Become Barred by the Statute of Limitations	50
Bankruptcy or Insolvency of a Transferor Could Result in Losses on the Certificates	50
Bankruptcy or Insolvency of a Servicer, the Servicing Administrator, an Owner of Servicing Rights or the Master Servicer Could Result in Losses on the Certificates	52
The Trustee May Not Have a Perfected Interest in Collections Held by a Servicer	53
Stricter Enforcement of Foreclosure Rules and Documentation Requirements May Cause Delays and Increase the Risk of Loss	53

v

Page

The Recording of the Mortgages in the Name of MERS Could Increase the Risk of Loss	54
Delays in Endorsing Notes and Recording Assignments of Mortgage Could Increase Risk of Loss	54
There May Be Conflicts of Interest among Various Classes of Certificates	55
Changes in the Market Value of the Certificates May Not Be Reflective of the Performance or Anticipated Performance of the Mortgage Loans Underlying the Certificates	56
The Marketability of Your Certificates May Be Limited	56
The Servicing Fee May Need to Be Increased in Order to Engage a Replacement Servicer	56
Potential Conflicts of Interest of the Underwriters	56
Combination or “Layering” of Multiple Risk Factors May Significantly Increase the Risk of Loss on Your Offered Certificates	57
DESCRIPTION OF THE MORTGAGE POOL	57

General	57
Delinquency and Loss Information for the Pool Assets	59
Prepayment Charges	60
Primary Mortgage Insurance	60
Certain Characteristics of the Mortgage Loans	60
THE ORIGINATORS	60

ACQUISITION OF MORTGAGE LOANS BY THE SELLER	61

Eligibility Criteria	61
Third Party Underwriting Guidelines	65
Qualifications of Sellers	66
Quality Control	66
PRE-OFFERING REVIEW OF THE MORTGAGE LOANS	66

Introduction	66
Credit and Compliance Components of Sponsor’s Pre-Offering Review	67
Appraisal Component of Sponsor’s Pre-Offering Review	69
Mortgage Loan Characteristics Component of Sponsor’s Pre-Offering Review	71
Limitations of the Pre-Offering Review Process	71
STATIC POOL INFORMATION	72

ADDITIONAL INFORMATION	73

DESCRIPTION OF THE CERTIFICATES	74

General	74
Book-Entry Certificates	76
Exchangeable Certificates	80
Payments on Mortgage Loans; Accounts	82
Glossary of Terms	83
Available Distribution Amount	91
Distributions of Interest	92
Distributions of Principal	92
Priority of Distributions and Allocation of Shortfalls	95
Subordination of Payments to the Subordinate Certificates	96
Allocation of Realized Losses	97
Final Scheduled Distribution Date	98
Optional Purchase of the Mortgage Loans	98
Credit Enhancement	98

THE OFFERED CERTIFICATES

The certificates consist of the classes of certificates listed in the tables below, together with the Class [     ], Class [    ], Class R and Class LT-R Certificates. This prospectus relates only to the offering of the classes of certificates listed in the table below and not any other certificates issued by the issuing entity.

Class	Initial Class Principal or Notional Amount(1)		Approximate Initial Certificate Interest Rate(2)		Certificate Interest Rate Formula(3)	Class Type(4)
[ ]	$	[ ]	[_._____]	%	(4)	Super Senior/Exchangeable
[ ]	$	[ ]	[_._____]	%	(5)	Senior/Initial Exchangeable
[ ]	$	[ ]	[_._____]	%	(6)	Senior Support/Initial Exchangeable
[ ]	$	[ ]	[_._____]	%	(7)	Senior Support/Exchangeable
[ ]	$	[ ]	[_._____]	%	(8)	Notional/Senior/Exchangeable
[ ]	$	[ ]	[_._____]	%	(8)	Notional/Senior
[ ]	$	[ ]	[_._____]	%	Net WAC	Subordinate
[ ]	$	[ ]	[_._____]	%	Net WAC	Subordinate
[ ]	$	[ ]	[_._____]	%	Net WAC	Subordinate

(1)	These principal and notional amounts are approximate and are subject to an increase or decrease of up to 5%, as described in this prospectus.

(2)	Reflects the certificate interest rate as of the closing date based on the mortgage loans described in this prospectus.

(3)	“Net WAC” means, as of any distribution date, an annual rate, expressed as a percentage, equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the related due period, weighted on the basis of the stated principal balances, or, in the case of any stop advance mortgage loan, the assumed stated principal balance thereof, as of the first day of the related due period, minus (a) a fraction, the numerator of which equals the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration or mediation and investor communication requests (other than the securities administrator fee, the trustee fee, the master servicing fee and the custodian fee), paid or reimbursed to the master servicer, the securities administrator and the trustee from the trust fund under the pooling and servicing agreement and the custodian from the trust fund in accordance with the custodial agreement during the prior calendar month, that are subject to an aggregate maximum amount of $300,000 annually and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee, and the denominator of which equals the aggregate stated principal balance of the mortgage loans or, in the case of any stop advance mortgage loan, the assumed stated principal balance thereof, as of the first day of the related due period, multiplied by (b) twelve.

(4)

[All or a portion of the Initial Exchangeable Certificates can be exchanged for the Exchangeable Certificates and vice versa. Only the combinations described in the table below under “Permitted Exchanges” are permitted. On the closing date the aggregate principal amount of the senior certificates will equal approximately $[   ]. All exchanges are subject to certain requirements of the Securities Administrator as described herein.]

(5)	The certificate interest rate on the Class [ ] Certificates will be an annual rate equal to the lesser of (i) [_._____]% and (ii) the Net WAC for the related distribution date.

1

(6)	The certificate interest rate on the Class [ ] Certificates will be an annual rate equal to the lesser of (i) [_._____]% and (ii) the Net WAC for the related distribution date.

(7)	The Class [ ] Certificates are interest-only certificates; they will not be entitled to distributions of principal. As described in this prospectus, the Class [ ] Certificates will accrue interest on a notional amount equal to the class principal amount of the Class [ ] Certificates. The certificate interest rate on the Class [ ] Certificates will be an annual rate equal to the lesser of (i) [_._____] and (ii) the excess, if any, of the Net WAC for the related distribution date over the certificate interest rate for the Class [ ] Certificates for the related distribution date, as described in this prospectus.

(8)	The Class [ ] Certificates are interest-only certificates; they will not be entitled to distributions of principal. As described in this prospectus, the Class [ ] Certificates will accrue interest on a notional amount equal to the aggregate class principal amount of the Class [ ], Class [ ] and Class [ ] Certificates immediately prior to such distribution date. The certificate interest rate on the Class [ ] Certificates will be an annual rate equal to the excess, if any, of the Net WAC over [_._____]%.

2

The offered certificates will also have the following characteristics:

Class	Record Date	Delay/Accrual Period(2)	Interest Accrual Convention	Final Scheduled Distribution Date(3)	Expected Final Distribution Date(4)	Minimum Denomination or Percentage Interest	Incremental Denomination	CUSIP Number
[ ]	(1)	24 Day	30/360			$100,000	$1
[ ]	(1)	24 Day	30/360			$100,000	$1
[ ]	(1)	24 Day	30/360			$100,000	$1
[ ]	(1)	24 Day	30/360			$1,000,000	$1
[ ]	(1)	24 Day	30/360			$1,000,000	$1
[ ]	(1)	24 Day	30/360			$100,000	$1
[ ]	(1)	24 Day	30/360			$100,000	$1
[ ]	(1)	24 Day	30/360			$100,000	$1

(1)	For the first distribution date, the closing date. For any other distribution date, the close of business on the last business day of the calendar month preceding the month of the related distribution date.

(2)	For any distribution date, the interest accrual period will be the calendar month immediately preceding that distribution date.

(3)	Determined by adding one month to the month of scheduled maturity of the latest maturing mortgage loan.

(4)	The expected final distribution date, based upon a constant prepayment rate of 15% per annum and the modeling assumptions used in this prospectus for CPR, with respect to the fixed rate mortgage loans, and CPB, with respect to the hybrid mortgage loans, as described under “Yield, Prepayment and Weighted Average Life—Weighted Average Life.” The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially earlier or later, than the applicable expected final distribution date listed above.

3

[PERMITTED EXCHANGES]

Combination	Initial Exchangeable	Initial Class Principal Amount or Class Notional Amount ($)(1)	CUSIP	Exchangeable	Initial Class Principal Amount or Initial Class Notional Amount ($)(1)	CUSIP
1

2

3

4

5

6

(1)	Initial Exchangeable Certificates and Exchangeable Certificates in any combination shown above may be exchanged only in the proportion that the initial class principal amounts (or notional amounts) of such certificates bear to one another as shown above.

4

SUMMARY OF TERMS

•	This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of the offering of the certificates, you should carefully read this entire prospectus.

•	While the summary contains an overview of certain calculations, cash flow priorities and other information to aid your understanding, you should read carefully the full description of these calculations, cash flow priorities and other information in this prospectus before making any investment decision.

•	Whenever we refer to a percentage of some or all of the mortgage loans in the trust fund, that percentage has been calculated on the basis of the total stated principal balance of those mortgage loans as of the cut-off date unless we specify otherwise. We explain in this prospectus how the stated principal balance of a mortgage loan is determined. Whenever we refer in this Summary of Terms or in the Risk Factors section to the total stated principal balance of any mortgage loans, we mean the total of their stated principal balances determined by that method, unless we specify otherwise.

Sponsor

RWT Holdings, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc.

Seller and Servicing Administrator

Redwood Residential Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc., will acquire the mortgage loans directly or indirectly from each originator. On the closing date, Redwood Residential Acquisition Corporation, as seller, will sell all of its interest in the mortgage loans to the depositor. Redwood Residential Acquisition Corporation will also act as servicing administrator with respect to the mortgage loans serviced by [20% Servicer].

Depositor

Sequoia Residential Funding, Inc., a Delaware special purpose corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc. On the closing date, Sequoia Residential Funding, Inc. will sell all of its interest in the mortgage loans to the trustee for the benefit of the certificateholders. The depositor’s address is One Belvedere Place, Suite 330, Mill Valley, California 94941, and its telephone number is (415) 389-7373.

Issuing Entity

Sequoia Mortgage Trust 2017-[   ], a common law trust formed under the laws of the State of New York.

5

The transfers of the mortgage loans from the seller to the depositor to the issuing entity in exchange for the certificates are illustrated below:

Asset Representations Reviewer

[Identify Asset Representations Reviewer]

Trustee

[Name of Trustee] will act as trustee of the issuing entity under the pooling and servicing agreement.

Master Servicer and Securities Administrator

[Master Servicer Name] and will act as master servicer for the mortgage loans pursuant to the pooling and servicing agreement.

[Securities Administrator Name] will act as securities administrator for the certificates pursuant to the pooling and servicing agreement.

As securities administrator, [Securities Administrator name] will perform certain administrative duties with respect to the certificates, on behalf of the trustee, including acting as authentication agent, calculation agent, paying agent, certificate registrar and the party responsible for preparing distribution statements and tax information for certificateholders and preparing tax filings for the issuing entity.

6

Servicers

[20% Servicer] and [20% Originator/Servicer] will initially service the mortgage loans. [20% Servicer] will service approximately [     ]% of the mortgage loans and [20% Originator/Servicer] will service approximately [     ]% of the mortgage loans, in each case, by stated principal balance as of the cut-off date. [20% Servicer] is or will be the servicer of mortgage loans originated by all of the originators except for [20% Originator/Servicer]. With respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, the transfer of servicing of such mortgage loans to [20% Servicer] from the related originator is scheduled to take place on [   ] 1, 2017, after the closing date. Servicing may subsequently be transferred to servicers other than the initial servicers, in accordance with the pooling and servicing agreement and the servicing agreements, as described in this prospectus. The initial servicers and any successor servicers under the servicing agreements will be referred to as the “servicers” in this prospectus. Under some circumstances, a successor servicer may also perform the duties of the servicing administrator described herein, and there would be no servicing administrator with respect to those mortgage loans.

The servicers will service the mortgage loans, directly or through subservicers, pursuant to existing servicing agreements between the related servicer and the seller or, in some cases, among the servicer, the seller and the servicing administrator. The rights of the seller under the servicing agreements with respect to the mortgage loans sold to the issuing entity will be assigned to the depositor, and the depositor, in turn, will assign such rights to the trustee for the benefit of the certificateholders, in each case pursuant to an assignment, assumption and recognition agreement.

We refer you to “The Agreements — Mortgage Loan Servicing” in this prospectus for more information.

Originators

Approximately [_____]% of the mortgage loans were originated by [      ]; approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [     ], and approximately [_____]% of the mortgage loans were originated by [   ], in each case by stated principal balance as of the cut-off date. Each of the additional originators, which each originated less than 5% of the mortgage loans, are listed herein under “The Originators.”

[__________], [__________], [__________], [__________] and the various other mortgage lending institutions listed above are referred to in this prospectus as the “originators”.

We refer you to “The Originators” and “Acquisition of Mortgage Loans by the Seller” in this prospectus for more information.

Custodian

[Name of Custodian] will maintain custody of the mortgage loan documents relating to the mortgage loans on behalf of the issuing entity.

Cut-off Date

[       ] 1, 2017, the “cut-off date,” is the date after which the issuing entity will be entitled to receive all collections on and proceeds of the mortgage loans.

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Closing Date

The closing date will be on or about [     ], 2017.

The Certificates

The classes of Sequoia Mortgage Trust Mortgage Pass-Through Certificates, Series 2017-[    ], issued with the initial approximate characteristics set forth under “The Offered Certificates” in the table on page 1, together with the Class [      ], Class [   ], Class R and Class LT-R Certificates.

The offered certificates will be issued in book-entry form and in the minimum denominations (or multiples thereof) set forth under “The Offered Certificates” in the table beginning on page 1.

[The initial exchangeable certificates are exchangeable for exchangeable certificates and vice versa, as set forth on the table on page 4 of this prospectus and subject to the conditions and procedures described herein. See “Description of the Certificates – Exchangeable Certificates” herein.]

The certificates will represent beneficial ownership interests in a pool of [hybrid mortgage loans that generally provide for interest at a fixed rate during an initial period of [     ] years from their origination and at an adjustable rate thereafter] [fixed rate mortgage loans] of which all have original terms to maturity of fifteen, twenty, twenty-five or thirty years.

All of the mortgage loans are secured by first liens on one- to four-family detached and attached residential properties, condominiums, cooperative units, townhouses and planned unit developments.

Each class of certificates will have different characteristics, some of which are reflected in the following general designations.

[Senior Certificates: Class [     ], Class [    ], Class [    ] and Class [    ].

Super Senior Certificates: Class [    ] and Class [    ].

Senior Support Certificates: Class [ and Class [   ] Certificates.

Interest-only Certificates: Class [    ] and Class [   ]. .

Initial Exchangeable Certificates: Class [    ], Class [    ] and Class [    ].

Exchangeable Certificates: Class [    ], Class [     ] and Class [     ].

Accretion Directed Certificates: Class [     ], Class [    ] and Class [    ].

Component Certificates: Class [    ], Class [    ] and Class [    ].

Planned Principal Class or PACs: Class [    ], Class [    ] and Class [    ].

Scheduled Principal Certificates: Class [   ], Class [   ] and Class [   ].

Sequential Pay Certificates: Class [   ], Class [   ] and Class [   ].

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Strip Certificates: Class [   ], Class [   ] and Class [   ].

Targeted Principal Certificates: Class [   ], Class [   ] and Class [   ].

Floating Rate Certificates: Class [   ], Class [   ] and Class [   ].

Inverse Floating Rate Certificates: Class [   ], Class [   ] and Class [   ].

Partial Accrual Certificates: Class [   ], Class [   ] and Class [   ].

Principal Only or PO Certificates: Class [   ], Class [   ] and Class [   ].

Subordinate Certificates: Class [   ], Class [   ] and Class [   ].

Residual Certificates: Class R and Class LT-R Certificates.]

The Class [   ], Class [   ], Class R and Class LT-R Certificates are not offered by this prospectus. The offered certificates (other than the interest-only certificates) will have an approximate total initial principal amount of $[   ] as of the closing date. Any difference between the total principal amount of the offered certificates on the date they are issued and the approximate total principal amount of the offered certificates as reflected in this prospectus will not exceed 5%. Notwithstanding any variance between the total stated principal balance of the mortgage loans and the total principal amount of the certificates reflected in this prospectus, on the closing date, the initial total principal amount of the certificates will equal the total aggregate stated principal balance of the mortgage loans as of the cut-off date. The aggregate principal amount of the Class [   ] and Class [   ] Certificates as of the closing date will be approximately $[   ], subject to a permitted variance of 5%. The Class R and Class LT-R Certificates have no principal balance.

Principal and interest on the certificates will be payable on the 25th day of each month, beginning in [   ] 2017. However, if the 25th day is not a business day, payments will be made on the next business day after the 25th day of the month. Distributions on each distribution date will be made to the certificateholders of record as of the related record date, except that the final distribution on the certificates will be made only upon presentment and surrender of the certificates at the corporate trust office of the securities administrator.

The rights of holders of the Class [   ], Class [   ] and Class [   ] Certificates to receive payments of principal and interest will be subordinate to the rights of the holders of certificates having a higher priority of distribution, as described in “—Credit Enhancement” below. We refer to the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates as “subordinate” certificates, and we refer to the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates as “senior” certificates. We refer to the Class R and Class LT-R Certificates as “residual” certificates. We refer to the Class [   ] and Class [ ] Certificates as the “interest-only” certificates.

The sponsor or its majority-owned affiliates will retain an eligible horizontal interest equal to at least five percent of the fair value of the certificates in order to satisfy applicable risk retention requirements. See “Credit Risk Retention” herein. The sponsor (or one or more of its affiliates) may also retain additional interests in the certificates as investments in accordance with its investment and business considerations and objectives as described under “Credit Risk Retention.” However, in the future it may or may not continue to retain any of these additional interests in excess of those required by applicable law.

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Distributions of Interest

On each distribution date, to the extent of the available distribution amount, each class of certificates (other than the residual certificates) will be entitled, subject to the limitations described herein, to receive accrued and unpaid interest determined on the basis of the outstanding class principal amount (or class notional amount, in the case of the interest-only certificates) of such class immediately prior to such distribution date, the applicable certificate interest rate and the related accrual period.

Interest will accrue on each class of offered certificates as described above in the table under “The Offered Certificates.”

Interest payments will be allocated among certificateholders of a class of certificates on a pro rata basis, based on their respective certificate principal amounts or certificate notional amounts.

We refer you to “Description of the Certificates—Distributions of Interest” in this prospectus for more information.

Distributions of Principal

The amount of principal distributable on each class of certificates (other than the interest-only certificates and the residual certificates) will be determined by (1) funds received on the mortgage loans that are available to make payments of principal on the certificates, (2) distribution rules that allocate portions of principal payments received on the mortgage loans among different classes of certificates and (3) advances, if any, made by the servicers (other than [20% Servicer]) or the servicing administrator, as described in this prospectus. Funds received on the mortgage loans may consist of monthly scheduled payments as well as unscheduled payments resulting from prepayments by borrowers, liquidation of defaulted mortgage loans or purchases of mortgage loans under the circumstances described in this prospectus.

The senior certificates (other than the interest-only certificates) will receive principal distributions from the senior principal distribution amount. The Class [   ], Class [   ] and Class [   ] Certificates and the other subordinate classes generally will receive their pro rata share of scheduled principal collections, sequentially, as part of the subordinate principal distribution amount. However, with respect to unscheduled principal collections, except under the limited circumstances described in this prospectus, the Class [   ], Class [   ] and Class [   ] Certificates and the other subordinate classes will receive unscheduled principal collections on the mortgage loans no earlier than the distribution date in [   ]. On and after that distribution date, provided that certain tests are met, the subordinate classes will receive unscheduled principal collections as part of their allocated share of the subordinate principal distribution amount.

The manner of allocating payments of principal on the mortgage loans to the certificates will differ, as described in this prospectus, depending upon when a distribution date occurs, whether the delinquency and loss performance of the mortgage loans is worse than certain levels specified in the pooling and servicing agreement and, with respect to the subordinate certificates, depending upon the subordination available to the Class [   ], Class [   ] and Class [   ] Certificates and each class of subordinate certificates from classes with payment priorities subordinate to that class and, with respect to the subordinate certificates, whether certain conditions have been satisfied.

We refer you to “Description of the Certificates—Distributions of Principal” in this prospectus for more information.

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Priority of Distributions

On each distribution date, the available distribution amount in respect of the mortgage loans will be distributed in the following order of priority, [subject to the provisions regarding exchangeable certificates described below]:

[Description of flow of funds, payment priorities and allocations to be provided for each series of certificates.] [To the extent helpful to the understanding of the securities, a graphic illustration of the flow of funds, distribution priorities and allocations will be included.]

•	[first, to the senior certificates, pro rata, accrued and unpaid interest, as described under “Description of the Certificates — Priority of Distributions and Allocation of Shortfalls” in this prospectus;

•	second, to the Class [ ], Class [ ] and Class [ ] Certificates, the senior principal distribution amount, concurrently as follows:

(a)	to the Class [ ] Certificates, its pro rata portion of the senior principal distribution amount based upon its class principal amount and the class principal amounts of the Class [ ], Class [ ] and Class [ ] Certificates, until the class principal amount of the Class [ ] Certificates has been reduced to zero; and

(b)	to the Class [ ] and Class [ ] Certificates, the remaining portion of the senior principal distribution amount, allocated sequentially to the Class [ ] Certificates, until the class principal amount of the Class [ ] Certificates has been reduced to zero, and then to the Class [ ] Certificates, until the class principal amount of the Class [ ] Certificates has been reduced to zero;

•	third, sequentially, to the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, in that order, accrued and unpaid interest and then the applicable amount of principal with both interest and the applicable amount of principal being paid to one class before any distributions are made to the next class.]

[In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under “Permitted Exchanges” herein, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal distributions, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.]

We refer you to “Description of the Certificates — Priority of Distributions and Allocation of Shortfalls” in this prospectus for more information.

Limited Recourse

The only source of cash available to make interest and principal payments on the certificates will be the assets of the issuing entity. The issuing entity will have no source of cash other than collections and recoveries on the mortgage loans through insurance or otherwise and advances made by the servicers (other than [20% Servicer]), the servicing administrator and the master servicer, which are reimbursable to the servicers (other than [20% Servicer]), the servicing administrator and the master servicer as discussed in this prospectus. No other entity will be required or expected to make any payments on the certificates.

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Credit Enhancement

Subordination. The payment structure of the certificates includes limited payment subordination and loss allocation features to enhance the likelihood that holders of more senior classes of certificates will receive regular distributions of interest and principal.

The Class [   ] Certificates are more likely to experience losses than the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates and the senior certificates; the Class [   ] Certificates are more likely to experience losses than the Class [   ], Class [   ] and Class [   ] Certificates and the senior certificates; the Class [   ] Certificates are more likely to experience losses than the Class [   ] and Class [   ] Certificates and the senior certificates; the Class [   ] Certificates are more likely to experience losses than the Class [ ] Certificates and the senior certificates; and the Class [   ] Certificates are more likely to experience losses than the senior certificates.

In addition, all realized losses and certificate writedown amounts that would otherwise be allocated to the Super Senior Certificates will first be allocated to the Senior Support Certificates, until the class principal amount of the Senior Support Certificates has been reduced to zero, and then to the classes of Super Senior Certificates, on a pro rata basis in accordance with their respective class principal amounts, until the class principal amounts of the classes of Super Senior Certificates have been reduced to zero. Accordingly, the Senior Support Certificates will bear a greater risk of loss on the mortgage loans than the Super Senior Certificates.

As described in this prospectus, amounts representing losses on the mortgage loans will be applied to reduce the class principal amount of the class of subordinate certificates that is still outstanding and has the lowest priority of distribution of principal, until the class principal amount of that class has been reduced to zero. If the subordination provided by the subordinate certificates is insufficient to absorb losses, then losses realized in respect of the mortgage loans will be allocated in reduction of the respective class principal amounts of the classes of the senior certificates as described in the preceding paragraph.

We refer you to “Risk Factors — Potential Inadequacy of Credit Enhancement,” “Description of the Certificates—Subordination of Payments to the Subordinate Certificates” and “—Allocation of Realized Losses” in this prospectus.

Final Scheduled Distribution Date

The final scheduled distribution date for the certificates is the distribution date in [   ], which is the distribution date in the month following the latest maturity date of any of the mortgage loans as of the cut-off date. The actual final distribution date for any class may be earlier or later, and could be substantially earlier or later, than the final scheduled distribution date. The servicers will not be permitted to modify mortgage loans to extend the maturity beyond that date, and the master servicer will not be permitted to consent to the modification of a mortgage loan pursuant to any servicing agreement to extend the maturity date beyond that date except in each case as otherwise required by applicable law or a court order.

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Fees and Expenses

Before distributions are made on the certificates, each servicer will be paid from interest collections on the related mortgage loans, prior to deposit into the applicable custodial account, a monthly fee, calculated as provided in the related servicing agreement, equal to [   ]% per annum of the stated principal balance of each mortgage loan serviced by that servicer as of the first day of the related due period; provided that, (1) in the case of a stop advance mortgage loan, such fee will accrue on the assumed stated principal balance thereof; (2) with respect to mortgage loans serviced by [20% Servicer], such fee will be allocated between [20% Servicer] and Redwood Residential Acquisition Corporation, as servicing administrator; and (3) that with respect to mortgage loans serviced by [20% Originator/Servicer], the servicing fee rate will be increased by the amount of any increase in the mortgage interest rate for any mortgage loan pursuant to the terms of the related mortgage note due to the termination of an automatic debit or direct deposit account. Each servicer will also be entitled to receive, to the extent provided in the applicable servicing agreement, additional compensation in the form of any interest or other income earned on funds it has deposited in the applicable custodial account pending remittance to the securities administrator, as well as late charges and certain fees paid by borrowers and, in certain cases, REO management fees.

Before distributions are made on the certificates, the securities administrator will be paid from interest collections on the mortgage loans, prior to deposit into the distribution account, a monthly fee for each mortgage loan calculated as [_____]% per annum on the total stated principal balance of the mortgage loans as of the first date of the related due period, provided that, in the case of any stop advance mortgage loan, such fee will accrue on the assumed stated principal balance thereof, as of the first day of the related due period. In addition, the securities administrator will retain any investment income on funds in the distribution account.

Before distributions are made on the certificates, the master servicer will be paid from interest collections on the mortgage loans, prior to deposit into the distribution account, a monthly fee for each mortgage loan calculated as [   ]% per annum on the total stated principal balance of the mortgage loans as of the first day of the related due period, provided that, in the case of any stop advance mortgage loan, such fee will accrue on the assumed stated principal balance thereof, as of the first day of the related due period. In addition, the master servicer will retain any investment income on funds in the master servicer collection account.

Before distributions are made on the certificates, the custodian, as compensation for its services, will be paid from interest collections on the mortgage loans, a monthly fee for each mortgage loan calculated as [   ]% per annum on the total stated principal balance of the mortgage loans as of the first day of the related due period, provided that, in the case of any stop advance mortgage loan, such fee will accrue on the assumed stated principal balance thereof, as of the first day of the related due period.

Before distributions are made on the certificates, the trustee, as compensation for its services, will be paid from interest collections on the mortgage loans, a monthly fee for each mortgage loan calculated as [   ]% per annum on the total stated principal balance of the mortgage loans as of the first day of the related due period, provided that, in the case of any stop advance mortgage loan, such fee will accrue on the assumed stated principal balance thereof, as of the first day of the related due period. The depositor will also pay the trustee an initial acceptance fee of $[   ] from its own funds.

If the asset representations reviewer is required to review any mortgage loan files, the asset representations reviewer will be paid a fee of $[   ] for each mortgage loan reviewed from collections with respect to all mortgage loans, before distributions are made on the certificates for the applicable month when the review commenced.

Expenses and indemnity amounts of the trustee, the master servicer, the securities administrator and the custodian that are permitted to be reimbursed under the pooling and servicing agreement and the custodial agreement, including expenses relating to arbitration, mediation and investor communication requests, will be paid by the issuing entity prior to any distributions to certificateholders, subject to an aggregate annual cap of $300,000

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and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee. In addition, under the servicing agreements certain expenses of the servicers and the servicing administrator will be paid prior to distributions to certificateholders.

See “Fees and Expenses of the Issuing Entity” and “The Agreements” in this prospectus.

The Mortgage Loans

Statistical Information. The statistical information on the mortgage loans presented herein is based on the principal balance of such mortgage loans as of the cut-off date. Such information does not take into account delinquencies and prepayments that may have occurred with respect to the mortgage loans since such date. As a result, the statistical distribution of the characteristics in the final mortgage pool as of the closing date will vary from the statistical distribution of such characteristics as presented in this prospectus, although such variance will not be material.

General. On the closing date, the assets of the issuing entity will consist of [   ] mortgage loans with an aggregate stated principal balance as of the cut-off date of approximately $[   ]. The mortgage loans will be secured by mortgages, deeds of trust or other security instruments, all of which are referred to in this prospectus as mortgages.

Approximately [_____]%, [_____]%, [_____]% and [_____]% of the mortgage loans by stated principal balance as of the cut-off date have an original term to maturity of fifteen, twenty, twenty-five and thirty years, respectively.

Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date are “hybrid“ mortgage loans, whose interest rate is fixed for the initial period specified in the related mortgage note (typically for a period of a year or more after origination), and thereafter adjusts periodically based on the related index, subject to a minimum and maximum interest rate for each hybrid mortgage loan.

Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date are “interest-only“ mortgage loans, which provide for payment of interest at the related mortgage interest rate, but no payment of principal, for the period specified in the related mortgage note; thereafter, the monthly payment is increased to an amount sufficient to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable interest rate borne by such mortgage loan.]

The mortgage loans will not be insured or guaranteed by any government agency.

The depositor expects that the mortgage loans will have the following approximate characteristics as of the cut-off date:

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Mortgage Pool Summary

	Approximate Range or Total	Weighted Average	Total Percentage (by Stated Principal Balance)(1)
Number of Mortgage Loans
Total Stated Principal Balance
Stated Principal Balances
Originator
Other Originators
[__________]
[__________]
[__________]
[__________]

Servicer
[ ]
[ ]

Mortgage Rates
Original Terms to Maturity (in months)
Remaining Terms to Maturity (in months)
Original Loan-to-Value Ratios

Geographic Concentration by State in excess of 10.00% of the Total Stated Principal Balance:
[ ]
Maximum City Concentration
[ ]
FICO Scores at Origination
Number of Mortgage Loans with Prepayment Charges at Origination
Product Type
30 Year Fixed Rate
25 Year Fixed Rate
20 Year Fixed Rate
15 Year Fixed Rate
Occupancy Type
Owner-Occupied
Second Home
Investment Property
Loan Purpose
Rate Term Refinance
Purchase
Cash-Out Refinance
Construction to Permanent
Property Type

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	Approximate Range or Total	Weighted Average	Total Percentage (by Stated Principal Balance)(1)

Single Family Detached
Planned Unit Development
Condominium
Single Family Attached
Two- to Four-Family
Cooperative Unit
Townhouse
Documentation Type
Two Years Income With Assets Verification

(*) Represents average.

(1) Percentages may not add up to 100.00% due to rounding.

Mortgage Loan Representations and Warranties

Each originator of the mortgage loans has made certain representations and warranties concerning the mortgage loans. The seller’s rights to these representations and warranties will be assigned to the depositor, and the depositor’s rights to these representations and warranties will be assigned to the trustee for the benefit of certificateholders pursuant to assignment, assumption and recognition agreements or assignment of representations and warranties agreements.

Following any originator’s discovery or receipt of notice of a breach of any representation or warranty that materially and adversely affects the value of a mortgage loan or the interest of the trustee, for the benefit of the certificateholders, in a mortgage loan, the originator will be required to (1) cure that breach, (2) repurchase the affected mortgage loan from the issuing entity, (3) in some circumstances, substitute another mortgage loan or (4) in some circumstances, make an indemnification payment in the amount of the reduction in value resulting from such breach. Each determination that there has been such a breach of a representation or warranty and each remedy for such a breach is required to be conducted on a mortgage loan-by-mortgage loan basis.

Under the mortgage loan purchase and sale agreement (the “mortgage loan purchase agreement”), the seller will be obligated as described herein to cure the breach, or repurchase or substitute for any mortgage loan as to which there has been an uncured breach of representations or warranties made by any originator other than [Exception Originator] that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan, but only if such originator is unable to cure such breach or repurchase, substitute for or make an indemnification payment with respect to such mortgage loan pursuant to the terms of the applicable purchase agreement because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. The seller will have no such obligation with respect to mortgage loans originated by [Exception Originator].

Under the mortgage loan purchase agreement, the seller will agree to cure a breach or repurchase from the trust fund or, in limited circumstances, substitute for, any mortgage loan as to which a representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as

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of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan.

In order to substitute a new mortgage loan for a mortgage loan that has been removed from the trust because of a breach of a representation or warranty, (a) substitution must take place within two years from the date the seller acquired the deleted mortgage loan from the related originator and (b) the new mortgage loan must be materially similar to the deleted mortgage loan.

If a dispute arising out of an allegation of a breach of a representation or warranty concerning a mortgage loan is not resolved by the end of the 180 day period beginning when notice of the repurchase request is received, the dispute will be resolved by arbitration or mediation as described herein. See “The Agreements—Enforcement of Representations and Warranties and Dispute Resolution” in this prospectus.

In addition, certificateholders will have certain rights with respect to alleged breaches of representations and warranties and review by the asset representations reviewer, as more fully described herein under “The Agreements – Enforcement of Representations and Warranties and Dispute Resolution” and “Duties of Asset Representations Reviewer.”

Mortgage Loan Servicing

[Master Servicer name] is the master servicer under the pooling and servicing agreement and will have the obligations specified herein under “The Agreements – Mortgage Loan Servicing.”

Under the servicing agreements, the servicers (other than [20% Servicer]) are generally obligated to fund monthly advances of cash (to the extent such advances are deemed recoverable), which will be included with mortgage principal and interest collections, in an amount equal to any delinquent monthly payments due on the mortgage loans on the immediately preceding determination date, other than mortgage loans that are 120 days or more delinquent as of such date. For mortgage loans serviced by [20% Servicer], Redwood Residential Acquisition Corporation, as servicing administrator, will be obligated to fund such monthly advances. The master servicer will be obligated to fund any required advance if a servicer (other than [20% Servicer]) or the servicing administrator, as applicable, fails in its obligation to do so, to the extent described in this prospectus. The master servicer, the servicers (other than [20% Servicer]) and the servicing administrator will be entitled to be reimbursed for any such advances from future payments and collections (including insurance or liquidation proceeds) with respect to those mortgage loans. However, if the master servicer, the servicers (other than [20% Servicer]) or the servicing administrator fund advances that are determined by such party to be nonrecoverable from future payments and collections on the related mortgage loan, such parties will be entitled to reimbursement for such advances from other mortgage loans prior to any distributions to certificateholders.

The servicers (other than [20% Servicer]) and the servicing administrator will also make interest payments to compensate in part for any shortfall in interest payments on the mortgage loans which results from a borrower prepaying a mortgage loan in whole or in part. However, the amount of such payments will not exceed, in the case of a servicer other than [20% Servicer], the applicable servicing fees payable to the servicer for the related due period or, in the case of the servicing administrator, the aggregate of [20% Servicer]’s servicing fee and the servicing administrator fee for the related due period. If a servicer (other than [20% Servicer]) or the servicing administrator fails to make a required payment in respect of such shortfalls, the master servicer will be obligated to reduce its master servicing fee for the related period in an amount equal to the amount of the required payment not remitted by the applicable servicer or the servicing administrator, but not exceeding the master servicing fee. Such master servicing fee may be insufficient to fund the entire shortfall.

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The seller and servicing administrator will retain ownership of the servicing rights for the mortgage loans serviced by [20% Servicer] and will generally have the right to terminate [20% Servicer] as servicer at any time and appoint a successor servicer acceptable to the master servicer.

We refer you to “The Agreements—Mortgage Loan Servicing” in this prospectus for more detail.

Optional Termination

On any date on which the total stated principal balance or, in the case of any stop advance mortgage loan, the unpaid principal balance, of the mortgage loans has declined to less than 10% of the initial total stated principal balance of the mortgage loans as of the cut-off date, subject to satisfaction of the conditions described in the pooling and servicing agreement, the master servicer may purchase all of the mortgage loans from the trust fund, excluding any servicing rights owned by the servicers, thereby causing an early retirement of the certificates.

We refer you to “Description of the Certificates—Optional Purchase of the Mortgage Loans” in this prospectus for more information.

Tax Status

The securities administrator, on behalf of the trustee, will elect to treat all or a portion of the trust fund as one or more “real estate mortgage investment conduits” or “REMICs” for federal income tax purposes. [In addition, the arrangement pursuant to which the Initial Exchangeable Certificates and the Exchangeable Certificates are created and administered will be classified as a grantor trust for Federal income tax purposes. ] Each of the offered certificates will represent beneficial ownership of one or more “regular interests” in a REMIC.

The interest-only certificates will, and certain other offered certificates may, be issued with original issue discount for federal income tax purposes. In addition, certain of the offered certificates may be issued at a premium.

We refer you to “Material Federal Income Tax Consequences” in this prospectus for additional information concerning the application of federal income tax laws to the certificates.

ERISA Considerations

A fiduciary of any employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (or “ERISA”), or Title I of Section 4975 of the Internal Revenue Code of 1986, as amended (or the “Code”) (each, a “Plan”), should carefully review with its legal advisors whether the purchase or holding of the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates could give rise to a transaction prohibited or not otherwise permissible under applicable law. Certain restrictions apply to the purchase, sale and holding by Plans of the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates that are not placed by an underwriter.

We refer you to “ERISA Considerations” in this prospectus for more information.

Legal Investment

Under current law, the Class [   ], Class [ ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, on the closing date because they are rated in one of the two highest rating categories by at least one nationally recognized statistical rating agency. However, to the extent that the SEC establishes alternative standards of creditworthiness to replace the credit rating requirement of SMMEA, it is possible that the Class [   ], Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates will not constitute “mortgage-related

18

securities” for SMMEA from and after the effective date of the alternative standard, even if these classes retain the aforementioned ratings. See “Risk Factors—Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates” for a discussion of pending changes to the definition of “mortgage related securities.”

There may be other restrictions on the ability of certain types of investors to purchase the certificates that prospective investors should also consider.

We refer you to “Legal Investment” herein for more information.

Certificate Rating

Each class of offered certificates is expected to receive a credit rating from one or more nationally recognized statistical rating organizations.

These ratings are not recommendations to buy, sell or hold these certificates. A rating may be changed or withdrawn at any time by the assigning rating agency.

The ratings do not address the possibility that, as a result of principal prepayments, the yield on your certificates may be lower than anticipated.

The ratings do not address the payment of any basis risk shortfalls with respect to the offered certificates.

We refer you to “Ratings” in this prospectus for a more complete discussion of the certificate ratings.

Listing

The offered certificates are not listed on any exchange, and no party to the transaction intends (or is obligated) to list the offered certificates on any exchange or to quote them in the automated quotation system of any registered securities organization.

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RISK FACTORS

The following information, which you should carefully consider, identifies certain significant sources of risk associated with an investment in the offered certificates. All statistical information referred to in this section is based on the mortgage pool as constituted as of the cut-off date. Such risks give rise to the potential for significant loss over the life of the offered certificates and could prevent you from fully recovering your initial investment in the offered certificates.

[Risks Related to Exchangeable Certificates

The characteristics of the classes of exchangeable certificates will generally reflect the characteristics of the related initial exchangeable certificates that such classes may be exchanged for and vice versa. The exchangeable certificates are not separate legal obligations of the issuing entity but are certificates issued by the issuing entity which represent exchange combinations (as described under “Permitted Exchanges” above) of classes of initial exchangeable certificates (or in certain cases, previously-issued exchangeable certificates) with the payment rights and obligations of the related initial exchangeable certificates.

Investors should also consider the following factors that will limit a certificateholder’s ability to exchange initial exchangeable certificates for related exchangeable certificates and vice versa:

• At the time of a proposed exchange, a holder must own the initial exchangeable certificates or exchangeable certificates of the related class or classes in the proportions necessary to make the desired exchange, and must pay the exchange fee charged by the securities administrator.

• A holder that does not own the initial exchangeable certificates or exchangeable certificates may be unable to obtain the necessary certificates in order to effect the desired exchange.

• The holder of needed initial exchangeable certificates or exchangeable certificates may refuse to sell them at a reasonable price (or any price) or may be unable to sell them.

• Certain initial exchangeable certificates or exchangeable certificates may have been purchased or placed into other financial structures and thus may be unavailable for exchange.

• Principal distributions will decrease the amounts available for exchange over time and may eliminate the possibility of certain exchanges.

• Only the exchange combinations described on page 4 are permitted.]

Turbulence in the Financial Markets and Economy May Adversely Affect the Performance and Market Value of Your Certificates and These Conditions May Not Improve in the Near Future

Market and economic conditions during the past several years have caused significant disruption in the credit markets. Continued concerns about the availability and cost of credit, the U.S. mortgage market, some real estate markets in the U.S., economic conditions in the U.S. and Europe and the systemic impact of inflation or deflation, energy costs and geopolitical issues have contributed to increased market volatility and diminished expectations for the U.S. economy. Increased market uncertainty and instability in both U.S. and international capital and credit markets, combined with declines in business and consumer confidence and increased unemployment, have contributed to volatility in domestic and international markets.

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In response to the economic situation facing countries included in the European Economic and Monetary Union (the “Eurozone”), and based on factors including tightening credit conditions, higher risk premiums on Eurozone sovereigns and disagreement among European policy makers as to how best to address the declining market confidence with respect to the Eurozone, ratings downgrades by various rating agencies on several countries included in the Eurozone and the European Financial Stability Facility have occurred or ratings outlooks have been placed on negative watch. It is not clear if and how these downgrades and negative changes in outlook will impact the market price or the marketability of the certificates, and no assurance can be given that these ratings actions or future ratings actions will not have an adverse effect on the value of the certificates.

In addition, on June 23, 2016, the United Kingdom voted by referendum to withdraw from the European Union (EU). It is uncertain what effect the United Kingdom’s likely exit from the EU will have on economic conditions in the United Kingdom, in the EU or globally. The United Kingdom’s exit from the EU could adversely affect United Kingdom, European or worldwide economic or market conditions and could contribute to uncertainty and instability in global financial markets. Additionally, the United Kingdom’s exit from the EU could significantly impact volatility, liquidity and/or the market value of securities, including the certificates. An investment in the certificates should only be made by investors who understand such risks and are capable of bearing such risks.

As a result of these market conditions, the cost and availability of mortgage credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets and the strength of counterparties has led many lenders and institutional investors to reduce, and in some cases cease, lending to borrowers. Continued turbulence in the U.S. and international markets and economies may negatively affect the U.S. housing market and the credit performance and market value of residential mortgage loans.

There is particular uncertainty about the prospects for growth in the U.S. economy. A number of factors influence the potential uncertainty, including, but not limited to, rising government debt levels, prospective executive or Federal Reserve policy shifts, the withdrawal of government interventions into the financial markets, changing U.S. consumer spending patterns, and changing expectations for inflation and deflation. Income growth and employment prospects affect borrowers’ ability to repay mortgage loans, and there is risk that economic activity could be weaker than anticipated following the recent serious recession.

In addition, the economic environment and other factors (which may or may not affect real property values) may affect the mortgagors’ timely payment of scheduled payments of principal and interest on the mortgage loans and, accordingly, the actual rates of delinquencies, foreclosures and losses with respect to the mortgage loans. Excessive home building or historically high foreclosure rates resulting in an oversupply of housing in a particular area may increase the amount of losses incurred on defaulted mortgage loans.

These factors and general market conditions could adversely affect the performance and market value of your certificates. There can be no assurance that governmental or other actions will improve these conditions in the near future.

Recent Trends in the Residential Mortgage Market May Adversely Affect the Performance and Market Value of Your Certificates

Beginning in 2006, delinquencies, defaults and foreclosures on residential mortgage loans increased, and they may continue to increase in the future. These increases have not been limited to “subprime” mortgage loans, which are made to borrowers with impaired credit, but have also affected “Alt A” mortgage loans, which are made to borrowers often with limited documentation, and “prime” mortgage loans, which are made to borrowers with better credit who frequently provide full documentation. In addition to higher delinquency, default and foreclosure rates, loss severities on all types of residential mortgage loans have increased due to declines in residential real

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estate values, resulting in reduced home equity. Nationwide home price appreciation rates generally were negative beginning in late 2007 and although in many regions of the United States the current appreciation rates may no longer be negative, the trend may continue in certain regions of the country, and this trend may occur again at any time even in regions of the country where the trend has discontinued at this time. Higher loan-to-value ratios generally result in lower recoveries on foreclosure, and an increase in loss severities above those that would have been realized had property values remained the same or continued to appreciate.

Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans, such as the hybrid mortgage loans. Borrowers with adjustable rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate to the rate computed in accordance with the applicable index and margin. Mortgage loans that provide for the payment of interest, but not principal, for a certain period may also result in higher delinquency rates when, following the interest-only period, the monthly payment with respect to each of these mortgage loans is increased in order to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable mortgage interest rate. See “Risk Factors—Risks Related to Mortgage Loans With Interest-Only Payments” below.

Current market conditions may impair borrowers’ ability to refinance or sell their residential properties, which may also contribute to higher delinquency and default rates. In response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more restrictive underwriting criteria for mortgage loans, which has resulted in reduced availability of refinancing alternatives for borrowers. The final rules relating to the ability-to-repay and qualified mortgage standards under the Truth in Lending Act, promulgated by the Consumer Financial Protection Bureau and effective with respect to applications for loans taken on or after January 10, 2014, has further limited the availability of refinancing alternatives, as described more fully under “Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates” below. These risks would be exacerbated to the extent that prevailing mortgage interest rates increase from current levels. Home price depreciation experienced to date, and any further price depreciation, may also leave borrowers with insufficient equity in their homes to enable them to refinance. Borrowers who intend to sell their homes on or before the maturity of their mortgage loans may find that they cannot sell their property for an amount equal to or greater than the unpaid principal balance of their mortgage loans. While some mortgage loan originators and servicers have created or otherwise are participating in modification programs in order to assist borrowers with refinancing or otherwise meeting their payment obligations, not all borrowers will qualify for or will take advantage of these opportunities.

In response to these circumstances, federal, state and local authorities have enacted and continue to propose new legislation, rules and regulations relating to the origination, servicing and treatment of mortgage loans in default or in bankruptcy. These initiatives could result in delayed or reduced collections from mortgagors, limitations on the foreclosure process and generally increased servicing costs. Certain of these initiatives could also permit the servicers to take actions, such as with respect to the modification of mortgage loans, which might adversely affect the certificates, without any remedy or compensation to the holders of the certificates.

The conservatorships of Fannie Mae and Freddie Mac in September 2008 have impacted both the real estate market and the value of real estate assets generally. While Fannie Mae and Freddie Mac currently act as the primary sources of liquidity in the residential mortgage markets, both by purchasing mortgage loans for their own portfolios and by guaranteeing mortgage-backed securities, their long-term role is uncertain as federal legislators have proposed reducing and eventually eliminating their role in the residential mortgage markets. A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the financial condition of mortgage loan originators. In addition, any decline in the value of securities issued by Fannie Mae and Freddie Mac may affect the value of residential mortgage-backed securities in general.

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These adverse changes in market and credit conditions have had, and may continue to have, the effect of depressing the market values of residential mortgage-backed securities generally, and substantially reducing the liquidity of residential mortgage-backed securities generally. These developments may adversely affect the performance, marketability and overall market value of your certificates.

Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates

In response to the financial crisis, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law on July 21, 2010. The Dodd-Frank Act requires the creation of new federal regulatory agencies, and grants additional authorities and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms. The Dodd-Frank Act also provides for enhanced regulation of derivatives and mortgage-backed securities offerings, restrictions on executive compensation and enhanced oversight of credit rating agencies. Additionally, the Dodd-Frank Act established the Consumer Financial Protection Bureau within the Federal Reserve System, a new consumer protection regulator tasked with regulating consumer financial services and products. The Dodd-Frank Act also limits the ability of federal laws to preempt state and local consumer laws.

The impact of the Dodd-Frank Act will depend significantly upon the content and timing of implementation of the rules and regulations issued on its mandate. It is not yet clear how the Dodd-Frank Act and its associated rules and regulations will impact the mortgage-backed securities market and residential mortgage lending generally, and the issuing entity, the sponsor, the depositor, the master servicer, the servicers, the servicing administrator, the underwriters and their respective businesses and assets specifically. No assurance can be given that the new regulations will not have an adverse impact on these entities or the value of the certificates. Further, on January 20, 2017, a new presidential administration took office. We have no ability to predict what regulatory and legislative policies or actions the new presidential administration will pursue (including with respect to the Dodd-Frank Act).

The Dodd-Frank Act removes certain references to credit ratings in federal statutes. Among other things, effective on and after July 20, 2012, the Dodd-Frank Act removed the credit rating requirement in the term “mortgage related security” for purposes of SMMEA, and replaced it with a requirement to meet standards of creditworthiness as established by the Securities and Exchange Commission. The Securities and Exchange Commission has not yet established alternative standards of creditworthiness for purposes of SMMEA, although it is seeking public comment on the issue and has issued a transitional interpretation stating that until such alternative standards of creditworthiness are defined, the credit rating requirement previously included in the statute is still applicable. If and when alternative standards of creditworthiness are established, it is possible that one or more classes of the certificates will not constitute “mortgage related securities” for purposes of SMMEA even if the certificates maintain the previously required ratings. This could have a negative impact on the liquidity and market value of your certificates.

The Dodd-Frank Act also prohibits lenders from originating residential mortgage loans unless the lender determines that the borrower has a reasonable ability to repay the loan. Failure to comply with the “ability to repay” criteria may result in the consequences described below under “—Risks Associated with Mortgage Loan Origination or Ownership; Qualified Mortgages.” Generally, under the Dodd-Frank Act, a lender and its assignees will not have liability under this prohibition with respect to any “qualified mortgage.” The Consumer Financial Protection Bureau has issued final rules, which became effective for mortgage loans for which the application was taken on or after January 10, 2014, specifying the characteristics of a qualified mortgage for this purpose. Interest-only loans, certain “hybrid” mortgage loans and most balloon loans, as well as loans with a debt-to-income ratio exceeding 43%, in general are among the loan products that do not constitute qualified mortgages. The “ability to repay” rules may result in a reduction in the availability of these types of loans in the future and may adversely affect the ability of

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mortgagors to refinance mortgage loans included in the mortgage pool. No assurances are given as to the effect of the “ability to repay” rules on the value of your certificates. All of the mortgage loans are subject to the “ability to repay” rules. The “ability to repay” rules, among other things, require that originators follow certain procedures and obtain certain documents in order to make a reasonable good-faith determination of a borrower’s ability to repay a mortgage loan.

The issuing entity will be relying on an exclusion or exemption under the Investment Company Act of 1940 (the “Investment Company Act”) contained in Section 3(c)(5)(C) of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is intended to be structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the “Volcker Rule”). The Volcker Rule, which in general prohibits “banking entities” (as defined therein) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring certain hedge funds, private equity funds (broadly defined to include any entity that would be an investment company under the Investment Company Act but for the exemptions provided in Section 3(c)(1) or 3(c)(7) thereof) and certain similar funds and (iii) entering into certain relationships with such funds. The final rules became effective on April 1, 2014, and conformance with the Volcker Rule and its implementing regulations was required by July 21, 2015. The general effects of the final rules implementing the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or an affiliate or subsidiary thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule and regulatory implementation.

In October 2014, the Securities and Exchange Commission and related agencies approved the risk retention rules, which became effective for residential mortgage-backed securities on or after December 24, 2015, and require, among other things, a sponsor or a majority-owned affiliate of a sponsor to retain at least 5% of the credit risk of certain types of securitization transactions unless an exemption is available, and, in general, prohibit, for a period of at least five years after the close of such securitization transactions, the transfer or hedging, and restrict the pledge, of any such required retained credit risk. The sponsor or one or more of its majority-owned affiliates will retain an eligible horizontal interest equal to at least 5% percent of the fair value of the certificates in order to satisfy applicable risk retention requirements. See “Credit Risk Retention” in this prospectus. There may be uncertainty with respect to certain interpretive issues regarding the risk retention rules. We cannot predict what effect these new rules or any failure of the sponsor to comply with these rules in the future will have on the marketability or market value of the certificates.

In addition, other regulatory agencies, including the Federal Deposit Insurance Corporation (the “FDIC”), have proposed or adopted financial reform regulations. It is not clear whether or when any proposed regulations will be adopted, what the final form of any such regulations will be, how they will be implemented, or if the depositor, the servicers or any successor servicer will be affected. No assurance can be given that any proposed regulations will not have an adverse impact on the issuing entity, sponsor, depositor, the servicing administrator, the servicers or any successor servicer or on the value of the certificates.

Prospective investors should be aware of the requirements of Articles 404 to 410 of the Capital Requirements Regulation (Regulation (EU) No. 575/2013 of 26 June, 2013) (the “CRR”). According to the provisions of the CRR, “credit institutions” and “investment firms” (both as defined under the CRR, and together the “Institutions”) and their consolidated or sub consolidated group affiliates thereof (provided that certain circumstances stated in Article 14 of the CRR are met) are able to be exposed to the credit risk of a “securitization position” (as defined in the CRR) only if (i) the originator, sponsor or original lender has explicitly disclosed to the relevant Institutions that it will retain, on an ongoing basis, a “material net economic interest” (as described by Article 405, section 1, of the CRR) which, in any event, shall not be less than 5% and (ii) the Institution is able to demonstrate that it has undertaken certain due diligence in respect of, amongst other things, the certificates it has acquired and the underlying exposures, and that procedures have been established for monitoring the performance of the underlying exposures on an on-going basis, as required by Article 406 of the CRR.

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Furthermore, (i) the Commission Delegated Regulation (EU) No. 625/2014 of March 13, 2014 came into force on July 3, 2014, supplementing the CRR by way of regulatory technical standards specifying the requirements for investor, sponsor, original lenders and originator institutions relating to exposures to transferred credit risk, based on the draft regulatory technical standards submitted to the European Commission laying down implementing technical standards for facilitating the convergence of supervisory practices with regard to the implementation of additional risk weights according to the CRR, based on the draft regulatory technical standards submitted to the European Commission by the European Banking Authority in accordance with article 410(3) of the CRR, and (ii) the Commission Implementing Regulation (EU) No 602/2014 came into force on June 25, 2014, laying down implementing technical standards for facilitating the convergence of supervisory practices with regard to the implementation of additional risk weights according to the CRR, based on the draft regulatory technical standards submitted to the European Commission by the European Banking Authority in accordance with article 410(3) of the CRR. Failure to comply with the above requirements may result in the imposition of a proportionate additional risk weight.

It should be noted that Article 17 of the European Union Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (as supplemented by Section 5 of Chapter III of Commission Delegated Regulation (EU) No 231/2013) and Article 135(2) of the European Union Solvency II Directive 2009/138/EC (as supplemented by Articles 254-257 of Commission Delegated Regulation (EU) No 2015/35) contain requirements similar to those set out in Articles 404 – 410 of the CRR and apply, respectively, to EEA regulated alternative investment fund managers and EEA regulated insurance/reinsurance undertakings (such requirements, together with the requirements provided for by Articles 404 – 410 of the CRR, the “Retention Requirements”). Similar Retention Requirements are also scheduled to apply in the future to investment in securitizations by EEA regulated undertakings for collective investments in the transferable securities (UCITS) under EU Directive 2009/65/EC on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS), as amended by EU Directive 2014/91/EU of July 23, 2014.

For the purpose of this provision, all such requirements, together with the Articles 404 – 410 of the CRR, are referred to as the “Securitization Retention Requirements” and any investor subject to the Securitization Retention Requirements is referred to as an “Affected Investor”.

The Securitization Retention Requirements and any other changes to the regulation or regulatory treatment of the offered certificates for some or all investors or investment managers subject to regulation in the European Union may negatively impact the regulatory position of individual investors and, in addition, have a negative impact on the price and liquidity of the offered certificates in the secondary market. Although the sponsor or one or more affiliates will purchase the Class B-4 and Class B-5 Certificates (and potentially other certificates) at the closing, the sponsor is under no obligation to, nor does it or any of its affiliates intend to, retain a material net economic interest with respect to the offered certificates in one of the forms prescribed by the Securitization Retention Requirements or take any other action which may be required by Affected Investors for purposes of compliance with the Securitization Retention Requirements. Investors who are subject to the Securitization Retention Requirements should consider carefully investing in the offered certificates as a failure to comply with the Securitization Retention Requirements will result in the imposition of a proportional additional risk weight in respect of the offered certificates acquired by the relevant investor or in the case of an investment by an alternative investment fund manager, require the investment manager to take corrective action in the best interests of the investors in the relevant alternative investment fund.

Affected Investors should also note that on September 30, 2015, the European Commission published a proposal for a Securitization Regulation aiming to create a harmonized securitization framework within the European Union. The Securitization Regulation, once finalized, will repeal the current Securitization Retention Requirements and replace them with a single regime that will apply to all Affected Investors. Until the proposed Securitization Regulation is considered and adopted by the European Parliament and Council, it is not possible to tell what effect the proposed Securitization Regulation would have on the transaction. Prospective investors are themselves responsible for monitoring and assessing changes to the Securitization Retention Requirements.

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Affected Investors in the offered certificates are responsible for analyzing their own regulatory position, and are encouraged to consult with their own investment and legal advisors regarding compliance with the Securitization Retention Requirements and the suitability of the offered certificates for investment. No party to the transaction makes any representation to any prospective investor or purchaser of the offered certificates regarding the regulatory capital treatment of their investment in the offered certificates on the closing date or at any time in the future.

Prospective investors should also independently assess and determine whether they are directly or indirectly subject to market risk capital rules jointly promulgated by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the FDIC that became effective on January 1, 2013. Any prospective investor that is subject to these rules should independently assess and determine its ability to comply with the regulatory capital treatment and reporting requirements that may be required with respect to the purchase of an offered certificate and what impact any such regulatory capital treatment and reporting requirements may have on the liquidity or market value of the offered certificates.

On February 9, 2012, the Department of Justice, the Department of Housing and Urban Development, and attorneys general representing 49 states and the District of Columbia reached a settlement agreement with five large mortgage servicers in connection with servicing and foreclosure issues. Consent judgments implementing the agreement were filed in the U.S. District Court in Washington, D.C. in March, 2012. The settlement agreement provides for financial relief for homeowners, including mortgage loan principal reduction, refinancing and increased benefits and protections for servicemembers and veterans, and requires a comprehensive reform of mortgage servicing practices for the five servicers. While the servicers servicing mortgage loans included in the mortgage pool are not subject to the settlement agreement, it is possible that future actions against additional servicers will result in similar agreements with similar terms, or regulations or rules enacted by the Consumer Financial Protection Bureau or other governmental entities could require the servicers to implement these types of reforms with respect to the mortgage loans. For example, the Consumer Financial Protection Bureau released final rules relating to mortgage servicing, which became effective in January 2014, that prohibit a servicer from commencing a foreclosure until a mortgage loan is more than 120 days delinquent. The final rules also require servicers to provide certain notices and follow specific procedures relating to loss mitigation and foreclosure alternatives. In August 2016, the Consumer Financial Protection Bureau issued the final mortgage servicing rule under the Real Estate Settlement Procedures Act that, among other changes,  revises and amends the Consumer Financial Protection Bureau’s earlier proposed amendments regarding successors in interest, the definition of delinquency, force-placed insurance notices, early intervention, and loss mitigation requirements under Regulation X’s servicing provisions, prompt crediting and periodic statement requirements under Regulation Z’s servicing provisions and compliance regarding certain servicing requirements when a person is a potential or confirmed successor in interest, is a debtor in bankruptcy, or sends a cease communication request under the Fair Debt Collection Practices Act.  Because these servicing rules and recent amendments are new, it is unclear how the new rules will be interpreted by the Consumer Financial Protection Bureau and the courts, and a servicer may fail to comply even if acting in good faith due to a lack of clarity regarding the interpretation of such rules. It is possible that a servicer’s failure to comply with the new servicing protocols could adversely affect the value of the mortgage loans. In addition, the State of California recently enacted the Homeowner’s Bill of Rights, which requires similar changes in delinquent loan servicing and foreclosure procedures and creates a private right of action permitting borrowers to bring legal actions against lenders who violate the law. Any changes to a servicer’s servicing procedures could cause delays in payments to or increase losses to the certificateholders.

Risks Associated With Mortgage Loan Origination or Ownership; Qualified Mortgages

The Truth in Lending Act provides that subsequent purchasers of mortgage loans originated in violation of certain requirements specified in the Truth in Lending Act may have liability for such violations. As described more fully above under “—Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates,” the Dodd-Frank Act also prohibits lenders from originating residential mortgage loans unless the lender determines that the

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borrower has a reasonable ability to repay the loan. This requirement has been codified in the “ability to repay” rules under the Truth in Lending Act (“Regulation Z”). The “ability to repay” rules, among other things, require that originators follow certain procedures and obtain certain documents in order to make a reasonable, good faith determination of a borrower’s ability to repay a residential mortgage loan according to its terms.

The Consumer Financial Protection Bureau has issued regulations, which became effective in January 2014, specifying the standards for a “qualified mortgage” that would have the benefit of a safe harbor from liability under the “ability to repay” rules if certain requirements are satisfied, or a rebuttable presumption from such liability if only certain of these requirements are satisfied. The regulations apply only to mortgage loans for which an application was received on or after the January 10, 2014. Possible liabilities that could be required to be paid by an assignee of a mortgage loan include actual damages suffered by the borrower, litigation costs (which could exceed the principal amount of a mortgage loan), statutory damages and special statutory damages. A borrower may also assert a violation of the “ability to repay” rules as a defense in a foreclosure action.

With respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, the related originators have represented that each of such mortgage loans satisfies the “ability to repay” rules including, without limitation, the provisions of Regulation Z set forth in 12 C.F.R. § 1026.43(c). With respect to the remaining mortgage loans, the “ability to repay” rules are not applicable because the mortgage loans are secured by investment properties.

In addition, with respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, the related originators have represented that each such mortgage loan both (A) satisfies the definition of a “qualified mortgage” set forth in Regulation Z under the “ability to repay” rules (other than as a result of the application of the provisions of that definition relating to mortgage loans purchased, guaranteed or insured by government-sponsored entities) and (B) is not a “higher-priced covered transaction” as defined in 12 C.F.R. § 1026.43 under Regulation Z. Originators and the assignees of such mortgage loans are intended to have the benefit of a “safe harbor” under Regulation Z, potentially limiting their liability under the “ability to repay” rules.

There are no mortgage loans where the related originators have represented that each such mortgage loan satisfies the definition of a “qualified mortgage” set forth in Regulation Z (other than as a result of the application of a provision relating to purchases, guarantees or insurance by government related entities) where the originator did not also provide the representation described in clause (B) above. Accordingly, none of the mortgage loans expected to be included in the trust fund will be subject to the “rebuttable presumption” under Regulation Z.

There are [   ] mortgage loans, constituting approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, as to which an application for the mortgage loan was received by the related originator on or after January 10, 2014 but the mortgage loans do not satisfy the requirements for a “qualified mortgage.” However, the related originators have represented that the “ability to repay” rules were satisfied in connection with the origination of such mortgage loans. See “Description of the Mortgage Pool” and “Annex A—Certain Characteristics of the Mortgage Loans—Qualified Mortgage Status of the Mortgage Loans.” The inclusion of these mortgage loans in the mortgage pool may adversely affect the value of your certificates relative to mortgage-backed securities that are backed only by qualified mortgages.

Various state and local legislatures may adopt similar or more onerous provisions in the future. We are unable to predict how these laws and regulations relating to assignee liability may affect the value of your certificates.

Risks Associated with the TRID Rule

The Consumer Financial Protection Bureau has promulgated the TILA-RESPA Integrated Disclosure (“TRID”) rule, which became effective for mortgage loans whose applications were received on or after October 3,

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2015. The purpose of the TRID rule was to reconcile overlapping disclosure obligations under TILA and RESPA and to provide for integrated closing disclosure and loan estimate forms that would satisfy those requirements under both TILA and RESPA. A number of violations of the TRID rule have been reported in the marketplace since it became effective. There are interpretive uncertainties under the TRID rule with regard to what constitutes a material violation of the rule, as to the liability associated with some of the violations, and whether and how some of the violations may be corrected. Although the TRID rule and Section 130(b) of TILA provide for mechanisms to correct certain errors in the required disclosures, uncertainties remain regarding the extent to which these errors may be corrected or are covered under these remedial mechanisms. On December 29, 2015, the Director of the Consumer Financial Protection Bureau released a letter that provides informal guidance with respect to some of these uncertainties. The conclusions from the sponsor’s pre-offering review have followed, in part, the guidance set forth in the Consumer Financial Protection Bureau Director’s letter with respect to whether and how certain violations can be corrected as well as the consequences of certain TRID violations. The Consumer Financial Protection Bureau Director’s letter is not binding upon the Consumer Financial Protection Bureau, any other regulator or the courts and does not necessarily reflect how courts and regulators, including the Consumer Financial Protection Bureau, may view liability for TRID violations in the future. On July 29, 2016, the Consumer Financial Protection Bureau proposed amendments to the TRID rule. Comments on the proposed amendments were due by October 18, 2016. The Consumer Financial Protection Bureau stated in its notice of proposed rulemaking that it does not intend to further clarify the cure provisions in this rulemaking. No assurance can be given that the results of any final rulemaking by the Consumer Financial Protection Bureau will clarify the ambiguities of the TRID rule or that future Consumer Financial Protection Bureau rulemaking with respect to the cure provisions, if any, will be consistent with the Consumer Financial Protection Bureau Director’s letter.

Liability under TILA for violations of the TRID rule may include actual damages, statutory damages, attorney’s fees and court costs. Further, for certain loans, the right of rescission may be extended to three years from consummation if there are errors in certain “material disclosures” such as the required disclosures of finance charges and payment schedule. Assignees of a mortgage loan may be liable for violating the TRID rule where the violation is apparent on the face of the disclosure and the assignment was voluntary. See “Pre-Offering Review of the Mortgage Loans—Credit and Compliance Components of Sponsor’s Pre-Offering Review” in this prospectus. The originators of each mortgage loan have represented that the mortgage loan was originated in accordance with applicable law. Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date are subject to the TRID rule.

Potential Changes in Ratings Present Risks

Since mid-2007, the mortgage market has encountered difficulties which continue and which may adversely affect the performance or market value of your certificates. Residential mortgage-backed securities backed by mortgage loans originated in the mid 2000s, have generally been the focus of attention due to a higher and earlier than expected rate of delinquencies, defaults and foreclosures. Many residential mortgage-backed securities, in particular those that were issued between 2005 and 2007, have been subject to rating agency downgrades. These downgrades have included downgrades of “AAA”-rated securities. There may be further downgrades of residential mortgage-backed securities in the future. In addition, the rating agencies rating the certificates may change their ratings criteria after issuance and any changes in ratings criteria may adversely affect the ratings assigned to the certificates. There can be no assurance that the assigning rating agencies will not downgrade the certificates or that any other rating agency will not assign ratings to the certificates that are lower than those assigned by any rating agency requested to assign ratings to the certificates. The ratings may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency for any reason, including changes to the applicable rating agency’s ratings criteria.

None of the sponsor, the depositor, the servicing administrator, the trustee, the master servicer, the securities administrator, the underwriter or any other person will have any obligation to cause any rating of any of the offered certificates to be maintained. Changes affecting the mortgage loans, the parties to the pooling and

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servicing agreement or other persons may have an adverse effect on the ratings of the offered certificates, and thus their market value, liquidity and regulatory characteristics. Any such adverse changes do not by themselves constitute a default under the servicing agreements or the pooling and servicing agreement.

Furthermore, the Securities and Exchange Commission may determine that any one or more of the rating agencies engaged by the sponsor no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the certificates. Any such determination may adversely affect the liquidity, market value and regulatory characteristics of your certificates, and you may not be able to sell or obtain financing for your certificates, or you may be able to sell only at a substantial discount from the price you paid or obtain financing at interest rates in excess of current interest rates. No entity will be required to obtain a substitute rating from another rating agency.

Ratings of the Certificates May Not Accurately Reflect Risks Associated With Those Certificates

Security ratings are opinions and are not recommendations or suggestions to buy, sell or hold the rated classes of certificates. None of the seller, the depositor, the issuing entity, the underwriters, any originator, any servicer, the master servicer or the trustee has independently verified the ratings on any class of certificates or verified that any rating agency adhered to its ratings criteria in assigning a rating to any class of certificates. The ratings of the certificates depend primarily on the rating agency’s assessment of the mortgage loans that are assets of the issuing entity, the credit enhancement provided to the certificates by more subordinate certificates and the ability of the servicers to service the mortgage loans. Rating agencies rate debt securities based upon their opinion of the likelihood of the receipt of principal and interest distributions. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities and, therefore, the assigned credit rating may not fully reflect the true risks of an investment in the certificates and should not be considered a reliable indicator of investment quality. Credit rating agencies may change their methods of evaluating credit risk and determining ratings on securities backed by mortgage loans. These changes may occur quickly and often, and credit rating agencies may not necessarily follow their published evaluation procedures when assigning ratings. Potential investors in the certificates should make their own evaluation of the creditworthiness of the mortgage loans and the applicable credit enhancement on the certificates, and potential investors should not rely on the ratings assigned by any rating agency to any of the certificates.

The ratings of the certificates by a rating agency:

•	only address the likelihood of receipt by holders of certificates of distributions in the amount of scheduled payments on the mortgage loans;

•	do not take into consideration any of the tax aspects associated with the certificates;

•	do not address the possibility that, as a result of principal prepayments, the yield on your certificates may be lower than anticipated; and

•	do not comment as to the market price, marketability or suitability of the certificates for any particular investor (including any accounting and/or regulatory treatment).

The rating agencies rely on the accuracy and completeness of the data, reports and information provided to them in connection with the assignment of a credit rating, and the rating agencies have no duty to (and generally do not) verify or audit such data, reports and information. In addition, the rating agencies disclaim that they are “experts” for any purpose, including under any securities laws.

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Additional Ratings of the Certificates or a Withdrawal of the Ratings May Adversely Affect Their Value and/or Limit Your Ability to Sell Your Certificates

The sponsor has hired [three] nationally recognized statistical rating agencies (each a “hired NRSRO”) and will pay them fees to assign ratings on one or more classes of the offered certificates. Other than the hired NRSROs, no other nationally recognized statistical rating organization (each, a “non-hired NRSRO”), is currently hired by the sponsor to assign ratings on the certificates. However, under Securities and Exchange Commission rules, information provided to a hired NRSRO for the purpose of assigning or monitoring the ratings on the certificates is required to be made available to each non-hired NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the certificates. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriter or any of their affiliates will have any obligation to inform you of any unsolicited ratings.

The sponsor is not obligated to maintain any particular rating with respect to any class of offered certificates. Changes affecting the mortgage loans, the mortgaged properties, the master servicer, the securities administrator, the servicers, the servicing administrator or any other transaction party or changes to ratings criteria employed by each hired NRSRO may have an adverse effect on the ratings of the offered certificates, and thus on the liquidity, market value and regulatory characteristics of the offered certificates. Any adverse change to the ratings of your offered certificates would likely have an adverse effect on the market value of your offered certificates.

NRSROs, including each hired NRSRO, have different methodologies, criteria, models and requirements. If any non-hired NRSRO issues an unsolicited rating or other commentary on the certificates, there can be no assurance that such rating will not be lower, or such commentary will not imply a rating lower than the ratings provided by the hired NRSROs, which could adversely affect the market value of your certificates and/or limit your ability to sell your certificates. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to the hired NRSROs for the purpose of assigning or monitoring the ratings on the certificates, the hired NRSROs could withdraw their ratings on the certificates, which could adversely affect the market value of your certificates and/or limit your ability to sell your certificates.

We refer you to “Ratings” in this prospectus.

Appraisals May Not Accurately Reflect the Value or Condition of the Mortgaged Property

In general, appraisals represent the analysis and opinion of the person performing the appraisal at the time the appraisal is prepared and are not guarantees of, and may not be indicative of, present or future value. We cannot assure you that another person would not have arrived at a different valuation, even if such person used the same general approach to and same method of valuing the property, or that different valuations would not have been reached by any originator based on its internal review of such appraisals. Investors are encouraged to make their own determination as to whether an appraisal is an accurate representation of the value of a mortgaged property.

The appraisals obtained in connection with the origination of the mortgage loans sought to establish the amount a typically motivated buyer would pay a typically motivated seller at the time they were prepared. Such amount could be significantly higher than the amount obtained from the sale of a mortgaged property under a distressed or liquidation sale. In addition, in some real estate markets property values may have declined since the time the appraisals were obtained, and therefore the appraisals may not be an accurate reflection of the current market value of the mortgaged properties. The mortgage loans were originated between [   ] and [   ] and the appraisals were generally prepared at the time of origination. The current market value of the mortgaged properties could be lower, and in some cases significantly lower, than the values indicated in the appraisals obtained at the origination of the mortgage loans and included in the original loan-to-value ratios reflected in this prospectus.

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Performing valuation and risk analysis of high-cost properties (such as the mortgaged properties) can involve challenges that are not generally present with respect to properties whose values fall within the average price range of their respective markets. There may be fewer substitute properties available (from which to derive comparative values) in the high-cost market, unique buyer attitudes and preferences, and more difficult to quantify “appeal” issues, any of which can make valuations in the high-cost home segment less precise than for more average-priced housing. In addition, differences exist between valuations due to the subjective nature of valuations and appraisals, particularly between different appraisers performing valuations at different points in time.

Loan-to-Value Ratios May Be Calculated Based on Appraised Value, Which May Not Be an Accurate Reflection of Current Market Value; Borrowers May Have, or May in the Future Incur, Additional Indebtedness Secured by Mortgaged Properties

As further described below under “Description of the Mortgage Pool—General,” the loan-to-value ratios and original loan-to-value ratios that are disclosed in this prospectus are determined, in the case of a purchase money loan, based on the lesser of the selling price of the mortgaged property and its appraised value at origination of such mortgage loan, or, in the case of a refinance loan, based on the appraised value of the mortgaged property at the time of origination of the refinanced mortgage loan. As described above, because appraisals are opinions of the related appraisers as of the date they were prepared and may not accurately reflect the value or condition of the mortgaged property and because property values may have declined since the time certain of the appraisals were obtained, the loan-to-value ratios and original loan-to-value ratios that are disclosed in this prospectus may be lower, in some cases significantly lower, than the loan-to-value ratios that would be determined if current appraised values of the mortgaged properties were used to determine loan-to-value ratios. Investors are encouraged to make their own determination as to the degree of reliance they place on the loan-to-value and original loan-to-value ratios that are disclosed in this prospectus.

In addition, mortgage loan borrowers may have, or may in the future incur, additional indebtedness secured by mortgaged properties. This additional indebtedness could increase the risk that the value of the mortgaged property is less than the total indebtedness secured by the mortgaged property and could increase the risk of default on the affected mortgage loan.

Risks Related to Simultaneous Second Liens and Other Borrower Debt

At the time of origination of any first lien mortgage loans in the mortgage pool, the originators or other lenders may also have made second lien loans to the same borrowers that are not included in the mortgage pool.  In addition, other borrowers whose first lien loans are included in the mortgage pool may have obtained secondary mortgage financing following origination of the first lien loans.  In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types.  Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the first lien included in the mortgage pool.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the first lien mortgage loans in the mortgage pool may be affected by any associated second lien loans.

Governmental Actions May Affect Servicing of Mortgage Loans and May Limit a Servicer’s Ability to Foreclose

The federal government, state and local governments, consumer advocacy groups and others continue to urge servicers to be aggressive in modifying mortgage loans to avoid foreclosure, and federal, state and local

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governmental authorities have enacted and continue to propose numerous laws, regulations and rules relating to mortgage loans generally, and foreclosure actions particularly. For example, the Consumer Financial Protection Bureau released final rules relating to mortgage servicing, which became effective in January 2014, that prohibit a servicer from commencing a foreclosure until a mortgage loan is more than 120 days delinquent. The final rules also require servicers to provide certain notices and follow specific procedures relating to loss mitigation and foreclosure alternatives.

Any of these laws, regulations and rules may provide new defenses to foreclosure, insulate the servicers from liability for modification of loans without regard to the terms of the pooling and servicing agreement or the applicable servicing agreement or result in limitations on upward adjustment of mortgage interest rates, reduced payments by borrowers, permanent forgiveness of debt, increased prepayments due to the availability of government-sponsored refinancing initiatives and/or increased reimbursable servicing expenses, all of which are likely to result in delays and may result in reductions in the distributions to be made on the certificates.

Courts and state and local governments and their elected or appointed officials also have taken steps to slow the foreclosure process. A number of these laws have been enacted, including in California. These laws, regulations and rules will result in delays in the foreclosure process, and may lead to reduced payments by borrowers or increased reimbursable servicing expenses.

Any delays in foreclosure proceedings may be significant, and may also reduce the recovery value of foreclosed properties or increase the costs of foreclosure, resulting in increased loss severities. Such delays may also affect the timing of distributions on the offered certificates, as the servicers or the servicing administrator, as applicable, may continue to make advances rather than realize a loss, provided that advances of principal or interest will not be made with respect to mortgage loans that are 120 days or more delinquent. The amount of servicing advances recoverable from any liquidation may increase as a result of the delay, resulting in a larger realized loss than would otherwise be the case. In addition, the costs of resolving these issues may be allocated to the issuing entity. As a result, the ratings of the offered certificates may be reduced due to such delays and losses.

Certificateholders will bear the risk that future regulatory and legal developments will result in losses on their certificates, to the extent not covered by the applicable credit enhancement. The effect on the certificates will likely be more severe if any of these future legal and regulatory developments occur in one or more states in which there is a significant concentration of mortgaged properties.

Underwriting Standards May Affect Risk of Loss on the Mortgage Loans

Generally, the mortgage loans have been originated using underwriting standards that are less stringent than the underwriting standards applied by certain other first lien mortgage purchase programs, such as those of Fannie Mae and Freddie Mac. Applying less stringent underwriting standards creates additional risks that losses on the mortgage loans will occur and will be allocated to certificateholders.

Mortgage loans originated under the originators’ underwriting criteria and which illustrate this additional risk include the following:

•	mortgage loans secured by properties acquired as second homes or investments, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk that the borrower will stop making monthly payments if the borrower’s financial condition deteriorates, or for mortgagors in default who do not reside in the mortgaged property, that such mortgagors abandon the related mortgaged property, increasing the severity of the default. This risk may be especially pronounced for borrowers with mortgage loans on more than one property.

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Approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date are mortgage loans made to borrowers with mortgage loans on more than one property. No borrowers have more than one mortgage loan included in the mortgage pool;

•	mortgage loans made to borrowers who are self-employed, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk that the borrower will default on the mortgage loan than mortgage loans made to salaried or commissioned borrowers because self-employed borrowers frequently have less predictable income, and self-employed borrowers who are small business owners may be personally liable for their business debt;

•	mortgage loans with a stated principal balance over $1,000,000, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk than mortgage loans with a lower principal balance because defaults on a mortgage loan with a larger principal balance may result in greater losses allocated to the certificateholders; and

•	mortgage loans with a loan-to-value ratio of greater than 80%, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk than mortgage loans with a lower loan-to-value ratio.

In addition, the amount of documentation required by the applicable underwriting guidelines to verify information provided by the borrower, such as income or assets, may vary. Differences in these documentation requirements may result in greater risks for some mortgage loans than those originated with more stringent documentation requirements. The applicable documentation requirements are summarized in “Annex A—Certain Characteristics of the Mortgage Loans” of this prospectus.

In addition, approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date were not directly originated by an originator but were sourced by third-party brokers or originated through correspondent relationships. All of these mortgage loans were either funded directly by an originator, in the case of brokered loans, or were acquired by an originator soon after origination, in the case of correspondent loans. However, the loss and prepayment history of these mortgage loans may be different than those originated through retail channels. In particular, mortgage loans sourced through brokers or correspondent relationships may have prepayment speeds faster than would otherwise be the case if originated directly by an originator.

We refer you to “The Originators” and “Acquisition of Mortgage Loans by the Seller” in this prospectus.

In Underwriting the Mortgage Loans, an Originator May Not Have Followed Its Underwriting Guidelines; Underwriting Guidelines May Not Identify or Appropriately Assess Repayment Risks

As described below under “The Originators” and “Acquisition of Mortgage Loans by the Seller,” each originator will represent that each related mortgage loan has been underwritten in substantial conformance with such originator’s underwriting guidelines it has established or pursuant to the investor-specific underwriting guidelines it has adopted then in effect at the time of origination without regard to underwriter discretion or, if not underwritten in conformance with such guidelines, has reasonable and documented compensating factors. These guidelines may not identify or appropriately assess the risk that the interest and principal payments due on a mortgage loan will be repaid when due, or at all, or whether the value of the mortgaged property will be sufficient to otherwise provide for recovery of such amounts. To the extent exceptions are made to an originator’s underwriting guidelines in originating a mortgage loan, those exceptions may increase the risk that principal and interest amounts may not be received or recovered and compensating factors, if any, or the criteria applied by Redwood Residential Acquisition Corporation for making an exception or granting a waiver which may have been the premise for making an exception to the underwriting guidelines may not in fact compensate for any additional risk. Furthermore, to the

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extent that the underwriting guidelines were not followed by an originator when originating the mortgage loans, there could also be an increased risk that principal and interest amounts may not be received or recovered.

See “Annex A—Exceptions to Underwriting Guidelines at Origination” and “Description of the Mortgage Pool—Certain Characteristics of the Mortgage Loans” for a discussion of the limitations on the use of credit or FICO scores.

Pre-Offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses

The sponsor has undertaken certain limited loan review procedures with respect to various aspects of certain mortgage loans underlying the certificates, including a review of the underwriting of certain of the mortgage loans conducted by each originator and compliance in the origination of the mortgage loans with applicable law and regulations, and verification of certain aspects of the mortgage loans. In conducting these review procedures, the sponsor relied on information and resources available to it (which were limited and which, in most cases, were not independently verified) and on one or more third party agents. The sponsor attributes all findings and conclusions of these review procedures to itself. These review procedures were designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in this prospectus is accurate in all material respects. However, these procedures did not constitute a re-underwriting of the loans, and were not designed or intended to discover every possible discrepancy or defect in the mortgage loans reviewed. In addition, the sponsor engaged a third party to conduct procedures designed by the sponsor to sample the sponsor’s data regarding characteristics of the mortgage loans, which data were used to generate the numerical information about the mortgage pool included in this prospectus. Investors should note that the sponsor undertook some of these limited procedures with respect to a portion of the mortgage loans and did not undertake these loan review procedures for the remaining mortgage loans.

Because the limited review procedures with respect to the mortgage loans were generally formulated with the purpose of providing reasonable assurance that the disclosure regarding the pool assets in this prospectus is accurate in all material respects, they may not have uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform. As one example, the future appreciation or depreciation in value of the mortgaged property securing a mortgage loan is a factor that could affect the future performance of that mortgage loan; however, the above-described review procedures typically would not include a review of factors pertinent for the purpose of formulating a projection of such potential future appreciation or depreciation. Furthermore, to the extent that the limited review conducted by the sponsor did reveal factors that could affect how the mortgage loans will perform, the sponsor may have incorrectly assessed the potential severity of those factors and permitted the subject mortgage loans to be included in the mortgage pool. For example, in cases where a third party retained by the sponsor reviews an original appraisal and determines that it does not support the original appraised value, the third party review may have considered a Collateral Desktop Analysis, which is a valuation analysis performed by a licensed or certified appraiser who reviews the original appraisal to determine if the original value is supported. In considering the results of the third party’s review, the sponsor may also consider the results of additional valuation analyses, such as a field review or a Fannie Mae Form 2055 exterior-only inspection residential appraisal report, and conclude on the basis of this additional analysis that the original appraised value is, in fact, supported and the mortgage loan should be included in the mortgage pool. In such a case (and in similar situations where the sponsor permits mortgage loans to be included in the mortgage pool despite underwriting guideline or compliance discrepancies identified in the credit and compliance component of the pre-offering review) if the sponsor has incorrectly assessed the potential severity of the factors revealed by the limited review, the risk of losses on the mortgage loans will be increased.

We refer you to “Pre-Offering Review of the Mortgage Loans” in this prospectus.

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[Risks Related to Mortgage Loans With Interest-Only Payments

Approximately [___] of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund provide for payment of interest at the related mortgage interest rate, but no payment of principal, for a period of [___] years following the origination of the mortgage loan. Following the interest-only period, the monthly payment with respect to each of these mortgage loans will be increased to an amount sufficient to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable mortgage interest rate. This increase may result in increased delinquencies by the related borrowers, particularly if interest rates have increased and the borrower is unable to refinance. In addition, losses may be greater on these mortgage loans since there will be no principal amortization during the early years of these mortgage loans.

Historical performance data for interest-only mortgage loans is limited compared to performance data for mortgage loans that amortize from origination. The performance of interest-only mortgage loans may be significantly different from mortgage loans that amortize from origination. In addition, these borrowers may expect to refinance their mortgage loans with new mortgage loans (if a refinancing opportunity is available), particularly at the end of the interest-only period, which may result in higher prepayment speeds than would otherwise be the case. Also, the failure by a borrower to build equity in a mortgaged property may present special default and prepayment risks, particularly if the value of the mortgaged property declines below the principal balance of the mortgage loan.

We refer you to “Yield, Prepayment and Weighted Average Life— General” in this prospectus.]

[Risks Related to Hybrid Loans

Approximately [__] of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund provide for payment of interest at a fixed rate for a period of [__], [__] or [__] years following the origination of the mortgage loan. Thereafter, the Mortgage Interest Rate adjusts periodically based on the related Index.

As the fixed rates on these hybrid loans expire and convert to adjustable rates, the borrower’s monthly payments may be increased substantially, particularly if mortgage interest rates have risen since the dates of origination of these loans. In recent years, mortgage interest rates have been at historically low levels.  If mortgage interest rates rise, borrowers will experience increased monthly payments on their hybrid mortgage loans.

Borrowers who intend to avoid increased monthly payments by refinancing their mortgage loans may find that lenders may not in the future be willing or able to offer these hybrid mortgage loan products, or to offer these products at relatively low interest rates.  A decline in housing prices generally or in certain regions of the United States could also leave borrowers with insufficient equity in their homes to permit them to refinance.  In addition, borrowers who intend to sell their properties on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans.  These events could cause borrowers to default on their mortgage loans.

Rising unemployment and slow wage growth in certain regions of the United States or generally could also impact the ability of many borrowers with hybrid mortgage loans to make the higher monthly payments resulting from the expiration of fixed rate periods, or from increases in interest rates.  If borrowers become unemployed in a slowing economy, or if they find that expected increases in personal income have not occurred, they may be unable to make the higher monthly mortgage payments.

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Any of the factors described above, alone or in combination, could adversely affect the yield on your securities.  Depending upon the type of security purchased and the price paid, the adverse yield effect could be substantial.

Historical performance data for hybrid mortgage loans is limited compared to performance data for mortgage loans that are either fixed-rate or adjustable rate for the life of the loan. The performance of hybrid mortgage loans may be significantly different compared to such mortgage loans. In addition, hybrid borrowers may expect to refinance their mortgage loans with new mortgage loans (if a refinancing opportunity is available), particularly at the end of the fixed-rate period, which may result in higher prepayment speeds than would otherwise be the case.

We refer you to “Yield, Prepayment and Weighted Average Life – General” in this prospectus.]

Geographic Concentration of Mortgage Loans

Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the State of [   ]. Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the [   ] Metropolitan Statistical Area, approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the [   ] Metropolitan Statistical Area, and approximately[   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the [   ] Metropolitan Statistical Area. Adverse economic conditions and natural disasters in regions or states with a higher concentration of mortgage loans will have a disproportionate impact on the rate of delinquencies, defaults and losses on the mortgage loans than if fewer of the mortgage loans were concentrated in those regions or states.

From time to time, areas of the United States may be affected by flooding, severe storms, hurricanes, landslides, wildfires, earthquakes or other natural disasters or the effects of global climate change (which may include flooding, drought or severe weather). Under the applicable purchase agreement, each originator will represent and warrant that as of the date that the seller acquired a mortgage loan, each mortgaged property was free of material damage. Under the mortgage loan purchase agreement, the seller will agree to cure a breach or repurchase from the trust fund or substitute for any mortgage loan as to which such representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. In the event of a breach of this representation and warranty that materially and adversely affects the interests of certificateholders, the applicable originator or the seller, as applicable, will be required to cure the breach, repurchase the affected mortgage loan or substitute another mortgage loan, or, in certain circumstances, make an indemnification payment in the amount of the reduction in value resulting from such breach. If an originator or seller, as applicable, fails to cure the breach, repurchase or substitute for or make an indemnification payment with respect to the affected mortgage loan, no other party is obligated to do so. In addition, under the mortgage loan purchase agreement, Redwood Residential Acquisition Corporation will be obligated as described herein to cure the breach, or repurchase or substitute for any affected mortgage loan originated by any originator other than [Exception Originator] if such originator is unable to cure such breach, repurchase or substitute for or make an indemnification payment with respect to such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. If any damage caused by flooding, storms, wildfires, landslides or earthquakes (or other causes) occurs after the closing date, no entity will have any remedy obligation. In addition, the standard hazard policies covering the mortgaged properties generally do not cover damage caused by earthquakes, hurricanes, flooding and landslides, and earthquake, hurricane, flood or landslide insurance may not have been obtained with respect to such mortgaged properties. As a consequence, realized losses could result. For example, a severe earthquake in the San Francisco area could result in losses on the

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certificates, including the senior certificates. In addition, significant changes in regional climate conditions could have effects that are difficult to foresee. To the extent that a locality becomes more susceptible to extreme temperatures or weather events or otherwise becomes less desirable as a place to live, property values could be adversely affected and rates of default could increase.

We refer you to “Yield, Prepayment and Weighted Average Life” in this prospectus. For additional information regarding the geographic concentration of the mortgage loans to be included in the mortgage pool, see the applicable table(s) in “Annex A—Certain Characteristics of the Mortgage Loans” of this prospectus.

Mortgage Loan Interest Rates May Limit Interest Rates on the Certificates

The certificates will accrue interest at [describe interest rate], but those interest rates are subject to certain limitations, generally based on the weighted average interest rates of the mortgage loans in the trust or as otherwise described below, net of certain allocable fees and expenses of the issuing entity. The mortgage loans to be included in the trust will have interest rates that either are fixed or adjust based on a variable index, as described in this prospectus.

[Any adjustable rate mortgage loans in the trust may also have periodic maximum and minimum limitations on adjustments to their interest rates, and may have the first adjustment to their interest rates a number of years after their first distribution dates. In addition, adjustable rate mortgage loans generally have lifetime maximum interest rates. As a result, your variable rate certificates may accrue less interest than they would accrue if their interest rates were solely based on the specified index plus the specified margin.]

[A variety of factors could limit the interest rates and adversely affect the yields to maturity on the variable rate securities. Some of these factors are described below.

The interest rates for your certificates adjust [monthly] based on the [___ index], while the interest rates on the mortgage loans to be included in the trust adjust [monthly][semi-annually] [based on a different index or not adjust at all]. Consequently, the limits on the interest rates on these certificates may prevent increases in the interest rates for extended periods in a rising interest rate environment.

The interest rates on adjustable rate mortgage loans may respond to economic and market factors that differ from those that affect the [____ index] applicable to your variable rate certificates. It is possible that the interest rates on any adjustable rate mortgage loans may decline while the interest rates on the certificates are stable or rising. It is also possible that the interest rates on any adjustable rate mortgage loans and the interest rates on the certificates may both decline or increase during the same period, but that the interest rates on your certificates may decline or may increase more slowly or rapidly.

To the extent that fixed rate or adjustable rate mortgage loans are subject to default or prepayment, the interest rates on the certificates may be reduced as a result of the net funds cap limitations described in this prospectus.]

The Return on Your Certificates Could Be Reduced by Shortfalls Due to the Servicemembers Civil Relief Act

The Servicemembers Civil Relief Act, or “Relief Act,” provides relief to borrowers who enter active military service and to borrowers in reserve status who are called to active duty after the origination of their mortgage loan. The Relief Act provides generally that a borrower who is covered by the Relief Act may not be charged interest on a mortgage loan in excess of 6% per annum during the period of the borrower’s active duty. Current or future military operations of the United States may result in an increase in the number of borrowers who

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may be in active military service, and the activation of additional U.S. military reservists or members of the National Guard, which may in turn significantly increase the proportion of mortgage loans whose mortgage rates are reduced by application of the Relief Act. In addition, mortgage loans in the mortgage pool that have not been identified as such may already be subject to the Relief Act. The amount of interest available for payment to certificateholders will be reduced by any reductions in the amount of interest collectible as a result of application of the Relief Act or similar state or local laws and neither a servicer nor any other party will be required to fund any interest shortfall caused by any of these reductions. Interest shortfalls on the mortgage loans due to the application of the Relief Act or similar legislation or regulations will be applied to reduce accrued interest on each class of the certificates on a pro rata basis in accordance with the amount of interest due on each class on the applicable distribution date.

The Relief Act also limits the ability of a servicer to foreclose on a mortgage loan during the borrower’s period of active duty and, in some cases, during an additional period thereafter. As a result, there may be delays in payment and increased losses on the mortgage loans. Those delays and increased losses will be borne primarily by the class of certificates with a certificate principal amount greater than zero with the lowest payment priority.

On February 9, 2012, the Department of Justice, the Department of Housing and Urban Development, and attorneys general representing 49 states and the District of Columbia reached a settlement agreement with five large mortgage servicers in connection with servicing and foreclosure issues. Consent judgments implementing the agreement were filed in the U.S. District Court in Washington, D.C. in March, 2012. The settlement agreement provides additional relief to servicemembers and veterans, including requiring the five servicers to compensate servicemembers who were foreclosed on in violation of the Relief Act since 2006 or who were charged interest in excess of 6% per annum, and to implement procedures designed to prevent delinquencies and foreclosures. While the servicers servicing mortgage loans included in the mortgage pool are not subject to the settlement agreement, it is possible that the terms of the settlement agreement will become applicable to the mortgage loans in the future, through additional settlements or rules and regulations of general applicability, which could cause delays in payments to or increase losses to the certificateholders.

We cannot predict how many mortgage loans have been or may be affected by the application of the Relief Act or similar legislation or regulations.

We refer you to “Certain Legal Aspects of the Loans—Servicemembers Civil Relief Act” herein and “Risk Factors—Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates” above.

Potential Inadequacy of Credit Enhancement

The certificates are not insured by any financial guaranty insurance policy. The credit enhancement features of subordination and loss allocation are intended to enhance the likelihood that holders of more senior classes of certificates will receive regular payments of interest and principal, but are limited in nature and may be insufficient to cover all losses on the mortgage loans.

Subordination and Allocation of Losses. The amount of any principal loss experienced on a mortgage loan will be applied to reduce the class principal amount of the class of subordinate certificates with the highest numerical class designation, until the principal amount of that class has been reduced to zero. If this loss allocation to the subordinate certificates is insufficient to absorb losses, then holders of more senior classes will incur losses and may never receive all of their principal payments. You should consider that:

•	if you buy a Class [ ] Certificate and losses on the mortgage loans exceed the total principal amount of the Class [ ] and Class [ ] Certificates, the principal amount of your certificates will be reduced proportionately with the principal amounts of the other Class [ ] Certificates by the amount of that excess;

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•	if you buy a Class [ ] Certificate and losses on the mortgage loans exceed the total principal amount of the Class [ ], Class [ ] and Class [ ] Certificates, the principal amount of your certificates will be reduced proportionately with the principal amounts of the other Class [ ] Certificates by the amount of that excess;
•	if you buy a Class [ ] Certificate and losses on the mortgage loans exceed the total principal amount of the Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, the principal amount of your certificates will be reduced proportionately with the principal amounts of the other Class [ ] Certificates by the amount of that excess;
•	after the total principal amount of the subordinate certificates has been reduced to zero, losses on the mortgage loans may reduce the principal amounts of the senior certificates (or in the case of the interest-only certificates, the notional amounts thereof); and
•	because the Class [ ] Certificates will not receive any distributions of principal until the principal amount of the Class [ ] Certificates has been reduced to zero, the principal amount of the Class [ ] Certificates likely will be reduced more slowly than the principal amounts of the other senior certificates and therefore will bear a greater risk of losses on the mortgage loans.

Losses on the mortgage loans will reduce the loss protection provided by the subordinate certificates to the senior certificates and will increase the likelihood that the senior certificates that are entitled to principal distributions will not receive all of their expected principal distributions and, as described in the preceding paragraphs, certain classes of senior certificates will be allocated realized losses before other classes of senior certificates. In addition, as described in the preceding paragraphs, certain classes of senior certificates will receive principal distributions in priority to other classes of senior certificates, increasing the likelihood that the senior certificates that receive later distributions of principal may not receive all of their expected principal distributions.

In addition, interest shortfalls resulting from reductions in the amount of monthly interest payments on mortgage loans due to application of the Relief Act, and from borrowers’ prepayments of their mortgage loans (to the extent such shortfalls exceed the related servicing fee in any month) will be applied to reduce current interest on each class of certificates on a pro rata basis in accordance with the amount of interest due on each class on the applicable distribution date. Accordingly, subordination will not provide the senior certificates with protection against these interest shortfalls.

Reductions in Net WAC. Servicing modifications that reduce the interest rate due on a mortgage loan will decrease the Net WAC. The Net WAC for any distribution date will also be reduced by the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration, mediation and investor communication requests (other than the securities administrator fee, the trustee fee, the custodian fee and the master servicing fee), paid or reimbursed to the securities administrator, the trustee and the master servicer from the trust fund under the pooling and servicing agreement and the custodian from the trust fund in accordance with the custodial agreement during the prior calendar month, subject to an aggregate maximum amount of $300,000 annually and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee.

Any such interest rate modifications and trust expenses will reduce the interest distributable on any class of certificates with a certificate interest rate based on the Net WAC and may reduce the interest distributable on any class of certificates with a certificate interest rate limited by the Net WAC. Those reductions will not be reimbursed and subordination will not protect holders of senior certificates from these reductions.

[Primary Mortgage Insurance. Approximately [___]% of the mortgage loans are first lien mortgage loans which have original loan-to-value ratios greater than 80%. Approximately [___]% and [___]% of those mortgage loans are covered by existing borrower- or lender- paid primary mortgage insurance policies. The existing borrower- or lender- paid primary mortgage insurance policies will generally have the effect of reducing the original loan-to-value ratios of those covered mortgage loans to the [___]% to [___]%.]

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[In addition, one or more loan-level primary mortgage insurance policies may be acquired on behalf of the trust from primary mortgage insurance providers, providing the initial insurance coverage specified in this prospectus for those first lien mortgage loans with original loan-to-value ratios greater than 80%. ]

These loan-level primary mortgage insurance policies will generally have the effect of reducing the original loan-to-value ratios of those covered mortgage loans to the percentage specified in this prospectus.

However, these policies will only cover first lien mortgage loans and will be subject to various other limitations and exclusions. In addition, borrower-paid primary mortgage insurance may be subject to cancellation by the related borrower. As a result, coverage may be rescinded or denied on some mortgage loans. Primary mortgage insurance providers will generally curtail the insured payments on a foreclosed mortgage loan if the related servicer does not foreclose that mortgage loan within a limited time period determined by the insurance provider. In addition, because the amount of coverage under these policies depends on the loan-to-value ratio of the related mortgaged property at the inception of these policies, a decline in the value of the related mortgaged property will not result in increased coverage, and the trust may still suffer a loss on a covered mortgage loan. Accordingly, these primary mortgage insurance policies will provide only limited protection against losses on the mortgage loans.]

[No Primary Mortgage Insurance. None of the mortgage loans have primary mortgage insurance coverage. As a result, if a borrower defaults under a mortgage loan, foreclosure proceedings are brought by the related servicer, and the value of the mortgaged property is not adequate to pay principal and accrued interest on the mortgage loan along with related costs and expenses, there is unlikely to be any other source of payments available to reduce the amount of losses that would be incurred on that mortgage loan.]

Unpredictability and Effect of Prepayments

The rate of principal distributions and the yields to maturity on the certificates will be directly related to the rate of principal payments on the mortgage loans. The rate of prepayments on the mortgage loans will be sensitive to prevailing interest rates. Generally, if prevailing interest rates decline, mortgage loan prepayments may increase if refinancing is available at lower interest rates. If prevailing interest rates rise, prepayments on the mortgage loans may decrease.

For example, the mortgage loans could be subject to higher prepayment rates if fixed rate mortgage loans at competitive interest rates are available, allowing borrowers to refinance their mortgage loans to “lock-in” lower fixed interest rates. The features of adjustable rate mortgage loan programs and loans with specified interest-only periods during the past several years have varied significantly in response to market conditions including the interest rate environment, consumer demand, regulatory restrictions and other factors. The lack of uniformity of the terms and provisions of such mortgage loan programs have made it impracticable to compile meaningful comparative data on prepayment rates and, accordingly, we cannot assure you as to the rate of prepayments on the mortgage loans in stable or changing interest rate environments. The prepayment experience of the mortgage loans to be included in the trust may differ significantly from that of other first lien residential mortgage loans.

Borrowers may prepay their mortgage loans in whole or in part at any time. However, [   ] mortgage loans, which represent approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, require prepayment charges if, during the first five years after the origination of the mortgage loan, either (a) the mortgage loan is prepaid in full or (b) the total of all prepayments during any twelve month period exceeds twenty percent (20%) of the original principal balance of the mortgage loan. The amount of the prepayment charge is equal to the lesser of (i) a range of one-half percent to one percent (0.5%-1%) of the principal balance of the mortgage loan immediately prior to the prepayment or (ii) six months advance interest on the amount prepaid that exceeds the allowable twenty percent (20%) of the original principal balance, calculated at the interest rate in effect on the date of prepayment. Prepayment charges will not be paid to certificateholders. All of the mortgage loans that

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require prepayment charges were originated by [      ], which will receive any prepayment charges paid by borrowers as additional servicing compensation.

Prepayments on the mortgage loans may occur as a result of solicitations of the borrowers by mortgage loan lenders, including the originators.

The timing of prepayments of principal may also be affected by liquidations of or insurance payments on the mortgage loans. In addition, an originator of the mortgage loans or the seller may be required to purchase mortgage loans from the trust fund in the event that certain breaches of representations and warranties made with respect to the mortgage loans are not cured, or in the event that a borrower’s monthly payment with respect to a mortgage loan is one or more monthly payments delinquent within three months of the date of origination. These purchases will have the same effect on certificateholders as prepayments of mortgage loans.

In the event of an occurrence of a natural disaster in an area where mortgaged properties underlying the mortgage loans are located, the insurance proceeds received with respect to any damaged mortgaged properties that are not applied to the restoration of that property will be used to prepay the related mortgage loans in whole or in part. Any repurchases or repayments of the mortgage loans may reduce the weighted average lives and will reduce the yields on the offered certificates to the extent they are purchased at a premium.

If prepayments occur faster for mortgage loans with higher net mortgage rates than for mortgage loans with lower net mortgage rates, the Net WAC will be reduced, which may in turn reduce the rate at which interest accrues on the certificates.

The timing of changes in the rate of prepayments may significantly affect the actual yield to you, even if the average rate of principal prepayments is consistent with your expectations. In general, the earlier the payment of principal of the mortgage loans, the greater the effect on your yield to maturity. As a result, the effect on your yield of principal prepayments occurring at a rate higher (or lower) than the rate you anticipate during the period immediately following the issuance of the certificates may not be offset by a subsequent like reduction (or increase) in the rate of principal prepayments.

A prepayment of a mortgage loan will usually result in a prepayment of principal on the certificates (other than the interest-only certificates):

•	If you purchase certificates (other than the interest-only certificates) at a discount, and principal prepayments on the mortgage loans are received at a rate slower than you anticipate, then your yield may be lower than you anticipate.

•	If you purchase certificates at a premium and principal prepayments on the mortgage loans are received at a rate faster than you anticipate, then your yield may be lower than you anticipate.

We refer you to “Yield, Prepayment and Weighted Average Life” in this prospectus for a description of factors that may influence the rate and timing of prepayments on the mortgage loans.

Risks for the Interest-only Certificates

The interest-only certificates will be entitled to distributions of interest only to the extent the Net WAC on a distribution date exceeds the applicable rate specified for such class in the applicable footnote to the first table under the heading “The Offered Certificates” beginning on page 1 of this prospectus.

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Prepayments on the mortgage loans, including liquidations, repurchases by the related originator or seller and insurance payments, could result in the failure of investors in the interest-only certificates to fully recover their initial investments. Prepayments on the mortgage loans may occur as a result of solicitations of the borrowers by mortgage loan originators. Finally, exercise of the master servicer’s exercise of its optional purchase right when the unpaid principal balance of the mortgage loans generally has declined to less than 10% of the cut-off date balance will also adversely affect the yields on the interest-only certificates.

See “The Yields to Maturity of the Interest-only Certificates Is Extremely Sensitive to the Rate and Timing of Principal Payments on the Mortgage Loans” below.

The Yields to Maturity of the Interest-only Certificates Is Extremely Sensitive to the Rate and Timing of Principal Payments on the Mortgage Loans

The yields on the interest-only certificates will be extremely sensitive to the rate and timing of principal prepayments, liquidations and repurchases of the mortgage loans. Investors in the interest-only certificates should be aware that mortgage loans with higher mortgage rates may prepay faster than mortgage loans with lower mortgage rates. If the mortgage loans are prepaid at a rate faster than an investor assumed at the time of purchase, the yields to investors in the interest-only certificates will be adversely affected. In addition, investors in the interest-only certificates should note that the provisions contained herein with respect to breaches of representations and warranties could materially affect their yields. Investors in the interest-only certificates should fully consider the risk that a rapid rate of prepayments, liquidations and repurchases of the mortgage loans could result in the failure of these investors to fully recover their investments.

See “—Unpredictability and Effect of Prepayments” and “Yield, Prepayment and Weighted Average Life” in this prospectus.

The Timing of Realized Losses May Impact Returns on the Certificates

The timing of realized losses may impact the return earned on the certificates, in particular on the subordinate certificates. The timing of realized losses could be affected by the creditworthiness of the borrower, the borrower’s willingness and ability to continue to make payments, and new legislation, legal actions or programs that allow for the modification of loans or for borrowers to obtain relief through bankruptcy or other avenues. Because realized losses will be applied to reduce the aggregate principal amount of the subordinate certificates before being allocated to the senior certificates, they also reduce the interest paid on those certificates. Therefore, the timing of realized losses, and not just the overall level of such realized losses, will impact the return on the subordinate certificates.

Delay in Receipt of Liquidation Proceeds; Liquidation Proceeds May Be Less than the Mortgage Balance

Substantial delays in the distribution of principal and interest on the certificates could be encountered in connection with the liquidation of delinquent mortgage loans. Further, reimbursement of advances made by a servicer (other than [20% Servicer]) and the servicing administrator and liquidation expenses such as legal fees, real estate taxes and maintenance and preservation expenses may reduce the portion of liquidation proceeds payable to certificateholders. If a mortgaged property fails to provide adequate security for the related mortgage loan, you could incur a loss on your investment if the applicable credit enhancement is insufficient to cover the loss.

Mortgage Loan Modification Programs and Future Legislative Action May Adversely Affect the Performance and Market Value of Your Certificates

To limit losses on delinquent mortgage loans, in accordance with the servicing agreements, the servicers may use loss mitigation measures, including forbearance agreements and other modification agreements and pre-foreclosure

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sales. Modifications of mortgage loans in an attempt to maximize the ultimate proceeds of such mortgage loans may have the effect of, among other things, reducing or otherwise changing the mortgage interest rate, forgiving payments of principal, interest or prepayment charges, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loans, deferring principal payments, with or without interest, or any combination of these or other modifications. Since all of the classes of offered certificates receive interest based on the weighted average net mortgage interest rate of the mortgage loans or are subject to a limitation on interest equal to that rate, modifications to reduce mortgage interest rates may reduce interest payable on the offered certificates. In addition, while the U.S. Congress has failed to pass legislation to enhance the power of bankruptcy courts to reduce the principal amount of, or the interest rate on, a mortgage loan of an individual who is a debtor in bankruptcy secured by a primary residence, it is possible that such legislation could be enacted in the future.

A modification may result in reduced interest collections available for distribution to the certificates, reduced distributions of principal or the allocation of a realized loss to the most subordinate class of certificates outstanding. Modifications that are designed to maximize collections to the issuing entity in the aggregate may adversely affect a particular class of certificates. Each servicer is required to consider the interests of all classes of certificates as a whole when making servicing decisions. If a servicer reduces the interest rate, extends the payment period or accepts a lesser amount than stated in the mortgage note in satisfaction of the mortgage note, or charges off or sells the mortgage loan, amounts available to make payments on the certificates will be reduced. In addition, investors should note that in connection with considering a modification or other type of loss mitigation, a servicer may incur or bear related out-of-pocket expenses, which would be reimbursed to such servicer prior to distributions on the certificates.

In 2008 and 2009, the federal government commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. In addition, certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs relating to the mortgages they hold or service.  These programs may involve, among other things, the modification of mortgage loans to reduce the rate of interest payable on the loans, to extend the payment terms of the loans, to forgive principal or to forbear the payment of a portion of principal on the mortgage loan without interest. In addition, members of the U.S. Congress have indicated support for additional legislative relief for homeowners, including a proposed amendment of the bankruptcy laws to permit the modification of mortgage loans in bankruptcy proceedings. A Federal Housing Administration, or FHA, program permits lenders to provide additional refinancing options to borrowers who owe more than their home is worth. These loan modification programs, as well as future law enforcement and legislative or regulatory actions, including amendments to the bankruptcy laws that result in the modification of outstanding mortgage loans, could adversely affect the amounts payable on and market value of your certificates. These programs may involve the modification of mortgage loans in default as well as mortgage loans where default is, in the judgment of a servicer, imminent.

It is not yet certain whether a servicer or any successor servicer will modify the terms of any mortgage loans, what form any modified terms may take, how or when modifications may be implemented, or how the certificates may be impacted by such modifications. No assurances can be given that the implementation of loan modifications or the failure to implement loan modifications will not adversely impact the certificates.

Proposals to Acquire Mortgage Loans by Eminent Domain May Adversely Affect Your Certificates

Over the past several years, certain localities have considered the use of eminent domain to acquire “underwater” mortgage loans in an effort to assist homeowners facing, or at risk of facing, foreclosure. Although none of those programs were fully implemented and the risk has declined, if property values in a particular area were to decline significantly, the related governmental authorities may consider eminent domain as a possible measure to assist distressed homeowners. In the event that any municipality or governmental authority elects to pursue the purchase of mortgage loans by eminent domain, there is no assurance whether any mortgage loans sought to be purchased will be mortgage loans held in securitization trusts, including the issuing entity, and what purchase

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price would be paid for any such mortgage loans. Any such actions could have a material adverse effect on the market value of the certificates. There is also no certainty as to whether any such action without the consent of investors would face legal challenge, and, if so, the outcome of any such challenge.

Recent federal appropriations bills included provisions that discourage the use of eminent domain programs like the programs described above. Under these provisions, appropriated federal funds cannot be used to insure, securitize or guarantee any mortgage or mortgage-backed security that refinances a mortgage that has been subject to eminent domain condemnation or seizure. Laws that limit access to federally guaranteed loans will likely make it difficult for governmental entities to fund such eminent domain programs. While these developments may discourage governmental entities from using eminent domain programs, they do not prohibit such programs and there can be no assurance that governmental entities will not adopt such programs in the future.

Certificateholders will bear the risk that future regulatory and legal developments will result in losses on their certificates, to the extent not covered by the applicable credit enhancement. The effect on the certificates will likely be more severe if any of these future legal and regulatory developments occur in one or more states in which there is a significant concentration of mortgaged properties.

As described under “The Agreements—Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition” below, if a governmental entity implements a program under which it has the power to acquire residential mortgage loans through the exercise of eminent domain, and the governmental entity proposes to acquire a mortgage loan out of the trust fund, the controlling holder will obtain or cause to be obtained or, if there is no longer a controlling holder, the trustee will cause the related servicer to obtain, a valuation on the related property in the form of a broker’s price opinion or another valuation method that it deems appropriate. The controlling holder, if any, may also engage a third party to review each such mortgage loan to determine whether the payment offered by such governmental entity is the fair market value of the mortgage loan, and it may engage legal counsel to assess the legality of the governmental entity’s proposed action and whether there are bona fide legal grounds for contesting the acquisition. Based on the results of these determinations, the controlling holder may contest such an acquisition through appropriate legal proceedings. If certain conditions are satisfied, the certificateholders may direct the trustee to pursue such an action. These procedures may take substantial time, which could result in delays, increased costs and losses to certificateholders.

Risks Related to the Potential Elimination or Reduction of the Mortgage-Interest Tax Deduction

Various tax reform proposals continue to circulate in Congress, some of which would change the manner in which home interest deductions are treated. It is unclear whether any of the pending tax reform proposals will be enacted, either piecemeal as revenue raisers or as part of a more comprehensive package of tax reforms. Elimination or further restrictions on the mortgage-interest tax deduction could negatively affect the U.S. housing market, the market value of residential mortgage loans and the certificates.

Homeowner Association Super Priority Liens, Special Assessment Liens and Energy Efficiency Liens May Take Priority Over the Mortgage Liens

In some jurisdictions it is possible that the first lien of a mortgage may be extinguished by super priority liens of homeowner associations or condominium associations, potentially resulting in a loss of the mortgage loan’s outstanding principal balance. In at least 20 states and the District of Columbia, homeowner association (“HOA”) or condominium association assessment liens can take priority over first lien mortgages under certain circumstances. The number of these so called “super lien” jurisdictions has increased in the past few decades and may increase further.

The laws of these “super lien” jurisdictions that provide for HOA super liens vary in terms of: (a) the duration of the priority period (with many at six months and some with no limitations); (b) the assessments secured

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by the HOA lien (charges can include not only unpaid HOA assessments, but also late charges, collection costs, attorneys’ fees, foreclosure costs, fines, and interest); (c) whether the HOA must give lenders with liens encumbering the mortgaged property notice of the homeowner’s failure to pay the assessment; and (d) the statute of limitations on HOA foreclosure rights.

There is currently no efficient mechanism available to loan servicers, including the servicers, to track the status of borrowers’ payments of HOA assessments that are governed by super lien statutes. In fact, there is neither a unified database for HOA information, nor a centralized place for HOAs and loan servicers to contact one another. Consequently, in some of the super lien jurisdictions there often is no practical, systemic method for the servicers to determine when an HOA assessment is unpaid or when the HOA initiates foreclosure of its lien. In some circumstances the servicers or the servicing administrator may make servicing advances to pay delinquent homeowner association assessments or for the costs of determining whether any mortgaged property is subject to a homeowner association assessment or a related lien. If such servicing advances are not recovered from the related mortgagor or liquidation proceeds, they will be paid to the servicers or the servicing administrator from collections on the mortgage loans and reduce amounts payable to certificateholders.

If an HOA, or a purchaser of an HOA super lien, completes a foreclosure in respect of an HOA super lien on a mortgaged property, the lien with respect to the related mortgage loan will be extinguished. In those instances, the certificateholders could suffer a loss of the entire outstanding principal balance of the mortgage loan, plus interest. Any attempt to recover the balance on an unsecured basis by suing the borrower personally would be problematic, particularly if the borrower has no meaningful assets to recover against.

Mortgaged properties securing the mortgage loans may also be subject to the lien of special property taxes and/or special assessments. These liens may be superior to the liens securing the mortgage loans, irrespective of the date of the related mortgage. In some instances, individual borrowers may be able to elect to enter into contracts with governmental agencies for Property Assessed Clean Energy (PACE) or similar assessments that are intended to secure the payment of energy and water efficiency and distributed energy generation improvements that are permanently affixed to their properties, possibly without notice to or the consent of the related mortgagee. These assessments may also have lien priority over the mortgages securing mortgage loans. No assurance can be given that any mortgaged property so assessed will increase in value to the extent of the assessment lien. Additional indebtedness secured by the assessment lien would reduce the amount of the value of the mortgaged property available to satisfy the affected mortgage loan and thereby reduce the amount available for distributions on your offered certificates.

Helping Families Save Their Homes Act

The Helping Families Save Their Homes Act of 2009, Public Law 111-22, 123 Stat. 1632, effective as of May 20, 2009, amends the Truth in Lending Act to require purchasers or assignees of mortgage loans secured by a borrower’s principal dwelling to mail or deliver notice to borrowers of the sale or transfer of their mortgage loan no later than 30 days after a sale or transfer. The sale of the mortgage loans from the depositor to the issuing entity will require that these notices be mailed or delivered reflecting the ownership of the mortgage loans by the issuing entity. Failure to comply with these notice requirements may result in civil claims for compensatory and punitive damages against the issuing entity. Any judgment against, or settlement by, the issuing entity relating to these violations would reduce the funds otherwise available for distribution to investors, and may result in shortfalls or losses on your certificates. The servicing agreements will require the servicers to deliver the required notices to borrowers.

Changes in the Accounting Rules May Affect You

The accounting standards for investments, such as the offered certificates, in interests in securitization vehicles such as the issuing entity may be changed by the Financial Accounting Standards Board at any time. Any changes in accounting standards may affect the manner in which you must account for your investment in any

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offered certificates and, under some circumstances, may require that you consolidate the entire trust fund on your balance sheet. Prospective investors in the offered certificates should consult their accounting advisors to determine the effect that accounting standards may have on them. We make no representation or warranty regarding the treatment of any offered certificates or the trust fund for purposes of any accounting standards, and any changes in such standards could adversely affect the value of your offered certificates.

Reduced Lending Capacities May Hinder Refinancing and Increase Risk of Loss

Since 2006, a number of originators and servicers of residential mortgage loans have experienced serious financial difficulties and, in some cases, have gone out of business. These difficulties have resulted, in part, from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations and warranties regarding loan quality and characteristics. Many originators, including originators with large servicing portfolios, have experienced rising costs of servicing as mortgage loan delinquencies have increased, without a compensating increase in servicing compensation. The lack of a functioning secondary market for mortgage-backed securities and mortgage loans has also reduced the availability of certain types of mortgage products that do not fit within the criteria of Freddie Mac, Fannie Mae or Ginnie Mae.

These trends may reduce alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for mortgagors may result in higher rates of delinquencies and losses on the mortgage loans. These trends may also make it more difficult to engage a successor servicer if that becomes necessary.

Market Exit of Originators and Servicers; Financial Condition of Originators, Servicers and the Seller

The financial difficulties of originators and servicers of residential mortgage loans may be exacerbated by higher delinquencies and defaults that reduce the value of mortgage loan portfolios, requiring originators to sell their portfolios at greater discounts to par. In addition, the costs of servicing an increasingly delinquent mortgage loan portfolio may be rising without a corresponding increase in servicing compensation. The value of many residual interests retained by sellers of mortgage loans in the securitization market has also been declining in these market conditions. In recent years, overall origination volumes have been down significantly from peak volume. Increasingly, originators and servicers of residential mortgage loans also have been the subject of governmental investigations and lawsuits, many of which have the potential to impact the financial condition of those financial institutions. In recent years, a number of originators and servicers of residential mortgage loans have experienced serious financial difficulties and, in some cases, have become subject to bankruptcy proceedings or entered conservatorship or receivership, or gone out of business. In addition, any regulatory oversight, proposed legislation and/or governmental intervention designed to protect consumers may have an adverse impact on originators and servicers. The CFPB has implemented final rules that became effective in January 2014, and rule amendments that become effective in October 2017, each related to mortgage servicing that may increase the costs associated with servicing mortgage loans. On January 7, 2013, federal regulators reached an $8.5 billion settlement agreement with ten U.S. banks regarding alleged foreclosure abuses. While the servicers servicing mortgage loans included in the mortgage pool are not currently subject to the settlement agreement, it is possible that similar settlement agreements will be reached with similar terms. These factors, among others, may have the overall effect of increasing costs and expenses of originators and servicers while at the same time decreasing servicing cash flow and loan origination revenues, and in turn may lead to originators or servicers leaving the industry.

Financial difficulties may result in the inability of originators to repurchase mortgage loans in the event of early payment defaults and other mortgage loan representation and warranty breaches which may also affect the value of residential mortgage-backed securities backed by those mortgage loans. Financial difficulties may also have a negative effect on the ability of servicers to pursue collections on mortgage loans that are experiencing increased delinquencies and defaults and to maximize recoveries on the sale of underlying properties following foreclosure. If

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a servicer is experiencing financial difficulties, it may not be able to perform its servicing duties, its advancing obligations (as applicable), or its obligations as an originator (as applicable) to repurchase any mortgage loans as required. Generally, none of the sponsor, the servicing administrator, the depositor or the underwriter is required to repurchase the mortgage loans if an originator fails to do so.

As further described in this prospectus under “The Agreements—Representations and Warranties,” in the mortgage loan purchase agreement, the seller will make certain limited representations and warranties with respect to the mortgage loans. The seller will also be obligated to cure the breach, or repurchase from the trustee or substitute for any mortgage loan as to which a representation and warranty made by an originator relating to the characteristics of the mortgage loans was true and correct as of the date made by such originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. In addition, with respect to representations and warranties made by each originator, other than [Exception Originator], the seller will be obligated to cure a breach or repurchase or substitute for a mortgage loan because of a breach of any such representation and warranty that materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan to the extent such originator is unable to do so because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. Therefore, if the seller experiences financial difficulties, it may be unable to perform these obligations, which may result in losses on the certificates.

Investors Will Be Dependent on Certain Third Parties Performing Their Responsibilities in an Accurate and Timely Manner

The mortgage loans held by the trust fund are serviced by third-party servicers. The obligation of each servicer (other than [20% Servicer]) and the servicing administrator to fund servicing advances and advances of principal and interest on behalf of a delinquent borrower is limited to the extent that the applicable servicer or the servicing administrator expects to recover the advances from the ultimate disposition of the mortgaged property securing the mortgage loan . A servicer or the servicing administrator, as applicable, will determine that a proposed advance is nonrecoverable when, in its good faith judgment, it believes the proposed advance would not ultimately be recoverable from the related mortgagor, related liquidation proceeds or other recoveries in respect of the mortgage loan. In addition, advances of principal and interest will also not be made with respect to mortgage loans that are 120 days or more delinquent. Any of the foregoing conditions could affect the timing and amount of payments available for distribution to the certificateholders. Because of the priority of distributions, shortfalls resulting from delinquencies that are not covered by advances of principal and interest will be borne first by the subordinate certificates (in reverse order of distribution priority).

In addition, if principal and interest advances are made with respect to a delinquent mortgage loan, any reimbursements of those advances prior to the actual collection of the amount for which the advance was made may also result in shortfalls in distributions to the holders of the certificates.

In the event of a default and ultimate liquidation of any mortgaged property, advances of principal of and interest on the related mortgage loan will be reimbursed primarily from liquidation proceeds on the mortgaged property prior to distributions on the certificates. As a result, principal and interest advances have the effect of delaying the allocation of losses to the certificates, and because advances have an interest component that will vary over the amortization of the mortgage loan, unrecovered interest advances have the effect of decreasing the net proceeds of liquidation of the mortgaged property available for distribution on the certificates and potentially increasing loss severity. Due to advances, certain classes of subordinate certificates that would otherwise be allocated losses instead will receive regular distributions of interest and principal prior to the liquidation or modification of a mortgage loan that they otherwise would not receive in the absence of principal and interest advances. Further, classes of certificates senior to those classes of subordinate certificates may experience greater losses and may be subject to ratings downgrades that might be more severe than would otherwise be the case in the absence of principal and interest advances on the mortgage loans. If liquidation proceeds are insufficient, any

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advances previously distributed to classes of subordinate certificates may not be recouped on the related mortgage loans (but may be collected from other mortgage loans prior to any distributions to certificateholders). The amount of any losses allocated to classes of certificates senior to the most subordinate class or classes of certificates may significantly increase if there are delays in liquidating or modifying defaulted mortgage loans.

In addition, as with any external service provider, investors are subject to the risks associated with inadequate or untimely services for reasons such as errors or miscalculations. Generally, many servicers are experiencing higher delinquencies and defaults than they have historically and, as a result, there is a risk that their operational infrastructures cannot properly process this increased volume. To the extent a servicer or the servicing administrator fails to fully perform its obligations, the certificates could experience losses.

Under the pooling and servicing agreement, the assignment, assumption and recognition agreements and the assignment of representations and warranties agreements, if any dispute regarding the repurchase of a mortgage loan is not resolved by the end of the 180-day period beginning when notice of the request is received by the originator, either the trustee or a certificateholder may refer the matter, in its discretion, to either mediation or third-party arbitration, and the originator must agree to the selected resolution method. No certificateholder is under any obligation to pursue such actions and the trustee will pursue such actions only under the limited circumstances described in this prospectus. Furthermore, there can be no assurance that, if any certificateholder or the trustee pursues such an action, that such action will be successful, which could result in losses on your certificates. See “The Agreements—Enforcement of Representations and Warranties and Dispute Resolution” and “Duties of the Asset Representations Reviewer” in this prospectus.

With respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, the transfer of the servicing of such mortgage loans to [20% Servicer] from the related originators is scheduled to occur on [   ], after the closing date. To the extent that the transfer of servicing of all or a portion of these mortgage loans is delayed or cancelled, there is a risk that such mortgage loans will be serviced by a party with inadequate resources or infrastructure to properly perform the necessary servicing obligations. A delay in the transfer of the servicing of these mortgage loans could in turn delay necessary servicing actions with respect to such mortgage loans, which could delay borrower payments or reduce the value realized from such mortgage loans. A transfer of servicing could cause a disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons, which could result in the affected mortgage loans experiencing increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data have been obtained by the new servicer.

The Lack of Experience and Financial Resources of a Servicer May Adversely Affect the Certificates

Certain of the servicers have limited experience in servicing mortgage loans, and a servicer may have insufficient financial resources to meet obligations under the related servicing agreement, including in the case of a servicer, its obligation to the issuing entity to make advances and servicing advances in respect of the related mortgage loans. Such lack of experience servicing mortgage loans may result in increased delinquencies, defaults and losses on the mortgage loans, foreclosure delays, failures in expeditiously implementing loss mitigation measures and other circumstances that may result in delayed payments to, or losses on, the certificates. Limited financial resources may result in a diminished servicing capability, a delay or failure in making advances or servicing advances and other circumstances that may result in increased delinquencies, defaults and losses on the mortgage loans, foreclosure delays, failures in expeditiously implementing loss mitigation measures, servicing transfers and other circumstances causing delayed payments to, or losses on, the certificates. Even if a servicer has adequate financial resources currently, it may not have such resources in the future or it may not have sufficient financial resources to meet its obligations if a larger number of mortgage loans serviced by it experience delinquencies or defaults. None of the sponsor, the depositor, the seller, the underwriter or any other party makes

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any assurance that any servicer has the requisite experience or financial resources to comply with its obligations under the related servicing agreement.

No Advancing of Monthly Payments with respect to 120-Day Delinquent Mortgage Loans May Reduce the Likelihood of Receipt of All Current Interest Payments Due

None of the servicers, the servicing administrator, the master servicer nor any other party is required or permitted to make advances of scheduled interest and principal with respect to any mortgage loan that is 120 days or more delinquent (determined in accordance with the Mortgage Banker’s Association methodology of determining delinquency) on the related determination date. Accordingly, on any distribution date if there are mortgage loans that are 120 days or more delinquent there will be a reduction in amounts available to pay principal and interest otherwise payable to certificateholders. Reductions in respect of interest will be applied to reduce the current period interest distributions to the most subordinate class or classes of certificates then outstanding and then to the senior classes as described herein. Such reduction would not have occurred if a servicer or the servicing administrator made advances of scheduled interest and principal until the mortgage loan were to be liquidated or the advance were to be determined to be nonrecoverable. Although the sponsor believes that discontinuing advances of scheduled interest and principal when a mortgage loan becomes 120 days delinquent will generally result in a reduced likelihood of principal losses allocated to the offered certificates, no assurances are given as to this result and the offered certificates may ultimately receive less interest than they otherwise would have if advances continued to be made. Further, although certificateholders whose distributions were reduced due to this mechanism are entitled to receive these amounts to the extent received in respect of the related 120 day or more delinquent mortgage loans, such amounts may be insufficient to fully reimburse certificateholders for such reductions.

Delinquencies Due to Servicing Transfers

Servicing of mortgage loans may be transferred in the future to other servicers in accordance with the provisions of the pooling and servicing agreement or a servicing agreement as a result of, among other things, (1) the occurrence of unremedied events of default in servicer performance under a servicing agreement or (2) the exercise by the seller of its right to terminate a servicer without cause.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the new servicer.  There can be no assurance as to the extent or duration of any disruptions associated with the transfer of servicing or as to the resulting effects on the yields on the certificates.

Servicers May Have Conflicts of Interest

Servicers may have conflicts of interest in making servicing decisions with respect to defaulted mortgage loans. For example, a servicer’s decision to modify a mortgage loan, foreclose on a defaulted mortgage loan or continue to make advances with respect to a defaulted mortgage loan may be affected by the amount of servicing compensation or by the cost of servicing the mortgage loan that would result from that decision or if a servicer owns, or is subject to the influence or direction of a holder of, any of the certificates. A servicer’s decision to modify rather than foreclose on a defaulted mortgage loan may affect the timing of its recovery of advances made with respect to that mortgage loan. The interests of a servicer that owns of one or more classes of certificates may conflict with the interests of the holders of other classes of certificates.[Include only if a servicer does not confirm it will not hold any economic interest in the certificates: In addition, the interests of a servicer that owns one or more classes of certificates may conflict with the interests of the holders of other classes of certificates.]

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If a servicer is also the originator of a mortgage loan, its interests as an originator in maintaining good customer relations may be in conflict with its duties as the servicer. A servicer that owns a subordinate mortgage secured by the same mortgaged property that secures a mortgage loan in the mortgage pool may also have a conflict of interest if a servicing decision with respect to the mortgage loan in the mortgage pool might affect the value of the subordinate mortgage owned by the servicer.

Actions to Enforce Breaches of Representations and Warranties Relating to Mortgage Loan Characteristics May Take a Significant Amount of Time or Cause Delays or Reductions in the Amount of Payments Made to Certificateholders and May Become Barred by the Statute of Limitations

The process for determining whether there has been a breach of a representation and warranty that materially and adversely affects the value of, or the interest of the certificateholders in, a mortgage loan, and the obligation to cure such breach, or to repurchase, substitute for or make an indemnification payment with respect to such mortgage loan, may be time-consuming and could result in delays in payments on the certificates. As described under “The Agreements – Enforcement of Representations and Warranties and Dispute Resolution” herein, any certificateholder or the trustee may pursue an action to enforce an alleged breach, which may include an arbitration proceeding or mediation. Additionally, the asset representations reviewer will review each mortgage loan that (i) becomes 120 days delinquent or (ii) is liquidated and a realized loss is incurred, to determine whether there have been breaches of representations and warranties under the related purchase agreement. Furthermore, if so directed by the requisite vote of certificateholders, the asset representations reviewer will review each mortgage loan that has become 60 or more days delinquent since the closing date in order to determine whether there have been breaches of any representations and warranties if the aggregate principal balance of loans that are 60 or more days delinquent or have been subject to a servicing modification within the last 12 months equals or exceeds 5% of the stated principal balance of the mortgage loans as of the most recent distribution date, as described more fully herein under “Duties of the Asset Representations Reviewer.” Based on such reviews, the trustee will, or any certificateholder may, determine whether a claim should be made for a mortgage loan to be repurchased. Any certificateholder may compel the trustee to refer a claim to arbitration or mediation even if, based upon the review of the asset representations reviewer, the trustee has concluded that there was no evidence of a breach of a representation and warranty. These procedures may take substantial time, which could result in delays, increased costs and losses to certificateholders. The rights of a certificateholder with respect to any alleged breach of a representation and warranty are described under “The Agreements—Enforcement of Representations and Warranties and Dispute Resolution” herein.

The New York Court of Appeals, which is New York State’s highest court, has ruled that any claim for a breach of representations or warranties concerning the characteristics of mortgage loans accrues on the date the representations and warranties are made, and not on the date that the breach is discovered. This rule may apply even if the breach is not discovered until after the statute of limitations has run. The statute of limitations under New York law for these types of claims is generally six years. Most, if not all, of the mortgage loans have been acquired pursuant to purchase agreements with the originators that are governed by New York law, and the purchase agreement between the seller and the depositor is also governed by New York law. Claims for breach of representations and warranties concerning the mortgage loans may be barred if litigation is not commenced within six years after the closing date. In addition, any pre-litigation notice and cure requirements specified in the transaction documents must be complied with prior to the commencement of litigation.

Bankruptcy or Insolvency of a Transferor Could Result in Losses on the Certificates

The seller will acquire, or has acquired, the mortgage loans either directly from an entity that originated mortgage loans or from a direct or indirect transferee of an entity that originated mortgage loans. The seller will then sell the mortgage loans to the depositor and the depositor will sell the mortgage loans to the issuing entity. The depositor believes, based on the terms of the relevant documents (in certain cases) and on certifications provided by transaction parties (in other cases) that each transfer of the mortgage loans by a transferor to a transferee will be a

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sale, so that the transferee will be the owner of the mortgage loans. Nonetheless, if any transferor were to go into bankruptcy or become the subject of a receivership or conservatorship, and a party in interest (including the transferor) were to assert that the transfer of the mortgage loans to the transferee was not a sale, but rather should be recharacterized as the grant of a security interest in the mortgage loans to secure a borrowing by the transferor, delays in distributions on the certificates could result. If a court were to adopt such a position, then delays or reductions in distributions on, or other losses with respect to, the certificates could result.

In recent years, a number of originators of residential mortgage loans have experienced serious financial difficulties and, in some cases, have become subject to bankruptcy proceedings or entered conservatorship or receivership or gone out of business. Should a transferor go into bankruptcy or become the subject of a receivership or conservatorship, there could be other adverse effects that could result in delays or reductions in distributions on, or other losses with respect to, the certificates. These adverse effects could include, but may not be limited to, one or more of the following. The parties may be prohibited (unless authorization is obtained from the court or the receiver or conservator) from taking any action to enforce any obligations of the transferor under any transaction document or to collect any amount owing by the transferor under any transaction document. In addition, with the authorization of the court or the receiver or conservator, the transferor may be able to repudiate any of the transaction documents to which it is a party. Such a repudiation would excuse the transferor from performing any of its obligations, and the rights of the transferee under the transaction documents may be limited or eliminated. Such a repudiation could also excuse the other parties to the transaction documents from performing any of their obligations. In particular, a transferor may be able to repudiate its obligations to cure breaches, or repurchase or substitute for mortgage loans as required by the transaction documents.

One or more of the transferors are banks that are subject to regulation by the FDIC. The FDIC has indicated that it may treat as property of a bank in receivership or conservatorship (i) any property that is shown as an asset on the financial statements of a bank, or (ii) any property that the bank previously transferred if the bank retains a continuing economic interest in the transferred assets. The FDIC has indicated that it may assert these positions notwithstanding that the assets have been sold as a matter of law. The depositor has taken certain steps to try to prevent any of the mortgage loans from being shown as assets on the financial statements of any transferor that is a bank. The depositor, however, can provide no assurances that its efforts will be successful. In addition, it is possible that a transferor that is a bank will purchase certificates and as a result, the FDIC will take the position that the bank has retained a continuing economic interest in the mortgage loans. The depositor cannot provide any assurance that a court will not accept the FDIC’s positions. As a result, should a transferor that is a bank become the subject of a receivership or conservatorship, should the mortgage loans be shown as assets on its financial statements or should it own any certificates, and should the FDIC’s position prevail, then the issuing entity may not own all the mortgage loans and there may be delays in payments or losses on the certificates. There may also be delays in payments while these issues are being resolved by the FDIC or a court.

The transfers of the mortgage loans by the bank originators are not expected to qualify for the securitization safe harbor adopted by the FDIC for securitizations sponsored by insured depository institutions (12 C.F.R. § 360.6); however, the safe harbor is non-exclusive. In addition, the transfers of the mortgage loans by the seller and the depositor may not be treated as a sale for accounting purposes. If that is the case, there is a higher risk that the transfers of the mortgage loans will not be treated as a sale in a bankruptcy or other insolvency proceeding, but would instead be recharacterized as the grant of a security interest in the mortgage loans to secure a borrowing by the related transferor.

[One or more of the transferors are credit unions that are subject to regulation by the National Credit Union Administration. In 2014 the National Credit Union Administration proposed adopting a securitization safe harbor rule regarding insolvent credit unions that would be similar to the FDIC’s rule described above. The National Credit Union Administration has not yet adopted a final rule, however.]

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Similar issues could arise if any transferor of mortgage loans, or any affiliate of a transferor, is designated by the Secretary of the Treasury as systemically important and then subjected to a receivership as set forth in the “orderly liquidation authority” provisions of Title II of the Dodd-Frank Act.

There may be other possible effects of a bankruptcy or insolvency of a mortgage loan transferor that could result in delays or reductions in distributions on, or other losses with respect to, the certificates.

Regardless of any ruling made by a court, moreover, the mere fact that a mortgage loan transferor or any of its affiliates has become insolvent or gone into bankruptcy, conservatorship, or receivership could have an adverse effect on the value of the mortgage loans and on the liquidity and value of the certificates.

Bankruptcy or Insolvency of a Servicer, the Servicing Administrator, an Owner of Servicing Rights or the Master Servicer Could Result in Losses on the Certificates

Each servicer will be permitted to commingle collections on the mortgage loans with its own funds for up to two business days. In addition, each servicer will deposit collections in an account that is not under the control of the trustee, and collections will be held in this account before they are remitted each month to the securities administrator. In the event a servicer goes into bankruptcy or becomes the subject of a receivership or conservatorship, the issuing entity, the trustee and the holders of the certificates may not have a perfected or priority interest in any collections on mortgage loans that are in the servicer’s possession or have not been remitted to the securities administrator at the time of the commencement of the bankruptcy or similar proceeding. A servicer may not be required to remit to the securities administrator any collections on mortgage loans that are in its possession or have not been remitted to the securities administrator at the time it goes into bankruptcy or becomes subject to a similar proceeding.

To the extent that a servicer has commingled collections of mortgage loans with its own funds, the holders of the certificates may be required to return to the related servicer as preferential transfer payments received on the certificates.

If a servicer, the servicing administrator or the master servicer were to go into bankruptcy or become the subject of a receivership or conservatorship, it may stop performing its functions as servicer, servicing administrator or master servicer, and it may be difficult to find a third party to act as successor servicer, servicing administrator or master servicer. Alternatively, a servicer, the servicing administrator or the master servicer may take the position that unless the amount of its compensation is increased or the terms of its obligations are otherwise altered, it will stop performing its functions as servicer, servicing administrator or master servicer. If it would be difficult to find a third party to act as successor servicer, servicing administrator or master servicer, the parties, as a practical matter, may have no choice but to agree to the demands of such servicer, the servicing administrator or the master servicer. A servicer, the servicing administrator or the master servicer may also have the power, with the approval of the court or the receiver or conservator, to assign its rights and obligations to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents.

If a servicer, the servicing administrator or the master servicer is in bankruptcy or the subject of a receivership or conservatorship, then the parties may be prohibited (unless authorization is obtained from the court or the receiver or conservator) from taking any action to enforce any obligations of such servicer, the servicing administrator or the master servicer under the applicable documents or to collect any amount owing by such servicer, the servicing administrator or the master servicer under the applicable documents.

If a servicer, the servicing administrator or the master servicer is in bankruptcy or the subject of a receivership or conservatorship, then, despite the terms of the documents, the parties may be prohibited from

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terminating such servicer, servicing administrator or master servicer and appointing a successor servicer, servicing administrator or master servicer.

It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on the mortgage loans will pose a potential insolvency risk to a servicer if its servicing compensation is less than its cost of servicing.

Redwood Residential Acquisition Corporation is the owner of the servicing rights with respect to certain mortgage loans serviced by [20% Servicer] which constitute approximately [   ]% of the mortgage pool by stated principal balance as of the cut-off date. If an owner of servicing rights is in bankruptcy or is the subject of a receivership or conservatorship, then, despite the terms of the documents, the parties may be prohibited from terminating the related servicer or the servicing administrator. In addition, an owner of the servicing rights may have the power, with the approval of the bankruptcy court or the receiver or conservator, to transfer servicing from the related servicer to a third party, to transfer its rights as servicing administrator to a third party or to transfer the servicing rights, without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents. Such a transfer may have the effect of terminating the existing servicer or servicing administrator, and replacing it with a new servicer or servicing administrator, regardless of the terms of the documents.

The occurrence of any of these events could result in delays or reductions in distributions on, or other losses with respect to, the certificates. There may also be other possible effects of a bankruptcy, receivership or conservatorship of a servicer, the servicing administrator, the master servicer or an owner of servicing rights that could result in delays or reductions in distributions on, or other losses with respect to, the certificates. Regardless of any specific adverse determinations in a bankruptcy, receivership or conservatorship of a servicer, the master servicer, the servicing administrator or an owner of servicing rights, the fact that such a proceeding has been commenced could have an adverse effect on the value of the mortgage loans and the liquidity and value of the certificates.

The Trustee May Not Have a Perfected Interest in Collections Held by a Servicer

Each servicer will be permitted to commingle collections on the mortgage loans with its own funds for up to two business days. In addition, each servicer will deposit collections in an account that is not under the control of the trustee, and collections will be held in this account before they are remitted each month to the securities administrator. If a servicer is unable to, or fails to, turn over collections as required by the transaction documents, then the issuing entity, the trustee and the holders of the certificates may not have a perfected or priority interest in any collections that are in such servicer’s possession or have not been remitted to the securities administrator.

Stricter Enforcement of Foreclosure Rules and Documentation Requirements May Cause Delays and Increase the Risk of Loss

Courts and administrative agencies have been enforcing more strictly existing rules regarding the conduct of foreclosures, and in some circumstances have been imposing new rules regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with technical requirements. State legislatures have been enacting new laws regarding foreclosure procedures. In some cases, law enforcement personnel have been refusing to enforce foreclosure judgments. In addition, more borrowers are using legal actions, including filing for bankruptcy, to attempt to block or delay foreclosures. As a result, the servicers may be subject to delays in conducting foreclosures and the expense of foreclosures may increase, resulting in delays or reductions in payments on the certificates.

Borrowers have been increasingly successful in challenging or delaying foreclosures based on technical grounds, including challenges based on alleged defects in the mortgage loan documents, challenges based on alleged

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defects in the documents under which the mortgage loans were securitized and challenges asserting statute of limitations defenses. In a number of cases, such challenges have delayed or prevented foreclosures. Although the sponsor’s custodian will conduct a review of the mortgage files, as discussed under “The Agreements—Assignment of the Mortgage Loans,” such measures may not be sufficient to prevent document defects that could cause delays or prevent a foreclosure. It is possible that there will be an increase in the number of successful challenges to foreclosures by borrowers. Curing defective documents required to conduct a foreclosure will cause delays and increase costs, resulting in losses on the certificates.

The Recording of the Mortgages in the Name of MERS Could Increase the Risk of Loss

The mortgages or assignments of mortgage for some of the mortgage loans have been recorded in the name of Mortgage Electronic Registration Systems, Inc., or “MERS,” solely as nominee for the originator and its successors and assigns, including the issuing entity. Subsequent assignments of those mortgages are registered electronically through the MERS system. However, if MERS discontinues the MERS system, if a monthly payment on a mortgage loan recorded in the name of MERS has not been received within 90 days of its due date, if a court of competent jurisdiction in a particular state rules that MERS is not an appropriate system for transferring ownership of mortgage loans in that state, or if MERS goes into bankruptcy or becomes the subject of a receivership or conservatorship, and it becomes necessary for the depositor or the related servicer to record or cause the recordation of assignments of those mortgages to the trustee, any related expenses will be paid by the issuing entity and will reduce the amounts available to make distributions on the certificates.

In addition, the recording of mortgages in the name of MERS has been challenged in a number of states. Although many decisions have accepted MERS as mortgagee, some courts have held that MERS is not a proper party to conduct a foreclosure and have required that the mortgage be reassigned to the entity that is the economic owner of the mortgage loan before a foreclosure can be conducted. In states where such a rule is in effect, there may be delays and additional costs in commencing, prosecuting and completing foreclosure proceedings and conducting foreclosure sales of mortgaged properties. In addition, any expenses of recording an assignment of mortgage to the issuing entity, to the extent not previously recorded by the depositor after the closing date, will increase foreclosure costs, thereby reducing the amounts payable to certificateholders. These delays and additional costs could in turn delay the distribution of liquidation proceeds to certificateholders and increase the amount of losses on the mortgage loans.

Finally, borrowers are raising new challenges to the recording of mortgages in the name of MERS, including challenges questioning the ownership and enforceability of mortgage loans registered in MERS. Currently, MERS is the primary defendant in several class action lawsuits in various state jurisdictions, where the plaintiffs allege improper mortgage assignment and the failure to pay recording fees in violation of state recording statutes. The plaintiffs in such actions generally seek to compel defendants to record all assignments, restitution, compensatory and punitive damages and appropriate attorneys’ fees and costs. Governmental authorities have also raised legal challenges to the operations of MERS and additional challenges could be brought by governmental authorities in the future. An adverse decision in any jurisdiction may delay foreclosures, increase costs and adversely affect payments on the certificates.

Delays in Endorsing Notes and Recording Assignments of Mortgage Could Increase Risk of Loss

After the closing date, assignments of mortgages to the trustee will be prepared and delivered to the custodian, and these assignments of mortgage will be recorded. As a result, for some period of time after the closing date, record title to each mortgage will not have been assigned to the trustee. Similarly, the mortgage notes will not be endorsed to the trustee until after the closing date.

The delay in recording the assignments of the mortgages in the name of the trustee could result in the loss of the underlying mortgage liens. For example, prior to the recording of the assignments, the mortgage lien

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could be discharged if the record owner filed a release or satisfaction of such mortgage lien, whether inadvertently or intentionally. A loss of the underlying mortgage lien also could occur if a governmental authority or a homeowners association foreclosed on the mortgaged property and notice to the record owner was not forwarded to the related servicer in a timely manner.

In addition, any failure to record or the delay in recording assignments of mortgage could impair the ability of the related servicer to take timely servicing actions with respect to the mortgage loans, which could reduce the value realized from such mortgage loans. Some of the assignments may be assignments in blank that have been filled in. Questions have been raised about the validity and enforceability of assignments in blank. The related servicer may have to record the related assignments of mortgage prior to filing a foreclosure proceeding. The expenses of recording will be treated as servicing advances and will reduce the amount available to make payments on the certificates. There could be delays in commencing the foreclosure proceedings as a result of the need to record assignments of mortgages, which could lead to delays or reductions in payments on the certificates. If the related assignments cannot be located at the time of foreclosure, if an assignment is missing in the chain of title, or if an assignment in blank that has been filled in cannot be recorded, it may not be possible to foreclose.

It may not be possible to commence foreclosure proceedings until the related mortgage note has been endorsed to the trustee. If a necessary endorsement is missing and cannot be obtained, it may not be possible to foreclose.

Furthermore, the inability of a servicer, because it is not the mortgagee of record, to timely release the lien of the mortgage on a mortgage loan that has been paid in full could expose the issuing entity to claims and liability for violations of applicable law, thus reducing the amount available to make payments on the certificates.

If the prior owner that is the mortgagee of record were to go into bankruptcy or similar proceedings within 90 days (or in some cases, one year) after the post-closing recording of any assignment, it may be possible for the recorded assignment to be avoided as a preferential transfer, so that there is no effective assignment of record, possibly leading to consequences of the type described above. There may be other consequences of a failure to record assignments if the prior owner goes into bankruptcy or similar proceedings before the relevant assignments are recorded. If the prior owner is a bank that goes into conservatorship or receivership, a failure to record assignments may permit the FDIC as receiver or conservator of the prior owner to challenge the transfer.

The occurrence of any of these circumstances could result in delays or reductions in payments on the certificates, or other losses.

There May Be Conflicts of Interest among Various Classes of Certificates

There may be conflicts of interest among classes of certificates due to differing payment priorities and terms. Investors in the offered certificates should consider that certain decisions may not be in the best interests of each class of certificateholders and that any conflict of interest among different certificateholders may not be resolved in favor of investors in the offered certificates. For example, certificateholders may exercise their voting rights so as to maximize their own interests, resulting in certain actions and decisions that may not be in the best interests of different certificateholders.

The interests of a certificateholder that elects to pursue a claim for a breach of a representation or warranty against an originator may conflict with those of holders of the offered certificates. For example, the interests of a certificateholder that maintains a relationship with an originator may not align with the interests of holders of the offered certificates. It is anticipated that the initial controlling holder will be the sponsor or an affiliate of the sponsor, other than the depositor or the seller, whose interests may conflict with those of other certificateholders.

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Changes in the Market Value of the Certificates May Not Be Reflective of the Performance or Anticipated Performance of the Mortgage Loans Underlying the Certificates

The market value of the certificates can be volatile. These market values can change rapidly and significantly and changes can result from a variety of factors. However, a decrease in market value may not necessarily be the result of deterioration in the performance or anticipated performance of the mortgage loans underlying those certificates. For example, changes in interest rates, perceived risk, supply and demand for similar or other investment products, accounting standards, capital requirements that apply to regulated financial institutions, and other factors that are not directly related to the mortgage loans underlying the certificates can adversely and materially affect the market value of the certificates.

The Marketability of Your Certificates May Be Limited

The underwriter intends to make a secondary market for the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, but neither the underwriter nor any other person will have any obligation to do so. We cannot assure you that a secondary market for your certificates will develop or, if it develops, that it will continue. Consequently, you may not be able to find a buyer to buy your certificates readily or at prices that will enable you to realize a desired yield. Illiquidity can have a severe adverse effect on the market value of your certificates.

Recent developments in the residential mortgage market in the United States, and credit markets generally, have greatly reduced, and in some time periods, virtually eliminated, any liquidity for mortgage-backed securities, such as the certificates. The secondary mortgage markets have experienced and could continue to experience unprecedented and significant disruptions resulting from, among other things, reduced investor demand for mortgage loans and mortgage-backed securities, increased investor yield requirements for those loans and securities, downgrades of the ratings of mortgage-backed securities and monoline insurers by the rating agencies and liquidations of investment portfolios, collateralized debt obligations and structured investment vehicles that contain mortgage-backed securities. Fluctuating investor confidence in the mortgage industry also could contribute to illiquidity in the market for mortgage-backed securities, generally. As a result, the secondary market for mortgage-backed securities has recently experienced extremely limited liquidity. These conditions may continue or worsen in the future.

The Servicing Fee May Need to Be Increased in Order to Engage a Replacement Servicer

The servicing fees payable to each servicer (other than [20% Servicer]) are based on a fee rate equal to a percentage of the outstanding mortgage loan balances of the mortgage loans serviced by it. The fee payable to [20% Servicer] is determined by other factors, as agreed to between [20% Servicer] and Redwood Residential Acquisition Corporation, although the aggregate fees payable to [20% Servicer] and the servicing administrator are based on a percentage of the outstanding mortgage loan balance of the mortgage loans serviced by [20% Servicer]. No assurance can be made that such fee rate in the future will be sufficient to attract a replacement servicer to accept an appointment, although the master servicer will have the right to increase the servicing fee if necessary and appropriate in order to engage a replacement servicer. Any increase in the servicing fee paid to a replacement servicer will decrease the amount of collections available for distribution to the certificateholders and may decrease the interest entitlement for any class of certificates entitled to interest at a pass-through rate equal to or limited by the Net WAC.

Potential Conflicts of Interest of the Underwriters

Due to the diverse nature of the business activities of the underwriters and their affiliates, the underwriters may from time to time have economic interests in the performance of residential mortgage loans or mortgage-backed securities that may include holding, buying or selling residual interests in securitized pools of loans, various classes of mortgage-backed securities that differ in entitlement to cash flow and allocation of losses, interests in the

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form of derivatives such as credit default swaps, or long or short positions with respect to mortgage-backed securities or indices that track the performance of certain mortgage-backed securities. For reasons of client confidentiality and the management of its own business, the underwriters will not disclose any such activities or information.

Additionally, the underwriters may from time to time perform investment banking services for, or solicit investment banking business from, any person named in this prospectus. The underwriters and/or their employees or customers may from time to time have a long or short position in the offered certificates. With respect to the underwriters, these long or short positions may be as a result of any market making activities with respect to the offered certificates. The underwriters and their affiliates may establish, maintain, adjust or unwind hedge positions with respect to the offered certificates or sell, increase or liquidate any positions in any of the offered certificates at any time. For reasons of client confidentiality and the management of their own businesses, the underwriters will not disclose any such activities or information.

Furthermore, the sponsor and its affiliates also have secured lines of credit with the underwriters or their affiliates to finance their holdings of mortgage loans and securities[, including certain of the mortgage loans in this transaction]. An underwriter may enter into a repurchase agreement with an affiliate of the sponsor to finance any purchase by such affiliate of a portion of the offered certificates on the closing date.

Combination or “Layering” of Multiple Risk Factors May Significantly Increase the Risk of Loss on Your Offered Certificates

Although the various risks discussed in this prospectus are generally described separately, prospective investors in the offered certificates should consider the potential effects on the offered certificates of the interplay of multiple risk factors including specifically those related to the performance of the underlying mortgage loans. Where more than one significant risk factor is present, including those related to mortgage loans such as the layering of a combination of higher risk loan-to-value, credit score, limited documentation, investment properties, second homes, higher debt-to-income, or any other higher risk credit risk category, the risk of loss on your offered certificates may be significantly increased. In considering the potential effects of layered risks, you should carefully review the descriptions of the mortgage loans and the offered certificates. See “Description of the Mortgage Pool” and “Description of the Certificates” in this prospectus.

DESCRIPTION OF THE MORTGAGE POOL

Wherever reference is made herein to a percentage or weighted average of some or all of the mortgage loans, that percentage or weighted average (unless otherwise specified) is determined on the basis of the total stated principal balance of such mortgage loans as of the cut-off date. Asset-level information with respect to each of the mortgage loans is available on the Schedule AL relating to this transaction. See “Additional Information” herein.

General

On the closing date, the assets of the issuing entity will include [_____] [fixed rate mortgage loans] [hybrid mortgage loans that generally provide for interest at a fixed rate during an initial period of [__] years from their origination and at an adjustable rate thereafter]. The aggregate stated principal balance of the mortgage loans as of the cut-off date was approximately $[__________]. All of the mortgage loans are secured by first liens on one- to four-family detached or attached residential properties, condominiums, cooperative units, townhouses and planned unit developments. Approximately [_____]%, [_____]%, [_____]% and [_____]% of the mortgage loans have original terms to maturity of fifteen, twenty, twenty-five and thirty years, respectively.

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Approximately [_____]% of the mortgage loans were originated by [__________]; approximately [_____]% of the mortgage loans were originated by [__________]; approximately [_____]% of the mortgage loans were originated by [__________]; and approximately [_____]% of the mortgage loans were originated by [__________]; in each case by stated principal balance as of the cut-off date. The remainder of the mortgage loans were originated by various mortgage lending institutions, each of which originated less than 5% of the mortgage loans.

The underwriting guidelines generally applied by the originators in originating or acquiring the mortgage loans and the seller’s eligibility criteria applied when acquiring mortgage loans are described under “The Originators” and “Acquisition of Mortgage Loans by the Seller” herein. Approximately [_____]% of the mortgage loans by cut-off date stated principal balance were originated with exceptions to the seller’s applicable eligibility criteria, including debt-to-income ratios in excess of the guidelines, credit scores that were lower than required and loan-to-value ratios and combined loan-to-value ratios that were higher than program guidelines. In these instances, compensating factors were present such as documented excess funds in reserves, FICO scores within the guidelines, job stability and debt-to-income ratios below the guidelines. See “Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to Underwriting Guidelines at Origination” in this prospectus.

The sponsor obtained updated FICO scores for which the FICO score obtained at origination was more than six months old as of the closing date. As a result, updated FICO scores were obtained with respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date. Of the mortgage loans with updated FICO scores, none of them had FICO scores that were lower than [   ]. The weighted average updated FICO score for the mortgage loans for which updated FICO scores were obtained, by stated principal balance as of the cut-off date, is approximately [   ]. The weighted average FICO score obtained at origination with respect to all of the mortgage loans in the mortgage pool by stated principal balance as of the cut-off date is approximately [   ].

The mortgage loans will be acquired, directly or indirectly, by the seller from each originator, and will be acquired by the depositor from the seller. The depositor will, in turn, convey the mortgage loans to the issuing entity. The servicers will service the mortgage loans, directly or through subservicers, pursuant to existing servicing agreements with the seller, which have been assigned to the issuing entity with respect to the mortgage loans. We refer you to “The Agreements—Assignment of the Mortgage Loans” in this prospectus.

Pursuant to its terms, each mortgage loan, other than a loan secured by a condominium unit, is required to be covered by a standard hazard insurance policy in an amount generally equal to the lower of the unpaid principal amount thereof or the replacement value of the improvements on the related mortgage loan. Generally, a condominium association is responsible for maintaining hazard insurance covering the entire building.

None of the mortgage loans will be guaranteed by any governmental agency.

[The mortgage rates on the hybrid mortgage loans included become adjustable annually [__] years after origination. The mortgage rate adjusts to a rate equal to the applicable margin plus an index equal to [the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London market, as published in The Wall Street Journal (“one-year LIBOR”)]. If this index is no longer available, the holder of the related mortgage note will select a new index based upon comparable information.]

Approximately [_____]% of the mortgage loans by stated principal balance are interest-only mortgage loans.

Approximately [_____]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the State of California.

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No more than approximately [_____]% of the mortgage loans by stated principal balance as of the cut-off date are secured by properties located in any one city.

The mortgage loans were originated from [_____] through [_____]. The latest stated maturity date of any mortgage loan is [_____].

As of the cut-off date, approximately [_____]% of the mortgage loans have a stated principal balance greater than $1,000,000 and the average stated principal balance of the mortgage loans is approximately $[_____].

As of the cut-off date, [no] mortgage loans had been modified since origination.

As of the cut-off date, the weighted average mortgage rate of the mortgage loans is approximately [_____]% per annum.

The weighted average remaining term to maturity is approximately [_____] months.

The weighted average seasoning of the mortgage loans is approximately one month as of the cut-off date. The servicing fee rate for the mortgage loans is 0.25% per annum as of the cut-off date. The securities administrator fee rate is [_____]% per annum, the master servicing fee rate is [_____]% per annum, the trustee fee rate is [_____]% per annum and the custodian fee rate is [   ]% per annum, and each fee is calculated as the related per annum fee rate on the principal balances of the mortgage loans as of the first day of the related due period.

Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, based on the original appraisals, had an original loan-to-value ratio at origination of more than 80.00%. Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date had a combined loan-to-value ratio at origination in excess of 80.00%.

The “loan-to-value ratio” or “LTV” of a mortgage loan at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the related mortgage loan at the date of determination and the denominator of which is (a) in the case of a purchase money loan, the lesser of the selling price of the mortgaged property and its appraised value determined in an appraisal obtained by the originator at origination of such mortgage loan, or (b) in the case of a refinance loan, the appraised value of the mortgaged property at the time of origination of the refinanced mortgage loan. No assurance can be given that the value of any mortgaged property has remained or will remain at the level that existed on the appraisal or sale date. If residential real estate values generally or in a particular geographic area decline, the loan-to-value ratios might not be a reliable indicator of the rates of delinquencies, foreclosures and losses that could occur with respect to such mortgage loans. The “original loan-to-value ratio” means a fraction, expressed as a percentage, the numerator of which is the original principal balance of the related mortgage loan, and the denominator of which is the amount discussed above. The “combined loan-to-value ratio” or “CLTV” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related mortgage loan at the date of determination, together with the full lien amount (drawn and undrawn) of any second mortgage, if available, and the denominator of which is the amount discussed above. The maximum LTV and the maximum CLTV of any mortgage loan in the mortgage pool is 85.00%.

Delinquency and Loss Information for the Pool Assets

As of the cut-off date, [no] payment required under any of the mortgage loans has been delinquent since origination.] [If any such payments have been delinquent, the number of loans with delinquent payments, together with the percentage of the mortgage pool represented by such loans, and the number of months of delinquency for any such loans will be disclosed.]

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Prepayment Charges

Approximately [   ]% of the mortgage loans (by stated principal balance as of the cut-off date) require prepayment charges if, during the first five years after the origination of the mortgage loan, either (a) the mortgage loan is prepaid in full or (b) the total of all prepayments during any twelve month period exceeds twenty percent (20%) of the original principal balance of the mortgage loan. The amount of the prepayment charge is equal to the lesser of (i) a range of one-half percent to one percent (0.5%-1%) of the principal balance of the mortgage loan immediately prior to the prepayment or (ii) six months advance interest on the amount prepaid that exceeds the allowable twenty percent (20%) of the original principal balance, calculated at the interest rate in effect on the date of prepayment.

Prepayment charges will not be paid to certificateholders. All of the mortgage loans that require prepayment charges were originated by [   ], which will receive any prepayment charges paid by borrowers as additional servicing compensation.

Primary Mortgage Insurance

None of the mortgage loans have primary mortgage insurance coverage. As a result, if a borrower defaults under a mortgage loan, foreclosure proceedings are brought by the related servicer, and the value of the mortgaged property is not adequate to pay principal and accrued interest on the mortgage loan along with related costs and expenses, there is unlikely to be any other source of payments available to reduce the amount of losses that would be incurred on that mortgage loan.

Certain Characteristics of the Mortgage Loans

The mortgage loans are expected to have the approximate aggregate characteristics as of the cut-off date as set forth in Annex A attached to this prospectus and incorporated by reference herein. Prior to the issuance of the certificates, mortgage loans may be removed from the mortgage pool as a result of incomplete documentation or otherwise, if the depositor deems such removal necessary or appropriate.

The FICO score information in the tables appearing in Annex A attached to this prospectus shows the credit scores, if any, that each originator collected for some borrowers in connection with the origination of the mortgage loans. Third-party credit reporting organizations provide credit, or FICO, scores as an aid to lenders in evaluating the creditworthiness of borrowers. Although different credit reporting organizations use different methodologies, higher credit scores indicate greater creditworthiness. Credit scores do not necessarily correspond to the probability of default over the life of the related mortgage loan, because they reflect past credit history, rather than an assessment of future payment performance. In addition, the credit scores shown were collected from a variety of sources over a period of weeks or months, and the credit scores do not necessarily reflect the credit scores that would be reported as of the date of this prospectus. Credit scores also only indicate general consumer creditworthiness, and credit scores are not intended to specifically apply to mortgage debt. Therefore, credit scores should not be considered as an accurate predictor of the likelihood of repayment of the related mortgage loans.

THE ORIGINATORS

Approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [   ], and approximately [_____]% of the mortgage loans were originated by [   ], in each case by stated principal balance as of the cut-off date. Each of the additional originators listed below originated less than 5% of the mortgage loans: [list all other originators].

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[Description of the Originator(s) that originated 20% or more of the mortgage loans with Item 1110 information (origination program and prior experience to be provided.]

All of the mortgage loans were reviewed by the seller prior to acquisition for adherence to the standards set forth under “Acquisition of Mortgage Loans by the Seller” below, and were also subject to the sponsor’s pre-offering review process as described under “Pre-Offering Review of the Mortgage Loans.” In addition, important exceptions to underwriting guidelines are described under “Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to Underlying Guidelines at Origination” in this prospectus.

[Insert as applicable disclosure regarding sponsor or 20% originator if its financial condition would have an effect on its ability to comply with any repurchase obligations in a manner that could have a material impact on pool performance or performance of the certificates]

Neither the [20% Originator] nor any its affiliates will purchase any interest in the certificates [other than: ], nor have any of such entities entered into any hedge materially related to the securities.

ACQUISITION OF MORTGAGE LOANS BY THE SELLER

Redwood Residential Acquisition Corporation (“RRAC”), also referred to herein as the seller, commenced its business of acquiring residential mortgage loans for securitization in July 2010. See “The Sponsor, the Seller and the Servicing Administrator.” RRAC does not originate residential mortgage loans and does not fund the origination of residential mortgage loans. Instead, RRAC purchases mortgage loans that have been originated and closed by third party originators. Through March 7, 2017, RRAC purchased residential mortgage loans with an aggregate principal balance at the time of purchase of approximately $35.375 billion.

RRAC purchases jumbo residential mortgage loans from third parties that either originate mortgage loans or themselves acquire mortgage loans from third party originators or mortgage brokers. Currently, RRAC acquires mortgage loans from time to time from more than 100 different counterparties, most of whom directly originate mortgage loans. RRAC purchases mortgage loans individually pursuant to existing arrangements with originators (referred to as “flow” purchases) and in bulk pursuant to existing or individually negotiated arrangements (referred to as “bulk” purchases).

Eligibility Criteria

Because RRAC does not originate or fund the origination of residential mortgage loans, RRAC does not maintain underwriting guidelines for use in the origination of residential mortgage loans. Rather, RRAC maintains eligibility criteria for use in its process of acquiring third-party originated loans and provides these criteria to third parties that sell mortgage loans to RRAC to enable those third parties to determine whether mortgage loans they consider selling to RRAC will meet RRAC’s criteria for purchase. RRAC’s eligibility criteria are, in some cases, adopted by third party mortgage loan originators as part of their own underwriting guidelines and processes for use in originating mortgage loans, including as part of their borrower qualification and underwriting process.

RRAC does not accept findings of automated underwriting systems (“AUS”) from third party loan originators and instead requires all mortgage loans that it acquires to have been manually underwritten by the third party originator to evaluate the eligibility and risk of the borrower.

The eligibility criteria that RRAC maintains for use in its process of acquiring third-party originated loans require that the following standards be taken into account:

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•	Borrower’s Credit: The borrower’s management of his or her present and prior debts, as reflected in credit reports obtained from credit reporting agencies, FICO scores and prior mortgage payment history. See “Annex A – Certain Characteristics of the Mortgage Loans” for a table indicating ranges of the FICO scores of borrowers of mortgage loans included in this pool.

•	Employment: The borrower’s ability to repay the loan, stability of income, and debt to income ratio. See “Annex A – Certain Characteristics of the Mortgage Loans” for tables indicating ranges of the monthly incomes and debt to income ratios of borrowers of mortgage loans included in this pool, as well as the description of exceptions to underwriting guidelines or eligibility criteria in Annex A. A borrower’s debt to income ratio (“DTI”) is calculated using the sum of existing monthly liabilities plus any planned future liabilities divided by the calculated gross income. Liabilities include housing expenses, revolving debt, installment debt, real estate loans and certain other consistent and recurring expenses.

•	Assets: Amount of borrower’s verified liquid assets for down payment, closing costs and post-purchase reserves. See “Annex A – Certain Characteristics of the Mortgage Loans” for a table indicating ranges of the amount of assets of the borrowers of mortgage loans included in this pool at origination.

•	Collateral: Type of property, use of property, and price, value and cost of home. In general, eligible properties include 1-2 family owner occupied homes, one unit second homes, certain condominiums, planned unit developments, cooperative dwelling units and properties with less than twenty acres. In general, borrowers are limited to owning a total of four financed properties, with each owned property requiring an additional six months of reserves per property. See “Annex A – Certain Characteristics of the Mortgage Loans” for a table describing types of mortgaged properties included in this pool.

•	Appraisals: Ordered by the originator of the mortgage loans through a process that is compliant with the applicable appraiser independence requirements.

•	Income and asset verification: Disclosure and verification of all liquid assets are required. Assets are verified through the use of recent account statements. Income documentation includes two years of personal tax returns, which in some cases may be verified through obtaining tax transcripts from the IRS through submission of IRS Form 4506-T, pay stubs and, in some cases, business tax returns for self-employed borrowers. Unverified income and income that is not recurring is not included in the qualification of the borrower.

Below is a chart that indicates maximum loan-to-value ratios, maximum loan amounts and minimum FICO scores for various types of mortgage loans under RRAC’s acquisition guidelines that apply to many of the originators from which RRAC purchases mortgage loans. A mortgage loan with any permitted combination of factors included in the matrix would be in compliance with the eligibility criteria. RRAC varies some or all of these criteria for some of the originators from which it purchases mortgage loans (including [20% Originator/Servicer]) which represent approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date. Mortgage loans underwritten in a manner that is consistent with these variances would not be identified as mortgage loans with exceptions to RRAC’s eligibility criteria, and are not shown in the table in “Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to Underwriting Guidelines at Origination.” The eligibility criteria for mortgage loans originated by [20% Originator/Servicer] are consistent with [20% Originator/Servicer]’s own underwriting guidelines.

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Included among the variances permitted by RRAC is a renovation program, pursuant to which a portion of the loan proceeds may be escrowed pending completion of approved renovations. These escrows may constitute up to the lesser of $250,000 or 30% of the loan amount. The appraisals of the mortgaged properties are permitted to assume that the renovations have been completed.

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The following RRAC eligibility criteria apply to the mortgage loans.

Fixed Rate Products
Primary Residence | Purchase, Rate and Term Refinance
Transaction Type	Units	FICO	Maximum LTV/CLTV/HCLTV	Maximum Loan Amount[1]
Purchase	1	760	85%[2]	$1,000,000
		720	80%	$1,500,000
		720	75%	$2,000,000
		720	70%	$2,500,000[3]
		700	70%	$1,000,000
	2	700	65%	$1,000,000
		720	60%	$1,500,000
Rate and Term Refinance	1	760	85%[2]	$1,000,000
		720	80%	$1,000,000
		720	75%	$1,500,000
		720	70%	$2,000,000
		700	70%	$1,000,000
		720	60%	$2,500,000[3]
	2	700	65%	$1,000,000
		720	60%	$1,500,000
Primary Residence | Cash-Out Refinance[4]
Transaction Type	Units	FICO	Maximum LTV/CLTV/HCLTV	Maximum Loan Amount	Maximum Cash-Out
Cash-Out Refinance	1	720	70%	$1,000,000	$250,000
		700	65%	$1,000,000	$250,000
		720	65%	$1,500,000	$500,000
		720	60%	$2,000,000	$500,000
		720	50%	$2,500,000[3]	$750,000
Second Home | Purchase, Rate and Term Refinance
Transaction Type	Units	FICO	Maximum LTV/CLTV/HCLTV	Maximum Loan Amount[1]
Purchase	1	720	80%[5]	$1,000,000
Purchase	1	720	75%	$1,000,000

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or Rate and Term Refinance			70%	$1,500,000
			65%	$2,000,000
			50%	$2,500,000[3]
Second Home | Cash-Out Refinance[6]
Transaction Type	Units	FICO	Maximum LTV/CLTV/HCLTV	Maximum Loan Amount	Maximum Cash-Out
Cash-Out Refinance	1	740	60%	$1,000,000	$250,000
			55%	$1,500,000	$500,000
			50%	$2,000,000	$750,000

(1)	First time homebuyers are subject to a maximum loan amount of $1,000,000. Loan amounts up to $1,500,000 are allowed in CA, NJ, NY and CT. The following requirements apply for transactions with first time homebuyers: (1) 720 minimum FICO score; (ii) no gift funds allowed; (iii) primary residence only; and (iv) certain reserve requirements must be met.

(2)	The following requirements apply for transactions with LTVs greater than 80%: (i) MI not required; (ii) secondary financing not allowed; (iii) maximum DTI 36%; (iv) non-permanent resident aliens not allowed; (v) gift funds not allowed; (vi) Agency High Balance loan amounts are ineligible; (vii) escrow/impound accounts required for LTVs greater than 80% unless prohibited by applicable laws.

(3)	Loan amounts over $2,000,000 are available for 20-, 25- and 30-year fixed rate product only.

(4)	Texas 50 (a) (6) refinance (Texas Equity Loans) only allowed on 20-, 25- and 30-year fixed rate and retail originations only. Certain additional restrictions apply.

(5)	Second home purchases with LTV/CLTV/HCLTVs between 75.01% and 80% are limited to 20-, 25-, and 30-year fixed rate product only.

(6)	The following requirements apply for second home cash out refinance transactions: (i) no rental income for the subject property showing on Schedule E of borrower’s tax return; (ii) no other financed REO other than subject and primary residence; (iii) 20-, 25- and 30-year fixed rate loans only.

Additional Notes:

•	Minimum loan amount is $424,101 for 1 unit properties, or $1 above the conforming loan limits for properties with 2-4 units.

•	Loan amounts between Conforming loan limits and Agency High Balance loan limits are eligible except on loans with LTVs greater than 80%.

•	Exceptions may be granted on a case-by-case basis by RRAC (at its sole determination) for loans with terms or characteristics that are outside of RRAC’s eligibility criteria. Approval of the exception must be granted by RRAC prior to the delivery of the loan.

Third Party Underwriting Guidelines

The [20% Originator/Servicer] underwriting guidelines vary from RRAC's eligibility criteria described above in some respects. For example, [20% Originator/Servicer]’s guidelines permit a borrower to have up to eight financed properties, whereas RRAC’s eligibility criteria permits up to four financed properties. RRAC’s eligibility criteria requires a second appraisal in certain circumstances, whereas [20% Originator/Servicer] does not require a second appraisal for any mortgage loan. In addition, the minimum FICO score required under [20%

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Originator/Servicer]’s guidelines is generally lower than under RRAC’s eligibility criteria for mortgage loans of the same property type, loan amount and LTV.

See “Annex A – Certain Characteristics of the Mortgage Loans” for information describing the loan-to-value ratios, loan amounts, FICO scores and debt-to-income ratios for the mortgage loans included in mortgage pool.

Qualifications of Sellers

Each seller must be an institution experienced in originating and servicing loans of the type contained in the mortgage pool in accordance with accepted practices and prudent guidelines, and must maintain satisfactory facilities to originate and service those loans. Each seller must also represent that each mortgage loan was originated by a mortgagee approved by the Secretary of Housing and Urban Development pursuant to Sections 203 and 211 of the National Housing Act, a savings and loan association, a savings bank, a commercial bank, credit union, insurance company or similar institution supervised and examined by a federal or state authority.

Quality Control

A quality control program has been developed to monitor the quality of loan underwriting at the time of acquisition and on an ongoing basis.  All mortgage loans purchased are subject to this quality control program.  A legal document review of each mortgage loan is conducted to verify the accuracy and completeness of the information contained in the mortgage notes, security instruments and other pertinent documents in the file.  A sample of loans to be acquired, selected by focusing on those loans with higher risk characteristics, will normally be submitted to a third-party nationally recognized underwriting review firm for a compliance check of underwriting and review of income, asset and appraisal information. See “Pre-offering Review of the Mortgage Loans.”

PRE-OFFERING REVIEW OF THE MORTGAGE LOANS

Introduction

The sponsor, prior to including the mortgage loans in the mortgage pool, conducted a review designed and effected to provide reasonable assurance that the disclosure regarding the mortgage loans in this prospectus is accurate in all material respects. The sponsor engaged third parties to assist it with certain elements of the review. The review conducted by the sponsor, including the portions of the review conducted with the assistance of the third parties, is referred to herein as the “sponsor’s pre-offering review.” The sponsor determined the nature, extent and timing of the sponsor’s pre-offering review and the level of assistance provided by any third party. The sponsor attributes all findings and conclusions of the sponsor’s pre-offering review to itself.

The sponsor’s pre-offering review included credit and compliance components and a component consisting of a review of the independent appraisals of the mortgaged properties obtained by the originators in connection with the origination of the mortgage loans (referred to herein as the “original appraisals”), as more fully described below. The credit review was conducted by reference to the seller’s eligibility criteria described under “Acquisition of Mortgage Loans by the Seller.” None of the procedures conducted as part of the sponsor’s pre-offering review constituted, either separately or in combination, an independent underwriting of the mortgage loans. In addition, the procedures conducted as part of the review of the original appraisals were not re-appraisals of the mortgaged properties. To the extent that valuation tools other than a full appraisal were used as part of the appraisal review process, they should not be relied upon as providing an assessment of value of the mortgaged properties comparable to that which an appraisal might provide. They also are not an assessment of the current value of any of the mortgaged properties.

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The sponsor’s pre-offering review also included a component consisting of procedures designed to verify the sponsor’s data regarding the characteristics of the mortgage loans, which data were used to generate the numerical information about the mortgage pool included in this prospectus. The sponsor has concluded that the sponsor’s pre-offering review has provided it with reasonable assurance that the disclosure regarding the mortgage loans in the mortgage pool in this prospectus is accurate in all material respects. The sponsor’s specific findings and decisions with respect to the mortgage loans covered by the sponsor’s pre-offering review are described below.

In certain instances, preliminary results from certain portions of the sponsor’s pre-offering review in which a third party assisted were favorably revised based on subsequent documentation and information provided to the third party, and the sponsor elected to purchase the mortgage loans. In other instances, such preliminary results led the sponsor to elect not to purchase the mortgage loans. Mortgage loans that were not purchased by RRAC were not considered for inclusion in the mortgage pool, and therefore are not included in the discussion of the sponsor’s pre-offering review of the mortgage loans.

As a result of the sponsor’s pre-offering review, the following types of deviations from the applicable criteria used to evaluate the mortgage loans in the mortgage pool were found: (i) exceptions from the applicable eligibility criteria or underwriting guidelines that were material, but for which compensating factors existed (“Exceptions”), (ii) discrepancies from applicable compliance guidelines that do not give rise to assignee liability or a defense to foreclosure (“Compliance Discrepancies”), (iii) negative property value variations of greater than 10% where the lower value was used to calculate the LTV and CLTV for purposes of this prospectus or other material negative valuation indications (“Material Appraisal Variations”) and (iv) data discrepancies which the sponsor determined did not constitute exceptions to the applicable underwriting guidelines (“Data Discrepancies”). A summary of the results of the sponsor’s pre-offering review is included below.

LOANS PURCHASED BY RRAC

	Loans	% by Loan Count	Aggregate Balance at Origination	% by Aggregate Balance at Origination	Aggregate Unpaid Principal Balance (as of the Cut-off Date)	% by Aggregate Unpaid Principal Balance (as of the Cut-off Date)

Exceptions
Compliance Discrepancies(1)
Material Appraisal Variations

(1)	Percentages are based on all mortgage loans, not the pre-offering review sample described below.

Data discrepancies in the data tape were identified as part of the sponsor’s pre-offering review, as further described below. In addition, certain discrepancies from the applicable eligibility criteria or underwriting guidelines that the sponsor determined to be immaterial (“waivers”) were noted and are further described below.

See “—Limitations of the Pre-offering Review Process” below and “Risk Factors—Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses” for additional information regarding the limitations of the sponsor’s pre-offering review.

Credit and Compliance Components of Sponsor’s Pre-Offering Review

All of the [   ] mortgage loans were purchased on a flow basis. Of these [   ] mortgage loans, [   ] were subject to a credit review and a compliance review by a third party, as shown in the table below. Of those [   ] mortgage loans reviewed, [   ] were originated by [20% Originator/Servicer]. The third party selected mortgage loans for review from the [   ] mortgage loans originated by [20% Originator/Servicer] on a random basis. In addition, if

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any mortgage loans originated by [20% Originator/Servicer] were identified by [20% Originator/Servicer] as having exceptions to their underwriting guidelines, those mortgage loans were subject to a credit and compliance review. As a result, of the [   ] mortgage loans, [   ]% were selected for the credit and compliance portions of the sponsor’s pre-offering review.

CREDIT AND COMPLIANCE COUNT
Originator Name	Reviewed	Total	% by Loan Count
[20% Originator]
Other Originators
Total

As part of the credit component of the sponsor’s pre-offering review, for each of these mortgage loans, the third party reviewed the documentation in the originator’s loan file relating to the creditworthiness of the borrower (and any co-borrower), and assessed whether the characteristics of the mortgage loan and the borrower (and any co-borrower) conformed to the sponsor’s applicable eligibility criteria. See “Acquisition of Mortgage Loans by the Seller.” Also as part of the credit component of the sponsor’s pre-offering review, any deviations from the applicable eligibility criteria that were identified by the third party reviewers, and related compensating factors, were reviewed. This portion of the review is referred to herein as the “credit review.”

The sponsor determined that [   ] of these mortgage loans, with an aggregate original principal balance of approximately $[   ] and, as of the cut-off date, a stated principal balance of approximately $[   ], were identified as having been originated with exceptions to applicable eligibility criteria. See “Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to Underwriting Guidelines at Origination” for additional information regarding these mortgage loans, including a table setting forth the exceptions permitted and related compensating factors. The information presented in the table was derived from documentation contained in the originator’s loan files.

In addition, a number of discrepancies, or waivers, from the applicable eligibility criteria were found. Those waivers, which the sponsor determined were immaterial, included: the absence of the required number of tradelines for borrowers who have a strong credit score or strong reserves; 12 months of housing history where 24 months are required; blended ratios whereby a non-occupying co-borrower’s income and debt are combined with the occupying borrower’s income and debt to calculate the DTI ratio; and use of a tax return certification in lieu of signed tax returns. None of these waivers were considered to be material exceptions to the applicable underwriting guidelines or eligibility criteria.

Because the credit review of these mortgage loans consisted of an assessment of compliance with the sponsor’s applicable eligibility criteria, the credit review did not assess compliance with the underwriting guidelines of the originators of these mortgage loans. As a result, a breach of the representation and warranty by an originator that a mortgage loan was originated in accordance with applicable underwriting guidelines would not have been identified as part of the credit review. The only representations and warranties made with respect to compliance with applicable guidelines are the representations and warranties made by the originator in the applicable purchase agreement that the mortgage loan was originated in accordance with its underwriting guidelines, subject to identified exceptions and compensating factors.

Also as part of the sponsor’s pre-offering review, a third party reviewed the selected mortgage loans to assess whether those mortgage loans were originated in compliance with applicable law and regulations. This assessment included, for example, whether prepayment penalties or late fees in excess of the amounts permitted by applicable federal or state law were charged to the borrower, the accuracy and completeness of information required to be included in the federal Notice of Right of Rescission and other disclosures required by the Truth-in-Lending

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Act, including the TRID rule, and whether any of the mortgage loans meet the definition of “high cost” loans under HOEPA or similar state or local law. In addition, the third party reviewed the documentation in the loan file that supported the originator’s determination that the mortgage loan met the requirements for a “qualified mortgage” under the “ability to repay” rules. This portion of the review is referred to as the “compliance portion” of the sponsor’s pre-offering review.

In the case of [   ] loans, Compliance Discrepancies were found as a result of the compliance review component of the sponsor’s pre-offering review with respect to the mortgage loans that would not give rise to assignee liability or a defense to foreclosure. Examples of the Compliance Discrepancies found in these 20 instances include: use of a right of rescission form intended to be used for a refinance loan with a different lender that was used for a refinance loan with the same lender; and undisclosed fees in the HUD-1 where a post-closing refund was made to a borrower. The sponsor determined that none of these discrepancies were material and in cases in which a corrective cure was available, corrective action was taken. These discrepancies do not constitute exceptions to eligibility criteria and are not included in “Annex A—Certain Characteristics of the Mortgage Loans— Exceptions to RRAC Eligibility Criteria”.

In addition, with respect to [   ] mortgage loans, representing [   ]% of the mortgage loans by Cut-off Date aggregate principal balance, Compliance Discrepancies relating to the TRID rule were identified which have been cured by the originator in accordance with the TRID rule. Examples of these instances include non-numerical mistakes in the closing disclosure that were cured in a subsequent closing disclosure. The sponsor determined that none of these discrepancies were material and would not give rise to assignee liability or a defense to foreclosure.

With respect to an additional [   ] mortgage loans, representing [   ]% of the mortgage loans by Cut-off Date aggregate principal balance, compliance discrepancies relating to the TRID rule were identified which have been corrected by the originator in accordance with the TRID rule and Section 130(b) of TILA (as interpreted in accordance with the informal guidance set forth in the Consumer Financial Protection Bureau Director’s letter). Examples of these instances include APR/total interest percentage rounding issues on the loan estimate and closing disclosure, formatting errors on the loan estimate cash to close table, and a missing index term on the adjustable interest rate table. If the correction of these discrepancies were found not to be in accordance with the TRID rule and Section 130(b), the trust could be exposed to possible civil damages in an individual or class action, court costs, attorney’s fees, actual damages and recoupment claims in a foreclosure, if allowed by state law.

No mortgage loans were excluded by the sponsor as a result of the credit and compliance portion of the sponsor’s pre-offering review.

See “—Limitations of the Pre-offering Review Process,” below and “Risk Factors—Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses.”

Appraisal Component of Sponsor’s Pre-Offering Review

As part of the appraisal component of the sponsor’s pre-offering review, [   ] of the same [   ] mortgage loans selected for the third party credit and compliance reviews as described above were also selected for a review of the original appraisal of the mortgaged property that was obtained in connection with the origination of that mortgage loan.

As part of the appraisal component of the sponsor’s pre-offering review, the original appraisal of the mortgaged property was reviewed by an on-staff appraiser employed by a third party in order to assess compliance with the applicable appraisal guidelines in effect at the time of origination as well as the reasonableness of the value of the mortgaged property set forth in the original appraisal. This reasonableness determination was generally made by analyzing the comparable sales listed in the original appraisal and reviewing other comparable sales information

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such as publicly available website and MLS listings. Each originator’s appraisal guidelines include adherence to the appraiser independence requirements, which include, among other things, that payments for the appraisal may not be conditioned upon a particular valuation, and that future business from the lender may not be used to influence or attempt to influence the valuation.

In addition, for a majority of the mortgage loans, the third party also reviewed a Collateral Desktop Analysis (“CDA”) or an Automated Valuation Method review (“AVM”). A CDA is a valuation analysis performed by a licensed or certified appraiser who reviews the original appraisal to determine if the original value is supported. That appraiser or an automated process makes a separate selection of comparable sales, which may be the same as those used in the original appraisal and, using a rules-based valuation model, makes an independent determination as to whether the original appraised value is supported. An AVM is a computer generated appraisal report created using formulas based on various factors, including sales trends, title records, neighborhood analysis, tax assessments and other available information regarding the mortgaged property. Generally, if the CDA or AVM indicated the value of the property may be more than 10% below the value indicated on the original appraisal, a field review or other valuation tool was obtained. However, if a CDA or AVM indicated the value of the property may be more than 10% below the value indicated on the original appraisal but another valuation tool indicated that the original value was supported, the sponsor or the third party may decide to not obtain another valuation. A field review is a valuation analysis performed by a certified appraiser who reviews the original appraisal and performs a visual inspection of the exterior areas of the property, inspects the neighborhood, performs a visual analysis of each of the comparable sales, performs data research and analysis to determine the appropriateness and accuracy of the data in the original appraisal, searches public records and presents an opinion as to whether the appraised value is supported. In some cases, a second full appraisal was reviewed.

For the remaining mortgage loans, a third party reviewed the original appraisal and, if the third party determined that the value of the property may not be supported by the original appraisal, generally a CDA would be obtained and reviewed.

The valuations obtained with respect to mortgage loans are indicated below.

VALUATION COUNT

Originator	Reviewed	Total	% by Loan Count	CDAs Ordered	% by Loan Count	AVMs Ordered	% by Loan Count	Field Reviews Ordered	% by Loan Count	2nd Full Appraisals Ordered	% by Loan Count	Drive-by Appraisal (2055) Ordered	% by Loan Count
[20% Originator]
Other Originators
Total (1)

(1)	Percentages are based on all mortgage loans, not the pre-offering review sample described below.

With respect to each of the [   ] mortgage loans with Material Appraisal Variations, the valuation from a CDA or AVM indicated a value of more than 10% below the value set forth in the original appraisal. In each case a field review or second appraisal was obtained, which also indicated a lower value than in the original appraisal. The sponsor determined to use the lower values indicated in the field review or second appraisal for purposes of calculating the LTV and CLTV of those mortgage loans as reflected in this prospectus. The sponsor determined not to exclude any of the mortgage loans from the mortgage pool as a result of the findings from the appraisal review.

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Mortgage Loan Characteristics Component of Sponsor’s Pre-Offering Review

The sponsor prepared a mortgage loan data tape that includes certain characteristics of the mortgage loans. Certain information included on the data tape was provided by the originator of the mortgage loan. The remaining information in the data tape was added by a third party based on a review of electronic copies of the original mortgage loan documents. That third party also compared the information on the data tape provided by the originators, based on a review of electronic copies of the original mortgage loan documents, and identified discrepancies, many of which the sponsor determined to be immaterial, with respect to [   ]% of the mortgage loans so reviewed by number. In all cases, the data tape was corrected for discrepancies identified from that review.

In addition, a comparison with respect to certain fields on the data tape was performed with respect to a sampling of the mortgage loans. Certain elements of these comparison procedures were performed with the assistance of an additional third party. This comparison was conducted by comparing electronic copies of the original mortgage loan documents provided by the sponsor to the corresponding information set forth on the data tape. The sampling was randomly selected from the aggregate mortgage pool, and included approximately [   ]% of the mortgage loans by number. The comparisons were performed with respect to [   ] mortgage loan characteristics in the case of hybrid mortgage loans, and [   ] mortgage loan characteristics in the case of fixed rate mortgage loans, including: original principal balance, initial interest rate, monthly principal and interest payment, first payment date, maturity date, original term to maturity, state, zip code, prepayment charge term (if applicable), interest only term (if applicable), occupancy status, property type, appraised value, sales price (if applicable), loan purpose, junior lien balance (if applicable), original loan-to-value ratio and combined loan-to-value ratio, and, for hybrid mortgage loans, index, first interest rate adjustment date, interest rate adjustment frequency, gross margin, maximum interest rate and minimum interest rate. Discrepancies with respect to one or more characteristics were identified as a result of this review with respect to approximately [   ]% of the mortgage loans sampled by number. Two of the discrepancies identified on the data tape related to the appraised value. Two of the discrepancies identified on the data tape related to the combined loan-to-value ratio. The remainder of the discrepancies related to original loan-to-value ratio, prepayment charge term, junior lien balance, loan purpose, property type and zip code. In all cases the data tape was corrected based on the review.

That data tape, including any adjustments made by the sponsor, was used to generate the numerical information regarding the mortgage loans included in this prospectus.

Limitations of the Pre-Offering Review Process

As noted above under the risk factor captioned “Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses,” because the limited review procedures with respect to the mortgage loans were generally formulated with the purpose of providing reasonable assurance that the disclosure regarding the pool assets in this prospectus is accurate in all material respects, they may not have uncovered relevant facts relating to the origination of the mortgage loans, their compliance with applicable law and regulation and the original appraisals relating of the mortgaged properties or uncovered all relevant factors that could be determinative of how the reviewed mortgage loans will perform. The mortgage loans that were included in the pre-offering review may have characteristics that were not discovered, noted or analyzed as part of the pre-offering review that could, nonetheless, result in those mortgage loans failing to perform in the future. In addition, certain aspects of the sponsor’s pre-offering review did not include all of the mortgage loans in the mortgage pool.

Although sampling techniques were employed that the sponsor believes were appropriate for the purpose of the sponsor’s pre-offering review of these mortgage loans, sampling has some limitations. For example, sampling of mortgage loans in connection with the comparison of certain data fields on the mortgage loan data tape may not have detected all of the discrepancies in the data tape regarding the sampled mortgage loans. In addition, the

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information on the data tape regarding the mortgage loans that were not sampled may contain more discrepancies or additional types of discrepancies than were found with respect to the sampled mortgage loans.

Investors are encouraged, in particular, to note the following with respect to the appraisal review that was conducted as part of the sponsor’s pre-offering review.

•           Differences may exist among and between estimated valuations due to the subjective nature of estimated valuations and appraisals, particularly between different appraisers estimating valuations or performing appraisals at different points in time, as well as among appraisers and other persons reviewing the appraisals or other valuations.

•           Estimating or appraising the value of, and performing other analyses of, high value properties (such as most of the mortgaged properties) can involve challenges that may not generally be present with respect to properties whose values fall within the average price range of their respective markets. There may be fewer substitute properties available (from which to derive comparative values) in the high value residential property market, unique buyer attitudes and preferences, and more difficult to quantify “appeal” issues, any of which can make valuations in the high value home segment less precise than for more average-priced housing.

•           Estimates of value for high value properties (such as the above-described) are imprecise. The unique nature of some of these properties, the use in some cases of highly customized and top-quality materials, overall interior design/appeal issues, and in many cases limited notations in the original appraisal report regarding key elements that drove the original property valuation, pose challenges for a subsequent reviewer. Also, the reviewer (or the preparer of a CDA, AVM or field review) does not typically have independent access to an interior inspection of the property and therefore is not able to independently analyze the interior appointments and amenities associated with the valuation of these types of properties.

    •           Appraisals and other valuations represent the analysis and opinion of the person performing the appraisal or valuation at the time it is prepared, and are not guarantees of, and may not be indicative of, the present or future value of the mortgaged property.

Investors are encouraged to make their own determination as the extent to which they place reliance on the limited loan review procedures carried out as part of the sponsor’s pre-offering review.

STATIC POOL INFORMATION

Static pool information with respect to mortgage loans included in prior securitizations of the sponsor that are similar to the mortgage loans of the issuing entity for the period from February 2012 to February 2017 is attached as Annex C to this prospectus.

Various factors may affect the prepayment, delinquency and loss performance of the mortgage loans of the issuing entity over time. The various mortgage loans for which performance information is shown in Annex C attached to this prospectus had initial characteristics that differed from those of the mortgage loans of the issuing entity. Such differences may have been material to the performance of the mortgage loans shown in Annex C. These differing characteristics include, among others, product type, credit quality, geographic concentration, average principal balance, weighted average interest rate, weighted average loan-to-value ratio, weighted average term to maturity and the presence or absence of prepayment charges. We do not make any representation, and you should not assume, that the performance information shown in Annex C attached to this prospectus is in any way indicative of the performance of the mortgage loans of the issuing entity. The mortgage loans will continue to be serviced in accordance with accepted servicing practices through charge-off, which we define as the ultimate liquidation of the

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loan or any REO acquired in respect of the loan. For purposes of Form 10-D reporting and other such reporting under the Securities Exchange Act of 1934, delinquency information on the mortgage loans will be provided through charge-off in thirty (30) day segments, measured as of the end of the month prior to the reporting month.

As used in the static pool information and throughout this prospectus, a loan is considered to be “30 to 59 days” or “30 or more days” delinquent when a payment due on any scheduled due date remains unpaid as of the close of business on the last business day immediately prior to the next following monthly scheduled due date; “60 to 89 days” or “60 or more days” delinquent when a payment due on any scheduled due date remains unpaid as of the close of business on the last business day immediately prior to the second following monthly scheduled due date; and so on, which is the Mortgage Bankers Association method of calculating delinquency. The determination as to whether a mortgage loan falls into a delinquency category is made as of the close of business on the last business day of each month. Grace periods and partial payments do not affect these determinations.

[If any mortgage loans are “materially different” from those included in the static pool data, such mortgage loans and differences will be described.]

ADDITIONAL INFORMATION

The depositor has filed a registration statement on Form SF-3 with the Securities and Exchange Commission (the “SEC”) (Registration No. 333-211339) and has met the registrant requirements of Section I.A.1 of the General Instructions to Form SF-3. The depositor is also subject to some of the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and, accordingly, will file reports thereunder with the SEC. The registration statement and the exhibits thereto, and reports and other information filed by the depositor under the Exchange Act can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 am and 3:00 pm. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The depositor’s filings are also available electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at the SEC’s website (http://www.sec.gov). All reports subsequently filed by the depositor pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus.

The depositor has also filed on EDGAR a Schedule AL as an exhibit to its Form ABS-EE, with loan-level information regarding the mortgage loans, which is incorporated by reference herein. Investors are encouraged to review Schedule AL for additional information regarding each mortgage loan.

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with the offering of the certificates, on written or oral request of that person, a copy of any or all reports incorporated in this prospectus by reference, in each case to the extent the reports relate to one or more of the classes of the certificates, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents.  Requests should be directed in writing to the sponsor at One Belvedere Place, Suite 300, Mill Valley, California 94941.

The description in this prospectus of the trust fund and the mortgaged properties is based upon the mortgage pool as it is expected to be constituted at the close of business on the cut-off date, as adjusted for the scheduled principal payments due on or before the cut-off date and by principal prepayments received prior to the cut-off date. Prior to the issuance of the offered certificates, mortgage loans may be removed from the trust fund as a result of incomplete documentation or otherwise, if the depositor deems that removal necessary or appropriate. A limited number of other mortgage loans may be added to the trust fund prior to the issuance of the offered certificates. The depositor believes that the information in this prospectus will be substantially representative of the characteristics of the mortgage pool as it will be constituted at the time the offered certificates are issued although

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the range of mortgage rates and maturities and some other characteristics of the mortgage loans in the trust fund may vary.

A current report on Form 8-K will be available to purchasers of the offered certificates and will be filed, together with the pooling and servicing agreement and other required exhibits, with the SEC no later than the date of filing with the SEC of the final prospectus. Such Form 8-K will also include the certification of the chief executive officer of the depositor required by the instructions to Form SF-3. In the event a material number of mortgage loans are removed from or added to the trust fund as described in the preceding paragraph, that removal or addition will be noted in the current report and an updated Form ABS-EE with Schedule AL will also be filed on EDGAR no later than the date of filing with the SEC of the final prospectus.

Pursuant to the pooling and servicing agreement, the securities administrator will prepare a monthly statement to certificateholders containing the information described under “The Agreements — Reports to Certificateholders.” The securities administrator will make available each month, to any interested party, the monthly statement to certificateholders via the securities administrator’s website. The securities administrator’s website will be located at [   ], and assistance in using the website can be obtained by calling the securities administrator’s customer service desk at [   ]. Parties that are unable to use the above distribution option are entitled to have a paper copy mailed to them via first class mail by notifying the securities administrator at the following address: [   ].

In addition, within a reasonable period of time after the end of each calendar year, the securities administrator will, upon request, prepare and deliver to each certificateholder of record during the previous calendar year a statement containing information necessary to enable certificateholders to prepare their tax returns. These statements will not have been examined and reported upon by an independent public accountant.

DESCRIPTION OF THE CERTIFICATES

General

On the closing date, the certificates will be issued pursuant to the pooling and servicing agreement. Set forth below are summaries of the specific terms and provisions pursuant to which the certificates will be issued. The following summaries are subject to, and are qualified in their entirety by reference to, the provisions of the pooling and servicing agreement. Capitalized terms used in this prospectus to describe payment characteristics of the certificates are defined under “—Glossary of Terms” below.

The Sequoia Mortgage Trust 2017-[   ] Mortgage Pass-Through Certificates, Series 2017-[   ] will consist of:

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the senior certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the subordinate certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the accretion directed certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the component certificates;

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•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the planned principal class or PAC certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the scheduled principal class certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the sequential pay certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the strip certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the support class or companion class certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the targeted principal certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the floating rate certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the inverse floating rate certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the interest-only certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the partial accrual certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the principal only certificates;

•	the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the variable rate certificates;

•	and

•	the Class R and Class LT-R Certificates, or the residual certificates.

The senior certificates and the Class [   ], Class [   ] and Class [   ] Certificates are collectively referred to herein as the “offered certificates” and are the only classes offered by this prospectus. The Class [   ], Class [   ], Class R and Class LT-R Certificates are referred to in this prospectus as the “non-offered certificates” and are not offered by this prospectus. Accordingly, the description of the non-offered certificates provided in this prospectus is solely for informational purposes. On the closing date, the sponsor or one or more of its affiliates will purchase the Class [   ] and Class [   ] Certificates and any unsold Class [   ], Class [   ], Class [   ] and Class [   ] Certificates.

On the closing date, the initial total Class Principal Amount of the certificates will equal the total principal balance of the mortgage loans as of the cut-off date. The offered certificates will be issued in the initial class principal amounts and notional amounts set forth in the table under “The Offered Certificates.” The Class [   ]

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and Class [   ] Certificates will be issued in the approximate initial class principal amounts of $[_____] and $[_____], respectively. The Class R and Class LT-R Certificates will not have principal balances. The initial issued amount of each class may be increased or decreased by up to 5% to the extent that the principal balance of the mortgage loans is increased or decreased as described under “Description of the Mortgage Pool.”

The minimum denominations and incremental denominations of the offered certificates are set forth in the table on page 2.

The certificates represent beneficial ownership interests in the issuing entity. On the closing date, the assets of the issuing entity will consist primarily of (1) the mortgage loans; (2) such assets as from time to time are identified as deposited in respect of the mortgage loans in the custodial accounts and the distribution account (see “— Payments on Mortgage Loans; Accounts” below); (3) the issuing entity’s rights under the assignment, assumption and recognition agreements and assignment of representations and warranties agreements pursuant to which the seller and the depositor assigned their respective interests in the purchase agreements and servicing agreements with respect to the mortgage loans originally entered into between the seller and each originator and servicer and, in certain cases, the servicing administrator; (4) the issuing entity’s rights under the mortgage loan purchase agreement, as described above under “The Agreements — Assignment of the Mortgage Loans”; (5) property acquired by foreclosure of the mortgage loans or deed in lieu of foreclosure; (6) any applicable insurance policies; and (7) the proceeds of all of the foregoing.

Book-Entry Certificates

The offered certificates will be book-entry certificates. Persons acquiring beneficial ownership interests in the offered certificates, or certificate owners, may elect to hold their certificates through the Depository Trust Company, or DTC, in the United States, or Clearstream Banking, societe anonyme (formerly Cedelbank), commonly known as Clearstream, Luxembourg, or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems.

The book-entry certificates will be issued in one or more global certificates which equal the initial principal amount of each class and will initially be registered in the name of Cede & Co., the nominee of DTC. Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Except as described below, no person acquiring a book-entry certificate, or beneficial owner, will be entitled to receive a physical certificate representing such certificate. Unless and until definitive certificates are issued, it is anticipated that the only “certificateholders” of the certificates will be Cede & Co., as nominee of DTC. Certificate owners will not be certificateholders as that term is used in the pooling and servicing agreement. Certificate owners are only permitted to exercise their rights indirectly through the participating organizations that utilize the services of DTC, including securities brokers and dealers, banks and trust companies and clearing corporations and certain other organizations, or Participants, and DTC, except as described herein under “The Agreements—Investor Communication Requests,” “The Agreements—Enforcement of Representations and Warranties and Dispute Resolution” and “Duties of the Asset Representations Reviewer.” The term “certificateholder” when used under these captions means the beneficial owners of certificates.

The beneficial owner’s ownership of a book-entry certificate will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary (each, a Financial Intermediary) that maintains the beneficial owner’s account for such purpose. In turn, the Financial Intermediary’s ownership of such book-entry certificate will be recorded on the records of DTC (or of a participating firm that acts as agent for the Financial Intermediary, whose interest will in turn be recorded on the records of DTC, if the beneficial owner’s Financial Intermediary is not a DTC participant, and on the records of Clearstream, Luxembourg or Euroclear, as appropriate).

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Certificate owners will receive all payments of principal of, and interest on, the certificates from the securities administrator through DTC and DTC participants. While the certificates are outstanding (except under the circumstances described below), under the rules, regulations and procedures creating and affecting DTC and its operations (or the Rules), DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the certificates and is required to receive and transmit payments of principal of, and interest on, the certificates. Participants and indirect participants which have indirect access to the DTC system, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (or the Indirect Participants), with whom certificate owners have accounts with respect to certificates are similarly required to make book-entry transfers and receive and transmit such payments on behalf of their respective certificate owners. Accordingly, although certificate owners will not possess certificates, the Rules provide a mechanism by which certificate owners will receive payments and will be able to transfer their interest.

Certificate owners will not receive or be entitled to receive certificates representing their respective interests in the certificates, except under the limited circumstances described below. Unless and until definitive certificates are issued, certificate owners who are not Participants may transfer ownership of certificates only through Participants and Indirect Participants by instructing such Participants and Indirect Participants to transfer certificates, by book-entry transfer, through DTC for the account of the purchasers of such certificates, which account is maintained with their respective Participants. Under the Rules and in accordance with DTC’s normal procedures, transfers of ownership of certificates will be executed through DTC and the accounts of the respective Participants at DTC will be debited and credited. Similarly, the Participants and Indirect Participants will make debits or credits, as the case may be, on their records on behalf of the selling and purchasing certificate owners.

Because of time zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such securities settled during such processing will be reported to the relevant Euroclear or Clearstream, Luxembourg Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg Participant (as defined herein) or Euroclear Participant (as defined herein) to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Transfers between Participants will occur in accordance with DTC rules. Transfers between Clearstream Luxembourg Participants and Euroclear Participants will occur in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by the relevant depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the relevant depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the European depositaries.

DTC, which is a New York-chartered limited purpose trust company, performs services for its participants, some of which (and/or their representatives) own DTC. In accordance with its normal procedures, DTC

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is expected to record the positions held by each DTC participant in the book-entry certificates, whether held for its own account or as a nominee for another person. In general, beneficial ownership of book-entry certificates will be subject to the rules, regulations and procedures governing DTC and DTC participants as in effect from time to time.

Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depository. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream Luxembourg in any of various currencies, including United States dollars. Clearstream Luxembourg provides to its Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for its participants (or Euroclear Participants) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in any of various currencies, including United States dollars. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank, S.A./N.V. (or the Euroclear Operator). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Payments on the book-entry certificates will be made on each distribution date by the securities administrator to DTC. DTC will be responsible for crediting the amount of such payments to the accounts of the applicable DTC participants in accordance with DTC’s normal procedures. Each DTC participant will be responsible for disbursing such payment to the beneficial owners of the book-entry certificates that it represents and to each Financial Intermediary for which it acts as agent. Each such Financial Intermediary will be responsible for disbursing funds to the beneficial owners of the book-entry certificates that it represents.

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Under a book-entry format, certificate owners of the book-entry certificates may experience some delay in their receipt of payments, since such payments will be made by the securities administrator to Cede & Co. Payments with respect to certificates held through Clearstream Luxembourg or Euroclear will be credited to the cash accounts of Clearstream Luxembourg Participants or Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by the relevant depositary. Such payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See “Federal Income Tax Consequences — Foreign Investors in Offered Certificates” and “— Backup Withholding With Respect to Offered Certificates” in this prospectus.

Because DTC can only act on behalf of Financial Intermediaries, the ability of a beneficial owner to pledge book-entry certificates to persons or entities that do not participate in the depository system, or otherwise take actions in respect of such book-entry certificates, may be limited due to the lack of physical certificates for such book-entry certificates. In addition, issuance of the book-entry certificates in book-entry form may reduce the liquidity of such certificates in the secondary market since certain potential investors may be unwilling to purchase certificates for which they cannot obtain physical certificates.

DTC has advised the depositor that, unless and until definitive certificates are issued, DTC will take any action permitted to be taken by the holders of the book-entry certificates under the pooling and servicing agreement only at the direction of one or more Financial Intermediaries to whose DTC accounts the book-entry certificates are credited, to the extent that such actions are taken on behalf of Financial Intermediaries whose holdings include such book-entry certificates. Clearstream Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a certificateholder under the pooling and servicing agreement on behalf of a Clearstream Luxembourg Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to the ability of the relevant depositary to effect such actions on its behalf through DTC. DTC may take actions, at the direction of the related Participants, with respect to some book-entry certificates which conflict with actions taken with respect to other certificates.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to certificates unless authorized by a Financial Intermediary in accordance with DTC’s procedures. Under DTC’s usual procedures, DTC will mail an omnibus proxy to the trustee as soon as possible after the record date for any consent or vote of certificateholders. The omnibus proxy assigns Cede & Co.’s consent or voting rights to those Financial Intermediaries to whose accounts certificateholders are credited on the record date (identified in a listing attached to the omnibus proxy). Accordingly, certificateholders exercising their voting rights, as described under “Duties of the Asset Representations Reviewer—Review Voting Procedures” and elsewhere in this prospectus, must exercise such rights by directing their related Financial Intermediary to vote or provide consents pursuant to DTC’s procedures.

Although DTC, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of book-entry certificates among participants of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

None of the seller, the depositor, the master servicer or the securities administrator will have any responsibility for any aspect of the records relating to or payments made on account of beneficial ownership interests of the book-entry certificates held by Cede & Co., as nominee of DTC, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or transfers thereof.

Definitive certificates will be issued to certificate owners or their nominees, respectively, rather than to DTC or its nominee, only if (i) (A) DTC advises the paying agent in writing that DTC is no longer willing or able to discharge properly its responsibilities with respect to the book-entry certificates, and (B) the depositor is unable to

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locate a qualified successor satisfactory to the depositor and the paying agent or (ii) after the occurrence of an event of default under the pooling and servicing agreement, holders representing beneficial interests aggregating not less than 50% of the class principal amount of a class of book-entry certificates advise the paying agent and DTC through the Participants in writing that the continuation of a book-entry system through DTC is no longer in the best interests of the certificate owners of a class of book-entry Certificates (each such event, a “Book-Entry Termination”). Upon the occurrence of a Book-Entry Termination, the securities administrator is required to direct DTC to notify Participants that have ownership of book-entry certificates as indicated on the records of DTC of the availability of definitive certificates for the book-entry certificates. Upon surrender by DTC of the definitive certificates representing the book-entry certificates, and upon receipt of instruction from DTC for re-registration, the securities administrator, based solely upon the information provided to it by DTC, will re-issue the book-entry certificates as definitive certificates in the respective principal amounts owned by the individual beneficial owner and thereafter the trustee and the securities administrator will recognize the holders of such definitive certificates as certificateholders under the pooling and servicing agreement.

For information relating to tax documentation procedures relating to the certificates, see “Material Federal Income Tax Consequences — Foreign Investors in Offered Certificates” and “— Backup Withholding With Respect to Offered Certificates” in this prospectus and “Global Clearance, Settlement and Tax Documentation Procedures — Certain U.S. Federal Income Tax Documentation Requirements” in Annex B hereto, which Annex B is attached to this prospectus and is incorporated by reference herein.

Exchangeable Certificates

General

All or a portion of the Initial Exchangeable Certificates may be exchanged for the Exchangeable Certificates, and vice versa, as specified under “Permitted Exchanges” on page 4. This process may occur repeatedly. The classes of Initial Exchangeable Certificates or Exchangeable Certificates that are outstanding at any given time, and the outstanding Class Principal Amounts and Class Notional Amounts of these classes, will depend upon, among other things, any related payments of principal on those classes entitled to payments of principal as well as any exchanges that occur. The maximum Class Principal Amounts and Class Notional Amounts of the Initial Exchangeable Certificates and Exchangeable Certificates are shown on page 4.

On each distribution date, the securities administrator will reduce the Class Principal Amounts and Class Notional Amounts of the Initial Exchangeable Certificates and the Exchangeable Certificates in accordance with the payment priorities and allocation of Realized Losses or allocation of Certificate Writedown Amounts described below based on the then outstanding Class Principal Amounts of those classes entitled to payments of principal.

The Exchangeable Certificates are not separate legal obligations of the issuing entity but are certificates issued by the issuing entity which represent combinations (as described under “Permitted Exchanges” herein) of classes of Initial Exchangeable Certificates (or in certain cases, previously-issued Exchangeable Certificates) with the payment rights and obligations of the related Initial Exchangeable Certificates.

Exchanges

If a holder of Initial Exchangeable Certificates elects to exchange its Initial Exchangeable Certificates for Exchangeable Certificates, or if a holder of Exchangeable Certificates elects to exchange its Exchangeable Certificates for Initial Exchangeable Certificates, then:

•             the aggregate Class Principal Amount of the Exchangeable Certificates or the Initial Exchangeable Certificates entitled to payments of principal received in the exchange, immediately after the exchange, will equal

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the aggregate Class Principal Amount, immediately prior to the exchange, of the exchanged certificates entitled to payments of principal surrendered;

•             the aggregate annual amount of interest payable with respect to the Exchangeable Certificates or Initial Exchangeable Certificates received in the exchange will equal the aggregate amount of interest payable with respect to the exchanged certificates surrendered; and

•             the class or classes of Exchangeable Certificates or Initial Exchangeable Certificates received will be in the combinations described on page 5 herein.

Procedures

If a Certificateholder wishes to exchange its Initial Exchangeable Certificates or Exchangeable Certificates, the Certificateholder must notify the securities administrator by e-mail at “[   ]” no later than three business days before the proposed exchange date. A notice becomes irrevocable on the second business day before the proposed exchange date. The exchange date can be any business day other than the first or last business day of the month and the related record date, subject to the securities administrator’s approval. In addition, the Certificateholder must provide notice on the Certificateholder’s letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP number of each Initial Exchangeable Certificate or Exchangeable Certificates to be exchanged and each Initial Exchangeable Certificate or Exchangeable Certificates to be received, the outstanding Certificate Principal Amounts and, if applicable, Certificate Notional Amounts, of each Initial Exchangeable Certificate or Exchangeable Certificates to be exchanged, the Certificateholder’s DTC participant number and the proposed exchange date. After receiving such notice, the securities administrator will e-mail the Certificateholder with wire payment instructions relating to the exchange fee. The Certificateholder will utilize the Deposit and Withdrawal System at DTC for such exchanges.

The Initial Exchangeable Certificate and Exchangeable Certificates to be exchanged must be in the correct exchange principal amounts and notional amounts, as applicable. The securities administrator will verify the proposed principal and notional amounts to ensure that the principal and interest entitlements of the Initial Exchangeable Certificate and Exchangeable Certificates received equal the entitlements of the Initial Exchangeable Certificate and Exchangeable Certificates surrendered. If there is an error, the exchange will not occur until such error is corrected. Unless rejected for error, the notice of exchange will become irrevocable on the second business day before the proposed exchange date.

In connection with each exchange, the Certificateholder must pay the securities administrator a fee equal to $5,000 and such fee must be received by the securities administrator prior to the exchange date or such exchange will not be effected. In addition, the Certificateholder wishing to effect such an exchange must pay any other expenses related to such exchange, including fees charged by DTC.

Additional Considerations

Exchangeable Certificates issued may be exchanged back for Initial Exchangeable Certificates with an aggregate Certificate Principal Amount together in certain cases, with specific interest-only certificates, equal to the aggregate Certificate Principal Amount of the Exchangeable Certificates surrendered, for exchange as described on page 4. Investors should consider the following:

•             All classes of the applicable Initial Exchangeable Certificates must be owned to make the desired exchange for the Exchangeable Certificates. If any class of Initial Exchangeable Certificates has been sold, pledged or otherwise transferred it may thus be unavailable for exchange.

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•             There can be no assurance that at any given point in time the ratings that are assigned to the Initial Exchangeable Certificates and the Exchangeable Certificates will be the same.

Payments

The securities administrator will make the first payment on an Exchangeable Certificate or Initial Exchangeable Certificate received in an exchange transaction on the distribution date in the following month to the Certificateholder of record as of the close of business on the last day of the month of the exchange.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under “Permitted Exchanges” herein, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal payments, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Payments on Mortgage Loans; Accounts

On or prior to the closing date, each servicer will establish and maintain or cause to be established and maintained a “custodial account,” which will be a separate account or accounts for the collection of payments on the mortgage loans and which will be separate from the servicer’s other assets. In the event that the rating of the depository institution where a custodial account is maintained, which may be a servicer, falls below requirements specified in the applicable servicing agreement, the custodial account will be transferred within 30 days to a depository institution satisfying those requirements.

On or prior to the closing date, the securities administrator will establish the “distribution account,” which will be an account established by the securities administrator in trust for the benefit of the certificateholders. On or prior to the closing date, the master servicer will establish the “master servicer collection account,” which will be established at a depository institution satisfying the requirements of the rating agencies, in trust for the benefit of the certificateholders for the collection of payments on the mortgage loans received from the servicers and the servicing administrator. In the event that the rating of the depository institution holding the master servicer collection account or the securities administrator falls below requirements specified in the pooling and servicing agreement, the master servicer collection account and the distribution account, as applicable, will be transferred within 30 days to a depository institution satisfying those requirements. On the Servicer Remittance Date immediately preceding each distribution date, each servicer will withdraw from the applicable custodial account collections and recoveries in respect of the mortgage loans that are required to be distributed to the certificateholders on the next distribution date and will remit such amounts to the master servicer for deposit in the master servicer collection account. On the Master Servicer Remittance Date immediately preceding each distribution date, the master servicer will withdraw from the master servicer collection account and remit to the securities administrator the collections and recoveries in respect of the mortgage loans that are required to be distributed to the certificateholders on the next distribution date that were received from the servicers and the servicing administrator and will deposit such amount in the distribution account.

On each distribution date, to the extent of the Available Distribution Amount on deposit in the distribution account, the securities administrator, on behalf of the trustee, will withdraw the Certificate Distribution Amount to pay the certificateholders. The “Certificate Distribution Amount” for any distribution date will equal the sum of (i) the respective Interest Distribution Amounts with respect to each class of Certificates, (ii) unpaid Interest Shortfalls, (iii) the Senior Principal Distribution Amount and (iv) the Subordinate Principal Distribution Amount.

Funds credited to a custodial account may be invested at the direction of the applicable servicer for the benefit and at the risk of such servicer in eligible investments, as defined in the related servicing agreement, that are scheduled to mature on or prior to the business day preceding the next Servicer Remittance Date. Funds credited to the master

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servicer collection account or the distribution account may be invested at the direction of the master servicer or the securities administrator, as applicable, for the benefit and at the risk of the master servicer or the securities administrator, as applicable, in eligible investments, as defined in the pooling and servicing agreement, that are scheduled to mature on or prior to the next master servicer remittance date or distribution date. There will be no independent verification of these transaction accounts or account activity.

Glossary of Terms

The following terms are given the meanings shown below to help describe the cash flows on the certificates:

“Accrual Period” means, with respect to any distribution date and for each class of certificates, the calendar month immediately preceding the month in which the distribution date occurs. For each distribution date and each related Accrual Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

“Aggregate Expense Rate” means the sum of the servicing fee rate, the securities administrator fee rate, the master servicing fee rate, the custodian fee rate and the trustee fee rate.

“Applicable Credit Support Percentage” means, for each class of subordinate certificates and any distribution date, the sum of the Class Subordination Percentage of that class and the aggregate Class Subordination Percentage of all other classes (if any) of subordinate certificates having lower payment priorities than that class.

The approximate original Applicable Credit Support Percentages for each class of subordinate certificates on the date of issuance of such certificates are expected to be as follows:

Class [ ]	[ ]%
Class [ ]	[ ]%
Class [ ]	[ ]%
Class [ ]	[ ]%
Class [ ]	[ ]%

“Assumed Stated Principal Balance” means, with respect to a Stop Advance Mortgage Loan, as of any date of determination, the unpaid principal balance of such mortgage loan as determined by the amortization schedule for such mortgage loan at the time of determination (before any adjustment to such amortization schedule by reason of any moratorium or similar waiver or grace period) after giving effect to any previous servicing modification, principal prepayments and related liquidation proceeds allocable to principal and irrespective of any delinquency in payment by the related mortgagor.

“Available Distribution Amount” means, with respect to any distribution date, the sum of the following amounts:

(i) all scheduled payments of interest (net of the servicing fees, trustee fees, custodian fees, master servicing fees and securities administrator fees) and principal due during the related Due Period and received, together with any advances in respect thereof, or collected or advanced with respect to a prior Due Period and not included in the Available Distribution Amount for a previous distribution date; (ii) Insurance Proceeds received during the related Prepayment Period; (iii) Liquidation Proceeds received during the related Prepayment Period (net of unreimbursed expenses incurred in connection with a liquidation or foreclosure, unpaid fees in respect of such mortgage loan due to the servicer, servicing administrator, master servicer, securities administrator, custodian and trustee and unreimbursed advances, if any); (iv) Subsequent Recoveries received during the related Prepayment Period and any amounts received by the securities administrator or trustee since the prior distribution date as reimbursement for

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expenses or other amounts that were previously applied to reduce the Available Distribution Amount and were not applied to reduce the Net WAC for any distribution date; (v) all partial or full prepayments of principal, together with any accrued interest thereon, identified as having been received on the mortgage loans during the related Prepayment Period, plus any amounts received from the servicers (other than [20% Servicer]), the servicing administrator or the master servicer in respect of Prepayment Interest Shortfalls on such mortgage loans; (vi) amounts received with respect to such distribution date as the Substitution Amount and the purchase price in respect of a deleted mortgage loan or a mortgage loan purchased by an originator or the seller as of such distribution date as a result of a breach of a representation or warranty; and (vii) the purchase price paid by the master servicer to purchase the mortgage loans and terminate the trust fund, if applicable;

minus:

(A) amounts applied to reimburse advances and servicing advances previously made and other amounts as to which the servicers (other than [20% Servicer]) and the servicing administrator are entitled to be reimbursed pursuant to the servicing agreements;

(B) amounts applied to reimburse advances and servicing advances previously made as to which the master servicer is entitled to be reimbursed pursuant to the pooling and servicing agreement; and

(C) the sum of all related fees, charges and costs, including indemnification amounts and costs of arbitration, mediation and in investor communication requests (other than the securities administrator fee, the trustee fee, the custodian fee and the master servicing fee) payable or reimbursable to the master servicer, the securities administrator, the asset representations reviewer and the trustee from the trust fund under the pooling and servicing agreement and the custodian from the trust fund in accordance with the custodial agreement, subject to an aggregate maximum amount of $300,000 annually (per year from the closing date to the first anniversary of the closing date and each subsequent anniversary year thereafter) excluding fees payable to the asset representations reviewer, to be paid to such parties collectively, in the order claims for payment of such amounts are received by the securities administrator; provided, however, that if a claim is presented, other than for fees payable to the asset representations reviewer, for an amount that, when combined with the amount of prior claims paid during that year, would exceed $300,000, then only a portion of such claim will be paid that will make the total amount paid during that year equal to $300,000 and the excess remaining unpaid, together with any additional claims received during that year, will be deferred until the following anniversary year and if the total amount of such deferred claims exceeds $300,000 then payment in such following anniversary year (and each subsequent anniversary year as may be needed until such deferred claims are paid in full) shall be apportioned among the master servicer, the securities administrator, the custodian and the trustee, in proportion to the aggregate amount of deferred claims submitted by such entity as of the last day of the prior year; provided that, in no event will the aggregate amount reimbursable to the trustee exceed $125,000 annually (per year from the closing date to the first anniversary of the closing date and each subsequent anniversary year thereafter).

“Certificate Interest Rate” means, for any class of subordinate certificates and any distribution date, the Net WAC for that distribution date. For the Class [   ] Certificates and any distribution date, the lesser of (i) [_._____]% and (ii) the Net WAC for that distribution date. For the Class [   ] Certificates and any distribution date, the lesser of (i) [_._____]% and (ii) the Net WAC for that distribution date. For the Class [   ] Certificates and any distribution date, the lesser of (i) [_._____]% and (ii) the Net WAC for that distribution date. For the Class [   ] Certificates and any distribution date, a per annual rate equal to the lesser of (i) [_._____]% and (ii) the excess, if any, of the Net WAC for the related distribution date over the certificate interest rate on the Class [   ] Certificates for that distribution date. For the Class [   ] Certificates and any distribution date, a per annum rate equal to the excess, if any, of the Net WAC for that distribution date over [_._____]%.

“Certificate Notional Amount” means, with respect to an interest-only certificate and any distribution date, such Certificate’s percentage interest of the Class Notional Amount of such class of Certificates for such distribution

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“Certificate Principal Amount” means, for any certificate (other than the interest-only certificates and the residual certificates) and any distribution date, the maximum specified dollar amount of principal to which the holder of the certificate is then entitled, that amount being equal to the initial principal amount set forth on the face of the certificate, as reduced by the amount of all principal distributions previously made with respect to that certificate, the principal portion of any Realized Losses previously allocated to that certificate and any Certificate Writedown Amount previously allocated to that certificate; provided, however, that on any distribution date on which a Subsequent Recovery or any amount described in clause (4) of the definition of Senior Principal Distribution Amount or Subordinate Principal Distribution Amount is distributed, the Certificate Principal Amount of any certificate then outstanding to which a Certificate Writedown Amount or Realized Loss amount has been applied will be increased, sequentially in order of seniority, by an amount equal to the lesser of (i) the principal portion of any Certificate Writedown Amount or Realized Loss amount previously allocated to that certificate to the extent not previously recovered and (ii) the sum of (x) the principal portion of any Subsequent Recovery that is distributed on such distribution date and (y) any amount described in clause (4) of the definition of Senior Principal Distribution Amount or Subordinate Principal Distribution Amount that is distributed on such distribution date, after application (for this purpose) to more senior classes of certificates, and provided further that on any distribution date on which the aggregate Stated Principal Balance of the mortgage loans or, in the case of any Stop Advance Mortgage Loan the Unpaid Principal Balance thereof, exceeds the aggregate of the Certificate Principal Amounts of the certificates, such excess (including any excess attributable to the allocation of Principal Forbearance Amounts) will be allocated to increase the Certificate Principal Amount of any certificate then outstanding to which a Certificate Writedown Amount or Realized Loss amount has previously been allocated, sequentially in order of seniority (and with respect to the senior certificates, pro rata based upon the amount of Certificate Writedown Amounts and Realized Losses previously allocated thereto), up to the principal amount of such Certificate Writedown Amount or Realized Loss to the extent not previously recovered. Notwithstanding the foregoing, the Certificate Principal Amount of the Initial Exchangeable Certificates and the Exchangeable Certificates will be subject to increase or decrease from time to time in connection with exchanges of such certificates as described herein.

“Certificate Writedown Amount” means the amount by which the aggregate Certificate Principal Amount of all the certificates (other than the interest-only certificates and the residual certificates) on any distribution date (after giving effect to distributions of principal and allocations of Realized Losses on that distribution date) exceeds the aggregate Stated Principal Balance of the mortgage loans or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance thereof for such distribution date, which will be applied to reduce the Class Principal Amount of each class of subordinate certificates in reverse order of their priority of payment and, after the Credit Support Depletion Date, to reduce the aggregate Class Principal Amount of the senior certificates (other than the interest-only certificates), on a pro rata basis in accordance with their respective Class Principal Amounts; provided, however, that any Certificate Writedown Amounts that would otherwise reduce the Class Principal Amounts of the Class [   ] and Class [   ] Certificates will first reduce the Class Principal Amount of the Class [   ] Certificates until the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, and will then reduce the respective Class Principal Amounts of the [   ] and Class [   ] Certificates on a pro rata basis in accordance with their respective Class Principal Amounts.

“Class Notional Amount” means, in respect of the Class [   ] Certificates and any distribution date, an amount equal to the Class Principal Amount of the Class [   ] Certificates, and in respect of the Class [   ] Certificates on any distribution date, an amount equal to the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [   ] Certificates.

“Class Principal Amount” means, for each class of certificates on any distribution date, an amount equal to the aggregate Certificate Principal Amounts of the certificates of that class immediately prior to each distribution date.

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“Class Subordination Percentage” means, for any distribution date and each class of subordinate certificates, an amount equal to a fraction (expressed as a percentage), the numerator of which is the Class Principal Amount of that class prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that distribution date and the denominator of which is the aggregate of the Class Principal Amounts of all classes of certificates (other than the interest-only certificates and the residual certificates) prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that distribution date; provided that for purposes of calculating the numerator and the denominator above, the Class Principal Amount of the class of subordinate certificates with the lowest payment priority shall be reduced by the aggregate of the Unpaid Principal Balances of any Stop Advance Mortgage Loans for such distribution date.

“Controlling Holder” means, at any time, the holder of the majority of the Class Principal Amount of the Class [   ] Certificates or, if the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, the holder of the majority of the Class Principal Amount of the Class [   ] Certificates, and may not be the depositor or the seller but may be an affiliate of the sponsor. If the Class Principal Amounts of the Class [   ] and Class [   ] Certificates is zero, then there is no longer a Controlling Holder. It is expected that the initial Controlling Holder will be the sponsor or an affiliate of the sponsor, other than the depositor or the seller.

“Credit Support Depletion Date” means the date on which the aggregate Class Principal Amount of the subordinate certificates has been reduced to zero.

“Current Interest” means, for each class of certificates on any distribution date, an amount equal to the interest accrued during the related Accrual Period on the related Class Principal Amount prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that distribution date (or in the case of the interest-only certificates, the Class Notional Amount immediately prior to that distribution date) at the applicable Certificate Interest Rate.

“Due Date” means, with respect to a mortgage loan, the date specified in the related mortgage note on which the monthly scheduled payment of interest and principal (or interest only during the applicable interest-only period following origination with respect to the hybrid mortgage loans and interest-only mortgage loans) is due, exclusive of any days of grace, which is generally the first day of the calendar month.

“Due Period” means, with respect to any distribution date, the period beginning on the second day of the calendar month preceding the month in which the distribution date occurs and ending on the first day of the calendar month in which that distribution date occurs.

“Exchangeable Certificates” means the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates.

“Initial Exchangeable Certificates” means the Class [   ], Class [   ] and Class [   ] Certificates.

“Insurance Proceeds” means all proceeds of any insurance policies with respect to the mortgage loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the related borrower in accordance with the servicer’s normal servicing procedures and excluding insured expenses.

“Interest Distribution Amount” means, for each class of certificates on any distribution date, the Current Interest for that class on that distribution date as reduced by (A) each such class’ share of Net Interest Shortfalls, which will be allocated to each class on a pro rata basis based on the amount of Current Interest payable to each such class, and (B) by the sum of (i) interest accrued on the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans at their respective Net Mortgage Rates and (ii) an amount equal to (a) the Net WAC multiplied by (b) the aggregate Unpaid Principal Balance of all Stop Advance Mortgage Loans minus the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans, which will be allocated first to the class of certificates with the lowest payment

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priority and then to the class of certificates with the next lowest payment priority, and so on, in each case up to the Interest Distribution Amount of each such class for such distribution date prior to giving effect to this clause (B) and, in the case of the senior certificates, will be allocated to the senior certificates on a pro rata basis in accordance with their respective Interest Distribution Amounts prior to giving effect to this clause (B)..

“Interest Shortfall” means, as to any class of certificates and any distribution date, the sum of (a) the amount by which (i) the Interest Distribution Amount for such class on all prior distribution dates exceeds (ii) amounts distributed in respect of interest to such class on prior distribution dates, and (b) for any Stop Advance Mortgage Loan that is no longer a Stop Advance Mortgage Loan (including as a result of a servicing modification) as of such distribution date or that became a Liquidated Mortgage Loan in the related Due Period or Prepayment Period, as applicable, the aggregate amount by which the Interest Distribution Amount was reduced on any prior distribution dates for all classes of certificates pursuant to clause (B) of the definition of Interest Distribution Amount and not previously reimbursed, up to the amount of accrued but unpaid interest received on such mortgage loan, excluding any such unpaid interest that was added to the unpaid principal balance of the mortgage loan as a result of a servicing modification, which amounts in this clause (b) will be allocated to such classes of certificates in order of payment priority with respect to interest until the amount by which such class’s Interest Distribution Amount was reduced on any prior distribution dates has been reduced to zero.

“Liquidated Mortgage Loan” means a defaulted mortgage loan as to which the servicer has determined that all recoverable Liquidation Proceeds and Insurance Proceeds have been received.

“Liquidation Proceeds” means all cash amounts received in connection with the liquidation of defaulted mortgage loans, by foreclosure or otherwise, including net proceeds from any REO Property or amounts received in connection with a condemnation or partial release of a mortgaged property.

“Master Servicer Remittance Date” means, the Business Day prior to each Distribution Date.

“Net Interest Shortfall” means, with respect to the mortgage loans and any distribution date, the sum of (i) any Net Prepayment Interest Shortfalls for that distribution date and (ii) the amount of interest that would otherwise have been received with respect to any mortgage loan that was subject to a reduction in the amount of monthly interest payment on a mortgage loan pursuant to the Relief Act or similar state or local law.

“Net Mortgage Rate” means, respect to any mortgage loan and any distribution date, the related mortgage rate as of the Due Date in the month preceding the month of such distribution date, reduced by the Aggregate Expense Rate.

“Net Prepayment Interest Shortfall” means, with respect to a mortgage loan and any distribution date, the amount by which a Prepayment Interest Shortfall for the related Due Period exceeds the amount that a servicer, the servicing administrator or the master servicer is obligated to remit pursuant to the related servicing agreement and/or the pooling and servicing agreement to cover such shortfall for such Due Period.

“Net WAC” means, as of any distribution date, an annual rate, expressed as a percentage, equal to the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the related Due Period, weighted on the basis of the Stated Principal Balances or, in the case of any Stop Advance Mortgage Loan, the Assumed Stated Principal Balances thereof, as of the first day of the related Due Period, minus (a) a fraction, the numerator of which equals the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration, mediation and investor communication requests (other than the securities administrator fee, the trustee fee, the master servicing fee and the custodian fee), paid or reimbursed to the master servicer, the securities administrator and the trustee from the trust fund under the pooling and servicing agreement and the custodian under the custodial agreement during the prior calendar month, that are subject to an aggregate maximum amount of $300,000 annually and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee, and the

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denominator of which equals the aggregate Stated Principal Balance of the mortgage loans or, in the case of any Stop Advance Mortgage Loan, the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period multiplied by (b) twelve.

“Original Subordinate Class Principal Amount” means the aggregate Class Principal Amount of the subordinate certificates as of the closing date.

“Prepayment Interest Shortfall” means, with respect to a mortgage loan and any distribution date, the amount by which interest paid by a borrower in connection with a prepayment of principal on a mortgage loan is less than one month’s interest at the related mortgage rate on the Stated Principal Balance of that mortgage loan as of the preceding distribution date.

“Prepayment Period” means, (i) for full principal prepayments on any mortgage loan serviced by [20% Servicer] and (a) any distribution date other than the distribution date in [   ], the period commencing on the 15th day of the month preceding the month in which the related distribution date occurs through the 14th day of the month in which the related distribution date occurs and (b) the distribution date in [   ], the period commencing on [   ] through [   ] and (ii) for any distribution date and any mortgage loan serviced by [20% Originator/Servicer] and for partial principal prepayments on any mortgage loan serviced by [20% Servicer], the calendar month preceding the month in which the related distribution date occurs.

“Principal Forbearance Amount” means, with respect to a mortgage loan that was the subject of a servicing modification, the amount of principal of the mortgage loan that has been deferred and that does not accrue interest.

“Realized Loss” means (a) with respect to each Liquidated Mortgage Loan, an amount (not less than zero or more than the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of the mortgage loan plus accrued interest) as of the date of such liquidation, equal to (i) the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of the Liquidated Mortgage Loan as of the date of such liquidation, plus (ii) interest at the Net Mortgage Rate from the Due Date as to which interest was last paid by the borrower up to the Due Date in the month in which Liquidation Proceeds are required to be distributed on the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of such Liquidated Mortgage Loan, minus (iii) the net Liquidation Proceeds received during the month in which such liquidation occurred, (b) the amount by which, in the event of bankruptcy of a borrower, a bankruptcy court reduces the secured debt to the value of the related mortgaged property, (c) with respect to a mortgage loan that has been the subject of a servicing modification, any principal due on the mortgage loan that has been written off by the related servicer and any Principal Forbearance Amount or (d) with respect to each Class of Certificates, the amount by which the related Class Principal Amount is reduced as a result of clauses (a), (b) or (c) above. For the avoidance of doubt, net Liquidation Proceeds is net of outstanding expenses incurred with respect to such mortgage loan and advances, if any, made by the servicers or the servicing administrator, as described in this prospectus.

In addition, the principal portion of a Realized Loss in clause (a) above means, with respect to each Liquidated Mortgage Loan, an amount (not less than zero or more than the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the mortgage loan plus accrued interest) as of the date of such liquidation, equal to (i) the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the Liquidated Mortgage Loan as of the date of such liquidation, minus (ii) the net Liquidation Proceeds received during the month in which such liquidation occurred.

“REMIC Provisions” means the provisions of the federal income tax law relating to real estate mortgage investment conduits, which appear at sections 860A through 860G of the Code, and related provisions, and regulations, including proposed regulations and rulings, and administrative pronouncements promulgated thereunder, as the foregoing may be in effect from time to time.

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“REO Property” means a mortgaged property acquired by the trust fund through foreclosure or deed-in-lieu of foreclosure in connection with a defaulted mortgage loan or otherwise treated as having been acquired pursuant to the REMIC Provisions.

“Senior Percentage” means, for any distribution date, the percentage equivalent of a fraction, the numerator of which is the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [   ] Certificates prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on such distribution date and the denominator of which is the aggregate Stated Principal Balance of all of the mortgage loans as of the first day of the related Due Period, but not more than 100%. The initial Senior Percentage will be approximately [   ]%. For the avoidance of doubt, the Stated Principal Balance of a Stop Advance Mortgage Loan shall be zero.

“Senior Prepayment Percentage” means, for any distribution date occurring before the distribution date in [   ] 2020, 100%. For any distribution date in or after [   ] 2020, Senior Prepayment Percentage means the following:

•	for any distribution date occurring in or after [ ] 2020 to and including [ ] 2021, the Senior Percentage plus 70% of the Subordinate Percentage for that date;

•	for any distribution date occurring in or after [ ] 2021 to and including [ ] 2022, the Senior Percentage plus 60% of the Subordinate Percentage for that date;

•	for any distribution date occurring in or after [ ] 2022 to and including [ ] 2023, the Senior Percentage plus 40% of the Subordinate Percentage for that date;

•	for any distribution date occurring in or after [ ] 2023 to and including [ ] 2024, the Senior Percentage plus 20% of the Subordinate Percentage for that date; and

•	for any distribution date occurring in [ ] 2024 and thereafter, the Senior Percentage for that date;

provided, however, that there will be no reduction in the Senior Prepayment Percentage (other than as a result of a reduction of the Senior Percentage) on any distribution date unless the Step-Down Test is satisfied; and provided, further, that if on any distribution date on or after the distribution date in [   ], the Senior Percentage exceeds the initial Senior Percentage, the Senior Prepayment Percentage for that distribution date will again equal 100%.

In addition, if on any distribution date the allocation to the Class [   ], Class [   ] and Class [   ] Certificates of full and partial principal prepayments and other amounts in the percentage required above would reduce the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [   ] Certificates to below zero, the Senior Prepayment Percentage for that distribution date will be limited to the percentage necessary to reduce the aggregate Class Principal Amount of those certificates to zero.

“Senior Principal Distribution Amount” has the meaning set forth under “Description of the Certificates—Distributions of Principal—Senior Principal Distribution Amount.”

“Servicer Remittance Date” means, for any mortgage loan serviced by [20% Servicer], the 20th day of any month, or if such 20th day is not a business day, the first business day immediately preceding such 20th day, and for any other mortgage loan, the 18th day of any month, or if such 18th day is not a business day, the first business day immediately following that 18th day.

“Stated Principal Balance” means, for a mortgage loan at any date of determination, the unpaid principal balance of the mortgage loan as of the most recent Due Date as determined by the amortization schedule for the

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mortgage loan at the time relating thereto (before any adjustment to that amortization schedule by reason of any moratorium or similar waiver or grace period) after giving effect to any previous servicing modification, principal prepayments and related Liquidation Proceeds allocable to principal and to the payment of principal due on such Due Date (but not unscheduled principal prepayments received on such Due Date) and irrespective of any delinquency in payment by the related borrower; provided that the Stated Principal Balance of any Stop Advance Mortgage Loan shall be zero for all purposes under the pooling and servicing agreement; and provided further that the Stated Principal Balance of any Stop Advance Mortgage Loan for the Due Date in the Due Period or Prepayment Period, as applicable, in which such mortgage loan is no longer a Stop Advance Mortgage Loan, including if such Mortgage Loan has become a Liquidated Mortgage Loan, shall be the Unpaid Principal Balance of such Mortgage Loan; provided, if a Stop Advance Mortgage Loan has become current as a result of a servicing modification, then the Stated Principal Balance of such mortgage loan for such Due Date shall be the Unpaid Principal Balance thereof after giving effect to such servicing modification. For the avoidance of doubt, the Stated Principal Balance of any mortgage loan that has been prepaid in full or has become a Liquidated Mortgage Loan during the related Prepayment Period will be zero.

“Step-Down Test” means, as to any distribution date, the test that will be satisfied if both of the following conditions are met: first, the aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of all mortgage loans delinquent 60 days or more (including mortgage loans in foreclosure, REO Property or bankruptcy status) and all mortgage loans subject to a servicing modification within the 12 months prior to that distribution date, averaged over the preceding six-month period, as a percentage of the aggregate Class Principal Amounts on such distribution date (without giving effect to any payments on such distribution date) of the subordinate certificates, does not equal or exceed 50%; and second, cumulative Realized Losses on the mortgage loans plus, with respect to any mortgage loans that have been the subject of a servicing modification, any interest due on such mortgage loans that has been written off by the servicer, do not exceed:

•	for each distribution date occurring in the period from [ ] 2018 to and including [ ] 2019, 20% of the Original Subordinate Class Principal Amount;

•	for each distribution date occurring in the period from [ ] 2019 to and including [ ] 2020, 25% of the Original Subordinate Class Principal Amount;

•	for each distribution date occurring in the period from [ ] 2020 to and including [ ] 2021, 30% of the Original Subordinate Class Principal Amount;

•	for each distribution date occurring in the period from [ ] 2021 to and including [ ] 2022, 35% of the Original Subordinate Class Principal Amount; and

•	for the distribution date in [ ] 2022 and thereafter, 40% of the Original Subordinate Class Principal Amount.

“Stop Advance Mortgage Loan” means, with respect to any distribution date, any mortgage loan that is 120 days or more delinquent as of the related Due Date, based on the Mortgage Bankers Association method of calculating delinquency.

“Subordinate Class Percentage” means, with respect to any distribution date and any class of subordinate certificates, the percentage equivalent of a fraction, the numerator of which is the Class Principal Amount of such class on such distribution date and the denominator of which is the aggregate of the Class Principal Amounts of all classes of subordinate certificates on such distribution date; provided that for purposes of calculating the numerator and the denominator above, the Class Principal Amount of the class of subordinate certificates with the lowest payment priority shall be reduced by the aggregate of the Unpaid Principal Balances of any Stop Advance Mortgage Loans for such distribution date.

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“Subordinate Percentage” means, with respect to any distribution date, an amount equal to the excess, if any, of 100% over the Senior Percentage on that distribution date. The initial Subordinate Percentage will be approximately [ ]%.

“Subordinate Prepayment Percentage” means, with respect to any distribution date, a percentage equal to the excess, if any, of 100% over the Senior Prepayment Percentage on that distribution date.

“Subordinate Principal Distribution Amount” has the meaning set forth under “Description of the Certificates—Distributions of Principal—Subordinate Principal Distribution Amount.”

“Subsequent Recovery” means any amount recovered by a servicer (i) with respect to a Liquidated Mortgage Loan (after reimbursement of any unreimbursed advances or expenses relating to such Liquidated Mortgage Loan as well as any previously Liquidated Mortgage Loans) with respect to which a Realized Loss was incurred after the liquidation or disposition of such mortgage loan or (ii) as a Principal Forbearance Amount.

“Substitution Amount” means, for any month in which an originator or the seller substitutes one or more qualified substitute mortgage loans for one or more deleted mortgage loans as a result of a breach of a representation or warranty with respect to a mortgage loan, the amount by which the aggregate purchase price of all of the deleted mortgage loans exceeds the aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the qualified substitute mortgage loans, together with one month’s interest at the Net Mortgage Rate.

“Unpaid Principal Balance” means, with respect to a Stop Advance Mortgage Loan and any date of determination, the Stated Principal Balance thereof immediately prior to the mortgage loan becoming a Stop Advance Mortgage Loan, reduced by the principal portion of any scheduled payment on such Stop Advance Mortgage Loan that was included in the Available Distribution Amount on or prior to the date of determination.

Available Distribution Amount

Distributions on the certificates will be made by the securities administrator on each distribution date, which will be the 25th day of each month, or if such day is not a business day, on the first business day thereafter commencing in [ ] 2017, to the persons in whose names such certificates are registered on the applicable record date. For this purpose, a “business day” is any day other than (i) a Saturday or Sunday, (ii) a legal holiday in the State of New York, the State of Texas, the State of California or the State of Delaware, (iii) a day on which banks in the State of New York, the State of Texas, the State of California or the State of Delaware are authorized or obligated by law or executive order to be closed or (iv) a day on which the New York Stock Exchange or the Federal Reserve Bank of New York is closed.

Payments on each distribution date will be made by wire transfer in immediately available funds to the account of such certificateholder at a bank or other depository institution having appropriate wire transfer facilities; provided that the holder has furnished the securities administrator with wire instructions no later than seven days prior to the related distribution date (which may be in the form of standing instructions) or otherwise by check mailed to the address of the holder of the certificate entitled thereto as it appears on the applicable certificate register. However, the final payment in retirement of the certificates will be made only upon presentment and surrender of the certificates at the corporate trust office of the securities administrator. See “— Book Entry Certificates” above for the method of payment to beneficial owners of Book-Entry Certificates.

Distributions will be made on each distribution date from, and to the extent of, the Available Distribution Amount as described under “—Priority of Distributions and Allocation of Shortfalls” below.

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Distributions of Interest

General. The Certificate Interest Rate for each class of certificates for each distribution date is described in the definition of Certificate Interest Rate in this prospectus. On each distribution date, to the extent of funds available therefor, each class of certificates will receive Current Interest, as reduced by the following amounts to arrive at each class of certificates’ entitled amount of interest or the Interest Distribution Amount.

Net Interest Shortfalls for any distribution date will be allocated among all classes of senior certificates and all classes of subordinate certificates proportionately based on Current Interest otherwise distributable on each class on such distribution date.

In connection with reductions from Current Interest due to Stop Advance Mortgage Loans, interest payments will be reduced by the sum of (i) interest accrued on the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans at their respective Net Mortgage Rates and (ii) an amount equal to (a) the Net WAC multiplied by (b) the aggregate Unpaid Principal Balance of all Stop Advance Mortgage Loans minus the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans, which will be allocated first to the class of certificates with the lowest payment priority and then to the class of certificates with the next lowest payment priority, and so on, in each case up to the Interest Distribution Amount of each such class for such distribution date prior to giving effect to this sentence and, in the case of the senior certificates, will be allocated to the senior certificates on a pro rata basis in accordance with their respective Interest Distribution Amounts prior to giving effect to this sentence.

If on a particular distribution date there is an Interest Shortfall, interest will be distributed on each certificate of equal priority within such classes of certificates based on the pro rata amount of interest it would otherwise have been entitled to receive in the absence of such shortfall. Any unpaid interest amount owed on a class of certificates will be carried forward and added to the amount which holders of those classes of certificates will be entitled to receive on the next distribution date. An Interest Shortfall could occur, for example, if losses realized on the mortgage loans were exceptionally high or were concentrated in a particular month. Any unpaid interest amount so carried forward will not bear interest.

Distributions of Principal

General. All payments and other amounts received in respect of principal of the mortgage loans will be allocated between the senior certificates (other than the interest-only certificates in respect of principal payments) and the subordinate certificates as described below. On each distribution date, the senior certificates will be entitled to the Senior Principal Distribution Amount and the subordinate certificates will be entitled to the Subordinate Principal Distribution Amount.

Senior Principal Distribution Amount. On each distribution date, the Available Distribution Amount remaining after payment of interest with respect to the senior certificates, up to the amount of the Senior Principal Distribution Amount for such distribution date, will be distributed as principal to the Class [ ], Class [    ] and Class [    ] Certificates, as described under “—Priority of Distributions and Allocation of Shortfalls” in this prospectus.

The “Senior Principal Distribution Amount” for any distribution date will equal the sum of:

(1)         the product of (a) the Senior Percentage and (b) the principal portion of the scheduled payment due on each mortgage loan on the related Due Date, whether or not received, other than the principal portion of the scheduled payment of any Stop Advance Mortgage Loans, together with the principal portion of any payment on a Stop Advance Mortgage Loan for the related or any prior Due Date that was received, was not included in the Available Distribution Amount for any previous distribution date, and was not the subject of a monthly advance;

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(2)         the product of (a) the Senior Prepayment Percentage and (b) each of the following amounts: (i) the principal portion of each full and partial principal prepayment made by a borrower on a mortgage loan during the related Prepayment Period; (ii) each other unscheduled collection, including Subsequent Recoveries, Insurance Proceeds and net Liquidation Proceeds (other than with respect to any mortgage loan that was finally liquidated during the related Prepayment Period) representing or allocable to recoveries of principal of the mortgage loans received during the related Prepayment Period; (iii) the principal portion of the purchase price of each mortgage loan purchased by an originator or the seller due to a material breach of a representation and warranty with respect to such mortgage loan or, in the case of a permitted substitution of a defective mortgage loan, the amount representing any Substitution Amount in connection with any such replaced mortgage loan included in the Available Distribution Amount for such distribution date; and (iv) the principal portion of the purchase price for mortgage loans paid by the master servicer in exercising its right to terminate the trust fund;

(3)         with respect to each mortgage loan that became a Liquidated Mortgage Loan during the related Prepayment Period, the lesser of (a) the net Liquidation Proceeds allocable to principal and (b) the product of (i) the Senior Prepayment Percentage for that distribution date and (ii) the remaining principal balance of the mortgage loan at the time of liquidation; and

(4)         any amounts described in clauses (1) through (3) above that remain unpaid with respect to the senior certificates from prior distribution dates.

If on any distribution date the allocation to the Class [    ], Class [    ] and Class [    ] Certificates of the Senior Principal Distribution Amount would reduce the aggregate Class Principal Amount of such certificates below zero, the distribution to such classes of certificates of the Senior Principal Distribution Amount for such distribution date will be limited to the amount necessary to reduce the aggregate Class Principal Amount of such certificates to zero.

In addition, until the aggregate Class Principal Amount of the Class [    ], Class [    ] and Class [    ] Certificates is reduced to zero, if on any distribution date the aggregate of the Class Principal Amounts of the subordinate certificates is less than or equal to [_____]% of the Stated Principal Balance of the mortgage loans as of the closing date, the Senior Principal Distribution Amount for such distribution date and each succeeding distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero.

In addition, until the aggregate Class Principal Amount of the Class [    ], Class [    ] and Class [    ] Certificates is reduced to zero, if on any distribution date, the Subordinate Percentage for such distribution date is less than [_____]%, the Senior Principal Distribution Amount for such distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero.

Subordinate Principal Distribution Amount. To the extent funds are available, and except as provided in the last four paragraphs under the heading “—Subordinate Principal Distribution Amount,” each class of subordinate certificates will be entitled to receive, on each distribution date, its pro rata share of the “Subordinate Principal Distribution Amount” for that date. Distributions of principal with respect to the subordinate certificates will be made on each distribution date in the order of their numerical class designations, beginning with the Class [    ] Certificates. See “— Priority of Distributions and Allocation of Shortfalls.”

The “Subordinate Principal Distribution Amount” for each distribution date is equal to the sum of:

(1) the product of (a) the Subordinate Percentage and (b) the principal portion of each scheduled payment on each mortgage loan due during the related Due Period, whether or not received, other than the principal portion of the scheduled payment of any Stop Advance Mortgage Loans, together with the principal portion of any payment

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on a Stop Advance Mortgage Loan for the related or any prior Due Date that was received, was not included in the Available Distribution Amount for any previous distribution date, and was not the subject of a monthly advance;

(2) the product of (a) the Subordinate Prepayment Percentage and (b) each of the following amounts: (i) the principal portion of each full and partial principal prepayment made by a borrower on a mortgage loan during the related Prepayment Period, (ii) each other unscheduled collection, including Subsequent Recoveries, Insurance Proceeds and net Liquidation Proceeds (other than with respect to any mortgage loan that was finally liquidated during the related Prepayment Period), representing or allocable to recoveries of principal of mortgage loans received during the related Prepayment Period; (iii) the principal portion of the purchase price of each mortgage loan that was purchased by an originator or the seller due to a material breach of a representation and warranty with respect to such mortgage loan or, in the case of a permitted substitution of a defective mortgage loan, the amount representing any Substitution Amount in connection with any such replaced mortgage loan included in the Available Distribution Amount for such distribution date; and (iv) the principal portion of the purchase price for mortgage loans paid by the master servicer in exercising its right to terminate the trust fund;

(3) with respect to unscheduled recoveries allocable to principal of any mortgage loan that was finally liquidated during the related Prepayment Period, the related net Liquidation Proceeds allocable to principal, to the extent not distributed pursuant to clause (3) of the definition of Senior Principal Distribution Amount; and

(4) the lesser of (x) any amounts described in clauses (1) through (3) above for any previous distribution date that remain unpaid and (y) the Available Distribution Amount remaining after application of the Available Distribution Amount to pay the Interest Distribution Amount and Interest Shortfalls for each class of certificates, the Senior Principal Distribution Amount (giving effect to clause (4) thereof) and the Subordinate Principal Distribution Amount (without giving effect to this clause (4)).

Notwithstanding the above, with respect to any class of subordinate certificates (other than the class of subordinate certificates outstanding with the lowest numerical class designation), if on any distribution date the sum of the Class Subordination Percentage of such class and the aggregate Class Subordination Percentages of all classes of subordinate certificates which have a lower payment priority than that class is less than the Applicable Credit Support Percentage for that class on the closing date, no distribution of principal will be made to any such classes on such distribution date. Instead, the portion of the Subordinate Principal Distribution Amount otherwise distributable to such class or classes on such distribution date will be allocated among the more senior classes of subordinate certificates, pro rata, based upon their respective Class Principal Amounts, and any remaining Subordinate Principal Distribution Amount will be included in the Senior Principal Distribution Amount for such distribution date; provided that, in the event the aggregate Certificate Principal Amount of the senior certificates (other than the interest-only certificates) has been reduced to zero or are reduced to zero pursuant to the foregoing, any remaining Subordinate Principal Distribution Amount will be allocated to any remaining subordinate certificates, in order of priority, in each case until the Certificate Principal Amount thereof has been reduced to zero. Principal and interest will be distributed in the order described below under “— Priority of Distributions and Allocation of Shortfalls.”

Notwithstanding the above, with respect to each class of subordinate certificates (other than the class of subordinate certificates outstanding with the lowest numerical class designation), if on any distribution date the Class Principal Amount of that class and the aggregate of the Class Principal Amounts of all classes of subordinate certificates which have a lower payment priority than that class is less than or equal to [_____]% of the Stated Principal Balance of the mortgage loans as of the closing date, the portion of the Subordinate Principal Distribution Amount otherwise distributable to such class or classes on such distribution date and each succeeding distribution date will be allocated among the subordinate certificates with a higher payment priority then entitled to principal, pro rata, based on their respective Class Principal Amounts and any remaining Subordinate Principal Distribution Amount will be included in the Senior Principal Distribution Amount for such distribution date; provided, that in the event the Certificate Principal Amount of the senior certificates (other than the interest-only certificates) has been

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reduced to zero or are reduced to zero pursuant to the foregoing, any remaining Subordinate Principal Distribution Amount will be allocated to any remaining subordinate certificates, in order of priority, in each case until the Certificate Principal Amount thereof has been reduced to zero.

In addition, until the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [    ] Certificates is reduced to zero, if on any distribution date the aggregate of the Class Principal Amounts of the subordinate certificates is less than or equal to [_____]% of the Stated Principal Balance of the mortgage loans as of the closing date, the Senior Principal Distribution Amount for such distribution date and each succeeding distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero; provided, that in the event the aggregate Certificate Principal Amount of the senior certificates (other than the interest-only certificates) is reduced to zero pursuant to the foregoing, any remaining principal will be allocated to the subordinate certificates in order of payment priority, in each case until the Certificate Principal Amount thereof has been reduced to zero.

In addition, until the aggregate Class Principal Amount of the Class [   ], Class [    ] and Class [   ] Certificates is reduced to zero, if on any distribution date, the Subordinate Percentage for such distribution date is less than [_____]%, the Senior Principal Distribution Amount for such distribution date will include all principal collections on the mortgage loans distributed on that distribution date, and the Subordinate Principal Distribution Amount will be zero; provided, that in the event the aggregate Certificate Principal Amount of the senior certificates (other than the interest-only certificates) is reduced to zero pursuant to the foregoing, any remaining principal will be allocated to the subordinate certificates in order of payment priority, in each case until the Certificate Principal Amount thereof has been reduced to zero.

Priority of Distributions and Allocation of Shortfalls

On each distribution date, the Available Distribution Amount for such date will be applied to distributions on the certificates in the following order of priority [, subject to the provisions regarding Exchangeable Certificates described below]:

(1)	to the senior certificates, pro rata, each such class’s Interest Distribution Amount and any accrued but unpaid Interest Shortfalls;

(2)	to the Class [ ], Class [ ] and Class [ ] Certificates, the Senior Principal Distribution Amount, concurrently as follows:

(a)	to the Class [ ] Certificates, a pro rata portion of the Senior Principal Distribution Amount based upon its Class Principal Amount and the Class Principal Amounts of the Class [ ], Class [ ] and Class [ ] Certificates, until the Class Principal Amount of the Class [ ] Certificates has been reduced to zero; and

(b)	to the Class [ ] and Class [ ] Certificates, the remaining portion of the Senior Principal Distribution Amount, allocated sequentially to the Class [ ] Certificates, until the Class Principal Amount of the Class [ ] Certificates has been reduced to zero, and then to the Class [ ] Certificates, until the Class Principal Amount of the Class [ ] Certificates has been reduced to zero;

(3)	to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(4)	to the Class [ ] Certificates, such class’s Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

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(5)	to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(6)	to the Class [ ] Certificates, such class’s Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(7)	to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(8)	to the Class [ ] Certificates, such class’s Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(9)	to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(10)	to the Class [ ] Certificates, such class’s Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(11)	to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(12)	to the Class [ ] Certificates, such class’s Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero; and

(13)	to the Class R and Class LT-R Certificates, any remaining amounts allocated between such classes in the manner specified in the pooling and servicing agreement (with any such amounts representing net gain resulting from the sale of any REO Properties or other Liquidation Proceeds allocated solely to the Class LT-R Certificates).

Notwithstanding the above, on any distribution date on and after the Credit Support Depletion Date, the Senior Principal Distribution Amount will be distributed to the Class [   ], Class [   ] and Class [   ] Certificates, pro rata in accordance with their respective Class Principal Amounts.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under “Permitted Exchanges” herein, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal payments, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Subordination of Payments to the Subordinate Certificates

The rights of the holders of the subordinate certificates to receive payments with respect to the mortgage loans will be subordinated to the rights of the holders of the senior certificates and the rights of the holders of each class of subordinate certificates (other than the Class [   ] Certificates) to receive such payments will be further subordinated to the rights of the class or classes of subordinate certificates with lower numerical class designations, in each case only to the extent described in this prospectus. The subordination of the subordinate certificates to the

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senior certificates and the further subordination among the subordinate certificates is intended to provide the certificateholders having higher relative payment priority with protection against Realized Losses and shortfalls in the Available Distribution Amount.

Allocation of Realized Losses

If a Realized Loss occurs on the mortgage loans (including a servicing modification resulting in a reduction of the outstanding principal amount of such mortgage loan or a principal forbearance), then, on each distribution date, the principal portion of that Realized Loss will be allocated first, to reduce the Class Principal Amount of each class of subordinate certificates, in inverse order of priority, until the Class Principal Amount thereof has been reduced to zero (that is, such Realized Losses will be allocated to the Class [   ] Certificates while those certificates are outstanding, then to the Class [   ] Certificates while those certificates are outstanding, then to the Class [   ] Certificates while those certificates are still outstanding, and so forth) and second, to the senior certificates (other than the interest-only certificates), pro rata, until their respective Class Principal Amounts have been reduced to zero; provided, however, that Realized Losses that would otherwise reduce the Class Principal Amounts of the Class [    ] and Class [    ] Certificates will first reduce the Class Principal Amount of the Class [    ] Certificates until the Class Principal Amount of the Class [    ] Certificates has been reduced to zero, and will then reduce the respective Class Principal Amounts of the Class [    ] and Class [    ] Certificates on a pro rata basis in accordance with their respective Class Principal Amounts.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under “Permitted Exchanges” herein, the Exchangeable Certificates received in such an exchange will be allocated a proportionate share of the Realized Losses, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Liquidation Proceeds and other recoveries on a mortgage loan will be applied first to outstanding fees and expenses incurred with respect to such mortgage loan, including advances, then, to principal and finally to accrued, unpaid interest.

The Class Principal Amount of the lowest ranking class of subordinate certificates then outstanding will be reduced by the Certificate Writedown Amount and, after the Credit Support Depletion Date, the Class Principal Amounts of the Class [   ], Class [     ] and Class [   ] Certificates will be reduced by the Certificate Writedown Amount, on a pro rata basis, in accordance with their respective Class Principal Amounts; provided, however, that any Certificate Writedown Amounts that would otherwise reduce the Class Principal Amounts of the Class [     ] and Class [     ] Certificates will first reduce the Class Principal Amount of the Class [   ] Certificates until the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, and will then reduce the respective Class Principal Amounts of the Class [   ] and Class [   ] Certificates on a pro rata basis in accordance with their respective Class Principal Amounts.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under “Permitted Exchanges” herein, the Exchangeable Certificates received in such an exchange will be allocated a proportionate share of the Certificate Writedown Amounts, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Any class of certificates whose Class Principal Amount has been reduced to zero due to the allocation of Realized Losses will nonetheless remain outstanding under the pooling and servicing agreement and will continue to be entitled to receive Subsequent Recoveries until the termination of the trust fund; provided that any such class of certificates will not be outstanding for the purpose of the exercise of any voting rights with respect to matters under the pooling and servicing agreement requiring or permitting actions to be taken by the certificateholders.

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Subsequent Recoveries will be distributed to the certificates still outstanding, in accordance with the priorities described under “—Priority of Distribution and Allocation of Shortfalls,” and the Class Principal Amount of each class of certificates then outstanding that has been reduced due to application of a Certificate Writedown Amount or Realized Loss will be increased, pro rata in accordance with their respective Class Principal Amounts with respect to the senior certificates, and sequentially in order of seniority with respect to the subordinate certificates, by the lesser of (i) the amount of such Subsequent Recovery (reduced by any amounts applied for this purpose to senior ranking certificates) and (ii) the Realized Loss amount previously allocated to such class. Any Subsequent Recovery that is received during a Prepayment Period will be distributed together with the Available Distribution Amount for the related distribution date.

Final Scheduled Distribution Date

The final scheduled distribution date for each class of certificates is the distribution date in the month immediately following the latest maturity date of any mortgage loan as of the cut-off date. The final scheduled distribution date of each class of certificates is the distribution date in [     ]. The actual final distribution date for any class may be earlier or later, and could be substantially earlier or later, than the final scheduled distribution date. The servicers will not be permitted to modify mortgage loans to extend the maturity beyond that date, and the master servicer will not be permitted to consent to the modification of a mortgage loan pursuant to any servicing agreement to extend the maturity date beyond that date, except in each case as otherwise required by applicable law or a court order.

Optional Purchase of the Mortgage Loans

When the total Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the mortgage loans is less than 10% of the total Stated Principal Balance of the mortgage loans as of the cut-off date, the master servicer will have the option to purchase the mortgage loans, any REO Property and any other property remaining in the trust fund other than any servicing rights held by the servicers or the servicing administrator at a price equal to 100% of the unpaid principal balance of each mortgage loan (or, if less than such unpaid principal balance in the case of any REO Property, the fair market value of any REO Property) on the day of repurchase, plus accrued interest thereon, to, but not including, the first day of the month in which the repurchase price is distributed; provided that the master servicer has provided not less than 30 days prior written notice to the securities administrator. Distributions on the certificates relating to any optional termination will be paid first to reimburse the trustee, the depositor, the servicers, the servicing administrator, the master servicer, the securities administrator and the custodian for any advances, accrued and unpaid servicing fees, servicing administrator fees, trustee fees, custodian fees, master servicing fees or securities administrator fees, any unpaid expenses or indemnification amounts or other amounts with respect to the mortgage loans reimbursable to such parties, and then to the certificateholders in the order of priority set forth above under “—Priority of Distributions and Allocation of Shortfalls.” The proceeds of any such distribution may not be sufficient to distribute the full amount of principal and accrued and unpaid interest on each class of certificates to the extent of any such unpaid fees and expenses and if the purchase price is based in part on the fair market value of any REO Property and the fair market value is less than 100% of the unpaid principal balance of the related mortgage loan. If such option is exercised, the trust fund will be terminated.

Credit Enhancement

Credit enhancement for the senior certificates will be provided by the subordinate certificates as described herein.

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THE TRUSTEE

[Name of Trustee] is a [national banking association with trust powers incorporated in [    ]. The trustee’s principal place of business is located at [           ]. Since [     ], [Trustee] has served as trustee in numerous asset-backed securities transactions involving mortgages and mortgage-related receivables. Since [     ], [Trustee] has served as trustee under a pooling and servicing agreement or as indenture trustee under an indenture for approximately [     ] residential mortgage-backed securities transactions.

[Trustee] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [Trustee] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as trustee.

[At the date of this prospectus, there are no legal proceedings pending, or to the best of the trustee’s knowledge, contemplated by governmental authorities, against the trustee or any property of the trustee that would be material to holders of the certificates issued by the issuing entity.]

Neither the trustee nor any its affiliates will purchase any interest in the certificates [other than:    ], nor have any of such entities entered into any hedge materially related to the securities.

[Trustee] has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, [Trustee] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

THE ASSET REPRESENTATIONS REVIEWER

[Name of Asset Representations Reviewer] is a [form of organization]. [Describe to what extent the asset representations reviewer has had prior experience for asset-backed securities transactions involving similar pool assets.]   The asset representations reviewer is not the same party or an affiliate of any party hired by the sponsor or the underwriter to perform pre-closing due diligence work on the mortgage loans.

[Asset Representations Reviewer] is subject to the following legal proceedings that are material to certificateholders, including proceedings known to be contemplated by governmental authorities: [insert description of material legal proceedings].

Neither the asset representations reviewer nor any of its affiliates will purchase any interest in the certificates [other than:[insert specific list of classes of certificates] , nor have any of such entities entered into any hedge materially related to the securities.

THE ISSUING ENTITY

On the closing date, and until the termination of the issuing entity pursuant to the pooling and servicing agreement, Sequoia Mortgage Trust 2017-[    ], the issuing entity, will be a common law trust formed under the laws of the State of New York. The issuing entity will be created under the pooling and servicing agreement by the depositor for the sole purpose of issuing the certificates and its assets will consist of the trust fund.

The depositor is the settlor of the issuing entity. The depositor is a limited purpose finance corporation and an indirect wholly-owned subsidiary of Redwood Trust, Inc., a Maryland corporation. None of the depositor,

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Redwood Trust, Inc. or any of their respective affiliates has guaranteed or is otherwise obligated with respect to payment of the certificates and no person or entity other than the issuing entity is obligated to pay the certificates.

On the closing date, the assets included in the trust fund will be the only assets of the issuing entity. The issuing entity will not have any liabilities as of the closing date, other than as provided in the pooling and servicing agreement. The fiscal year end of the issuing entity will be December 31 of each year.

The issuing entity will not have any employees, officers or directors. The trustee, the master servicer, the securities administrator, the depositor, the servicers, the servicing administrator and the custodian will act on behalf of the issuing entity, and may only perform those actions on behalf of the issuing entity that are specified in the pooling and servicing agreement, the servicing agreements or the custodial agreement, as set forth in this prospectus under the heading “The Agreements.”

The trustee, on behalf of the issuing entity, is only permitted to take such actions as are specifically provided in the pooling and servicing agreement. Under the pooling and servicing agreement, the trustee on behalf of the issuing entity will not have the power to issue additional certificates representing interests in the issuing entity, borrow money on behalf of the issuing entity or make loans from the assets of the issuing entity to any person or entity without the amendment of the pooling and servicing agreement by certificateholders and the other parties thereto.

The only source of cash available to make interest and principal payments on the certificates will be the assets of the issuing entity. The issuing entity will have no source of cash other than collections and recoveries on the mortgage loans through insurance or otherwise and advances funded by the servicers (other than [20% Servicer]) or the servicing administrator, which are reimbursable to the servicers (other than [20% Servicer]) and the servicing administrator as discussed in this prospectus. The amount of funds available to pay the certificates may be affected by, among other things, realized losses incurred on defaulted mortgage loans.

If the assets of the issuing entity are insufficient to pay the certificateholders all principal and interest owed, holders of some or all classes of certificates will not receive their expected payments of interest and principal and will suffer a loss. The risk of loss to holders of subordinate certificates is greater than to holders of senior certificates. See “Risk Factors— Potential Inadequacy of Credit Enhancement” in this prospectus. The issuing entity, as a common law trust, may not be eligible to be a debtor in a bankruptcy proceeding. In the event of a bankruptcy of the seller, the depositor or an originator, it is not anticipated that the issuing entity would become part of the bankruptcy estate of such entity.

See “The Agreements – Mortgage Loan Servicing – Amendment of the Servicing Agreements and Pooling and Servicing Agreement” for a description of requirements for amending the pooling and servicing agreement.

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FEES AND EXPENSES OF THE ISSUING ENTITY

In consideration of their duties on behalf of the trust fund, the servicers, the master servicer, the securities administrator, the servicing administrator, the trustee and the custodian will receive from the assets of the issuing entity certain fees as set forth in the following table:

Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:

Servicers	Monthly

A monthly fee paid to each servicer, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated on the Stated Principal Balance of each mortgage loan serviced by that servicer, provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period, at a per annum rate of 0.25% for all servicers other than [20% Servicer] plus all income earned on amounts on deposit in the custodial account maintained by that servicer. Each servicer will also be entitled to a fee of 1.5% of the sale price of an REO Property (or, in the case of certain loans serviced by [20% Originator/Servicer], the lesser of 1.5% of such sale price and $1,200) in accordance with the applicable servicing agreement. With respect to mortgage loans serviced by [20% Originator/Servicer], the servicing fee rate will be increased by the amount of any increase in the mortgage interest rate for any mortgage loan pursuant to the terms of the related mortgage note due to the termination of an automatic debit or direct deposit account. [20% Originator/Servicer] will also receive any prepayment charges paid by borrowers as additional servicing compensation.

[20% Servicer] will receive monthly servicing fees in an amount ranging from $4.30 to $50.25 per loan, subject to certain minimum monthly servicing fee requirements. Such fees vary on a

Withdrawn from each custodial account in respect of each mortgage loan before distribution of any amounts to certificateholders.

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Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:
loan-by-loan basis generally depending upon whether the loan is a fixed rate loan or an adjustable rate loan and the delinquency status of the loan. In no event will the aggregate monthly servicing and servicing administrator fees payable to [20% Servicer], as servicer, and RRAC, as servicing administrator, exceed 0.25% per annum of the Stated Principal Balance of the mortgage loans serviced by [20% Servicer], or, in the case of a Stop Advance Mortgage Loan, the Assumed Stated Principal Balance.

Servicing Administrator	Monthly	A monthly fee paid to the servicing administrator, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated on the Stated Principal Balance of each mortgage loan serviced by [20% Servicer], provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period, at a per annum rate of 0.25% less the servicing fee payable to [20% Servicer].	Withdrawn from the custodial account in respect of each mortgage loan serviced by [20% Servicer] before distribution of any amounts to certificateholders.

Securities Administrator	Monthly	A monthly fee paid to the securities administrator, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period.	Retained by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

	Monthly	All investment earnings on amounts on deposit in the distribution account.	Retained by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

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Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:

Master Servicer	Monthly	A monthly fee paid to the master servicer, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans, provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, in each case, as of the first day of the related Due Period.	The master servicer will be paid from interest collections on the mortgage loans, prior to deposit into the distribution account, before distribution of any amounts to certificateholders.

	Monthly	All investment earnings on amounts on deposit in the master servicer collection account.	Retained by the master servicer from the master servicer collection account before distribution of any amounts to certificateholders.

Trustee	Monthly	A monthly fee paid to the trustee, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans, provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period. The depositor will also pay the trustee an initial acceptance fee of $3,500.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

Custodian	Monthly	A monthly fee paid to the custodian, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans, provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, in each case, as of the first day of the related Due Period.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

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Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:
Asset Representations Reviewer	Per loan file review	A fee paid to the asset representations reviewer, from amounts that would otherwise be distributed to certificateholders, of [$ ] for each mortgage loan file review it conducts.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

Securities Administrator or Trustee, as applicable	Varies	Expenses incurred by the securities administrator or the trustee in connection with arbitration, mediation and investor communication requests, subject to the maximum limits described in the definition of Available Distribution Amount.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

The custodian’s fees set forth in the table above may not be increased without amendment of the custodial agreement. The servicing fees set forth in the table above may not be increased without amendment of the servicing agreement as described under “The Agreements— Mortgage Loan Servicing— Amendment of the Servicing Agreements and Pooling and Servicing Agreement” in this prospectus, provided that under certain circumstances if the master servicer is required to engage a successor servicer, the servicing fee may be increased as necessary to engage a successor servicer. The fees of the master servicer, the securities administrator and the trustee set forth in the table above may not be increased without amendment of the pooling and servicing agreement as described under “The Agreements— Mortgage Loan Servicing— Amendment of the Servicing Agreements and Pooling and Servicing Agreement” in this prospectus. See also “The Agreements – Mortgage Loan Servicing – Servicing Compensation and Payment of Expenses.”

Certain expenses of the servicers, the master servicer, the securities administrator, the trustee and the custodian will be reimbursed before distributions are made on the certificates. Amounts payable to the trustee include fees for investigating and enforcing breaches of mortgage loan representations and warranties under certain circumstances. Expenses of the master servicer, the securities administrator, the trustee and the custodian will be reimbursed up to $300,000 annually before distributions of interest and principal are made on the certificates (subject, in the case of the trustee, to an aggregate limit of $125,000 annually).

SPONSOR MATERIAL LEGAL PROCEEDINGS

At the date of this prospectus, other than litigation in the ordinary course of business, such as litigation involving foreclosures or other exercise of its rights as a creditor, and other than as described below, there were no material pending legal proceedings to which any of the sponsor, the seller, the depositor or the issuing entity was a party or of which any of their property was subject, and, other than as described below, the depositor is not aware of any material pending legal proceedings known to be contemplated by governmental authorities against the sponsor, the seller, the depositor or the issuing entity.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle, as plaintiff, filed a complaint in the Superior Court for the State of Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust, Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the “Washington Defendants”) alleging that the Washington Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the “Washington Certificate”) issued in the Sequoia Mortgage Trust 2005-4 securitization transaction (the “2005-4 RMBS”) and purchased by the plaintiff. Specifically, the complaint alleges that the alleged

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misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Washington Certificate. The plaintiff alleges claims under the Securities Act of Washington (Section 21.20.005, et seq.) and seeks to rescind the purchase of the Washington Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received) as well as attorneys’ fees and costs. The Washington Certificate was issued with an original principal amount of approximately $133 million, and, at December 31, 2016, the plaintiff has received approximately $122 million of principal and $11 million of interest payments in respect of the Washington Certificate. At December 31, 2016, the Washington Certificate had a remaining outstanding principal amount of approximately $11 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood Trust. At the time the Washington Certificate was issued, the depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The plaintiff’s claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation, as plaintiff, filed a complaint in the Superior Court for the State of California in San Francisco (case number CGC-10-501610) against the depositor and 26 other defendants (collectively, the “California Defendants”) alleging that the California Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the California Defendants. The plaintiff alleged only a claim for negligent misrepresentation under California state law against the depositor and sought unspecified damages and attorney’s fees and costs from the depositor. With respect to the depositor, the plaintiff alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the “California Certificate”) issued in the 2005-4 RMBS and purchased by the plaintiff. Specifically, the complaint alleges that the misstatements for the 2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the California Certificate. On November 14, 2014, the plaintiff voluntarily dismissed with prejudice its negligent misrepresentation claim, which resulted in the dismissal with prejudice of the depositor from the action. The California Certificate was issued with an original principal amount of approximately $15 million, and, at September 30, 2016, approximately $14 million of principal and $1 million of interest payments have been made in respect of the California Certificate. At December 31, 2016, the California Certificate had a remaining outstanding principal amount of approximately $1 million. At the time the Schwab certificate was issued, the depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters were also named and remain as defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

In the ordinary course of any litigation matter, including certain of the above-referenced matters, the sponsor, the depositor, and Redwood Trust have engaged and may continue to engage in formal or informal settlement communications with the plaintiffs. Settlement communications may result in settlement agreements, which may be subject to the satisfaction of conditions, contingencies, or approvals and the final dismissal of the complaint by the court.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions). Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law

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or regulation in the conduct of their business. As an example, the sponsor, the depositor and their affiliates recently became aware of a complaint filed by the State of California on April 1, 2016 against Morgan Stanley & Co. and certain of its affiliates alleging, among other things, that there were misleading statements contained in offering materials for 28 different mortgage pass-through certificates purchased by various California investors, including various California public pension systems, from Morgan Stanley and alleging that Morgan Stanley made false or fraudulent claims in connection with the sale of those certificates. Of the 28 mortgage pass-through certificates that are the subject of the complaint, two are Sequoia mortgage pass-through certificates issued in 2004 and two are Sequoia mortgage pass-through certificates issued in 2007, with respect to each of which certificates RWT Holdings, Inc. was the sponsor and Sequoia Residential Funding, Inc. was the depositor. At the time these four Sequoia mortgage pass-through certificates were issued, the depositor and Redwood Trust agreed to indemnify the underwriters of these certificates for certain losses and expenses they might incur as a result of claims made against them relating to these certificates, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

THE SPONSOR, THE SELLER AND THE SERVICING ADMINISTRATOR

RWT Holdings, Inc. (“RWT Holdings”) is a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc. and is headquartered in Mill Valley, California. RWT Holdings has acquired residential mortgage loans, directly or indirectly, from originators since it was organized in February 1998. RWT Holdings has been a sponsor in the securitization market since 2002. As a sponsor, RWT Holdings acquires, directly or indirectly through its subsidiaries, residential mortgage loans in the secondary mortgage market and initiates the securitization of these loans by having them transferred to the depositor, which ultimately transfers them to the issuing entity for the related securitization.

As of February 17, 2017, RWT Holdings has sponsored the securitization of approximately $39 billion of residential mortgage loans ($4,077,538,500 in 2002, $6,198,200,700 in 2003, $10,199,107,364 in 2004, $1,440,123,400 in 2005, $1,035,362,200 in 2006, $2,833,909,600 in 2007, $237,838,333 in 2010, $670,664,551 in 2011, $1,972,280,986 in 2012, $5,578,298,816 in 2013, $1,324,419,171 in 2014, $1,375,531,335 in 2015, $1,025,698,000 in 2016, and $690,313,250 in 2017 (also as of February 17, 2017)). RWT Holdings acquires, directly or indirectly through its subsidiaries, residential mortgage loans secured by first and second liens on one- to four- family residential properties under several loan purchase agreements from mortgage loan originators or sellers nationwide that meet its seller/servicer eligibility requirements. We refer you to “Acquisition of Mortgage Loans by the Seller” herein for a general description of the characteristics used to determine eligibility of mortgage loan sellers. Prior to acquiring the mortgage loans, RWT Holdings conducts a review of the related mortgage loan seller and of the mortgage loans. We refer you to “Risk Factors—Appraisals May Not Accurately Reflect the Value or Condition of the Mortgaged Property” and “—Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses” and “Pre-offering Review of the Mortgage Loans” in this prospectus for a discussion of the pre-offering review procedures conducted by the sponsor with respect to the mortgage loans. No assurance can be made that the mortgage pool does not contain mortgage loans as to which there may be breaches of the original representations and warranties or that the mortgage loans will not default for other reasons.

During calendar years 2011 and 2012 and the first quarter of 2013, no mortgage loans securitized by the sponsor were the subject of a demand to repurchase or replace for breach of the representations and warranties concerning the pool assets contained in the related underlying transaction documents, or any related activity, for all asset-backed securities held by non-affiliates of the sponsor during such periods. During the second quarter of 2013, an affiliate of the sponsor submitted to a mortgage loan originator a repurchase demand with respect to a mortgage loan included in a securitization of the sponsor for which there was an alleged breach of a mortgage loan representation and warranty. Such demand was conditionally withdrawn during the third quarter of 2013 and no additional repurchase activity with respect to securitizations of the sponsor occurred in the fourth quarter of 2013 or

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calendar year 2014. In addition, in April 2013 and in October 2013, repurchase demands for securitizations of the sponsor were made in accordance with a covenant of originators to repurchase any mortgage loan that experiences an early payment default, and both of such mortgage loans were repurchased by their respective originators. During the first quarter of 2015, an affiliate of the sponsor submitted to a mortgage loan originator a repurchase demand with respect to a mortgage loan included in a securitization of the sponsor for which there was an alleged breach of a mortgage loan representation and warranty. That mortgage loan was repurchased by the mortgage loan originator on February 19, 2015, and no additional repurchase activity with respect to securitizations of the sponsor occurred during 2015, 2016 or in 2017 through the date of this prospectus. [Insert updates so that information is not more than 135 days old.]

The sponsor filed its most recent Form ABS-15G pursuant to SEC Rule 15Ga-1 on February 14, 2017. The sponsor’s CIK number is 0001530239.

[Insert if applicable a description of any hedge (security specific or portfolio) materially related to the credit risk of the securities that was entered into by the sponsor or by an affiliate of the sponsor to offset the risk position held.] No holder of any certificates retained to satisfy any risk retention requirements described under “Credit Risk Retention” will hedge any such interest.

Additional information with respect to repurchase activity relating to the breach of a mortgage loan representation and warranty for securitizations of the sponsor for the prior three years is set forth on the following table:

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TOTALS
Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)
			#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)
Sequoia Mortgage Trust 2015-1, (No CIK nor SEC File Number because it was a private transaction.)		PrimeLending, a PlainsCapital Company	29	$17,453,195	5.15%	1	$536,000	0.1582%	1	$536,000	0.1582%	0	-	-

			Demand in Dispute			Demand Withdrawn**			Demand Rejected
			#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)
			0	-	-	0	-	-	0	-	-

The seller, Redwood Residential Acquisition Corporation (“RRAC”), is a Delaware corporation and wholly-owned subsidiary of RWT Holdings and indirect wholly-owned subsidiary of Redwood Trust, Inc. and is headquartered in Mill Valley, California. Descriptions of, and references to, RWT Holdings’ acquisition of residential mortgage loans include the acquisition of such loans by RRAC. RRAC was organized in 2009 and commenced its business of acquiring residential mortgage loans for securitization in July 2010. On the closing date, RRAC, as seller, will sell all of its interest in the mortgage loans to the depositor. RWT Holdings and RRAC work in coordination with the underwriters or initial purchasers, as applicable, in structuring each securitization transaction. RWT Holdings and RRAC do not currently service mortgage loans but rather contract with third party servicers for servicing of the mortgage loans that they acquire. Third party servicers are assessed based upon the servicing rating and the credit quality of the servicing institution, as well as for their systems and reporting capabilities, review of collection procedures and confirmation of servicers’ ability to provide detailed reporting on the performance of the securitization pool.

RRAC will act as the servicing administrator with respect to certain mortgage loans serviced by [20% Servicer]. As the servicing administrator, RRAC’s role is limited to (a) funding servicing advances and advances of delinquent scheduled interest and principal payments for certain mortgage loans serviced by [20% Servicer], unless it determines that such amounts would not be recoverable, (b) paying prepayment interest shortfalls that occur with respect to certain mortgage loans serviced by [20% Servicer], up to the amount of the aggregate of [20% Servicer]’s servicing fee and the servicing administrator fee for such loans for the related month, (c) paying termination fees to [20% Servicer] if RRAC elects to terminate [20% Servicer] as a servicer absent an event of default and appoint a successor, with the consent of the master servicer and (d) having the authority to remove [20% Servicer] as servicer if [20% Servicer] defaults in its servicing obligations and retaining a successor servicer, with the consent of the master servicer. RRAC has previously acted as a servicing administrator with respect to twenty-eight securitization transactions commencing in 2012.

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THE DEPOSITOR

Sequoia Residential Funding, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc., was organized in September 1999 and is headquartered in Mill Valley, California. The depositor has been engaged since the end of 2001 in the securitization of mortgage loans of the types described in this prospectus. Since 2002, Sequoia Residential Funding, Inc. has been the depositor on 63 securitization transactions that have issued approximately $39 billion of residential mortgage securities ($1.7 billion in 2002, $10.8 billion in 2003, $8.3 billion in 2004, $0.80 billion in 2005, $0.80 billion in 2006, $2.9 billion in 2007, $0.23 billion in 2010, $0.67 billion in 2011, $1.97 billion in 2012, $5.74 billion in 2013, $1.33 billion in 2014, $1.38 billion in 2015, $1.02 billion in 2016 and $0.69 billion in 2017 prior to the date of this prospectus).

The depositor is a subsidiary of RWT Holdings, Inc.  RWT Holdings, Inc. is a taxable REIT subsidiary of Redwood Trust, Inc.  Redwood Trust, Inc. is a publicly owned real estate investment trust and is listed on the New York Stock Exchange under the symbol “RWT.” The depositor maintains its principal office at One Belvedere Place, Mill Valley, California 94941.  The telephone number is (415) 389-7373.

The depositor is generally engaged in the business of serving as depositor of one or more trusts that may authorize, issue, sell and deliver certificates that represent an interest in mortgage loans. The depositor is also generally engaged to a limited extent in the business of acquiring, owning, holding, transferring, assigning, pledging and otherwise dealing with mortgage related assets. The depositor generally acquires mortgage loans from RRAC or if specified herein, from another seller of mortgage loans, in each case in privately negotiated transactions.

The certificate of incorporation of the depositor limits its activities to those necessary or convenient to carry out its securitization activities. The depositor will have limited obligations with respect to a series of securities. The depositor will purchase the mortgage loans from the sponsor/seller and on the closing date will sell all of its interest in the mortgage loans to the trustee for the benefit of certificateholders. In addition, the depositor may have certain approval or consent rights as described in this prospectus.

After the issuance of the certificates, the depositor will be required to:

•	upon the discovery of the breach of any representation or warranty made by the seller or originator in respect of a mortgage loan that materially and adversely affects the value of that mortgage loan, to notify the trustee and the securities administrator;

•	to appoint a successor trustee or securities administrator, as applicable, in the event either the trustee or the securities administrator resigns, is removed or becomes ineligible to continue serving in such capacity under the pooling and servicing agreement;

•	to prepare and file, or cause the preparation and filing of, any reports required under the Exchange Act;

•	to notify the rating agencies and any other relevant parties of the occurrence of any event of default or other event specified in the related agreements; and

•	to provide the trustee, the securities administrator and the master servicer with any information they may reasonably require to comply with the terms of the pooling and servicing agreement.

CREDIT RISK RETENTION

The sponsor or one or more of its majority-owned affiliates will retain an eligible horizontal interest equal to at least five percent of the fair value of the certificates in order to satisfy applicable risk retention

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requirements. [The sponsor (or one or more of its affiliates) may also retain an additional interest in the certificates consisting of [    ] as investments in accordance with its investment and business considerations and objectives; however, in the future it may or may not continue to retain all of these certificates in excess of those required by applicable law.]

The sponsor determined the fair value of the certificates and the retained interest using a fair value measurement framework under generally accepted accounting principles (GAAP). In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

•	Level 1 — inputs include quoted prices for identical instruments and are the most observable;
•	Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves; and
•	Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of a class of certificates, other than any retained interest, to the extent that no portion of such class is sold at issuance to establish market value, is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of the retained interest is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the certificates is established based on the value of similar instruments traded in the secondary market or recent pricing of similar new issue transactions, adjusted for changes in market-based expectations for interest rates and credit risk as necessary.

We expect that the sponsor or one or more of its majority-owned affiliates will retain a horizontal interest in, in the aggregate, the certificates by retaining the classes of certificates identified in the table below:

Class of Certificates	[Estimated Range of Certificate Balance of Retained Certificates and Their Fair Values][1]
Class [__]	[__]% to [__]% $[__] to [__]
Class [__]	[__]% to [__]% $[__] to [__]
Class [__]	[__]% to [__]% $[__] to [__]

The aggregate fair value of the certificates identified above is equal to or greater than 5% of the aggregate fair value of all the certificates issued by the issuing entity.

To calculate the fair value of the retained interest, the sponsor will establish the following required inputs and assumptions to value the securities:

•	Basis of Forward Interest Rates Used - Market based interest rate curve (observable);
•	Default Rates, Lag Time Between Default and Recovery, and Loss Given Default (Recovery) - A collateral based aggregate lifetime default, default timing and severity based on Level 3 inputs; and historical experience of the sponsor and securitizations of similar mortgage loans;
•	Prepayment Rate - Either a static prepayment rate or a prepayment curve; and
•	Discount Rates - Discount rate for each class of certificates that comprises the retained interest based on Level 3 inputs.

 1 The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all certificates issued by the issuing entity.

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These inputs are used to project future interest and principal payments of the mortgage loans, the interest and principal payments on each class of certificates, transaction fees and expenses, as well as the servicing fee.  The resulting cash flows for each security are discounted to present value based on a discount rate that reflects the credit and interest rate exposure to these cash flows, establishing the market value.

The sponsor will develop the above inputs and assumptions by considering the following factors:

•	Basis of Forward Interest Rates Used – Derived based on the observable cash market for U.S. treasuries and interest rate swaps;
•	Default Rates/Aggregate Lifetime Default — Level 3 input based on the nature of the mortgage loans and historical experience for similar mortgage loans;
•	Lag Time Between Default and Recovery – Level 3 input based on the nature of the mortgage loans and historical experience for similar mortgage loans;
•	Loss Given Default (Recovery)/Severity - Level 3 input based on the nature of the mortgage loans and historical experience for similar mortgage loans;
•	Prepayment rate — Estimated considering the composition of the assets, market forecasts of future interest rates, and the historical performance of similar securitized pools; and
•	Discount Rate(s) Applicable to the Retained Interest Cash Flows — Estimated to reflect the credit exposure to the retained cash flows. Due to the lack of an actively traded market in retained interests, the discount rate(s) will be derived using qualitative factors that consider the equity-like component of the first-loss exposure, the attachment point of the retained interest, through the detachment point of the retained interest.

The sponsor will provide the assumptions in marketing materials provided to investors, reflecting the expected market value of each certificate and the retained interest. The sponsor will recalculate the fair value of the certificates and the retained interest as of the closing date to reflect the issuance of the certificates and any changes in the methodology or inputs and assumptions described in the marketing materials. The fair value of the retained interest as a percentage of the sum of the fair value of the securitization, as well as the fair value of the retained interest as a dollar amount, will be included in a report on Form 8-K. The report on Form 8-K will also include a description of the final assumptions used to calculate the fair value and any additional disclosure required under applicable regulations.

AFFILIATIONS AND RELATED TRANSACTIONS

The seller and servicing administrator, the sponsor and the depositor are each wholly-owned subsidiaries of Redwood Trust, Inc. The seller maintains a warehouse line of credit to finance its holdings of mortgage loans with [      ], the custodian. The seller will use a portion of the proceeds of the sale of the certificates to repay outstanding debt under this warehouse line of credit. In addition, an affiliate of the seller maintains a warehouse line of credit to finance its purchase of commercial mortgage loans with [          ], the securities administrator and an affiliate of the master servicer.

[There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, the servicers, the custodian, the master servicer, the asset representations reviewer or any originator of the mortgage loans on the other hand.] In addition, the asset representations reviewer is not affiliated with any of the trustee, any servicer, the custodian, the master servicer, or any originator of the mortgage loans.

[Whether, and how, the sponsor, depositor and/or issuing entity is an affiliate of any of the following parties as well as, to the extent known and material, whether, and how, any of the following parties are affiliates of any of the other following parties, will be described, if applicable: any servicer or any other entity involved in the servicing function, including the master servicer, the custodian, the servicing administrator; any originator; any

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significant obligor contemplated by Item 1112 of Regulation AB; any enhancement or support provider contemplated by Items 1114 or 1115 of Regulation AB; and any other material party related to the offered certificates and contemplated by Item 1100(d)(1) of Regulation AB.]

[The general character of any business relationship or arrangement that is entered into outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party, apart from the establishment of the Trust and the issuance of the Certificates, between any of the parties listed in the preceding paragraph, or any affiliates of such parties, that currently exists or that existed during the past two years and that is material to an investor’s understanding of the Certificates, will be described, if applicable.]

[To the extent material, any specific relationships involving or relating to the Offered Certificates or the Mortgage Pool, including the material terms and approximate dollar amount involved, between or among any of the parties listed in the first paragraph of this section, or any affiliates of such parties, that currently exists or that existed during the past two years, will be described, if applicable.]

THE MASTER SERVICER, THE SECURITIES ADMINISTRATOR, THE CUSTODIAN AND THE SERVICERS

[Name of Servicer] will service approximately [_____]% (by stated principal balance as of the cut-off date) of the mortgage loans. [Name of Other Servicer] (together with [20% Servicer], the “servicers” and each, a “servicer”) will service approximately [_____]% (by stated principal balance as of the cut-off date) of the mortgage loans. The servicers will initially have primary responsibility for servicing the mortgage loans, directly or through subservicers, including, but not limited to, all collection, loan-level reporting obligations, maintenance of escrow accounts, maintenance of insurance and enforcement of foreclosure proceedings with respect to the mortgage loans and related mortgaged properties. [20% Servicer] is or will be the servicer of mortgage loans originated by [__________], [__________], and all of the other originators except for [20% Originator/Servicer]. With respect to approximately [_____]% of the mortgage loans by stated principal balance as of the cut-off date, the transfer of the servicing of such mortgage loans to [20% Servicer] from the related originators is scheduled to occur on [    ], after the closing date.

No assurance can be given that the loss and delinquency experience of the mortgage loans included in the mortgage pool, including the mortgage loans serviced by [20% Servicer], will be similar to the mortgage loan loss and delinquency experience described herein.

[Name of Securities Administrator]

[Securities Administrator] will act as securities administrator under the pooling and servicing agreement. [Securities Administrator] is a leading provider of corporate trust services offering a full range of agency, fiduciary, tender and exchange, depositary and escrow services. As of [   ], [Securities Administrator managed in excess of $[    ] in fixed income and equity investments on behalf of approximately [   ] corporations worldwide. Since [    ], Securities Administrator has provided trustee and securities administrator services for asset-backed securities containing pool assets consisting of airplane leases, auto loans and leases, boat loans, commercial loans, commodities, credit cards, durable goods, equipment leases, foreign securities, funding agreement backed note programs, truck loans, utilities, student loans and commercial and residential mortgages. As of [    ], [Securities Administrator] acts as trustee, securities administrator and/or paying agent for approximately [    ] various residential mortgage-backed transactions.

Under the terms of the pooling and servicing agreement, [Securities Administrator] is responsible for securities administration, which includes pool performance calculations, distribution calculations and the preparation of monthly distribution reports. As securities administrator, [Securities Administrator] is responsible for the preparation and filing of all REMIC tax returns on behalf of the issuing entity and the preparation of monthly reports on Form 10-D, certain current reports on Form 8-K and annual reports on Form 10-K that are required to be filed with the Securities and Exchange Commission on behalf of the issuing entity.

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At the date of this prospectus, there were no material pending legal proceedings to which [Securities Administrator] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [Securities Administrator], in each case that is material to holders of certificates.

Neither the [Securities Administrator] nor any its affiliates will purchase any interest in the certificates [other than: ], nor have any of such entities entered into any hedge materially related to the securities.

[Name of Master Servicer]

[Name of Master Servicer] will act as master servicer under the pooling and servicing agreement.

The master servicer is responsible for the aggregation of monthly servicer reports and remittances. In particular, the master servicer independently calculates monthly loan balances based on servicer data, compares its results to servicer loan-level reports and reconciles any discrepancies with the servicers. In addition, upon the failure of any servicer to make a required advance of delinquent monthly payments on the mortgage loans, the master servicer will be required to make such advance to the extent that the master servicer determines such advance is recoverable from subsequent payments or recoveries on the related mortgage loan.

[Master Servicer] has been engaged in the business of master servicing since [   ]. As of [     ], [Master Servicer] was acting as master servicer for approximately [   ] series of residential mortgage-backed securities with an aggregate outstanding principal balance of approximately $[   ] billion.

At the date of this prospectus, there were no material pending legal proceedings to which [Master Servicer] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [     ], in each case that is material to holders of certificates.

Neither the [Master Servicer] nor any its affiliates will purchase any interest in the certificates [other than: ], nor have any of such entities entered into any hedge materially related to the securities.

[Name of Custodian]

[Custodian] will act as custodian under the custodial agreement. [Custodian] is a [national banking association]. [Custodian] maintains principal corporate trust offices located at [        ].

[Custodian] serves or may have served within the past two years as loan file custodian for various mortgage loans owned by the sponsor or an affiliate of the sponsor and anticipates that one or more of those mortgage loans may be included in the assets of the issuing entity. The terms of any custodial agreement under which those services are provided by [custodian] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.

[Custodian] is acting as custodian of the mortgage files pursuant to the custodial agreement. In that capacity, [Custodian] is responsible to hold and safeguard the related mortgage notes and other contents of the mortgage files on behalf of the trustee and the certificateholders. [Custodian] maintains each mortgage file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor. [Custodian] has been engaged in the mortgage document custody business for more than 25 years.

At the date of this prospectus, there were no material pending legal proceedings to which [Custodian] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [Custodian], in each case that is material to holders of certificates.

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Neither the [Custodian] nor any its affiliates will purchase any interest in the certificates [other than: ], nor have any of such entities entered into any hedge materially related to the securities.

[20% Servicer]

[20% Servicer] is a [         ] formed in [   ]. Its corporate headquarters is located at [   ], telephone number [    ].

[20% Servicer] has been servicing and subservicing mortgage loans since [   ]. It is primarily engaged in servicing and subservicing mortgage loans for approximately [    ] clients that include banks, thrifts, credit unions, mortgage companies and agencies. [20% Servicer] is an approved seller/servicer in good standing with Ginnie Mae (GNMA), Fannie Mae, Freddie Mac, the Federal Housing Administration (FHA), the Federal Home Loan Bank (FHLB), Veterans Administration (VA), and many state housing agencies. As of [   ], [20% Servicer] serviced or subserviced approximately [   ] loans with an aggregate principal balance of $[    ] consisting of conventional, FHA and VA loans, for approximately [   ] investors in all 50 states, the District of Columbia, Puerto Rico, and the Virgin Islands.

The table below captioned “[20% Servicer]—Delinquency and Foreclosure Experience—Residential Mortgage Portfolio Serviced” shows current and historical delinquency and foreclosure information for [20% Servicer]’s servicing portfolio.

Servicing and subservicing includes collecting and remitting loan payments, administering escrow funds for the payment of real estate taxes and insurance premiums, contacting delinquent mortgagors, supervising foreclosures in the event of non-remedied defaults, and generally administering the loans.

More specifically, [20% Servicer]’s subservicing activities include:

(1)          setting up and maintaining new loan production on [20% Servicer]’s servicing system, and testing the validity and accuracy of designated data elements;

(2)          transferring loan data from a bulk transferee’s servicing system to [20% Servicer]’s servicing system and verifying the quality of the data;

(3)          data integrity review of designated data elements for all loans added to [20% Servicer]’s servicing system;

(4)          processing payments, depositing checks received within two business days into a clearing account and clearing check disbursements, reconciling funds received and transactions posted in [20% Servicer]’s servicing system, processing pay-off transactions, and related satisfactions;

(5)          monitoring loans with delinquent payments, collecting funds on loans that are delinquent, conducting loss mitigation activities, including arranging repayment plans, arranging to lift stays or take other action in bankruptcy proceedings involving borrowers, administering foreclosures, making insurance or other claims against insurance companies, sureties or other guarantors and REO processing and management;

(6)          processing activity related to the payment of taxes and insurance and other items escrowed pursuant to the applicable documents;

(7)          answering borrower inquiries received and performing needed research in connection with such inquiries, managing the escrow analysis function to determine appropriate escrow amounts and preparation of required reporting to borrowers;

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(8)          remitting funds to the master servicer or when applicable, to other appropriate parties and reviewing the accuracy and completeness of investor reports, and coordinating conversion of new investor records set up;

(9)          confirming that all loans, where required, are covered under tax service contracts and flood determination contracts; and

(10)        transferring data when loans or servicing is transferred and coordinating the various notices, transfer of records and reconciliations, and managing interim loan servicing function and processing loan modifications.

[20% Servicer] has implemented comprehensive controls and technologies to preserve confidentiality of borrowers’ nonpublic personal financial information.

[20% Servicer] has assigned compliance personnel within its Default Department that keep up with on-going federal and state regulatory, as well as investor, changes. [20% Servicer] meets or exceeds Fannie Mae’s and Freddie Mac’s requirements for mortgage servicing and delinquency management.

[20% Servicer] provides opportunities to borrowers who are experiencing financial difficulties through various resolution programs, thus avoiding circumstances that are more serious to both the borrowers and the investors. [20% Servicer]’s Collection Department is structured to make and/or attempt contact throughout a borrower’s delinquency via phone calls and/or letters. Through use of specific calling campaigns, calls are directed to collection representatives in an attempt to contact delinquent borrowers according to specific service levels established between [20% Servicer] and its clients. [20% Servicer] follows Fannie Mae guidelines in the absence of other agreed upon guidelines for all collection practices

The table below sets forth certain information with respect to [20% Servicer]’s total residential mortgage portfolio serviced and delinquency and foreclosure experience.

The following tables set forth the delinquency and foreclosure experience of residential mortgage loans serviced by [20% Servicer] on behalf of securitization trusts and third parties for whom [20% Servicer] is servicing similar mortgage loan products, as of the certain dates indicated. There can be no assurance, and no representation is made, that the delinquency and foreclosure experience with respect to the mortgage loans will be similar to that reflected in the tables below, nor is any representation made as to the rate at which losses may be experienced on liquidation of defaulted mortgage loans. In addition, because the delinquency and foreclosure experience of the mortgage loans in the tables below only reflects such experience as of the end of the previous [   ] calendar quarters, such data may not be reflective of the delinquency and foreclosure experience of the mortgage loans to be expected over an extended period of time. Accordingly, the information should not be considered to reflect the credit quality of the mortgage loans, or as a basis for assessing the likelihood, amount or severity of losses on the mortgage loans.

The actual loss and delinquency experience on the mortgage loans will depend, among other things, upon the value of the real estate securing such mortgage loans, interest rates, economic conditions and the ability of borrowers to make required payments.

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[20% Servicer] – Delinquency & Foreclosure Experience – Residential Mortgage Portfolio Serviced
	As of December 31, 201[ ]		As of December 31, 201[ ]		As of December 31, 201[ ]		As of [ ]
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance

Total Portfolio

A] PAST DUE LOANS
Period of Delinquency
30 days
Percent Delinquent

60 days.
Percent Delinquent

90 days.
Percent Delinquent
Total Delinquencies

Total Past Due by Percentage of Total Portfolio

B] Foreclosure
Bankruptcy
Total Foreclosure’s and Bankruptcies

Real Estate Owned

Percent of Total Portfolio in Foreclosure or Bankruptcy

Total Delinquent [Past Due + FCL]

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Legal Proceedings

At the date of this prospectus, there were no material pending legal proceedings to which [20% Servicer] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [20% Servicer], in each case that is material to holders of certificates.

No Retained Interest or Hedge

Neither the [20% Servicer] nor any its affiliates will purchase any interest in the certificates [other than: ], nor have any of such entities entered into any hedge materially related to the securities.

ADMINISTRATION OF THE ISSUING ENTITY

Servicing and Administrative Responsibilities

The servicers, the servicing administrator, the master servicer, the securities administrator, the trustee and the custodian will have the following responsibilities with respect to the issuing entity:

Servicers. Performing the servicing functions with respect to the mortgage loans and the mortgaged properties in accordance with the provisions of the applicable servicing agreement, including, but not limited to:

•	collecting monthly remittances of principal and interest on the mortgage loans from the related borrowers, depositing such amounts (net of the related servicing fees) in the applicable custodial account, and delivering all amounts on deposit in the applicable custodial account to the securities administrator for deposit in the distribution account on the Servicer Remittance Date;

•	collecting amounts in respect of taxes and insurance from the related borrowers for mortgage loans subject to escrows, depositing such amounts in the related escrow account, and paying such amounts to the related taxing authorities and insurance providers, as applicable;

•	funding monthly advances with respect to delinquent payments of principal and interest on the mortgage loans that are not 120 days or more delinquent, to the extent the servicer believes these monthly advances will be recoverable, provided that for mortgage loans serviced by [20% Servicer], such monthly advances will be funded by the servicing administrator rather than [20% Servicer];

•	funding servicing advances in respect of reasonable and customary “out of pocket” costs and expenses, provided that for mortgage loans serviced by [20% Servicer], such servicing advances will be funded by the servicing administrator rather than [20% Servicer];

•	providing monthly loan-level reports to the securities administrator;

•	maintaining certain insurance policies relating to the mortgage loans; and

•	initiating foreclosure proceedings and other methods of default resolution.

We refer you to “The Agreements—Mortgage Loan Servicing” below.

Servicing Administrator. Performing certain functions with respect to the mortgage loans serviced by [20% Servicer], for which such servicing administrator acts as servicing administrator, which include:

•	funding servicing advances and advances of delinquent scheduled interest and principal payments on

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the mortgage loans that are not 120 days or more delinquent, to the extent the servicing administrator believes these monthly advances will be recoverable;

•	paying prepayment interest shortfalls, up to the amount of the aggregate of [20% Servicer]’s servicing fee and the servicing administrator fee for the related month;

•	paying termination fees to [20% Servicer] if the servicing administrator elects to terminate [20% Servicer] as a servicer absent an event of default and appointing a successor, with the consent of the master servicer; and

•	having the authority to remove [20% Servicer] as servicer if [20% Servicer] defaults in its servicing obligations and appointing a successor servicer, with the consent of the master servicer.

Master Servicer. Performing the master servicing functions in accordance with the provisions of the pooling and servicing agreement, including but not limited to:

•	gathering the monthly loan-level reports delivered by the servicers and providing a comprehensive loan-level report to the securities administrator with respect to the mortgage loans;

•	collecting monthly remittances from the servicers for deposit in the master servicer collection account for transfer by the master servicer to the distribution account;

•	upon the failure of a servicer (other than [20% Servicer]) or the servicing administrator to fund advances with respect to a mortgage loan in accordance with the related servicing agreement, funding those monthly advances, to the extent provided in the pooling and servicing agreement; and

•	upon the failure of a servicer (other than [20% Servicer]) or the servicing administrator to pay prepayment interest shortfalls as required by the pooling agreement, paying such shortfalls, up to the amount of the master servicing fee for the related period. The amount of such prepayment interest shortfall payments required by a servicer or the servicing administrator will not exceed, in the case of a servicer other than [20% Servicer], the applicable servicing fees payable to the servicer for the related due period or, in the case of the servicing administrator, the aggregate of [20% Servicer]’s servicing fee and the servicing administrator fee for the related due period. In such cases when the amount of such prepayment interest shortfall payments required by a servicer or the servicing administrator is insufficient to cover the shortfall in interest payments on the certificates, and a servicer and servicing administrator have made the required payments under the pooling agreement, the master servicer will not be required to make any payments related to such prepayment interest shortfalls.

We refer you to “The Agreements—Mortgage Loan Servicing” below.

Securities Administrator. Performing the securities administrator functions in accordance with the provisions of the pooling and servicing agreement, including but not limited to:

•	acting as authentication agent, calculation agent, paying agent and certificate registrar with respect to the certificates;

•	receiving the monthly remittances from the servicers deposited in the master servicer collection account, depositing them in the distribution account and distributing all amounts on deposit in the distribution account to the certificateholders, in accordance with the priorities described under “Description of the Certificates—Priority of Distributions and Allocation of Shortfalls” on each distribution date;

•	preparing and distributing to certificateholders the monthly distribution date statement based on mortgage loan data provided by the servicers and the master servicer;

•	preparing and filing periodic reports with the SEC on behalf of the issuing entity with respect to the certificates;

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•	preparing and distributing, upon request, annual investor reports necessary to enable certificateholders to prepare their tax returns; and

•	preparing and filing annual federal and (if required) state tax returns on behalf of the issuing entity.

We refer you to “The Agreements—Reports to Certificateholders” below.

Trustee. Performing the trustee functions in accordance with the provisions of the pooling and servicing agreement, including but not limited to:

•	after an Event of Default has occurred of which a responsible officer of the trustee has actual knowledge, giving written notice thereof to the master servicer and the rating agencies;

•	after an Event of Default has occurred of which a responsible officer of the trustee has actual knowledge, until a successor master servicer is appointed, acting as successor master servicer in the event the master servicer resigns or is removed by the trustee; and

•	in certain circumstances as described herein, pursuing an action against an originator in respect of an alleged breach of a representation and warranty, or against the seller if the seller has an obligation to cure a breach, or repurchase or substitute for or make an indemnification payment with respect to a mortgage loan as described herein; and

•	filing certain current reports with the SEC on behalf of the issuing entity with respect to the certificates.

We refer you to “The Agreements—Reports to Certificateholders” and “—Representations and Warranties” below.

Custodian. Performing the custodial functions in accordance with the provisions of the custodial agreement, including but not limited to holding and maintaining the mortgage loan documents related to the mortgage loans on behalf of the trustee.

We refer you to “The Agreements—The Custodial Agreement” below.

Issuing Entity Accounts

All amounts in respect of principal and interest received from the borrowers or other recoveries in respect of the mortgage loans will, at all times before payment thereof to the certificateholders, be deposited in the applicable custodial account and the distribution account (collectively, the “issuing entity accounts”). Each custodial account will be established in the name of the applicable servicer in trust, or as trustee and/or bailee, for the trustee as trustee of the trust, the master servicer collection account will be established at a depository institution satisfying the requirements of the rating agencies and the distribution account will be established in the name of the securities administrator in trust for the benefit of the certificateholders. Funds on deposit in the issuing entity accounts will be invested in eligible investments. The issuing entity accounts will be established by the applicable parties listed below, and any investment income earned on each issuing entity account will be retained or distributed as follows:

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Issuing Entity Account	Responsible Party:	Application of any Investment Earnings:

Custodial Account	Servicers	Any investment earnings (net of any losses realized) will be paid as compensation to the servicers and will not be available for payments to certificateholders.

Master Servicer Collection Account	Master Servicer	Any investment earnings (net of any losses realized) will be paid as compensation to the master servicer and will not be available for payments to certificateholders.

Distribution Account	Securities Administrator	Any investment earnings (net of any losses realized) will be paid as compensation to the securities administrator and will not be available for payments to certificateholders.

If funds deposited in a custodial account, the master servicer collection account or the distribution account are invested by the responsible party identified in the table above, the amount of any net losses incurred in respect of any such investments will be deposited in the related issuing entity account by such responsible party, out of its own funds, without any right of reimbursement therefor.

Example of Payments

The following sets forth an example of collection of payments from borrowers on the mortgage loans, transfers of amounts among the issuing entity accounts and payments on the certificates for the distribution date in [    ] 2017:

[ ] 2 through [ ] 1	Due Period:	Payments due during the related Due Period ([ ] 2 through [ ] 1) from borrowers will be deposited in each servicer’s custodial account as received and will include scheduled principal and interest payments due during the related Due Period.

[ ] 1 through [ ] 31 (for mortgage loans serviced by [20% Originator/Servicer] and for partial prepayments on mortgage loans serviced by [20% Servicer]) or [ ] 15 through [ ] 14 (for full prepayments on mortgage loans serviced by [20% Servicer])	Prepayment Period for partial and full prepayments received from mortgage loans:	Partial principal prepayments and principal prepayments in full received by each servicer during the related Prepayment Period ([ ] 1 through [ ] 31, for mortgage loans serviced by [20% Originator/Servicer] and for partial principal prepayments on mortgage loans serviced by [20% Servicer] or [ ] 15 through [ ] 14, for full principal prepayments on mortgage loans serviced by [20% Servicer]) will be deposited into each servicer’s custodial account for remittance to the securities administrator on the servicer remittance date ([ ] 19, for mortgage loans serviced by [20% Originator/Servicer] and [ ] 19, for mortgage loans serviced by [20% Servicer]). For full principal prepayments on the mortgage loans serviced by [20% Servicer] and the distribution date in [ ] 2017, the Prepayment Period will be the period commencing on [ ] 1, 2017 through [ ] 14, 2017.

[ ] 31	Record Date:	Distributions will be made to certificateholders of record for all classes of certificates as of the last business day of the calendar month preceding the month of the related distribution date.

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[ ] 19 (for mortgage loans serviced by [20% Originator/Servicer]) or [ ] 20 (for mortgage loans serviced by [20% Servicer])	Servicer Remittance Date:	[20% Originator/Servicer] will remit collections and recoveries in respect of the mortgage loans to the master servicer for deposit into the master servicer collection account on or prior to the 18th day of each month (or if the 18th day is not a business day, the next business day). [20% Servicer] will remit collections and recoveries in respect of the mortgage loans to the master servicer for deposit into the master servicer collection account on or prior to the 20th day of each month (or if the 20th day is not a business day, the immediately preceding business day).

[ ] 23	Master Servicer Remittance Date	The Master Servicer will remit the collections and recoveries it receives from the Servicers to the securities administrator for deposit into the distribution account the Business Day prior to the Distribution Date.

[ ] 26	Distribution Date:	On the 25th day of each month (or if the 25th day is not a business day, the next business day), the securities administrator will make payments from amounts on deposit in the distribution account to certificateholders.

Succeeding months follow the same pattern.

THE AGREEMENTS

General

The following summary describes certain terms of the “pooling and servicing agreement,” the mortgage loan purchase agreement, the purchase agreements, the servicing agreements and the custodial agreement. In addition, certain obligations of the asset representations reviewer under the pooling and servicing agreement are described under the caption “Duties of the Asset Representations Reviewer.” The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the agreements.

The certificates will be issued pursuant to the pooling and servicing agreement, dated as of [    ] 1, 2017, among the depositor, the master servicer, the securities administrator, the asset representations reviewer and the trustee. Certificates in certificated form will be transferable and exchangeable at the corporate trust office of the securities administrator, which will also serve as certificate registrar and paying agent. The securities administrator will provide to a prospective or actual certificateholder, without charge, on written request, an electronic copy (without exhibits) of the pooling and servicing agreement. Requests should be addressed to [             ], Attention: Client Manager – Sequoia Mortgage Trust 2017-[   ].

Assignment of the Mortgage Loans

Under the mortgage loan purchase agreement, Redwood Residential Acquisition Corporation, as seller, will sell the mortgage loans to the depositor. Pursuant to the pooling and servicing agreement, on the closing date the depositor will sell, transfer, assign, set over and otherwise convey without recourse to the trustee all of its right, title and interest to the mortgage loans. Under the purchase agreements, the originators have made certain representations, warranties and covenants relating to, among other things, certain characteristics of the mortgage loans. The representations and warranties of the originators under the purchase agreements will include the representations and warranties set forth under “—Representations and Warranties” below and will be assigned to the depositor and then to the trustee pursuant to the assignment, assumption and recognition agreements and the assignment of representations and warranties agreements. Subject to the limitations described below, the originator under the applicable purchase agreement will be obligated as described herein to cure, repurchase, substitute a similar mortgage loan for or make an indemnification payment with respect to any mortgage loan as to which there has been an uncured breach of any such representation or warranty that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan.

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Under the mortgage loan purchase agreement, Redwood Residential Acquisition Corporation will be obligated as described herein to cure the breach, or repurchase or substitute for any mortgage loan as to which there has been an uncured breach of representations or warranties made by the originators other than [Exception Originator] that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan, but only if such originator is unable to cure such breach or repurchase or substitute for such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence.

The representations and warranties regarding the characteristics of each mortgage loan that were made by the respective originator and assigned to the trustee were made by the originator as of the date on which the originator sold that mortgage loan.  The dates of sale range between zero and [     ] months prior to the closing date.  It is possible that some representations and warranties that were true and correct on the date a mortgage loan was sold by the originator are not true and correct as of the closing date.  The seller will agree to cure a breach or repurchase from the trust fund any mortgage loan as to which a representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan.  Other than as described in the preceding paragraph, the seller generally will not repurchase any mortgage loan or provide any remedy with respect to any breach of a representation and warranty as of the date made by the originator.

Pursuant to the pooling and servicing agreement, the assignment, assumption and recognition agreements and the assignment of representations and warranties agreements, the trustee on behalf of the certificateholders will have the right to enforce the obligation of the originators under the purchase agreements to cure, repurchase or substitute for or make an indemnification payment with respect to a mortgage loan. The obligations of the originators under the purchase agreements that are assigned to the trustee for the benefit of the certificateholders are limited to the obligation to repurchase, substitute for or make an indemnification payment with respect to defective mortgage loans. Pursuant to the pooling and servicing agreement, the trustee will also have the right to enforce the obligation of the seller, if any, under the mortgage loan purchase agreement to cure the breach, or repurchase or substitute for a mortgage loan for which a breach has occurred. In addition, if a repurchase request dispute has not been resolved within 180 days of the date of the repurchase request, either the trustee or any certificateholder may direct the dispute to arbitration or mediation. See “The Agreements—Enforcement of Representations and Warranties and Dispute Resolution” and “Duties of the Asset Representations Reviewer.”

In connection with such transfer and assignment of the mortgage loans, pursuant to a custodial agreement dated as of [   ] 1, 2017, among the depositor, the seller, the master servicer, the trustee and the custodian, the depositor will deliver or cause to be delivered to [Custodian], as custodian, on behalf of the trustee, among other things, the original promissory note, or mortgage note, (and any modification or amendment thereto) endorsed in blank without recourse, the original instrument creating a first lien on the related mortgaged property, or mortgage, with evidence of recording indicated thereon, an assignment in recordable form of the mortgage for each non-MERS mortgage loan, the title policy with respect to the related mortgaged property and, if applicable, all recorded intervening assignments of the mortgage and any riders or modifications to such mortgage note and mortgage, except for any such document not returned from the public recording office, which is required to be delivered by the originators under the servicing agreements to the trustee or custodian as soon as the same is available. These documents are referred to, collectively, as the mortgage loan documents.

With respect to mortgage loans that are not recorded in the name of MERS, assignments of the mortgage loans to the trustee (or its nominee) will be recorded by the depositor in the appropriate public office for real property records. With respect to mortgage loans that are recorded in the name of MERS, the depositor will cause the trustee (or its nominee) to be recorded as the beneficial owner of the mortgage loans pursuant to the MERS rules for electronically tracking changes in ownership rights.

With respect to mortgage loans that are recorded in the name of MERS, if a monthly payment has not been received within 60 days of its due date, a court of competent jurisdiction in a particular state rules that MERS is not an appropriate system for transferring ownership of mortgage loans in that state, or MERS goes into bankruptcy or becomes the subject of a receivership or conservatorship, each servicer of an affected mortgage loan

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will prepare and submit an assignment to remove the mortgage loan from MERS within fifteen business days of the occurrence of such event.

The custodian will review the mortgage loan documents with respect to a mortgage loan generally within one business day of the later of its receipt of the mortgage loan documents or the mortgage loan schedule. If an originator does not cure any material defect or omission in the mortgage loan documents within the applicable cure period, it will be required to repurchase the mortgage loan. In the case of documents that are required to be recorded, such as an original mortgage or an original assignment of mortgage, the originator is permitted to deliver a copy of that document pending return of the original or a file stamped copy from the recording office.  If the recorded documents are not returned from the recording office within approximately one year after the date that the originator sold the mortgage loan to the seller, the trustee may, but is not obligated to, request the originator to repurchase the mortgage loan.

In lieu of repurchasing a mortgage loan as provided above, during the period that ends two years after the date the seller acquired such mortgage loan, in some cases the originator may remove that mortgage loan, or a deleted mortgage loan, from the trust fund and substitute in its place another mortgage loan, or a replacement mortgage loan. Any replacement mortgage loan generally will, on the date of substitution, among other characteristics set forth in the related servicing agreement, (i) have a principal balance, after deduction of all scheduled payments due in the month of substitution (or in the case of a substitution of more than one mortgage loan for a deleted mortgage loan, an aggregate principal balance), not in excess of the stated principal balance of the deleted mortgage loan, (ii) have a mortgage rate not less than and not more than one percentage point greater than that of the deleted mortgage loan, (iii) have a remaining term to maturity not greater than (and not more than one year less than) that of the deleted mortgage loan, (iv) have a loan-to-value ratio at origination no greater than that of the deleted mortgage loan and (vi) be in material compliance with all of the representations and warranties set forth in the related servicing agreement as of the date of substitution. This cure, repurchase or substitution obligation constitutes the sole remedy available to certificateholders or the trustee for omission of, or a material defect in, a mortgage loan document.

Representations and Warranties

Except as described below, the representations and warranties made by each originator with respect to each mortgage loan sold by it include the representations and warranties in substantially the following form:

•	Each mortgage file contains a written appraisal prepared by an appraiser licensed or certified by the applicable governmental body in which the mortgaged property is located and in accordance with the applicable requirements of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended. The appraisal was written, in form and substance, to (i) customary Fannie Mae or Freddie Mac standards or forms for mortgage loans of the same type as the related mortgage loans and (ii) Uniform Standards of Professional Appraisal Practice standards, and satisfies applicable legal and regulatory requirements. The appraisal was made and signed prior to the final approval of the mortgage loan application. The person performing any property valuation (including an appraiser) received no benefit from, and that person’s compensation or flow of business from the originator was not affected by, the approval or disapproval of the mortgage loan. The selection of the person performing the property valuation was made independently of the broker (where applicable) and the originator’s loan sales and loan production personnel. The selection of the appraiser met the criteria of Fannie Mae and Freddie Mac for selecting an independent appraiser.

•	With respect to each mortgage loan, the originator verified the borrower’s income, employment, and assets and employed procedures designed to authenticate the documentation supporting the income, employment and assets in accordance with its written underwriting guidelines. This verification may include the transcripts received from the Internal Revenue Service pursuant to a filing of IRS Form 4506-T and, in some cases, may include public and/or commercially available information acceptable to the purchaser.

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•	The originator has given due consideration to factors, including but not limited to, other real estate owned by a borrower, commuting distance to work, appraiser comments and notes, the location of the property and any difference between the mailing address active in the servicing system and the subject property address to evaluate whether the occupancy status of the property as represented by the borrower is reasonable.

•	The information set forth in the mortgage loan schedule is true and correct in all material respects.

•	With respect to each mortgage loan originated by [___________] and certain other originators, no fraud, error, omission, misrepresentation, negligence or similar occurrence with respect to the mortgage loan has taken place on the part of the mortgagor, the seller or any other person, including, without limitation, any appraiser, title company, closing or settlement agent, realtor, builder or developer or any other party involved in the origination or sale of the mortgage loan or the sale of the mortgaged property, that would impair in any way the rights of the purchaser in the mortgage loan or mortgaged property or that violated applicable law.

•	With respect to each mortgage loan originated by certain other originators, no fraud, material misrepresentation or negligence has taken place in connection with the origination or servicing of the mortgage loan on the part of (1) the originator, (2) the borrower, (3) any broker or correspondent, (4) any appraiser, escrow agent, closing attorney or title company involved in the origination of the mortgage loan or (5) the servicer.

•	Each mortgage loan either (i) was underwritten in substantial conformance with the originator’s underwriting guidelines in effect at the time of origination without regard to any underwriter discretion except as may be permitted by applicable underwriting guidelines or (ii) if not underwritten in conformance with the originator’s underwriting guidelines, has reasonable and documented compensating factors. The methodology used in underwriting the extension of credit for the mortgage loan includes objective mathematical principles that relate to the relationship between the borrower’s income, assets and liabilities and the proposed payment.

•	Each mortgage loan at the time it was made complied in all material respects with applicable local, state and federal predatory and abusive lending laws.

•	Each mortgage loan at the time of origination complied in all material respects with applicable state and federal laws including truth in lending, real estate settlement procedures, consumer credit protection, equal credit opportunity and disclosure laws applicable to the mortgage loan.

•	None of the mortgage loans are high-cost as defined by the applicable local, state and federal predatory and abusive lending laws.

•	Any and all requirements of any federal, state or local law including, without limitation, usury, truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity, or disclosure laws applicable to the mortgage loans at origination have been complied with in all material respects or any such noncompliance was cured subsequent to origination as permitted by applicable law.

•	Immediately prior to the sale of the mortgage loan pursuant to the mortgage loan purchase and sale agreement, the seller was a sole owner and holder of the mortgage loan. The mortgage loan is not assigned or pledged, and the seller has good and marketable title thereto, and has full right to transfer and sell the mortgage loan to the depositor free and clear of any encumbrance, equity, lien, pledge, charge, claim or security interest not specifically set forth in the related mortgage loan schedule and has full right and authority subject to no interest or participation of, or agreement with, any other party, to sell and assign the mortgage loan pursuant to the terms of the mortgage loan purchase and sale agreement.

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•	The mortgage is a valid, subsisting, enforceable and perfected first lien on the mortgaged property (subject, as to enforceability, to bankruptcy and other creditor rights laws), including all improvements on the mortgaged property, subject only to (i) the lien of non-delinquent current real property taxes and assessments not yet due and payable; (ii) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording which are acceptable to mortgage lending institutions generally and either (A) which are referred to or otherwise considered in the appraisal made for the originator of the mortgage loan or (B) which do not adversely affect the appraised value (as evidenced by an appraisal referred to in such definition) of the mortgaged property; and (iii) other matters to which like properties are commonly subject that do not materially interfere with the benefits of the security intended to be provided by the mortgage or the use, enjoyment, value or marketability of the related mortgaged property.

•	All taxes and government assessments which previously became due and owing have been paid by the borrower, or escrow funds from the borrower have been established to pay any such items.

•	Each mortgaged property is undamaged by waste, vandalism, fire, hurricane, earthquake or other casualty adversely affecting the value of the mortgaged property.

•	The mortgage note and the related mortgage are genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or similar laws.

•	Each mortgage loan secured by a first priority mortgage, other than any mortgage loan secured by a mortgaged property located in any jurisdiction as to which an opinion of counsel in lieu of title insurance is instead received, is covered by an ALTA lender’s title insurance policy or other form of policy or insurance generally acceptable to Fannie Mae or Freddie Mac, issued by a title insurer acceptable to Fannie Mae or Freddie Mac and qualified to do business in the jurisdiction where the mortgaged property is located.

•	All hazard insurance required under the mortgage loan sale agreement has been obtained and remains in full force and effect.

•	As of the closing date, there is no default, breach, violation or event of acceleration existing under the mortgage or the mortgage note and no event which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a default, breach, violation or event permitting acceleration, and the seller and its affiliates have not waived any default, breach, violation or event permitting acceleration.

•	Each mortgage loan is a “qualified mortgage” within Section 860G(a)(3) of the Code.

•	All payments due on each mortgage loan have been made and no mortgage loan was more than 30 days past due more than once in the preceding 12 months and any such delinquency did not exceed one payment.

•	There is no offset, defense, counterclaim to any mortgage note, except as stated in the mortgage loan purchase and sale agreement.

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Enforcement of Representations and Warranties and Dispute Resolution

If the originator under a purchase agreement cannot cure a breach of a representation and warranty made by it, which breach materially and adversely affects the value of, or the interest of the certificateholders in, that mortgage loan, within 90 days of the originator’s discovery or receipt of notice of that breach, then such originator will be obligated to repurchase or substitute a replacement mortgage loan for the mortgage loan or, in some cases, make an indemnification payment in the amount of the reduction in value resulting from such breach. This cure, repurchase, substitution or indemnification obligation constitutes the sole remedy available to certificateholders or the trustee for these breaches. Neither the seller nor the depositor has any obligation to cure a breach or repurchase or substitute for a mortgage loan if the originator fails to do so, except to the extent set forth in the following paragraph.

As of the closing date, the seller and the depositor will each represent and warrant that immediately prior to its transfer of the mortgage loans, it will own and have good and marketable title to the mortgage loans free and clear of any lien, claim or encumbrance of any person. If the seller cannot cure a breach of its representation or warranty within 90 days of the seller’s discovery or receipt of notice of that breach, then the trustee will enforce the seller’s obligation under the mortgage loan purchase agreement to repurchase or substitute for that mortgage loan. This representation and warranty is the only representation and warranty concerning the mortgage loans made by the depositor and one of a limited number of representations and warranties concerning the mortgage loans made by the seller; all other representations and warranties concerning the mortgage loans are made only by the originators. However, the seller will be obligated to cure the breach, or repurchase from the trustee any mortgage loan as to which a representation and warranty made by an originator was true and correct as of the date made by such originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. In addition, with respect to representations and warranties made by each originator other than [Exception Originator], if such originator is obligated to cure a breach, repurchase or substitute for or make an indemnification payment with respect to a mortgage loan because of a breach of any such representation and warranty but is unable to do because it is subject to a bankruptcy or insolvency proceeding or no longer in existence, the seller will be obligated to cure the breach, or repurchase or substitute for such mortgage loan under the mortgage loan purchase agreement. With respect to any mortgage loan originated by [Exception Originator], neither the seller nor the depositor will have this obligation to cure a breach, repurchase or substitute a replacement mortgage loan for such mortgage loan if [Exception Originator] fails to do so.

Pursuant to the purchase agreements, the assignment, assumption and recognition agreements, the assignment of representations and warranties agreements and the pooling and servicing agreement, the trustee will enforce the obligations of the originators under the purchase agreements to cure any breach of a representation and warranty which materially and adversely affects the value of, or the interest of the certificateholders in, any mortgage loan, or to repurchase, substitute for or make an indemnification payment with respect to, such mortgage loan if such breach is not cured.

In addition, under the pooling and servicing agreement, a certificateholder will have a right to direct the trustee to pursue an alleged breach of a representation and warranty made by an originator or the seller by delivering written notice to the trustee specifying the alleged breach of a representation or warranty and the mortgage loan or mortgage loans as to which such breach has occurred. The trustee will be required to forward such notice to the applicable originator or the seller, and if any dispute over such alleged breach is not resolved in 180 days, the certificateholder will have the right to direct the dispute to mediation or arbitration as described in the next paragraph. Any such notice should be sent to: [name and address of trustee] [Attention: Sequoia Mortgage Trust Series [   ] Repurchase Requests. If a certificateholder is not a record holder of certificates, the trustee will require such certificateholder to provide a written certification that it is a beneficial owner of certificates and one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or similar document.

Pursuant to the purchase agreements, the assignment, assumption and recognition agreements, the assignment of representations and warranties agreements, the mortgage loan purchase agreement and the pooling and servicing agreement, if an allegation of a breach of a representation or warranty is not resolved to the

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satisfaction of the party pursuing an action and the applicable originator or the seller, as the case may be, by the end of the 180 day period beginning when notice of the repurchase request is received, then the trustee or a certificateholder may compel the applicable originator or the seller to resolve the dispute through arbitration or mediation. Arbitration will be conducted in accordance with the rules of the American Arbitration Association. The arbitrator will determine the allocation of any expenses relating to the arbitration proceeding. If the dispute is resolved through mediation, the parties will mutually agree on the allocation of the expenses incurred.

There can be no assurance that the procedures described above will be adequate to identify all breaches of representations and warranties or to enforce the obligations of an originator or the seller to cure a breach, or to repurchase or substitute for or make an indemnification payment with respect to a mortgage loan if such breach is not cured. In addition, any actions to enforce a breach of a representation or warranty may be limited by the applicable statute of limitations. See “Risk Factors—Actions to Enforce Breaches of Representations and Warranties Relating to Mortgage Loan Characteristics May Take a Significant Amount of Time or Cause Delays or Reductions in the Amount of Payments Made to Certificateholders and May Become Barred by the Statute of Limitations.”

Status of the Mortgage Loans and Related Assets in the Event of Insolvency of the Seller

Each transfer of a mortgage loan to the seller, from the seller to the depositor and from the depositor to the issuing entity, will have been intended to be an absolute and unconditional sale of such mortgage loan.  However, in the event of bankruptcy or insolvency of a prior owner of a mortgage loan, a trustee in bankruptcy or a receiver or creditor of the insolvent party could attempt to recharacterize the sale of that mortgage loan by such insolvent party as a borrowing secured by a pledge of the mortgage loan.  Such an attempt, even if unsuccessful, could result in delays in payments on the certificates.  If such an attempt were successful, it is possible that the affected mortgage loans could be sold in order to liquidate the assets of the insolvent entity.  In the case of the bankruptcy or insolvency of the seller, there can be no assurance that the proceeds of such liquidation would be sufficient to repay the certificates in full.

Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition

The master servicer or the trustee will promptly notify the Controlling Holder (if any) and the master servicer or the trustee, as applicable, if one of its respective responsible officers has received notice that any governmental entity intends to acquire a mortgage loan through the exercise of its power of eminent domain. The Controlling Holder will obtain or cause to be obtained or, if there is no longer a Controlling Holder, the trustee will cause the related servicer to obtain, a valuation on the related property in the form of a broker’s price opinion or another valuation method that it deems appropriate.

The Controlling Holder, if any, may also engage a third party to review each such mortgage loan to determine whether the payment offered by such governmental entity for the mortgage loan is the fair market value of such mortgage loan. Any such third party reviewer must be a recognized third party with experience performing valuations of residential mortgage loans. The Controlling Holder, if any, also may engage legal counsel to assess the legality of such governmental entity’s proposed exercise of its power of eminent domain to acquire the mortgage loan to determine whether there are bona fide legal grounds for contesting such acquisition (without regard to issues relating to the amount of compensation to be paid) (each such determination referred to in this prospectus as a “legality determination”). If, as a result of such review, the Controlling Holder determines that the offered payment does not constitute the fair market value of the mortgage loan or that there may be bona fide legal grounds to contest such proposed acquisition, then the Controlling Holder may contest such acquisition through appropriate legal proceedings.

If, as a result of a review to determine whether there are bona fide legal grounds for contesting a governmental entity’s proposed exercise of its power of eminent domain to acquire a mortgage loan or whether the offered payment constitutes the fair market value of a mortgage loan, the Controlling Holder concludes that it will not contest the proposed acquisition, then the Controlling Holder will notify the master servicer, the securities administrator and the trustee in writing and the securities administrator will forward to the certificateholders a copy of this decision. After such notification has been delivered, notwithstanding such a determination by the Controlling Holder, the certificateholders may direct the trustee to contest an acquisition of a mortgage loan through exercise of

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the power of eminent domain or the amount of the offered payment for such mortgage loan, if, within thirty days of notification of the certificateholders, (i) the trustee receives written direction to do so by the holders of more than 50% of the aggregate voting rights of the certificates and (ii) the holders directing the trustee to take such action agree to provide in advance to the trustee funds to pay for any fees, costs and expenses incurred by the trustee and to provide any indemnification reasonably requested by the trustee. In connection with any such action, the trustee will pursue reimbursement for its fees, costs and expenses from the governmental entity, if directed to do so by the certificateholders that provided such funds to the trustee as described above. If the trustee recovers any such fees, costs and expenses, it will be obligated to pay such amounts to such certificateholders unless the certificateholders directing the trustee have not satisfied their obligations to pay the fees, costs, expenses and indemnities of the trustee in taking such action, in which case such amounts will be retained by the trustee for such purposes. To the extent not reimbursed by the governmental entity or the certificateholders, the trustee will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

If there is no longer a Controlling Holder, the trustee will notify the master servicer and the certificateholders that it has received notice that a governmental entity intends to acquire a mortgage loan through the exercise of its power of eminent domain and of the results of the valuation on the related property obtained. The trustee will take such other actions with respect to the action of the governmental authority as are consistent with the instructions of the certificateholders, provided the trustee will have no duty or obligation to take such actions except (i) in accordance with the written direction by the holders of more than 50% of the aggregate voting rights of the certificates and (ii) an agreement by holders directing the trustee to take such action to provide in advance to the trustee funds to pay for any fees, costs and expenses incurred by the trustee, and provide any indemnification reasonably requested by the trustee. In connection with any such action, the trustee will pursue reimbursement for its fees, costs and expenses from such governmental entity if directed to do so by the certificateholders that provided such funds to the trustee as described above. If the trustee recovers any such fees, costs and expenses, it will be obligated to reimburse such amounts to such certificateholders unless the certificateholders directing the trustee have not satisfied their obligations to pay the fees, costs, expenses and indemnities of the trustee in taking such action, in which case such amounts will be retained by the trustee for such purposes. To the extent not reimbursed by the governmental entity or the certificateholders, the trustee will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

Neither the Controlling Holder nor the trustee will be liable for any legality determination or fair value determination made as described above, or any actions taken by them with respect to or in reliance on such determinations.

Mortgage Loan Servicing

Each servicer will service the mortgage loans pursuant to an existing servicing agreement, as modified pursuant to the applicable assignment, assumption and recognition agreement, together referred to as the “servicing agreement.” The rights of the seller under the servicing agreements will be assigned to the depositor, and the depositor, in turn, will assign such rights to the trustee for the benefit of certificateholders. Any transfer of servicing to a successor servicer will be subject to the conditions set forth in the applicable servicing agreement and the pooling and servicing agreement.

The servicers will have primary responsibility for servicing the mortgage loans, including, but not limited to, all collection, advancing (other than in the case of [20% Servicer]) and loan-level reporting obligations, maintenance of custodial and escrow accounts, maintenance of insurance and enforcement of foreclosure proceedings with respect to the mortgage loans and the mortgaged properties, in accordance with the provisions of the servicing agreement.

The master servicer will have the authority to terminate a servicer for certain events of default which indicate that either the servicer is not performing, or is unable to perform, its duties and obligations under the servicing agreement. If the master servicer terminates a servicer, the master servicer will be required to appoint a successor servicer as provided in the pooling and servicing agreement. The master servicer will have the right to increase the servicing fee rate if it determines that an increase is necessary and appropriate in order to engage a successor servicer. Any increase in the servicing fee rate to engage a successor servicer will reduce the Net

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Mortgage Rate for purposes of calculating the Net WAC, and may thus reduce the Certificate Interest Rate payable to the Certificateholders.

In addition, the servicing administrator will have the authority to terminate [20% Servicer] as a servicer, with or without cause, and appoint a successor servicer, with the consent of the master servicer (which may not be unreasonably withheld or delayed).

The servicers generally may not transfer the servicing to a successor servicer without the consent of the master servicer.

Waiver or Modification of Mortgage Loan Terms. The servicers will proceed diligently to collect all payments due under the mortgage loans and will follow such collection procedures as are customary with respect to mortgage loans that are comparable to the mortgage loans. Each servicer may waive, modify or vary the term of any mortgage loan so long as the modifications are consistent with the applicable servicing agreement and subject to the REMIC Provisions; provided, that the servicer may not enter into a payment plan or agreement to modify payments with a borrower lasting more than twelve months or permit a modification with respect to a mortgage loan that would change the mortgage rate, agree to the capitalization of arrearages, including interest, fees or expenses owed under a mortgage loan, make any future advances or extend the final maturity date with respect to a mortgage loan, or accept substitute or additional collateral or release any collateral for a mortgage loan unless the borrower is in default with respect to its mortgage loan or where default is, in the judgment of the servicer, imminent or, in some cases, reasonably foreseeable, and the master servicer has approved the modification. In the case of mortgage loans serviced by [20% Originator/Servicer] and [20% Servicer], such modifications must also be in accordance with the customary procedures of the servicer, which may change from time to time, or industry-accepted programs. The applicable monthly advancing obligations will reflect the new payment terms of the modified mortgage loans.

Due-on-Sale Clauses; Assumptions. Under each servicing agreement, when any mortgaged property has been conveyed by the borrower, each servicer will, to the extent it has knowledge of the conveyance, exercise its rights on behalf of the trustee to accelerate the maturity of the mortgage loan under any “due-on-sale” clause applicable to the mortgage loan, if any, unless (1) the servicer is prohibited by law from exercising those rights, or (2) if the exercise of those rights would impair or threaten to impair any recovery under the related insurance policy, if any. Under certain circumstances, the servicers are authorized to take or enter into an assumption and modification agreement or substitution of liability agreement, as specified in the servicing agreements, from or with the person to whom such mortgaged property has been or is about to be conveyed, pursuant to which that person becomes liable under the mortgage note. In connection with any such assumption or substitution of liability, the monthly payment and mortgage interest rate and the lifetime cap (if applicable) of the related mortgage note will not be changed, and the term of the mortgage loan will not be increased or decreased. See “Certain Legal Aspects of the Mortgage Loans—Due-on-Sale Clauses” in this prospectus.

Prepayment Interest Shortfalls. When a borrower prepays a mortgage loan in full between Due Dates, the borrower is required to pay interest on the amount prepaid only to the date of prepayment and not thereafter. In general, partial prepayments are treated as having been paid on the most recent Due Date, so no interest on the partial prepayment amount will accrue. Principal prepayments by borrowers received by a servicer during the related Prepayment Period for a distribution date will be distributed to certificateholders on the related distribution date. Thus, less than one month’s interest may have been collected on mortgage loans that have been prepaid in full or in part with respect to any distribution date. Pursuant to each servicing agreement, either (i) the related servicing fee (or in the case of [20% Servicer], the related servicing fee and the servicing administrator fee) for any month will be reduced (but not below zero) by the amount of any Prepayment Interest Shortfall or (ii) the related servicer (other than [20% Servicer]) or the servicing administrator will be required to make payments in respect of Prepayment Interest Shortfalls from its own funds with respect to the mortgage loans, to the extent of the aggregate amount of servicing fees (and, in the case of [20% Servicer], the servicing administrator fee) actually received for that month. The amount of interest available to be paid to certificateholders will be reduced by any uncompensated Prepayment Interest Shortfalls.

Advances. Subject to the limitations described in the following paragraph, each servicer (other than [20% Servicer]) and the servicing administrator (with respect to mortgage loans serviced by [20% Servicer]) will be

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required to advance prior to each distribution date, from its own funds, or funds in the applicable custodial account that are not otherwise required to be remitted to the distribution account for such distribution date, an amount equal to the scheduled payment of interest at the related mortgage rate (less the servicing fee rate) and scheduled principal payments on each mortgage loan which were due on the related Due Date and which were not received prior to the related determination date (any such advance, a monthly advance).

Monthly advances are intended to maintain a regular flow of scheduled interest and principal payments on the certificates rather than to guarantee or insure against losses. Each servicer (other than [20% Servicer]) and the servicing administrator (with respect to mortgage loans serviced by [20% Servicer]) is obligated to fund monthly advances with respect to delinquent payments of interest and principal on each mortgage loan serviced by it, to the extent that such monthly advances are, in its reasonable judgment, recoverable from future payments and collections or insurance payments or proceeds of liquidation of the related mortgage loans, provided that servicers are not required or permitted to advance scheduled payments of principal and interest with respect to any mortgage loan that is 120 days or more delinquent. Any failure by a servicer (other than [20% Servicer]) or the servicing administrator to fund a monthly advance as required under the applicable servicing agreement will constitute a default thereunder, and the master servicer or a successor servicer (or successor servicing administrator in the case of any mortgage loan serviced by [20% Servicer]) appointed by the master servicer will be required to make a monthly advance in accordance with the terms of the pooling and servicing agreement; provided, however, that in no event will the master servicer, the securities administrator or a successor servicer or servicing administrator be required to make a monthly advance that is not, in its reasonable judgment, recoverable from future payments and collections or insurance payments or proceeds of liquidation of the related mortgage loans or a monthly advance with respect to any mortgage loan that is 120 days or more delinquent. If a servicer (other than [20% Servicer]) or the servicing administrator determines on any determination date to make a monthly advance, such monthly advance will be included with the payment to certificateholders on the related distribution date. To the extent a servicer (other than [20% Servicer]) or the servicing administrator uses funds in the applicable custodial account that are not otherwise required to be remitted to the distribution account for such distribution date to fund monthly advances, such servicer or the servicing administrator, as applicable, is required to replenish those funds prior to the remittance date on which those funds are to be distributed.

Each servicer (other than [20% Servicer]) and the servicing administrator may be reimbursed from collections on the related mortgage loans for which a monthly advance was made with its own funds, or was made with funds held for a future distribution and replenished with its own funds.

Each servicer (other than [20% Servicer]) and the servicing administrator may be reimbursed for monthly advances from amounts in the applicable custodial account to the extent those monthly advances are nonrecoverable from collections on the related mortgage loan for which the monthly advance was made, provided that the mortgage loan is not required to be repurchased by such servicer or the servicing administrator as a result of a breach of a representation or warranty relating to that mortgage loan.

Each servicer (other than [20% Servicer]) and the servicing administrator may also be reimbursed for monthly advances and servicing advances at the time of a servicing modification where the servicer adds those amounts to the stated principal balance of the mortgage loans as part of the modification.

Servicing Compensation and Payment of Expenses. Each servicer (other than [20% Servicer]) will be entitled to receive, from interest actually collected on each mortgage loan serviced by it, a servicing fee equal to the product of (1) the stated principal balance of the mortgage loans as of the first day of the related Due Period and (2) a per annum rate, or the servicing fee rate, equal to 0.25% annually. With respect to mortgage loans serviced by [20% Servicer], the aggregate servicing fee rate will also be 0.25% annually, with such amount allocated between [20% Servicer] and the servicing administrator. [20% Servicer]’s portion of such fee will be determined as described under “Fees and Expenses of the Issuing Entity.” Each servicer will also be entitled to receive, to the extent provided in the servicing agreement, additional compensation in the form of any interest or other income earned on funds it has deposited in the applicable custodial account pending remittance to the distribution account, as well as, in certain cases, late charges and certain fees paid by borrowers and, in certain cases, REO management fees. [20% Originator/Servicer] will further be entitled to retain as additional servicing compensation any prepayment charges received with respect to mortgage loans it services and any increases in the mortgage interest

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rates payable by borrowers under the terms of the related mortgage notes due to termination of an automatic debit or direct deposit account; provided that any increase in such mortgage interest rate for any mortgage loan due to termination of an automatic debit or direct deposit account will not exceed 1%. The amount of the servicing fee of each servicer (other than [20% Servicer]) and the servicing administrator’s fee are subject to adjustment with respect to prepaid mortgage loans, as described above under “— Prepayment Interest Shortfalls.”

As compensation for its obligations to fund monthly advances and certain servicing advances with respect to mortgage loans serviced by [20% Servicer] and to pay prepayment interest shortfalls with respect to such loans, the servicing administrator will be entitled to receive, from interest actually collected on each mortgage loan serviced by [20% Servicer], the difference, if positive, between the aggregate servicing fee based on the per annum rate equal to 0.25% annually and the fees payable to [20% Servicer] under the applicable servicing agreement.

As compensation for its services, the master servicer will be paid a monthly fee, or the master servicing fee, with respect to each mortgage loan, calculated as [_____]% per annum, or the master servicing fee rate, of the stated principal balance of each mortgage loan as of the first day of the related due period.

The amount of the master servicing fee is subject to adjustment with respect to prepaid mortgage loans, as described above under “—Prepayment Interest Shortfalls.”

Evidence as to Compliance. The servicing agreements will require each servicer and the servicing administrator to deliver to the securities administrator, on or before the date in each year specified in the servicing agreement, and, if required, deliver to the securities administrator for filing with the SEC as part of a Report on Form 10-K filed on behalf of the issuing entity, the following documents:

•	a report on its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the offered securities, as well as similar reports on assessment of compliance received from certain other parties participating in the servicing function as required by relevant SEC regulations;

•	with respect to each assessment report described in the immediately preceding bullet point, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

•	a statement of compliance from the servicer and the servicing administrator, and similar statements from certain other parties involved in servicing the mortgage loans as required by relevant SEC regulations, signed by an authorized officer, to the effect that: (a) a review of the servicer’s or the servicing administrator’s activities during the reporting period and of its performance under the servicing agreement has been made under such officer’s supervision; and (b) to the best of such officer’s knowledge, based on such review, the servicer or the servicing administrator has fulfilled all of its obligations under the servicing agreement in all materials respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

Events of Default. Events of default with respect to each servicer under each servicing agreement include (i) any failure of a servicer to remit to the master servicer any required payment which continues unremedied for two business days, subject in some cases to certain notice or knowledge requirements; (ii) any failure by a servicer duly to observe or perform in any material respect any of its other covenants or agreements in the servicing agreement which continues unremedied for 30 days after the giving of written notice of such failure by the master servicer to the servicer; (iii) if a servicer is also the originator of a mortgage loan, any failure of the originator or the servicer to repurchase a mortgage loan or make the appropriate indemnification payment within 30 days of the final decision of an arbitrator that the originator or the servicer, as the case may be, is obligated to repurchase or make an indemnification payment with respect to a mortgage loan; and (iv) certain events of insolvency, readjustment of

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debt, marshalling of assets and liabilities or similar proceeding and certain actions by or on behalf of the servicer indicating its insolvency, reorganization or inability to pay its obligations.

If an event of default occurs involving the failure of a servicer (other than [20% Servicer]) or the servicing administrator to fund a monthly advance prior to the related distribution date, the master servicer is required to terminate such servicer or, in the case of such an event of default involving the servicing administrator, the servicing administrator and, at the master servicer’s option, [20% Servicer], and either appoint a successor servicer or servicing administrator in accordance with the servicing agreement and the pooling and servicing agreement or succeed to the responsibilities of the terminated servicer or servicing administrator, unless 100% of the certificateholders waive the default of the servicer or servicing administrator. If any other event of default by a servicer under a servicing agreement has occurred, the master servicer may, at its option, and will, if it determines such action to be in the best interests of certificateholders, terminate the defaulting servicer. The servicing administrator will not be terminated as a result of such an event of default by [20% Servicer]. In the event that the master servicer removes a servicer or the servicing administrator, the master servicer will, in accordance with the pooling and servicing agreement, act as successor servicer or successor servicing administrator under the related servicing agreement or will appoint a successor servicer or successor servicing administrator in accordance with the pooling and servicing agreement. Upon termination of the servicer, there will be a period of transition of not more than 90 days before the servicing functions of the servicer can be fully transferred to a successor servicer (including the master servicer as successor servicer). In connection with the appointment of a successor servicer, the master servicer may make arrangements for the compensation of the successor servicer as the master servicer and successor servicer agree. The master servicer will have the right to agree to compensation of a successor servicer in excess of that permitted to a servicer under the servicing agreements if, in its good faith judgment, an increase is necessary or advisable to engage a successor servicer. To the extent a successor servicer is paid a servicing fee in excess of that permitted to a servicer under the servicing agreements, any resulting shortfall will be allocated to the certificates by operation of the payment priorities.

An “Event of Default” with respect to the master servicer under the pooling and servicing agreement includes (i) any failure by the master servicer to furnish the securities administrator certain mortgage loan data which continues unremedied for one business day after the date upon which written notice of such failure has been given as required under the pooling and servicing agreement; (ii) any failure on the part of the master servicer duly to observe or perform in any material respect any other of certain covenants or agreements on the part of the master servicer contained in the pooling and servicing agreement which continues unremedied for a period of 30 days after the date on which written notice of such failure has been given as required under the pooling and servicing agreement; (iii) any failure of the master servicer to make any advances when such advances are due, which failure continues unremedied for one business day; and (iv) certain events of insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceeding and certain actions by or on behalf of the master servicer indicating its insolvency, reorganization or inability to pay its obligations.

If an Event of Default involving the failure of the master servicer to make a monthly advance prior to the related distribution date occurs, the trustee is required to terminate the master servicer and either appoint a successor master servicer or succeed to the responsibilities of the terminated master servicer in accordance with the pooling and servicing agreement, unless 100% of the certificateholders waive the default of the master servicer. If any other Event of Default by the master servicer has occurred, the trustee may, at its option, and will, if it has been directed to do so by either (a) certificateholders holding more than 50% of the Class Principal Amount (or Class Notional Amount) of each class of certificates, or (b) certificateholders holding 50% of the aggregate Class Principal Amount of the subordinate certificates, terminate the defaulting master servicer and either appoint a successor master servicer in accordance with the pooling and servicing agreement or succeed to the responsibilities of the terminated master servicer. However, in the event of (b) above, the trustee will provide written notice to all of the certificateholders within two business days of receiving such direction prior to terminating the master servicer and will not terminate the master servicer if, within 30 days of sending such written notice, the trustee has received contrary instructions from certificateholders holding more than 50% of the aggregate voting rights of the certificateholders. If the same entity is acting as both the securities administrator and the master servicer, the trustee will direct the depositor to remove the securities administrator in accordance with the pooling and servicing agreement. Upon termination of the master servicer, the trustee, unless a successor master servicer is appointed by the trustee, will succeed to all responsibilities, duties and liabilities of the master servicer under the pooling and servicing agreement, and will be entitled to reasonable servicing compensation not to exceed the master servicing

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fee, together with other compensation as provided in the pooling and servicing agreement. Notwithstanding the foregoing, the trustee may, if it is unwilling so to act, or will, if it is legally unable to act, appoint or petition a court of competent jurisdiction to appoint, a successor master servicer in accordance with the pooling and servicing agreement. If an Event of Default has occurred and has not otherwise been cured or waived, the trustee will be required to exercise such of the rights and powers as are vested in it by the pooling and servicing agreement and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

To the extent that the costs and expenses incurred by the trustee in connection with any alleged or actual default by the master servicer, the termination of the master servicer, any appointment of a successor master servicer and/or any transfer and assumption of master servicing by the trustee or any successor master servicer are not fully and timely reimbursed by the terminated master servicer, then (a) the successor master servicer will deduct these amounts from any amounts that it otherwise would have paid to the predecessor master servicer in reimbursement of outstanding advances, and the successor master servicer will reimburse itself and the trustee for any unreimbursed costs and expenses, and (b) if the trustee is not required to be reimbursed by the master servicer or if those costs and expenses are not satisfied pursuant to clause (a) within 90 days, then the trustee and successor master servicer will be entitled to reimbursement of such costs and expenses from the distribution account, subject to an aggregate annual limit of $300,000 and subject to an annual cap of $125,000 with respect to the aggregate amount reimbursable to the trustee, each as described in the definition of Available Distribution Amount.

Limitation on Liability of the Servicers and Master Servicer. Each servicing agreement provides that the servicer and any director, officer, employee or agent of the servicer may rely on any document of any kind which it in good faith reasonably believes to be genuine and to have been properly adopted or signed with respect to matters arising under the servicing agreement. A servicer generally will have no obligation to appear with respect to, prosecute or defend any legal action that is not incidental to its duty to service the mortgage loans in accordance with its servicing agreement.

Under the terms of [each] servicing agreement, a servicer will not be liable except for the performance of such duties and obligations as are specifically set forth in such servicing agreement and no implied covenants or obligations will be read into such servicing agreement against the servicer. Neither a servicer nor any of its directors, officers, employees or agents shall be under any liability for any action taken or for refraining from the taking of any action in accordance with customary servicing procedures and otherwise in good faith pursuant to the servicing agreement or for errors in judgment; provided, however, that a servicer is not protected against any liability resulting from any breach of any representation or warranty made in the servicing agreement, or from any liability specifically imposed on the servicer in the servicing agreement; and, provided further, that a servicer is not protected against any liability that would otherwise be imposed by reason of the willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of the obligations or duties under the servicing agreement.

The pooling and servicing agreement provides that neither the master servicer nor any of its directors, officers, employees or agents will be under any liability to the trustee or the certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to the pooling and servicing agreement, or for errors in judgment; provided, however, that this provision does not protect the master servicer or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in its performance of its duties or by reason of reckless disregard for its obligations and duties under the pooling and servicing agreement. The master servicer and any director, officer, employee or agent of the master servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any person respecting any matters arising under the pooling and servicing agreement. The master servicer generally will have no obligation to appear with respect to, prosecute or defend any legal action that is not incidental to its duties to master service the mortgage loans in accordance with the pooling and servicing agreement.

The pooling and servicing agreement further provides that the master servicer will not be liable for any acts or omissions of any servicer except to the extent that damages or expenses are incurred as a result of such act or omissions and such damages and expenses would not have been incurred but for the negligence, willful misfeasance, bad faith or recklessness of the master servicer in supervising, monitoring and overseeing the obligations of the servicers under the pooling and servicing agreement.

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Resignation of the Servicers and the Master Servicer. Each of the master servicer and the servicers may not resign from its obligations and duties under the pooling and servicing agreement or the applicable servicing agreement or assign or transfer its rights, duties or obligations except upon a determination that its duties thereunder are no longer permissible under applicable law and the incapacity cannot be cured. No such resignation will become effective until a successor has assumed the master servicer’s or such servicer’s obligations and duties under the pooling and servicing agreement or the applicable servicing agreement, as the case may be.

Any person into which the master servicer or a servicer may be merged or consolidated, any person resulting from any merger or consolidation to which the master servicer or a servicer is a party, any person succeeding to the business of the master servicer or a servicer or any person to whom the master servicer or a servicer assigns or transfers its duties and obligations, will be the successor of the master servicer or such servicer, as the case may be, under the pooling and servicing agreement or the applicable servicing agreement; provided, however, that any successor to the master servicer whose primary business is the servicing of conventional residential mortgage loans must be qualified and approved to service mortgage loans for Fannie Mae or Freddie Mac and is required to have a net worth of not less than $15,000,000.

Limitation on Rights of Certificateholders. Except as described herein under “The Agreements – Enforcement of Representations and Warranties and Dispute Resolution” and “Duties of the Asset Representation Reviewer,” no certificateholder will have any right under the pooling and servicing agreement to institute any suit, action or proceeding with respect to the pooling and servicing agreement unless (1) that certificateholder previously gave written notice to the trustee of an event of default, (2) certificateholders evidencing not less than 25% of the Class Principal Amount or Class Notional Amount of certificates of each class affected by the event of default have made written request to the trustee to institute proceedings in its own name as trustee and have offered to the trustee reasonable indemnity, (3) the trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any proceeding and (4) no direction inconsistent with such written request has been given to the trustee during that 60-day period by certificateholders evidencing not less than 25% of the Class Principal Amount or Class Notional Amount of certificates of each affected class.

Amendment of the Servicing Agreements and Pooling and Servicing Agreement. Each servicing agreement may generally be amended by written agreement between the parties thereto without notice to or consent of the certificateholders. The pooling and servicing agreement may be amended by written agreement between the depositor, the master servicer, the securities administrator and the trustee, without notice to or consent of the certificateholders, (i) to cure any ambiguity or mistake, (ii) to cause the provisions of the pooling and servicing agreement to conform to or be consistent with or in furtherance of the statements made with respect to the certificates, the trust fund or the pooling and servicing agreement in this prospectus, or to correct any error, (iii) to make any other provisions with respect to matters or questions arising under the pooling and servicing agreement, (iv) to add, delete or amend any provisions to the extent necessary or desirable to comply with any requirements imposed by the Code and the REMIC Provisions or (v) if necessary in order to avoid a violation of any applicable law or regulation.

The pooling and servicing agreement may also be amended by the trustee, the master servicer, the securities administrator, the asset representations reviewer and the depositor with the consent of the holders of certificates of each class affected by the amendment, in each case evidencing not less than 66 2/3% of the aggregate percentage interests constituting that class, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the pooling and servicing agreement or of modifying in any manner the rights of the certificateholders; provided, however, that no amendment may (i) reduce in any manner the amount of or delay the timing of, collections of payments on the mortgage loans or distributions that are required to be made on a certificate of any class without the consent of the holder of that certificate or (ii) reduce the percentage of certificates of any class the holders of which are required to consent to that amendment unless the holders of all certificates of that class have consented to the change in percentage. The trustee will not be entitled to consent to an amendment to the pooling and servicing agreement without having first received an opinion of counsel to the effect that the proposed amendment will not cause the issuing entity to fail to qualify as a REMIC, and the trustee and securities administrator prior to executing such an amendment may require an opinion of counsel stating that the execution of such amendment is duly authorized and permitted under the pooling and servicing agreement.

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Duties of the Trustee and the Securities Administrator. Each of the securities administrator and the trustee will be required to perform only those duties specifically required of it under the pooling and servicing agreement unless, in the case of the trustee, a master servicer event of default has occurred, whereupon the trustee may take such additional actions as described above under “—Events of Default.” Key duties of the securities administrator are described herein under “Description of the Certificates – Exchangeable Certificates,” “—Payments on Mortgage Loans; Accounts,” “The Master Servicer, the Securities Administrator, the Custodian and the Servicers—[Name of Securities Administrator],” “Administration of the Issuing Entity—Servicing and Administrative Responsibilities—Securities Administrator” and “The Agreements – Reports to Certificateholders.” Key duties of the Trustee are described under “Administration of the Issuing Entity—Servicing and Administrative Responsibilities—Trustee” and “The Agreements – Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition” and “The Agreements—Enforcement of Representations and Warranties and Dispute Resolution.”

Upon receipt of the various certificates, statements, reports or other instruments required to be furnished to it, each of the trustee and the securities administrator will be required to examine them to determine whether they are in the form required by the pooling and servicing agreement; however, neither the trustee nor the securities administrator will be responsible for the accuracy or content of any documents furnished to such party by any other party; in addition, neither will be required to verify or recompute any mortgage loan data received from the servicers or the master servicer, but will be entitled to rely conclusively on such information.

Neither the trustee nor the securities administrator will have any liability arising out of or in connection with the pooling and servicing agreement, except that such party may be held liable for its own negligent action or failure to act, or for its own willful misconduct; provided, however, that the trustee will not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the certificateholders during a master servicer event of default. The trustee will not be deemed to have notice of any master servicer event of default unless an officer of the trustee has actual knowledge of the master servicer event of default or written notice of a master servicer event of default is received by the trustee at its corporate trust office. Except when the master servicer is the securities administrator, the securities administrator generally will not be deemed to have notice of any master servicer event of default unless an officer of the securities administrator has actual knowledge of the master servicer event of default or written notice of a master servicer event of default is received by the securities administrator at the address specified in the pooling and servicing agreement. Neither the trustee nor the securities administrator is required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the pooling and servicing agreement, or in the exercise of any of its rights or powers, if it has reasonable grounds for believing that repayment of those funds or adequate indemnity against risk or liability is not reasonably assured to it.

The trustee will have no duties under the pooling and servicing agreement with respect to any claim, notice or other document (other than a claim or notice relating to the obligation of the trustee to enforce a remedy for a breach of a representation or warranty) it may receive or which may be alleged to have been delivered to or served upon it by the parties as a consequence of the assignment of any mortgage loan under the pooling and servicing agreement; however, the trustee will remit to the applicable servicer, with a copy to the master servicer, any claim, notice or other document it may receive which is delivered to the trustee’s corporate trust office, of which an officer of the trustee has actual knowledge and which contains information sufficient to permit the trustee to make a determination that the real property to which such document relates is a mortgaged property. None of the provisions in the pooling and servicing agreement will in any event require the trustee or the securities administrator to perform, or be responsible for the manner of performance of, any of the obligations of the master servicer, any servicer or any other party under the pooling and servicing agreement, the servicing agreements or the custodial agreement, except during such time as the trustee is the successor to, and is vested with the rights, duties, powers and privileges of, the master servicer. Neither the trustee nor the securities administrator will be responsible for any act or omission of the master servicer, the depositor or any other party.

Neither the trustee nor the securities administrator will be responsible for (a) any recording, filing or depositing of any agreement or of any financing statement or continuation statement evidencing a security interest, or the maintenance of any such recording or filing or depositing or any rerecording, refiling, or redepositing, (b) the payment of any insurance, (c) the payment or discharge of any tax, assessment, or other governmental charge or penalty or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the

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trust fund, other than from funds available in the distribution account, or (d) confirming or verifying the contents of any reports or certificates of the master servicer or any servicer delivered to the trustee or the securities administrator pursuant to the pooling and servicing agreement or any servicing agreement believed by the trustee or the securities administrator, as applicable, to be genuine and properly signed or presented. Neither the trustee nor the securities administrator is responsible for the validity of the pooling and servicing agreement or the certificates or the validity, priority, perfection or sufficiency of the security for the certificates.

Expenses and Indemnities of the Trustee and the Securities Administrator. Each of the trustee and the securities administrator will be entitled to reimbursement of all reasonable expenses, disbursements and advances incurred or made by such party in accordance with the pooling and servicing agreement, except for expenses, disbursements and advances incurred by such party in the routine administration of its duties under the pooling and servicing agreement and other transaction documents and except for any expenses arising from its negligence or willful misconduct. The trustee and the securities administrator will also be entitled to indemnification from the issuing entity for any loss, liability or expense arising out of, or incurred in connection with, the acceptance or administration of the trusts created under the pooling and servicing agreement or in connection with the performance of their duties under the pooling and servicing agreement, including the costs and expenses of defending themselves against any claim in connection with the exercise or performance of any of their powers or duties under the pooling and servicing agreement, except for any expenses arising from the such party’s negligence or willful misconduct.

The trustee and the securities administrator will be entitled to reimbursement for its expenses and indemnification amounts as described above from collections (subject to the aggregate annual cap of $300,000 and subject to an annual cap of $125,000 with respect to the trustee, in each case as further described elsewhere in this prospectus), prior to distribution of any amounts to certificateholders.

Resignation of Trustee and Securities Administrator. Each of the trustee and securities administrator may, upon written notice to the other party, the depositor and the master servicer, resign at any time, in which event the depositor will appoint a successor trustee or successor securities administrator. If no successor trustee or successor securities administrator has been appointed and has accepted the appointment within thirty days after the notice of resignation is given by the trustee or the securities administrator, the resigning party may petition any court of competent jurisdiction for appointment of a successor trustee or successor securities administrator.

Each of the trustee and the securities administrator may be removed at any time by the depositor if (a) such party ceases to be eligible to continue to act as trustee or securities administrator under the pooling and servicing agreement, (b) with respect to the securities administrator only, the securities administrator fails to perform its obligations under the pooling and servicing agreement to make distributions to the certificateholders, which failure continues unremedied for one business day after receipt of notice from the trustee or the depositor, (c) with respect to the securities administrator only, the securities administrator fails to provide certain certificates as required pursuant to the pooling and servicing agreement, (d) the trustee or the securities administrator becomes incapable of acting, or is adjudged bankrupt or insolvent, or a receiver of the trustee or the securities administrator is appointed, (e) with respect to the trustee only, a tax is imposed or threatened with respect to the issuing entity by any state in which the trustee or the trust fund held by the trustee is located or (f) the continued use of the trustee or the securities administrator would result in a downgrading of the rating by any rating agency of any class of certificates. In addition, each of the trustee and the securities administrator may be removed at any time by holders of more than 50% of the class principal amount (or percentage interest) of each class of certificates upon 30 days’ written notice to the depositor and the trustee or the securities administrator, as applicable. If the same person is acting as both the securities administrator and the master servicer, then, in the event of the removal of the securities administrator, the depositor will direct the trustee to remove the master servicer in accordance with the terms of the pooling and servicing agreement.

Any resignation or removal of the trustee or the securities administrator, as applicable, and appointment of a successor trustee or successor securities administrator will not become effective until acceptance of the appointment by the successor trustee or the securities administrator, as applicable, whereupon the predecessor trustee or predecessor securities administrator, as applicable, will mail notice of the succession of the successor trustee or the successor securities administrator, as applicable, to all certificateholders. Expenses incurred with respect to such mailing as well as any other expenses relating to the removal, termination and replacement of a trustee or the securities administrator will be paid by the predecessor party; provided, if such party has been

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removed without cause or such expenses are not recoverable from the predecessor party, such expenses will be paid by the trust fund out of amounts otherwise distributable to certificateholders.

The predecessor trustee will be required to deliver to the successor trustee (or assign to the successor trustee its interest under the custodial agreement, to the extent permitted) all mortgage loan files, and will be required to assign, transfer, deliver and pay over to the successor trustee the entire trust fund, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect that transfer. In addition, the master servicer and the predecessor trustee or predecessor securities administrator will be required to execute and deliver such other instruments and do such other things as may reasonably be required to vest in the successor trustee or successor securities administrator, as applicable, all such rights, powers, duties and obligations.

Reports to Certificateholders

On each distribution date, the securities administrator will make available on the securities administrator’s website at [    ] distribution statement containing the items set forth below and as specified in the pooling and servicing agreement, based solely on information received from the servicers. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only. The depositor has taken steps to ensure that this URL reference was inactive at the time the electronic version of this prospectus was created. This URL can be accessed in an internet browser at https:// followed by the URL. In addition, for so long as the issuing entity is required to file reports with the SEC under the Exchange Act, the issuing entity’s annual report on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and amendments to those reports will be made available on such website as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The securities administrator will include in each Form 10-D any request received during the applicable reporting period from an investor to communicate with other investors related to investors exercising their rights under the terms of the pooling and servicing agreement, as described below under “—Investor Communication Requests.”

The monthly report to certificateholders will also include, among other things:

•	any applicable record dates, accrual dates, determination dates for calculating distributions and actual distribution dates for the distribution period;

•	the amount of cashflows received and the sources thereof for distributions, fees and expenses;

•	the amount of fees and expenses accrued and paid, the purpose of such fees and expenses and the identification of each payee, including the amount of fees paid to the trustee, the custodian, the master servicer, the securities administrator, the servicers and the asset representations reviewer for such distribution date;

•	the amount of payments accrued and paid with respect to credit enhancement or other support for the related transaction, including, insurance premiums and payments to swap or cap providers, the purpose of such payments and the identification of each payee;

•	the amount of the distribution with respect to each class of securities;

•	the amount of such distributions allocable to principal, separately identifying the aggregate amount of any prepayments or other unscheduled recoveries of principal included in such amount;

•	the amount of such distributions allocable to interest;

•	the class principal balance of each class of securities (other than interest-only securities) as of such distribution date together with the principal balance of the securities of the related class (based on a
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security in the original principal balance of $1,000), after giving effect to any payment of principal on such distribution date;

•	the class notional balance of each class of interest only securities as of such distribution date together with the principal balance of the securities of the related class (based on a security in the original principal balance of $1,000), after giving effect to any payment of principal on such distribution date;

•	if applicable, a statement that interest payable on one or more classes of securities on such distribution date represents interest accrued on those classes at a rate equal to the applicable available funds cap, net weighted average cap or other limitation;

•	the amount, terms and general purpose of any advances for such distribution date, including the general use of funds advanced and the general source of funds for reimbursements, and the amount of any outstanding advances remaining after such distribution date;

•	the purchase price deposited into the collection account with respect to any mortgage loan;

•	the total number of mortgage loans and the aggregate principal balances thereof, together with the number and aggregate principal balances of mortgage loans (a) 30-59 days delinquent, (b) 60-89 days delinquent and (c) 90 or more days delinquent;

•	the number and aggregate principal balance of mortgage loans in foreclosure proceedings (and whether any such mortgage loans are also included in any of the statistics described in the preceding clause);

•	the pool balance as of such distribution;

•	any applied loss amount for any class of securities;

•	the amount of any basis risk shortfall with respect to any class of securities;

•	the amount of excess cash flow or excess spread and the disposition of such excess cash flow or excess spread;

•	the overcollateralization amount for such distribution date;

•	the amount of any shortfalls in distributions of interest with respect to each class of securities on such distribution date and the cumulative amount of any unreimbursed shortfalls in distributions of interest from prior distribution dates;

•	any amounts drawn on any credit enhancement or other support, as applicable, and the amount of coverage remaining under any such enhancement, if known and applicable;

•	delinquency and loss information for the distribution period with respect to the mortgage loans in the pool;

•	the number of properties and the unpaid principal balance with respect to each property relating to defaulted mortgage loans in the issuing entity;

•	the beginning and ending balances of the distribution account, reserve account or other transaction account and any material account activity during the related period;

•	any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time;

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•	information with respect to material breaches of pool asset representations or warranties or transaction covenants, including whether related disputes have been referred to mediation or third-party arbitration by either the trustee or a certificateholder; and

•	information on ratio, coverage or other tests used for determining any early amortization, liquidation or other performance trigger and whether the trigger was met.

Investor Communication Requests

The securities administrator will include in each Form 10-D any request received during the applicable reporting period from an investor to communicate with other investors related to investors exercising their rights under the terms of the pooling and servicing agreement. The information will include the name of the investor making the request, the date the request was received, a statement from the securities administrator regarding its receipt of such request stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the pooling and servicing agreement and a description of the method other investors may use to contact the requesting investor.

Investors should direct such requests to:

[Insert name and address of Securities Administrator]

Attention: Sequoia Mortgage Trust Series [     ] Form 10-D Communication Request

If any requesting investor is a record holder of certificates at the time of such request to communicate, such investor will not be required to provide verification of ownership. If the investor is not a record holder of certificates, the securities administrator will require such investor to provide a written certification from such investor that it is a beneficial owner of certificates and one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or similar document. The securities administrator will be reimbursed from the trust fund for its expenses, if any, incurred in connection with any investor communication request, subject to the maximum annual amount described in the definition of “Available Distribution Amount.”

Voting Rights

Voting rights under the pooling and servicing agreement will be allocated as follows:

•	98% to the classes of certificates, other than the interest-only certificates and the residual certificates, in proportion to their respective outstanding Class Principal Amounts; and

•	1% to the Class [ ] Certificates.

•	1% to the Class [ ] Certificates.

For purposes of taking any action or giving any consent pursuant to the pooling and servicing agreement, any certificate registered in the name of the sponsor, the depositor, the trustee, the master servicer, the securities administrator or any servicer, or any affiliate thereof, shall be deemed not to be outstanding in determining whether the requisite percentage necessary to take such action or effect such consent has been obtained.

See “The Agreements—Mortgage Loan Servicing—Amendment of the Servicing Agreements and Pooling and Servicing Agreement” for a description of the vote required to amend the pooling and servicing agreement.

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Termination of the Issuing Entity

The issuing entity will terminate upon the payment to the holders of all classes of certificates of all amounts required to be paid to the holders and upon the last to occur of:

•	the final payment or other liquidation, or any related advance, of the last mortgage loan;

•	the disposition of all property acquired in respect of any mortgage loan remaining in the trust fund; and

•	exercise by the master servicer of its right to purchase the mortgage loans and other property of the trust as described under “Description of the Certificates—Optional Purchase of the Mortgage Loans” in this prospectus.

The Custodial Agreement

In connection with the sale of the mortgage loans by the depositor to the issuing entity on the closing date, the depositor will be required to deliver a loan file to the custodian with respect to each mortgage loan consisting of, as to each mortgage loan that is not a cooperative loan:

•	the original mortgage note endorsed in blank, or, in the case of mortgage loans serviced by [20% Originator/Servicer], if the original mortgage note has been lost or destroyed, a copy of the mortgage note together with a lost note affidavit;

•	the original recorded mortgage or a certified copy thereof, or, if the original mortgage has not yet been returned from the applicable public recording office, a certified copy of the original mortgage;

•	for any mortgage loan not recorded with MERS® System, the original assignment of the mortgage in blank, in recordable form;

•	each original recorded intervening assignment of the mortgage, or if any assignment has been submitted for recordation but has not been returned from the applicable public recording office or is otherwise not available, a certified copy thereof;

•	the original title insurance policy, note of title insurance or written commitment, or a copy of such policy;

•	the original or copies of each assumption agreement and modification agreement, if any; and

•	the original or copies of each power of attorney, if any.

As to each cooperative loan, the depositor will be required to deliver a loan file to the custodian consisting of:

•	the original mortgage note together with any applicable riders, endorsed in blank, with all prior and intervening endorsements as may be necessary to show a complete chain of endorsements;

•	the original security agreement;

•	the original stock certificate representing the shares of stock issued by a cooperative corporation and allocated to a cooperative unit (or the “Cooperative Shares”) and original stock power in blank;

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•	the original lease on a cooperative unit evidencing the possessory interest of the owner of the Cooperative Shares in such cooperative unit (or the “Proprietary Lease”) and an original assignment of the Proprietary Lease in blank;

•	the original recognition agreement;

•	the original UCC-1 financing statement with evidence of filing; and

•	the original UCC-3 assignment in blank.

The depositor will also be required to deliver to the custodian an electronic version of each loan file which may be accessed by the trustee in connection with mortgage loan repurchase requests.

Limitation on Liability of Custodian. The custodial agreement provides, among other privileges and protections, that neither the custodian nor any of its directors, officers, agents or employees will be liable for any action taken or omitted to be taken in good faith pursuant to the custodial agreement and believed to be within the purview of the custodial agreement.

Resignation and Removal of Custodian. The custodian may resign from its obligations and duties under the custodial agreement upon 60 days’ prior written notice to the trustee, and the trustee may remove the custodian upon 60 days’ prior written notice to the custodian, whereupon the trustee will either take custody of the mortgage files itself or appoint a successor custodian. If the trustee has neither taken custody of the mortgage files nor appointed a successor custodian within 30 days after notice of resignation or removal was given, the custodian may petition any court of competent jurisdiction for the appointment of a successor custodian.

Any person into which the custodian may be merged or consolidated, any person resulting from any merger or consolidation to which the custodian is a party, any person succeeding to the business of the custodian or any person to whom the custodian assigns or transfers its duties and obligations, will be the successor to the custodian under the custodial agreement.

DUTIES OF THE ASSET REPRESENTATIONS REVIEWER

Under the pooling and servicing agreement, the asset representations reviewer will review mortgage loans for breaches of representations and warranties as described herein.

Loan Level Review Trigger and Pool Level Review Trigger

The pooling and servicing agreement requires the master servicer to monitor delinquency reports from each servicer and notify each of the securities administrator, the trustee and the asset representations reviewer if either a loan level review trigger or a pool level review trigger, each as described below, has occurred.

•	Loan Level Review Trigger – The asset representations reviewer will review the loan origination documentation for any mortgage loan that (i) becomes 120 days delinquent or (ii) is liquidated and a realized loss is incurred, to determine whether there have been breaches of any representations and warranties.

•	Pool Level Review Trigger - If the aggregate principal balance of loans that are 60 or more days delinquent or have been subject to a servicing modification within the last 12 months equals or exceeds 5% of the Stated Principal Balance of the mortgage loans as of the most recent distribution date, the securities administrator will be required to solicit certificateholder votes regarding whether to commence a review of all mortgage loans that are or have become 60 or more days delinquent since the closing date in order to determine whether there have been breaches of any representations and warranties, as described below under “—Review Voting Procedures”. A review by the asset representations reviewer as described under this paragraph is referred to as a “Pool Level Review.”

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The depositor has established the pool level review trigger described above based on the expectations of each rating agency rating the certificates for the percentage of mortgage loans that may become delinquent by 60 or more days, as set forth in the Step-Down Test. In determining the percentages set forth in the Step-Down Test, the rating agencies have compared the characteristics of the loan pool and the actual delinquencies experienced in prior securitized pools of the sponsor, which are set forth in the static pool data attached hereto. The percentages in the Step-Down Test are in excess of the percentages of delinquencies in prior securitized pools of the sponsor, which have not exceeded 3.4% for any monthly period. The pool level trigger has been established at a level that is less than or equal to the depositor’s historical credit enhancement levels, with credit enhancement as a measure of expected losses and the risks disclosed to holders of the subordinate certificates.

Review Voting Procedures

If the securities administrator receives notice from the master servicer of the occurrence of a pool level review trigger, the securities administrator is required to promptly notify the certificateholders of a potential Pool Level Review. Such information shall also be included in the monthly report on Form 10-D for the month in which the notice is received by the securities administrator.

If certificateholders representing not less than 5% of the aggregate voting rights, excluding voting rights attributed to any certificates held by the sponsor, the depositor, the trustee, the master servicer, the securities administrator or any servicer and affiliates of such entities, provide written direction to the securities administrator to commence a vote to authorize a Pool Level Review within 90 days after the filing date of the monthly report on Form 10-D reporting the occurrence of a pool level review trigger (an “Asset Review Election” ), then the securities administrator will promptly provide written notice of such direction to all certificateholders, and solicit votes of certificateholders to authorize a Pool Level Review. The record date for such solicitation of votes shall be the date designated by the securities administrator that is not more than ten business days following receipt by the securities administrator of the written direction described in the preceding sentence.

If, within 150 days of the record date for voting on whether to commence a Pool Level Review, a simple majority of at least 5% of the aggregate voting rights (the “Asset Review Quorum”) (excluding voting rights attributed to any certificates held by the sponsor, the depositor, the trustee, the master servicer, the securities administrator or any servicer and affiliates of such entities) vote in favor of commencing a Pool Level Review (an “Affirmative Asset Review Vote” ), the securities administrator is required to notify all transaction parties to the pooling and servicing agreement. Within 90 days of such an affirmative vote, the asset representations reviewer will be required to commence the Pool Level Review.

In the event an Affirmative Asset Review Vote has not occurred within such 150-day period, no certificateholder may request a vote or cast a vote for a Pool Level Review and the asset representations reviewer will not be required to conduct any Pool Level Review unless and until (i) another pool level review trigger has occurred as a result of any additional mortgage loans becoming delinquent by 60 days or more or additional mortgage loans being subject to a servicing modification, in each case after the expiration of such 150-day period, (ii) the securities administrator has received an Asset Review Election after the occurrence of the events described in clause (i) and (iii) an Affirmative Asset Review Vote has occurred after the Asset Review Vote Election described in clause (ii). After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. Any reasonable out-of-pocket expenses incurred by the securities administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account, subject to the annual maximums in the definition of “Available Distribution Amount.”

Certificateholders should note that because the certificates are issued in book-entry form, beneficial owners will exercise their voting rights described herein through their related Financial Intermediaries in accordance with the procedures of DTC, as described more specifically under “Description of the Certificates—Book-Entry Certificates.”

The asset representations reviewer will not be required to review any mortgage loan that was subject to a previous review by the asset representations reviewer unless (a) such mortgage loan is the subject of a new alleged

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breach of a representation or warranty as of a date after the completion of the prior review or (b) the asset representations reviewer has reason to believe that a prior review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.

Representations and Warranties Breach Review and Enforcement

Pursuant to the pooling and servicing agreement, the asset representations reviewer will have access to copies of any underlying documents included in the mortgage files related to performing a review of the mortgage loans.

For any distribution period in which an asset representations review has been triggered, the Form 10-D will disclose such information and a summary of the report of the findings and conclusions of such review will be included on the Form 10-D for the relevant distribution period in which it is received. The asset representations reviewer will report its findings and provide an attestation to the trustee that its review and report were not influenced or affected by interested parties. Any such review will include a review of all of the representations and warranties in the underlying purchase documentation with respect to the related mortgage loans. Based on this review report, the trustee will determine whether a breach of a representation or warranty has occurred requiring the originator or the seller to cure such breach, repurchase or substitute for or make an indemnification payment with respect to the related mortgage loan and enforce such obligation, including participating in an arbitration or mediation proceeding pursuant to the purchase agreement, if necessary, as described herein under “The Agreements – Representations and Warranties” above. If the trustee determines that such a breach has occurred, the trustee will be required to (i) demand that the applicable originator or the seller, if the seller has such an obligation, cure such breach, or repurchase, substitute for or make an indemnification payment with respect to the related mortgage loan, and (ii) notify the certificateholders of the trustee’s submission of such demand. In the event any repurchase request given by the trustee to an originator or the seller is not resolved by the end of the 180-day period beginning when notice of the request is received, then the trustee may refer the matter, at its discretion, to either mediation or third-party arbitration. In addition, the trustee is required to provide to the securities administrator a description of any such dispute, including a description of whether the dispute has been referred to mediation or third-party arbitration, for inclusion in the next monthly Report on Form 10-D. If, based on its review of the asset representation reviewer’s findings, the trustee does not elect to refer the matter to mediation or third-party arbitration, any certificateholder may do so by notice to the trustee following the filing date of the related Report on Form 10-D.

In connection with any such action against an originator or the seller, the trustee will pursue reimbursement for the fees, costs and expenses of the action, including the fees, costs and expenses of the asset representations reviewer, from such originator under the terms of the purchase agreement or from the seller under the terms of the mortgage loan purchase agreement. To the extent not reimbursed by the originator or the seller, the trustee and the asset representations reviewer will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

If, based on a review report of the asset representations reviewer, the trustee concludes that a breach of a representation or warranty that would require the originator or the seller to cure, repurchase or substitute for or make an indemnification payment with respect to the related mortgage loan has not occurred, then the certificateholders will be notified of this decision in the monthly report on Form 10-D and provided details of the review. Despite such a determination by the trustee, any certificateholder may indicate its disagreement with the trustee’s determination and commence the process described in the next paragraph by notice to the trustee after the filing date of the related monthly report on Form 10-D that included disclosure regarding the trustee’s determination not to pursue a remedy. Such written notice shall indicate the reasons for the certificateholder’s objections to the trustee’s determination that a breach requiring a remedy has not occurred. Any such notice should be sent to: [name and address of trustee] [Attention: Sequoia Mortgage Trust Series [   ] Repurchase Requests. If any objecting certificateholder is not a record holder of certificates, the trustee will require such certificateholder to provide a written certification that it is a beneficial owner of certificates and one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or similar document. Certificateholders will also have the right, independent of any review by an asset representations reviewer or determination by the trustee, to enforce any repurchase obligation as described under “The Agreements – Enforcement of Representations and Warranties and Dispute Resolution.”

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Promptly and in any event within [five] business days following receipt of such notice from any objecting certificateholder, the trustee will be required to consult with such objecting certificateholder regarding such certificateholder’s objections to the trustee’s conclusions so that such certificateholder may consider the views of the trustee as to whether a breach has occurred and possible dispute resolution methods. Such discussions will occur and be completed no later than [ten] business days following receipt of notice from the objecting certificateholder. The trustee will be entitled to establish procedures the trustee deems in good faith to be appropriate regarding the timing and extent of such consultations. No later than [at least five] business days after completion of the consultation, the related certificateholder may provide final notice to the trustee indicating its decision to demand a repurchase from the applicable originator or the seller, and the trustee shall deliver the repurchase request to the applicable originator or the seller. Under these circumstances, the related certificateholder or certificateholders will negotiate the repurchase request with the applicable originator or the seller, and if the dispute is not resolved within 180 days from the date of the repurchase request, the objecting certificateholder, or if there is more than one objecting certificateholder, the holders of a majority of the voting rights among such certificateholders, will be entitled to refer the matter to arbitration or mediation, make all decisions relating to such arbitration or mediation and represent the interests of certificateholders in the mediation or arbitration proceeding.

In connection with any dispute resolution proceedings as described above, the arbitrator will determine the allocation of any expenses relating to an arbitration proceeding, which may include allocation of expenses to an objecting certificateholder, or, if the dispute is resolved through mediation, the parties will mutually agree on the allocation of the expenses incurred.

Asset Representations Reviewer Compensation

The asset representations reviewer will receive a fee of $[    ] for each mortgage loan file review it conducts. Such fees will be an expense of the trust and payable out of amounts otherwise distributable to certificateholders. The amount of any such fees paid in any month will result in a realized loss allocated to the then most subordinate class of certificates with respect to payments of principal. In addition, on the closing date the depositor will pay the asset representations reviewer an acceptance fee of $[    ].

Asset Representations Reviewer Liability/Standard of Care

The asset representations reviewer will be liable to the issuing entity for any failure to perform its obligations as specified in the pooling and servicing agreement under the circumstances described below.

The asset representations reviewer will have no liability to the issuing entity, the other parties to the pooling and servicing agreement or the certificateholders except for its negligence, fraud or willful misconduct. The asset representations reviewer will not be relieved from liability for its own negligent action, its own negligent failure to act or its own fraud or willful misconduct; provided, however, that:

•	The asset representations reviewer will not be liable in its individual capacity for an error of judgment made in good faith by any officer of the asset representations reviewer, unless it shall be proved that the asset representations reviewer was negligent or acted fraudulently or with willful misconduct in ascertaining the pertinent facts.

•	The asset representations reviewer will not be liable for special, indirect or consequential losses or damages of any kind whatsoever (including, but not limited to, lost profits), even if the asset representations reviewer has been advised of the likelihood of such loss or damage and regardless of the form of action.

Standard for Removal and Replacement

The asset representations reviewer may be removed as asset representations reviewer by certificateholders holding at least 50% of the aggregate voting rights of the certificateholders. Any removal of the asset representations reviewer will not be effective until a replacement has been appointed by the depositor or such certificateholders.

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In addition, the trustee may remove the asset representations reviewer for any failure to perform its obligations under the pooling and servicing agreement, provided that any removal of the asset representations reviewer will not be effective until a replacement has been appointed by the trustee. The trustee will seek reimbursement of its expenses for such removal and replacement from the terminated asset representations reviewer, and if such reimbursement is not provided, the trustee will be reimbursed from the trust fund, subject to the annual maximums described in the definition of “Available Distribution Amount.”

YIELD, PREPAYMENT AND WEIGHTED AVERAGE LIFE

General

The yields to maturity (or to early termination) of the offered certificates will be affected by the rate of principal payments (including prepayments, which may include amounts received by virtue of purchase, condemnation, insurance or foreclosure) on the mortgage loans to reduce the Class Principal Amounts or Class Notional Amounts, as applicable, of the certificates. Yields may also be affected by the extent to which mortgage loans bearing higher mortgage rates prepay at a more rapid rate than mortgage loans with lower mortgage rates, the amount and timing of borrower delinquencies and defaults resulting in Realized Losses, the purchase price paid by investors for the offered certificates, and other factors.

Yields on the offered certificates will be affected by the rate of principal payments on the mortgage loans. Principal prepayments may be influenced by a variety of economic, geographic, demographic, social, tax, legal and other factors, including the credit quality of the mortgage loans. In general, if prevailing interest rates fall below the interest rates on the mortgage loans, the mortgage loans are likely to be subject to a higher rate of prepayments than if prevailing rates remain at or above the interest rates on the mortgage loans. Conversely, if prevailing interest rates rise above the interest rates on the mortgage loans, the rate of prepayment would be expected to decrease. Other factors affecting prepayment of the mortgage loans include such factors as changes in borrowers’ housing needs, job transfers, unemployment, borrowers’ net equity in the mortgaged properties, changes in the values of mortgaged properties, mortgage market interest rates and servicing decisions, as well as refinancings resulting from solicitations by mortgage lenders. The mortgage loans generally have due-on-sale clauses. In addition, approximately [   ]% of the mortgage loans (by stated principal balance as of the cut-off date) require prepayment charges for certain prepayments made during the first five years from the date of loan origination, as described under “Description of the Mortgage Pool – Prepayment Charges.”

In addition, the rate of principal prepayments may also be influenced by programs offered by a servicer and its affiliates or by other lenders. Many mortgage lenders solicit borrowers to refinance their loans. These refinancings may increase the rate of prepayment of the mortgage loans.

In recent years, modifications and other default resolution procedures other than foreclosure, such as deeds in lieu of foreclosure and short sales, have become more common and those servicing decisions, rather than foreclosure, may affect the rate of principal prepayments on the mortgage loans.

The rate of principal payments on the mortgage loans will also be affected by the amortization schedules of the mortgage loans, the rate and timing of prepayments thereon by the borrowers, liquidations of defaulted mortgage loans and repurchases of mortgage loans due to certain breaches of representations and warranties. The timing of changes in the rate of prepayments, liquidations, purchases of and indemnification payments with respect to the mortgage loans may, and the timing of Realized Losses will, significantly affect the yield to an investor, even if the average rate of principal payments experienced over time is consistent with an investor’s expectation. Because the rate and timing of principal payments on the mortgage loans will depend on future events and on a variety of factors (as described more fully herein), no assurance can be given as to such rate or the timing of principal payments on the offered certificates. In general, the earlier a prepayment of principal of the mortgage loans, the greater will be the effect on an investor’s yield. The effect on an investor’s yield of principal payments occurring at a rate higher (or lower) than the rate anticipated by the investor during the period immediately following the issuance of the certificates may not be offset by a subsequent like decrease (or increase) in the rate of principal payments.

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Prepayments, liquidations, purchases of and indemnification payments with respect to mortgage loans will result in payments to holders of certificates of principal amounts that would otherwise be paid over the remaining terms of such mortgage loans. The rate of defaults on the mortgage loans will also affect the rate and timing of principal payments on the mortgage loans. In general, defaults on mortgage loans are expected to occur with greater frequency in their early years, and after any initial interest-only period, as increases in monthly payments may result in a default rate higher than on level payment mortgage loans. Furthermore, the rate of default on mortgage loans with high original loan-to-value ratios may be higher than for other mortgage loans.

Certain characteristics of the mortgage loans that may influence the rate of defaults or losses are described under “Risk Factors” and “Description of the Mortgage Pool.”

The yields on the offered certificates may be adversely affected by Net Prepayment Interest Shortfalls on the mortgage loans.

If the purchaser of an offered certificate (other than an interest-only certificate) offered at a discount from its initial principal amount calculates its anticipated yield to maturity (or early termination) based on an assumed rate of payment of principal that is faster than that actually experienced on the mortgage loans, the actual yield may be lower than that so calculated. Conversely, if the purchaser of an offered certificate offered at a premium or an interest-only certificate calculates its anticipated yield based on an assumed rate of payment of principal that is slower than that actually experienced on the mortgage loans, the actual yield may be lower than that so calculated. For this purpose, prepayments of principal include not only voluntary prepayments made by the borrower, but also Liquidation Proceeds and repurchases of mortgage loans by an originator or the seller due to breaches of representations and warranties.

Subordination of the Subordinate Certificates

As described herein, certificates having a relatively higher priority of distribution will have a preferential right to receive payments of interest and principal. As a result, the yields of the subordinate certificates will be more sensitive, in varying degrees, to delinquencies and losses on the mortgage loans than the yields of more senior certificates.

Weighted Average Life

Weighted average life refers to the average amount of time that will elapse from the date of issuance of a security to the date of payment to the investor of each dollar paid in net reduction of principal of such security (assuming no losses). The weighted average lives of the offered certificates will be influenced by, among other things, the rate at which principal of the mortgage loans is paid, which may be in the form of scheduled amortization, prepayments or liquidations.

Prepayments on mortgage loans are commonly measured relative to a constant prepayment standard or model. The model used in this prospectus for the mortgage loans is a Constant Prepayment Rate (or “CPR”)[, except that in determining the Weighted Average Life in Years (to Roll/CPB) on the following tables, the model assumes that the hybrid mortgage loans are paid in full at their related first interest adjustment date (“CPB” or “constant prepayment to balloon”) and that prior to such dates, they are prepaid at the specified percentages of CPR]. CPR assumes that the outstanding principal balance of a pool of mortgage loans prepays at a specified constant annual rate. In projecting monthly cashflows, this rate is converted to an equivalent monthly rate.

CPR does not purport to be either a historical description of the prepayment experience of the mortgage loans or a prediction of the anticipated rate of prepayment of any mortgage loans, including the mortgage loans to be owned by the issuing entity. The percentages of CPR in the tables below do not purport to be historical correlations of relative prepayment experience of the mortgage loans or predictions of the anticipated relative rate of prepayment of the mortgage loans. Variations in the prepayment experience and the principal balance of the mortgage loans that prepay may increase or decrease the percentages of initial Class Principal Amounts (and weighted average lives)

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shown in the following table. Such variations may occur even if the average prepayment experience of all such mortgage loans equals any of the specified percentages of CPR.

The tables below were prepared based on the following assumptions (collectively, the “Modeling Assumptions”): (1) the initial Class Principal Amounts and Class Notional Amounts of the offered certificates are as set forth in the table on page 1 and the initial Class Principal Amounts of the Class [    ] and Class [    ] Certificates are $[_____] and $[_____], respectively; (2) each monthly scheduled payment of principal and interest is timely received on the first day of each month commencing in [ ] 2017; (3) principal prepayments are received in full on the last day of the month preceding the related distribution date, commencing in [    ] 2017, and there are no Net Prepayment Interest Shortfalls; (4) there are no defaults or delinquencies on the mortgage loans; (5) distribution dates occur on the 25th day of each month commencing in [    ] 2017 regardless of whether such day is a business day; (6) there are no purchases or substitutions of mortgage loans (except in the case of an optional termination of the issuing entity); (7) there is no optional termination of the issuing entity (except in the case of Weighted Average Life in Years (to Call)); (8) the certificates are issued on [_____], 2017; (9) the servicing fee rate, the securities administrator fee rate and the trustee fee rate for any mortgage loan is equal to the rate for such mortgage loan (in the aggregate) as shown below and all other fees and expenses are assumed to be zero; (10) none of the mortgage loans have prepayment fees or charges; (11) the Certificate Interest Rates are as set forth on page 1; and (12) the mortgage loans are aggregated into assumed mortgage loans having the following weighted average characteristics:

Assumed Characteristics of the Mortgage Loans

Product Type	Cut-off Date Principal Balance ($)	Original Principal Balance ($)	Gross Mortgage Rate (%)	Aggregate Servicing, Securities Administrator and Trustee Fee Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original IO Term (months)	Remaining IO Term (months)

The actual characteristics and the performance of the mortgage loans will differ from the assumptions used in constructing the tables set forth below, which are hypothetical in nature and are provided only to give a general sense of how the principal cashflows might behave under varying prepayment scenarios. For example, it is not expected that the mortgage loans will prepay at a constant rate until maturity, that all of the mortgage loans will prepay at the same rate or that there will be no defaults or delinquencies on the mortgage loans. Moreover, the diverse remaining terms to maturity of the mortgage loans could produce slower or faster principal payments than indicated in the tables at the various percentages of CPR specified, even if the weighted average remaining term to maturity are as assumed. Any difference between such assumptions and the actual characteristics and performance of the mortgage loans, or the actual prepayment or loss experience, will cause the percentages of initial Class Principal Amounts outstanding over time and the weighted average lives of the offered certificates to differ (which difference could be material) from the corresponding information in the tables for each indicated percentage of CPR.

The mortgage loans are expected to have the approximate actual aggregate characteristics as of the cut-off date as set forth in Annex A attached to this prospectus and incorporated by reference herein.

Subject to the foregoing discussion and assumptions, the following tables indicate the weighted average lives of the offered certificates and set forth the percentages of the initial Class Principal Amounts of the offered certificates that would be outstanding after each of the distribution dates shown at various percentages of CPR.

The weighted average life of a class of offered certificates is determined by (1) multiplying the net reduction, if any, of the applicable Class Principal Amount by the number of years from the date of issuance of the offered certificate to the related distribution date, (2) adding the results and (3) dividing the sum by the aggregate of the net reductions of Class Principal Amount described in (1) above.

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Decrement Tables

The following tables indicate the percentages of the initial Class Principal Amounts of the offered certificates (other than the interest-only certificates) that would be outstanding after each of the dates shown at various CPRs and the corresponding weighted average lives of such classes. The tables have been prepared on the basis of the Modeling Assumptions. Significant discrepancies exist between the characteristics of the actual mortgage loans which will be conveyed to the trustee and characteristics of the mortgage loans assumed in preparing the tables herein. It is not likely that (i) all of the mortgage loans will prepay at the CPR specified in the tables or at any CPR or (ii) all of the mortgage loans will prepay at the same rate. Moreover, the diverse remaining terms to maturity of the mortgage loans could produce slower or faster principal payments than indicated in the tables at the specified CPRs, even if the weighted average remaining term to maturity of the mortgage loans is consistent with the remaining terms to maturity of the mortgage loans specified in the Modeling Assumptions.

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Percentage of Initial Class Principal Amount of the

Class [    ] Certificates Outstanding

at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage
March 2018
March 2019
March 2020
March 2021
March 2022
March 2023
March 2024
March 2025
March 2026
March 2027
March 2028
March 2029
March 2030
March 2031
March 2032
March 2033
March 2034
March 2035
March 2036
March 2037
March 2038
March 2039
March 2040
March 2041
March 2042
March 2043
March 2044
March 2045
March 2046
March 2047
Weighted Average Life in Years (to Maturity)†
Weighted Average Life in Years (to Call) †**
[Weighted Average Life in Years (to Roll/CPB) †***]

 *             Indicates a value greater than 0% and less than 0.5%.

†              The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**            Assuming the mortgage loans are purchased on the first date permitted under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

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Percentage of Initial Class Principal Amount of the

Class [    ] Certificates Outstanding

at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage
March 2018
March 2019
March 2020
March 2021
March 2022
March 2023
March 2024
March 2025
March 2026
March 2027
March 2028
March 2029
March 2030
March 2031
March 2032
March 2033
March 2034
March 2035
March 2036
March 2037
March 2038
March 2039
March 2040
March 2041
March 2042
March 2043
March 2044
March 2045
March 2046
March 2047
Weighted Average Life in Years (to Maturity)†
Weighted Average Life in Years (to Call) †**
[Weighted Average Life in Years (to Roll/CPB) †***]

†             The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**           Assuming the mortgage loans are purchased on the first date permitted under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

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Percentage of Initial Class Principal Amount of the

Class [    ] Certificates Outstanding

at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage
March 2018
March 2019
March 2020
March 2021
March 2022
March 2023
March 2024
March 2025
March 2026
March 2027
March 2028
March 2029
March 2030
March 2031
March 2032
March 2033
March 2034
March 2035
March 2036
March 2037
March 2038
March 2039
March 2040
March 2041
March 2042
March 2043
March 2044
March 2045
March 2046
March 2047
Weighted Average Life in Years (to Maturity)†
Weighted Average Life in Years (to Call) †**
[Weighted Average Life in Years (to Roll/CPB) †***]

†             The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**           Assuming the mortgage loans are purchased on the first date permitted under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

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Percentage of Initial Class Principal Amount of the

Class [    ] Certificates Outstanding

at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage
March 2018
March 2019
March 2020
March 2021
March 2022
March 2023
March 2024
March 2025
March 2026
March 2027
March 2028
March 2029
March 2030
March 2031
March 2032
March 2033
March 2034
March 2035
March 2036
March 2037
March 2038
March 2039
March 2040
March 2041
March 2042
March 2043
March 2044
March 2045
March 2046
March 2047
Weighted Average Life in Years (to Maturity)†
Weighted Average Life in Years (to Call) †**
[Weighted Average Life in Years (to Roll/CPB) †***]

*             Indicates a value greater than 0% and less than 0.5%.

†             The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**          Assuming the mortgage loans are purchased on the first date permitted under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

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Percentage of Initial Class Principal Amount of the

Class [    ] Certificates Outstanding

at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage
March 2018
March 2019
March 2020
March 2021
March 2022
March 2023
March 2024
March 2025
March 2026
March 2027
March 2028
March 2029
March 2030
March 2031
March 2032
March 2033
March 2034
March 2035
March 2036
March 2037
March 2038
March 2039
March 2040
March 2041
March 2042
March 2043
March 2044
March 2045
March 2046
March 2047
Weighted Average Life in Years (to Maturity)†
Weighted Average Life in Years (to Call) †**
[Weighted Average Life in Years (to Roll/CPB) †***]

*             Indicates a value greater than 0% and less than 0.5%.

†             The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**           Assuming the mortgage loans are purchased on the first date permitted under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

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Percentage of Initial Class Principal Amount of the

Class [    ] Certificates Outstanding

at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage
March 2018
March 2019
March 2020
March 2021
March 2022
March 2023
March 2024
March 2025
March 2026
March 2027
March 2028
March 2029
March 2030
March 2031
March 2032
March 2033
March 2034
March 2035
March 2036
March 2037
March 2038
March 2039
March 2040
March 2041
March 2042
March 2043
March 2044
March 2045
March 2046
March 2047
Weighted Average Life in Years (to Maturity)†
Weighted Average Life in Years (to Call) †**
[Weighted Average Life in Years (to Roll/CPB) †***]

*             Indicates a value greater than 0% and less than 0.5%.

†             The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**           Assuming the mortgage loans are purchased on the first date permitted under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

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Class [   ] and Class [   ] Certificate Yield Considerations

The following tables indicate the sensitivity of the respective pre-tax yields to maturity on the Class [  ] and Class [  ] Certificates to various constant rates of prepayment on the mortgage loans by projecting the monthly aggregate distributions on the Class [  ] and Class [  ] Certificates, and computing the corresponding pre-tax yields to maturity on a corporate bond equivalent basis, based on the Modeling Assumptions, including the assumptions regarding the characteristics and performance of the mortgage loans, which differ from their actual characteristics and performance, and assuming the aggregate purchase prices set forth below, plus accrued interest, if any. Any differences between the assumptions and the actual characteristics and performance of the mortgage loans and of the Class [  ] and Class [  ] Certificates may result in yields being different from those shown in the tables. Discrepancies between assumed and actual characteristics and performance underscore the hypothetical nature of the tables, which are provided only to give a general sense of the sensitivity of yields in varying prepayment scenarios.

The yields to investors in the Class [  ] and Class [  ] Certificates will be sensitive to the rate and timing of principal payments (including prepayments, liquidations, repurchases, indemnification payments and defaults) on the mortgage loans, which may fluctuate significantly from time to time. An investor should fully consider the associated risks, including the risk that a relatively fast rate of principal payments (including prepayments, liquidations, repurchases and defaults) on the mortgage loans will have a material negative effect on the yields to investors in the Class [  ] and Class [  ] Certificates and could result in the failure of investors in such certificates to recoup their initial investment.

The following tables were prepared on the basis of the modeling assumptions and the Class Notional Amounts of the Class [  ] and Class [  ] Certificates set forth in the table on page 1, and demonstrate the sensitivity of the respective pre-tax yields on the Class [  ] and Class [  ] Certificates to various constant rates of prepayment by projecting the aggregate payments of interest on such certificates and the corresponding pre-tax yields on a corporate bond equivalent (“CBE”) basis, assuming payments on the mortgage loans are made as set forth in the pooling and servicing agreement.

PRE-TAX YIELD TO MATURITY OF THE CLASS [   ] CERTIFICATES AT THE FOLLOWING PERCENTAGES OF CPR

Price (%)	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR

Based upon the above assumptions, at approximately [__]% CPR (at an assumed purchase price of [_.____]% of the Class Notional Amount of the Class [  ] Certificates, excluding accrued interest, but adding accrued interest to the price for purposes of calculating yield), the pre-tax yield to the Class [  ] Certificates will be approximately 0%. If the rate of prepayments on the mortgage loans were to exceed such prepayment level for as little as one month, while equaling such level for all other months, the Class [  ] Certificateholders would not fully recoup their initial investment.

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PRE-TAX YIELD TO MATURITY OF THE CLASS [  ] CERTIFICATES AT THE FOLLOWING PERCENTAGES OF CPR

Price (%)	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR

Based upon the above assumptions, at approximately [__]% CPR (at an assumed purchase price of [_.____]% of the Class Notional Amount of the Class [  ] Certificates, excluding accrued interest, but adding accrued interest to the price for purposes of calculating yield), the pre-tax yield to the Class [  ] Certificates will be approximately 0%. If the rate of prepayments on the mortgage loans were to exceed such prepayment level for as little as one month, while equaling such level for all other months, the Class [  ] Certificateholders would not fully recoup their initial investment.

The pre-tax yields set forth in the preceding tables were calculated by determining the monthly discount rates which, when applied to the assumed streams of cash flows to be paid on the Class [  ] and Class [  ] Certificates would cause the discounted present value of such assumed stream of cash flows to the closing date to equal the assumed purchase prices (plus accrued interest), and converting such monthly rates to CBE rates.

USE OF PROCEEDS

The Issuing Entity intends to distribute all of the net proceeds of the issuance of the Certificates to the seller, which will use such proceeds to pay certain indebtedness incurred by Redwood Trust in connection with the acquisition of the Mortgage Loans. Proceeds to the seller in connection with this offering are expected to be approximately $[_______], before deduction of expenses of approximately $[       ] ($[   ] of which expenses were incurred in connection with the selection and acquisition of the mortgage loans and other assets of the issuing entity).

CERTAIN LEGAL ASPECTS OF THE LOANS

The following discussion contains summaries, which are general in nature, of certain legal matters relating to the loans.  Because these legal aspects are governed primarily by applicable state law and because the applicable state laws may differ substantially from state to state, the descriptions do not, except as expressly provided below, reflect the laws of any particular state, nor do they encompass the laws of all states in which the security for the loans is situated.  The descriptions are qualified in their entirety by reference to the applicable federal laws and the appropriate laws of the states in which loans may be originated.

General

Security Instruments.  The loans for a series may be secured by deeds of trust, mortgages, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property subject to the loan is located, and these security instruments are generally recorded in a state or county office. Typically, the borrower, who is also the owner of the real property, delivers to the lender or the lender’s agent or trustee a note or bond and the applicable security instrument. Priority among the holders of interests secured by the real property depends on the terms of the security instruments and, generally, on the order of recordation of the security instruments with a

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state or county office.  There are two parties to a mortgage, the mortgagor, who is the borrower and owner of the mortgaged property, and the mortgagee, who is the lender or, sometimes, lender’s agent or trustee.  Although a deed of trust is similar to a mortgage, a deed of trust formally has three parties, the borrower-property owner called the trustor (similar to a mortgagor), a lender or lender’s agent or trustee (similar to a mortgagee) called the beneficiary, and a third-party grantee called the trustee.  Under a deed of trust, the borrower grants the property, irrevocably until the debt is paid, in trust, generally with a power of sale, to the trustee for the benefit of the beneficiary, to secure payment of the obligation evidenced by the note or bond.  In California, deeds of trust are used almost exclusively instead of mortgages. A security deed and a deed to secure debt are special types of deeds which indicate on their face that they are granted to secure an underlying debt.  By executing a security deed or deed to secure debt, the grantor, who is the borrower and owner of the property, conveys title to, as opposed to merely creating a lien upon, the subject property to the grantee, who is the lender or lender’s agent or trustee, until such time as the underlying debt is repaid. The trustee’s authority under a deed of trust, the mortgagee’s authority under a mortgage and the grantee’s authority under a security deed or deed to secure debt are governed by law and, with respect to some deeds of trust, the directions of the beneficiary. Generally, any security interest in real property is subordinate to liens for real estate taxes or assessments, including if such liens for real estate taxes or assessments are recorded after recordation of the security instrument.

Cooperative Loans.  Some of the loans may be cooperative loans.  A cooperative is owned by tenant-stockholders, who, through ownership of stock, shares or membership certificates in the corporation, receive proprietary leases or occupancy agreements which confer exclusive rights to occupy specific cooperative units.  The cooperative owns the real property and the specific units and is responsible for management of the property.  An ownership interest in a cooperative and the accompanying rights are financed through a cooperative share loan evidenced by a promissory note and secured by a security interest in the cooperative shares or occupancy agreement or proprietary lease.

Foreclosure/Repossession

Commencing Foreclosure.

Deed of Trust.  Foreclosure of a deed of trust is generally accomplished by a non-judicial sale under a specific provision in the deed of trust which authorizes the trustee to sell the property at public auction upon any default by the borrower under the terms of the note or deed of trust.  In certain states, foreclosure of a deed of trust also may be accomplished by judicial action in the manner provided for foreclosures of mortgages.  In addition to any notice requirements contained in a deed of trust, in some states, including California, the trustee must record a notice of default and send a copy to certain parties, including, without limitation, the borrower-trustor, any person who has recorded a request for a copy of any notice of default and notice of sale, any successor in interest to the borrower-trustor, and the beneficiary of any junior deed of trust.  In some states, including California, the borrower, or any other person having a subordinate encumbrance on the real estate, may, during a statutorily prescribed reinstatement period, cure monetary defaults under the loan by paying the entire amount in arrears plus other designated costs and expenses incurred by or on behalf of lender in enforcing the borrower’s obligation, which designated costs and expenses are generally set forth in state law.  If the borrower or a junior lienholder cures such defaults during the reinstatement period, the loan is “reinstated” and the foreclosure process is terminated. If the reinstatement period expires without the defaults having been cured, the borrower or junior lienholder may not thereafter reinstate the loan except by paying the loan in full.  If the deed of trust is not reinstated within any applicable cure period, a notice of sale must be posted in a public place and, in most states, including California, published for a specific period of time in one or more newspapers. Furthermore, some state laws require that a copy of the notice of sale be posted on the property encumbered by the deed of trust and sent to all parties having an interest of record in the property.  In California, the entire process from recording a notice of default to a non-judicial sale usually takes four to five months.

Mortgages.  Foreclosure of a mortgage is generally accomplished by judicial action.  The action is initiated by the service of legal pleadings upon all parties having an interest in the real property encumbered by the mortgage.  Delays in completion of the foreclosure may result from difficulties in locating necessary parties.  Judicial foreclosure proceedings may be contested by any of the parties to the foreclosure proceeding.  When the mortgagee’s right to foreclosure is contested, the legal proceedings necessary to resolve the

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issue can be time consuming.  After the completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other court officer to conduct the sale of the property.  In some states, mortgages may also be foreclosed non-judicially, pursuant to a power of sale provided in the mortgage.

Foreclosure Sales. Although foreclosure sales, whether pursuant to non-judicial sale rights or by judicial action, are typically public sales, frequently no third-party purchaser bids in excess of the amount of the lender’s lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier’s check.  As a result, the foreclosing lender often purchases the property from the trustee or referee. The foreclosing lender may purchase the property for an amount equal to the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure, in which event the mortgagor’s debt will be extinguished, or, in states where deficiency judgments are available, the lender may decide to purchase for a lesser amount in order to preserve its right against a borrower to seek a deficiency judgment.  Subject to the right of the borrower in some states to remain in possession of the property during a redemption period, upon purchasing the property at a foreclosure sale the lender will assume the burden of ownership, including obtaining hazard insurance and making repairs at its own expense as are necessary to render the property suitable for sale to a third party.  The lender will commonly obtain the services of a real estate broker and pay the broker’s commission in connection with the sale of the property to a third party.  Depending upon market conditions, the ultimate proceeds of the sale of the property may not equal the lender’s investment in the property.

Foreclosure is an equitable remedy with respect to which the courts have broad discretion, exercised generally to mitigate the legal consequences to the borrower of the borrower’s defaults under the loan documents.  Examples of such judicial remedies include requirements that the lender undertake affirmative and expensive actions to determine the causes of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan.  In some cases, courts have eliminated the right of a lender to realize upon its security if the default under the security agreement is not monetary, such as the borrower’s failure to maintain the property adequately or the borrower’s execution of secondary financing affecting the property.  Finally, some courts have been faced with the issue of whether federal or state constitutional provisions reflecting due process concerns for fair notice require that borrowers under deeds of trust receive notice longer than that prescribed by statute.  For the most part, these cases have upheld the notice provisions as being reasonable or have found that the sale by a trustee under a deed of trust does not involve sufficient state action to afford constitutional protection to the borrower.

When the holder of a subordinate security instrument cures the borrower’s defaults, causing the loan to be reinstated, or repays the full amount of the senior security instrument, thereby redeeming the borrower’s right to the real property, the amount paid by the junior lienholder to cure the borrower’s defaults or redeem the borrower’s right to the real property becomes a part of the indebtedness secured by the junior security instrument.

Foreclosing Cooperative Loans.  The cooperative shares owned by the tenant-stockholder and pledged to the lender or lender’s agent or trustee are, in almost all cases, subject to restrictions on transfer as set forth in the cooperative’s certificate of incorporation and bylaws, as well as the tenant-stockholder’s proprietary lease or occupancy agreement, and may be cancelled by the cooperative for failure by the tenant-stockholder to pay rent or other obligations or charges owed by such tenant-stockholder, including mechanics’ liens against the cooperative’s property incurred by such tenant-stockholder.  A proprietary lease or occupancy agreement generally permits the cooperative to terminate such lease or agreement in the event a tenant-stockholder fails to make payments or defaults in the performance of covenants required thereunder.  Furthermore, a default by the tenant-stockholder under the proprietary lease or occupancy agreement will usually constitute a default under the security agreement between the lender and the tenant-stockholder.

Typically, the lender and the cooperative enter into a recognition agreement which establishes the rights and obligations of both parties in the event of a default by the tenant-stockholder with respect to its obligations under the proprietary lease or occupancy agreement and/or the security agreement.  The recognition agreement generally provides that, in the event that the tenant-stockholder has defaulted under the proprietary lease or occupancy agreement, the cooperative will take no action to terminate such lease or agreement until the lender has been provided with an opportunity to cure the defaults.  The recognition agreement typically provides that if the proprietary lease or occupancy agreement is terminated, the cooperative will recognize the lender’s lien in respect of the proprietary lease or occupancy agreement, and will deliver to lender proceeds from the sale of the cooperative

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apartment unit to a third party up to the amount to which lender is entitled by reason of its lien, subject to the cooperative’s right to sums due under such proprietary lease or occupancy agreement.  The total amount owed to the cooperative by the tenant-stockholder, which the lender generally cannot restrict and does not monitor, may reduce the proceeds available to lender to an amount below the outstanding principal balance of the cooperative loan and accrued and unpaid interest thereon.

Recognition agreements typically also provide that in the event of a foreclosure on a cooperative loan, the lender must obtain the approval or consent of the cooperative as required by the proprietary lease or occupancy agreement before transferring the cooperative shares or assigning the proprietary lease to a third party.  Generally, the lender is not limited in any rights it may have to dispossess the tenant-stockholders.

In some states, foreclosure on the cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the Uniform Commercial Code and the security instrument relating to those shares.  Article 9 requires that a sale be conducted in a “commercially reasonable” manner.  Whether a foreclosure sale has been conducted in a “commercially reasonable” manner will depend on the facts in each case and state law.  In determining commercial reasonableness, a court typically will look to the notice given the borrower and third parties (generally including a publication requirement) and the method, manner, time, place and terms of the foreclosure.

As described above, any provision in the recognition agreement regarding the right of the cooperative to receive sums due under the proprietary lease or occupancy agreement prior to lender’s reimbursement supplements any requirement under Article 9 that the proceeds of the sale will be applied first to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender’s security interest.  If there are proceeds remaining after application to costs and expenses of the sale, amounts due under the proprietary lease or occupancy agreement, and satisfaction of the indebtedness, the lender must account to the tenant-stockholder for such surplus.  Conversely, if a portion of the indebtedness remains unpaid, the tenant-stockholder is generally responsible for the deficiency.  Please refer to the discussion under the heading “—Anti-Deficiency Legislation; Tax Liens” below.

In the case of foreclosure on a cooperative which was converted from a rental building to a cooperative under a non-eviction plan, some states require that a purchaser at a foreclosure sale take the property subject to rent control and rent stabilization laws which apply to certain tenants who elected to remain in the building but who did not purchase shares in the cooperative when the building was so converted.

Recent Actions to Reduce, Suspend or Delay Foreclosure.  Recently, the federal government has commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures.  In addition, certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs relating to the residential mortgages they hold or service.  These programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.  In addition, members of the U.S. Congress have indicated support for additional legislative relief for homeowners, including a proposed amendment of the bankruptcy laws to permit the modification of mortgage loans in bankruptcy proceedings.  These loan modification programs, as well as future law enforcement and legislative or regulatory actions, may adversely affect the performance and market value of your securities.

Numerous laws, regulations and rules related to the servicing of mortgage loans, including efforts to delay or suspend foreclosure actions for a specified period have been proposed recently by federal, state and local governmental authorities.  A number of these laws have been enacted, including in California.  These laws, regulations and rules will result in delays in the foreclosure process, and may lead to reduced payments by borrowers and/or increased reimbursable servicing expenses.

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Environmental Risks

Real property pledged as security to a lender may be subject to environmental risks.  Such risks, among other things, could substantially impair a borrower’s ability to repay a loan, result in substantial diminution in the value of the property pledged as collateral to secure the loan and/or give rise to liability which could exceed the value of such property or the principal balance of the related loan.

Under the laws of certain states, contamination of a property may give rise to a lien on the property to assure the payment of the costs of clean up.  In several states this type of lien has priority over the lien of an existing mortgage against the related property.  In addition, under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the United States Environmental Protection Agency (“EPA”) may impose a lien on property where the EPA has incurred clean-up costs.  However, a CERCLA lien is subordinate to pre-existing, perfected security interests.

Under the laws of some states, and under CERCLA, it is conceivable that a secured lender may be held liable as an owner or operator for the costs of addressing releases or threatened releases of hazardous substances at a mortgaged property and related costs, even though the environmental damage or threat was caused by a prior or current owner or operator or another third party.  CERCLA imposes liability for these costs on any and all responsible parties, including owners or operators.  However, CERCLA excludes from the definition of “owner or operator” a secured creditor who, without participating in the management of a facility or property, holds indicia of ownership primarily to protect its security interest (the “secured creditor exclusion”).  Thus, if a lender’s activities begin to encroach on the actual management of a contaminated facility or property, the lender may incur liability as an owner or operator under CERCLA.  Similarly, if a lender forecloses and takes title to a contaminated facility or property, the lender may incur CERCLA liability in various circumstances, including, but not limited to, when it holds the facility or property as an investment (including leasing the facility or property to a third party), or fails to market the property in a timely fashion.

If a lender is or becomes liable, it may be entitled to bring an action for contribution against any other responsible parties, including a previous owner or operator, who created the environmental hazard, but those persons or entities may be bankrupt or otherwise judgment-proof.  The costs associated with environmental cleanup and the diminution in value of contaminated property and related liabilities or losses may be substantial.  It is conceivable that the costs arising from the circumstances set forth above would result in a loss to securityholders.

CERCLA does not apply to petroleum products, and the secured creditor exclusion does not govern liability for cleanup costs under federal laws other than CERCLA, in particular Subtitle 1 of the federal Resource Conservation and Recovery Act (“RCRA”), which regulates underground petroleum storage tanks (except heating oil tanks).  The EPA has adopted a lender liability rule for underground storage tanks under Subtitle I of RCRA.  Under that rule, a holder of a security interest in an underground storage tank or real property containing an underground storage tank is not considered an operator of the underground storage tank as long as the holder does not exercise decision-making control over the borrower’s enterprise, participate in the management or control of decision-making relating to the operation of a tank, as long as petroleum is not added to, stored in or dispensed from the tank, or as long as holder does not deviate from certain other requirements specified in the rule.  In addition, under the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996, similar protections to those accorded to lenders under CERCLA are also accorded to holders of security interests in underground tanks.  It should be noted, however, that liability for cleanup of contamination may be governed by state law, which may not provide for any specific protection for secured creditors.

Whether actions taken by a lender would constitute participation in the management of a mortgaged property, or the business of a borrower, so as to render the secured creditor exemption unavailable to a lender has been a matter of judicial interpretation of the statutory language, and court decisions have been inconsistent.  In 1990, the Court of Appeals for the Eleventh Circuit suggested that the mere capacity of the lender to influence a borrower’s decisions regarding disposal of hazardous substances was sufficient participation in the management of the borrower’s business to deny the protection of the secured creditor exemption to the lender, regardless of whether lender actually exercised such influence.

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This ambiguity appears to have been resolved by the enactment of the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996.  The legislation provides that in order to be deemed to have participated in the management of a mortgaged property, a lender must actually participate in the operational affairs of the property or the borrower.  The legislation also provides that participation in the management of the property does not include “merely having the capacity to influence, or unexercised right to control” operations.  Rather, a lender will lose the protection of the secured creditor exclusion only if it exercises decision-making control over the borrower’s environmental compliance and hazardous substance handling and disposal practices, or assumes day-to-day management of all operational functions of the secured property.  As noted above, the secured creditor exclusion does not govern liability for cleanup costs except under the federal laws discussed above.  In addition, certain other environmental conditions may be required to be addressed under other federal, state or local laws or in order to improve the marketability of a property.  Therefore, under certain circumstances, including but not limited to after foreclosure, a lender may incur costs under applicable laws or in order to improve the marketability of a property in connection with environmental conditions associated with that property, such as the presence or release of regulated materials in underground storage tanks, asbestos-containing material, lead paint or radon gas.  If a lender is or becomes liable, it can bring an action for contribution against any other “responsible parties” including a previous owner or operator, who created the environmental hazard, but those persons or entities may be bankrupt or otherwise judgment-proof.  It is conceivable that, the costs arising from such circumstances would result in a loss to securityholders.

At the time the loans were originated, no environmental assessments or very limited environmental assessments of the properties were conducted.

Rights of Redemption

In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property from the foreclosure sale.  In certain other states, including California, this right of redemption applies only to sales following judicial foreclosure, and not to sales pursuant to a non-judicial power of sale.  In most states where the right of redemption is available, statutory redemption may occur upon payment of the foreclosure purchase price, accrued interest and taxes.  In other states, redemption may be authorized if the former borrower pays only a portion of the sums due.  The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property.  The exercise of a right of redemption would defeat the title of any purchaser from the lender subsequent to foreclosure or sale under a deed of trust.  Consequently, the practical effect of the redemption right is to force the lender to retain the property and pay the expenses of ownership until the redemption period has run.  In some states, there is no right to redeem property after a trustee’s sale under a deed of trust.

Anti-Deficiency Legislation; Tax Liens

Certain states have imposed statutory and judicial restrictions that limit the remedies of a beneficiary under a deed of trust or a mortgagee under a mortgage.  In some states, including California, statutes and case law limit the right of the beneficiary or mortgagee to obtain a deficiency judgment against borrowers financing the purchase of their residence or following sale under a deed of trust or certain other foreclosure proceedings.  A deficiency judgment is a personal judgment against the borrower equal in most cases to the difference between the amount due to the lender and the fair market value of the real property at the time of the foreclosure sale, As a result of these prohibitions, it is anticipated that in most instances the servicer will utilize the non-judicial foreclosure remedy and will not seek deficiency judgments against defaulting borrowers.

Some state statutes require the beneficiary or mortgagee to exhaust the security afforded under a deed of trust or mortgage by foreclosure in an attempt to satisfy the full debt before bringing a personal action against the borrower.  In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without first exhausting that security; however, in some of these states, the lender, following judgment on such personal action, may be deemed to have elected a remedy and may be precluded from exercising remedies with respect to the security.  Consequently, the practical effect of the election requirement, when applicable, is that lenders will usually proceed first against the security rather than bringing a personal action against the borrower.  In

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some states, exceptions to the anti-deficiency statutes are provided for in certain instances where the value of the lender’s security has been impaired by acts or omissions of the borrower, for example, in the event of waste of the property.  Finally, other statutory provisions limit any deficiency judgment against the former borrower following a foreclosure sale to the excess of the outstanding debt over the fair market value of the property at the time of the public sale.  The purpose of these statutes is generally to prevent a beneficiary or a mortgagee from obtaining a large deficiency judgment against the former borrower as a result of low or no bids at the foreclosure sale.

With respect to “additional collateral loans,” realization upon the additional collateral may be governed by the UCC in effect under the law of the state applicable thereto.  The UCC prohibits or limits a deficiency award in some circumstances, including those in which the disposition of the additional collateral was not conducted in a commercially reasonable manner.  In some states, the UCC does not apply to liens upon additional collateral consisting of some types of personal property (including, for example, bank accounts and, to a certain extent, insurance policies and annuities).  Realization upon such additional collateral will be governed by state laws other than the UCC, and the availability of deficiency awards under such state laws may be limited.  Whether realization upon any additional collateral is governed by the UCC or by other state laws, the ability of secured parties to realize upon the additional collateral may be limited by statutory prohibitions that limit remedies in respect of the related mortgage loans.  Such limitations may affect secured parties either independently or in conjunction with statutory requirements that secured parties proceed against the related mortgaged properties first or against both such mortgaged properties and the additional collateral concurrently.

The federal tax laws provide priority to certain tax liens over the lien of a mortgage or secured party.  Moreover, the laws of certain states also give priority to certain tax and mechanics liens over the lien of a mortgage.

Bankruptcy Laws

In addition to anti-deficiency and related legislation, numerous other federal and state statutory provisions, including the United States Bankruptcy Code, 11 U.S.C. Sections 101 et seq. (the “Bankruptcy Code”), and state laws affording relief to debtors (together with the Bankruptcy Code, the “Bankruptcy Laws”) may interfere with or affect the ability of a secured mortgage lender to obtain payment of a mortgage loan, to realize upon collateral and/or enforce a deficiency judgment.  For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and interest or principal payments may not be made during the course of the bankruptcy case.  Foreclosure of an interest in real property of a debtor in a case under the Bankruptcy Code can typically occur only if the bankruptcy court vacates the stay, an action the court may be reluctant to take, particularly if the debtor has the prospect of restructuring his or her debts and the mortgage collateral is not deteriorating in value.  The delay and the consequences of the delay caused by an automatic stay can be significant.  Also, under the Bankruptcy Code, the filing of a petition in bankruptcy by or on behalf of a junior lienor (a subordinate lender secured by a mortgage on the property) may stay a senior lender from taking action to foreclose.

A homeowner may file for relief under the Bankruptcy Code under any of four different chapters of the Bankruptcy Code.  Under Chapter 7, the assets of the debtor are liquidated and a lender secured by a lien may “credit bid” (i.e., bid up to the amount of the debt) at the sale of the asset.  See “—Foreclosure/Repossession.”  A homeowner may also file for relief under Chapter 11 of the Bankruptcy Code and reorganize his or her debts through his or her reorganization plan.  Alternatively, a homeowner may file for relief under Chapter 13 of the Bankruptcy Code and address his or her debts in a rehabilitation plan.  Certain individuals are eligible to file under Chapter 12.

The Bankruptcy Code permits a mortgage loan that is secured by property that does not consist solely of the debtor’s principal residence to be modified without the consent of the lender provided certain substantive and procedural safeguards are met.  In such cases, the lender’s security interest may be reduced to the then-current value of the property as determined by the court if the value is less than the amount due on the loan, thereby leaving the lender as a general unsecured creditor for the difference between the value  of the collateral and the outstanding balance of the mortgage loan.  A borrower’s unsecured indebtedness will typically be discharged in full upon payment of a substantially reduced amount.  Other modifications to a mortgage loan may include a reduction in the

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amount of each scheduled payment, which reduction may result from a reduction in the rate of interest, an alteration of the repayment schedule, an extension of the final maturity date, and/or a reduction in the outstanding balance of the secured portion of the loan.  In certain circumstances, subject to the court’s approval, a debtor in a case under Chapter 11 of the Bankruptcy Code may have the power to grant liens senior to the lien of a mortgage.

A reorganization plan under Chapter 11 and a rehabilitation plan under Chapter 13 of the Bankruptcy Code may each allow a debtor to cure a default relating to a mortgage loan on its residence by paying arrearages over a period of time and to deaccelerate and reinstate the original mortgage loan payment schedule, even though the lender accelerated the loan and a final judgment of foreclosure has been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor’s petition under the Bankruptcy Code.  Under a Chapter 13 plan, curing of defaults must be accomplished within the five-year maximum term permitted for repayment plans, the term commencing when repayment plan becomes effective, while defaults may be cured over a longer period of time under a Chapter 11 plan of reorganization.

Generally, a repayment plan in a case under Chapter 13 and a plan of reorganization under Chapter 11 may not modify the claim of a mortgage lender if the borrower elects to retain the property, the property is the borrower’s principal residence and the property is the lender’s only collateral.  However, there have been recent proposals in Congress that would extend the ability of bankruptcy judges to modify the terms of mortgage loans in those situations where modification is not currently permitted.  Modifications are permissible when the mortgage loan is secured both by the debtor’s principal residence and by other collateral, such as appliances or furniture.

The general protection for mortgages secured only by the debtor’s principal residence is not applicable in a case under Chapter 13 if the last payment on the original payment schedule is due before the final date for payment under the debtor’s Chapter 13 plan (which date could be up to five years after the debtor emerges from bankruptcy).

State statutes and general principles of equity may also provide a mortgagor with means to halt a foreclosure proceeding or sale and to force a restructuring of a mortgage loan on terms a lender would not otherwise accept.

In a bankruptcy or similar proceeding of a mortgagor, actions may be taken seeking the recovery, as a preferential transfer or on other grounds, of any payments made by the mortgagor under the related mortgage loan prior to the bankruptcy or similar proceeding.  Payments may be protected from recovery as preferences in bankruptcy cases if they are payments in the ordinary course of business made on debts incurred in the ordinary course of business or if the value of the collateral exceeds the debt at the time of payment.  Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

A trustee in bankruptcy, in some cases, may be entitled to collect its costs and expenses in preserving or selling the mortgaged property ahead of a payment to the lender.  Under the Bankruptcy Code, if the court finds that actions of the mortgagee have been unreasonable and inequitable, the lien of the related mortgage may be subordinated to the claims of unsecured creditors.

A “deficient valuation” with respect to any mortgage loan is, generally, the excess of (a)(1) the then outstanding principal balance of the mortgage loan, plus (2) accrued and unpaid interest and expenses reimbursable under the terms of the related note to the date of the bankruptcy petition (collectively, the “outstanding balance”), over (b) a valuation by a court of competent jurisdiction of the mortgaged property which reduces the principal balance on such mortgage loan to an amount less than the outstanding balance of the mortgage loan, which valuation results from a proceeding initiated under the Bankruptcy Code.  As used in this prospectus, “deficient valuation” means, with respect to any mortgage loan, the deficient valuation described in the preceding sentence, without giving effect to clause (a)(2) thereof.  If the terms of a court order in respect of any retroactive deficient valuation provide for a reduction in the indebtedness of a mortgage loan, and the earlier maturity thereof, the term deficient valuation includes an additional amount equal to the excess, if any, of (a) the amount of principal that would have been due on such mortgage loan, for each month retroactively affected, based on the original payment terms and amortization schedule of such mortgage loan over (b) the amount of principal due on such mortgage loan, for each such retroactive month (assuming the effect of such retroactive application according to such mortgage loan’s revised amortization schedule).  A “debt service reduction” with respect to any mortgage loan, is, generally, a

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reduction in the scheduled monthly payment for such mortgage loan, by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, except such a reduction resulting from a deficient valuation.

Due-on-Sale Clauses

Each conventional loan generally will contain a due-on-sale clause which will generally provide that if the mortgagor or obligor sells, transfers or conveys the property, the loan or contract may be accelerated by the mortgagee or secured party.  Court decisions and legislative actions have placed substantial restrictions on the right of lenders to enforce these clauses in many states.  For instance, the California Supreme Court in August 1978 held that due-on-sale clauses were generally unenforceable.  However, the Garn-St. Germain Institutions Act of 1982 (the “Garn-St. Germain Act”), subject to certain exceptions, preempts state constitutional, statutory and case law prohibiting the enforcement of due-on-sale clauses.  As a result, due-on-sale clauses are generally enforceable except in those states whose legislatures exercised their authority to regulate the enforceability of the clauses with respect to mortgage loans that were (a) originated or assumed during the “window period” under the Garn-St. Germain Act which ended in all cases not later than October 15, 1982, and (b) originated by lenders other than national banks, federal savings institutions and federal credit unions.  Freddie Mac has taken the position in its published mortgage servicing standards that, out of a total of eleven “window period states,” five states (Arizona, Michigan, Minnesota, New Mexico and Utah) have enacted statutes extending, on various terms and for varying periods, the prohibition on enforcement of due-on-sale clauses with respect to certain categories of window period loans.  Also, the Garn-St, Germain Act does “encourage” lenders to permit assumption of loans at the original rate of interest or at some other rate less than the average of the original rate and the market rate.

As to loans secured by an owner-occupied residence, the Garn-St. Germain Act sets forth nine specific instances in which a mortgagee covered by the Garn-St. Germain Act may not exercise its rights under a due-on-sale clause, notwithstanding the fact that a transfer of the property may have occurred, The inability to enforce a due-on-sale clause may result in transfer of the related property to an uncreditworthy person, which could increase the likelihood of default or may result in a mortgage bearing an interest rate below the current market rate being assumed by a new home buyer, which may affect the average life of the loans and the number of loans which may extend to maturity.

In addition, under federal bankruptcy law, due-on-sale clauses may not be enforceable in bankruptcy proceedings and may, under certain circumstances, be eliminated in any modified mortgage resulting from such bankruptcy proceeding.

Prepayment Charges and Prepayments

Applicable regulations prohibit the imposition of a prepayment charge or equivalent fee for or in connection with the acceleration of a mortgage loan by exercise of a due-on-sale clause.  A mortgagee to whom a prepayment in full has been tendered will be compelled to give either a release of the mortgage or an instrument assigning the existing mortgage to a refinancing lender.

Some state laws restrict the imposition of prepayment charges even when the mortgage loans expressly provide for the collection of those charges.  The Alternative Mortgage Transaction Parity Act of 1982 (the “Parity Act”) permits the collection of prepayment charges in connection with some types of mortgage loans subject to the Parity Act, or Parity Act loans, preempting any contrary state law prohibitions.  However, some states may not recognize the preemptive authority of the Parity Act or have opted out of the Parity Act.   Moreover, the OTS, the agency that administered the application of the Parity Act to some types of mortgage lenders that are not chartered under federal law, withdrew its favorable regulations and opinions that previously authorized those lenders, notwithstanding contrary state law, to charge prepayment charges and late fees with respect to Parity Act loans originated on or after July 1, 2003.  Accordingly, it is possible that prepayment charges may not be collected on some mortgage loans that provide for the payment of these charges.  Any prepayment charges collected on mortgage loans may be available for distribution only to a specific class of securities or may not be available for distribution to any class of securities.  Prepayment charges may be retained by the servicer or by sub-servicers as additional servicing compensation.

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Please refer to the discussion under the heading “Financial Regulatory Legislative Reform and Related Regulations” below regarding federal regulation of prepayment charges.

Applicability of Usury Laws

Title V of the y Institutions Deregulation and Monetary Control Act of 1980, enacted in March 1980 (“Title V”) provides that state usury limitations shall not apply to certain types of residential first mortgage loans originated by certain lenders after March 31, 1980. Title V authorized the states to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitution provision which expressly rejects application of the federal law.  Fifteen states adopted such a law prior to the April 1, 1983 deadline.  In addition, even where Title V was not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V.

Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Servicemembers Civil Relief Act

Generally, under the terms of the Servicemembers Civil Relief Act formerly known as the Soldiers’ and Sailors’ Relief Act of 1940, (the “Relief Act”), a borrower who enters military service after the origination of his or her loan (including a borrower who is a member of the National Guard or is in reserve status at the time of the origination of the loan and is later called to active duty) may not be charged interest above an annual rate of 6% during the period of his or her active duty status, unless a court orders otherwise upon application of the lender.  It is possible that this interest rate limitation could have an effect, for an indeterminate period of time, on the ability of the servicer to collect full amounts of interest on certain of the loans.  Any shortfall in interest collections resulting from the application of the Relief Act could result in losses to securityholders.  The Relief Act also imposes limitations which would impair the ability of the servicer to foreclose on an affected loan during the borrower’s period of active duty status.  Moreover, the Relief Act permits the extension of a loan’s maturity and the re-adjustment of its payment schedule beyond the completion of military service.  Thus, in the event that a loan that is affected by the Relief Act goes into default, there may be delays and losses occasioned by the inability to realize upon the property in a timely fashion.

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LEGAL INVESTMENT

Each of the Class [   ], Class[   ] and Class [   ] Certificates constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”).  Classes of securities that qualify as mortgage related securities will be legal investments for persons, trusts, corporations, partnerships, associations, business trusts, and business entities (including depository institutions, life insurance companies and pension funds) created pursuant to or existing under the laws of the United States or of any state (including the District of Columbia and Puerto Rico) whose authorized investments are subject to state regulations to the same extent as, under applicable law, obligations issued by or guaranteed as to principal and interest by the United States or any such entities.  Under SMMEA, if a state enacted legislation prior to October 4, 1991 specifically limiting the legal investment authority of any of these entities with respect to mortgage related securities, securities will constitute legal investments for entities subject to such legislation only to the extent provided therein.  Approximately twenty-one states adopted such legislation prior to the October 4, 1991 deadline.  SMMEA provides, however, that in no event will the enactment of this type of legislation affect the validity of any contractual commitment to purchase, hold or invest in securities, or require the sale or other disposition of securities, so long as such contractually commitment was made or such securities were acquired prior to the enactment of the legislation.

SMMEA also amended the legal investment authority of federally chartered depository institutions as follows: federal savings and loan associations and federal savings banks may invest in, sell or otherwise deal in securities without limitations as to the percentage of their assets represented thereby, federal credit unions may invest in mortgage related securities, and national banks may purchase securities for their own account without regard to the limitations generally applicable to investment securities set forth in 12 U.S.C. 24 (Seventh), subject in each case to such regulations as the applicable federal authority may prescribe.  In this connection, federal credit unions should review the National Credit Union Administration (“NCUA”) Letter to Credit Unions No. 96, as modified by NCUA Letter to Credit Unions No. 108, which includes guidelines to assist federal credit unions in making investment decisions for mortgage related securities and the NCUA’s regulation “Investment and Deposit Activities” (12 C.F.R. Part 703), which sets forth certain restrictions on investments by federal credit unions in mortgage related securities (in each case whether or not the class of securities under consideration for purchase constituted a mortgage related security).

The Dodd-Frank Act removed the credit rating requirement in the term “mortgage related security” for purposes of SMMEA, and replaced it with a requirement to meet standards of creditworthiness as established by the SEC. The SEC has not yet established alternative standards of creditworthiness for purposes of SMMEA, although it is seeking public comment on the issue and has issued a transitional interpretation stating that until such alternative standards of creditworthiness are defined, the credit rating requirement previously included in the statute is still applicable. If and when alternative standards of creditworthiness are established, it is possible that one or more classes of certificates will not constitute “mortgage related securities” for purposes of SMMEA even if the certificates maintain the previously required ratings. This could have a negative impact on the liquidity and market value of your certificates.

Institutions whose investment activities are subject to regulation by federal or state authorities should review rules, policies and guidelines adopted from time to time by those authorities before purchasing any securities, as certain series, classes or subclasses may be deemed unsuitable investments, or may otherwise be restricted, under those rules, policies or guidelines, in certain instances irrespective of SMMEA.

The foregoing does not take into consideration the applicability of statutes, rules, regulations, orders, guidelines or agreements generally governing investments made by a particular investor, including, but not limited to, “prudent investor” provisions, percentage-of-assets limits, provisions which may restrict or prohibit investment in securities which are not “interest bearing” or “income paying,” and, with regard to any securities issued in book-entry form, provisions which may restrict or prohibit investments in securities which are issued in book-entry form.

Except as to the status of certain classes of securities as “mortgage related securities,” no representation is made as to the proper characterization of the securities for legal investment purposes, financial institution regulatory purposes, or other purposes, or as to the ability of particular investors to purchase securities under

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applicable legal investment restrictions.  The uncertainties described above, and any unfavorable future determinations concerning legal investment or financial institution regulatory characteristics of the securities, may adversely affect the liquidity of the securities.

Investors should consult their own legal advisors in determining whether and to what extent securities offered by this prospectus constitute legal investments for them.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the offered certificates. This discussion has been prepared with the advice of Orrick, Herrington & Sutcliffe LLP, counsel to the depositor. This discussion is directed solely to Certificateholders that hold the offered certificates as capital assets within the meaning of Section 1221 of the Code, and does not purport to discuss all federal income tax consequences that may be applicable to particular categories of investors, some of which (such as banks, insurance companies and foreign investors) may be subject to special rules. Further, the authorities on which this discussion, and the opinion of Orrick, Herrington & Sutcliffe LLP referred to below, are based are subject to change or differing interpretations, which could apply retroactively. In addition, opinions of counsel are not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts, and no rulings have been or will be sought from the IRS with respect to any of the federal income tax consequences discussed herein, and no assurance can be given that the IRS will not take contrary positions. Taxpayers and preparers of tax returns (including those filed by any REMIC or other issuer) should be aware that under applicable U.S. Treasury regulations a provider of advice on specific issues of law is not considered a tax return preparer unless the advice is given with respect to events that have occurred at the time the advice is rendered. Accordingly, taxpayers should consult their own tax advisors and tax return preparers regarding the preparation of any item on a tax return, even where the anticipated tax treatment has been discussed herein. In addition to the federal income tax consequences described herein, potential investors should consider the state and local tax consequences, if any, of the purchase, ownership and disposition of the Certificates. Certificateholders are advised to consult their own tax advisors concerning the federal, state, local or other tax consequences to them of the purchase, ownership and disposition of the Certificates offered hereunder. For purposes of this section, “Certificateholder” and “Holder” are defined as the beneficial owner of a Certificate.

The following discussion is based in part upon the rules governing original issue discount that are set forth in Sections 1271-1273 and 1275 of the Code and in the U.S. Treasury regulations issued thereunder (the “OID Regulations”), in part upon Sections 860A-860G of the Code (the “REMIC Provisions”) and the U.S. Treasury regulations issued thereunder (the “REMIC Regulations”), and on administrative rulings and judicial decisions, all as in effect on the date hereof. The OID Regulations do not adequately address certain issues relevant to, and in some instances provide that they are not applicable to, securities such as the Regular Certificates.

Classification of the REMICs

For federal income tax purposes, the issuing entity will consist of a pool of assets for which multiple elections will be made to treat such pool as a “real estate mortgage investment conduit” (or “REMIC”) within the meaning of Section 860D of the Code. The Class R Certificates will evidence ownership of the “residual interest” in the upper-tier REMIC. The Class LT-R Certificate will evidence ownership of the residual interest in each remaining REMIC formed pursuant to the pooling and servicing agreement. The offered certificates[, other than the Initial Exchangeable Certificates and the Exchangeable Certificates,] will represent ownership of a beneficial interest in one of the REMIC regular interests in the upper tier REMIC [and, as further described in the next paragraph, the Initial Exchangeable Certificates and the Exchangeable Certificates will represent ownership of a beneficial interest in a grantor trust that holds REMIC regular interests that correspond to the Initial Exchangeable Certificates in the related combinations specified in the pooling and servicing agreement]. Each of the REMIC regular interests held by the grantor trust and the offered certificates, other than the Initial Exchangeable Certificates and the Exchangeable Certificates, is referred to herein as a “Regular Certificate.”

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The arrangement pursuant to which each class of Initial Exchangeable Certificates and Exchangeable Certificates is created and administered (referred to herein as an “exchangeable subtrust”) will be classified as a grantor trust for federal income tax purposes. The exchangeable subtrust will hold REMIC regular interests that correspond to the Initial Exchangeable Certificates. The Initial Exchangeable Certificates and the Exchangeable Certificates will represent beneficial ownership of one or more Regular Certificates held by the exchangeable subtrust.

On the Closing Date, Orrick, Herrington & Sutcliffe LLP, counsel to the depositor, will deliver its opinion to the effect that, assuming (1) the making of appropriate elections, (2) compliance with all provisions of the pooling and servicing agreement without any waiver thereof and (3) compliance with applicable changes in the Code, including the REMIC Provisions, for federal income tax purposes, under existing law (a) each REMIC formed pursuant to the pooling and servicing agreement will be treated as a REMIC, (b) each class of Certificates (other than the residual certificates) will represent direct or indirect ownership of “regular interests” in the upper-tier REMIC, (c) the Class LT-R Certificates will represent ownership of the sole class of “residual interests” in each REMIC formed pursuant to the pooling and servicing agreement other than the upper-tier REMIC, (d) the Class R Certificates will represent ownership of the sole class of “residual interests” in the upper-tier REMIC and (e) the exchangeable subtrust will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and not as an association, a taxable mortgage pool or a publicly traded partnership taxable as a corporation.

If an entity electing to be treated as a REMIC, such as the trust, fails to comply with one or more of the ongoing requirements of the Code for such status during any taxable year, the Code provides that the entity will not be treated as a REMIC for such year and thereafter. In that event, such entity may be taxable as a corporation under U.S. Treasury regulations, and the related REMIC certificates may not be accorded the status or given the tax treatment described below. Although the Code authorizes the Treasury Department to issue regulations providing relief in the event of an inadvertent termination of REMIC status, no such regulations have been issued. Any such relief, moreover, may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of the trust’s income for the period in which the requirements for such status are not satisfied. The pooling and servicing agreement will include provisions with respect to the trust designed to maintain each REMIC’s status as a REMIC under the REMIC Provisions. It is not anticipated that the status of any REMIC as a REMIC will be inadvertently terminated.

Characterization of Investments in Regular Certificates

Each holder of a Regular Certificate is deemed to own an undivided beneficial ownership interest in a REMIC regular interest.

The Regular Certificates will be treated as assets described in Section 7701(a)(19)(C) of the Code, and as “real estate assets” under Section 856(c)(5)(B) of the Code, generally, in the same proportion that the assets of the trust, exclusive of the assets not included in any REMIC, would be so treated. Moreover, if 95% or more of the assets of the REMIC qualify for any of the foregoing treatments at all times during a calendar year, the Regular Certificates will qualify for the corresponding status in their entirety for that calendar year. In addition, the interest derived from each class of the Regular Certificates will be “interest on obligations secured by interests in real property” for purposes of section 856(c)(3) of the Code to the extent that those Regular Certificates are treated as “real estate assets” within the meaning of Section 856(c)(4)(A) of the Code. Each of the REMICs formed under the pooling and servicing agreement will be treated as a single REMIC for purposes of determining the extent to which the Regular Certificates and the income thereon will be treated as such assets and income.

Taxation of Owners of Regular Certificates

General. Except as otherwise stated in this discussion, the Regular Certificates will be treated for federal income tax purposes as debt instruments issued by a REMIC. Moreover, Holders of Regular Certificates that otherwise report income including stated interest under a cash method of accounting will be required to report income with respect to the Regular Certificates under an accrual method.

Original Issue Discount. For federal income tax reporting purposes, the interest-only Regular Certificates will, and certain other classes of Regular Certificates may, be issued with original issue discount.

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Any holders of Regular Certificates issued with original issue discount generally will be required to include original issue discount in income as it accrues, in accordance with the method described below, in advance of the receipt of the cash attributable to such income. In addition, Section 1272(a)(6) of the Code provides special rules applicable to any Regular Certificates issued with original issue discount. Regulations have not been issued under that section.

Section 1272(a)(6) of the Code requires that a prepayment assumption be used with respect to the underlying debt instruments in computing the accrual of original issue discount if payments under the issued debt instruments may be accelerated by reason of prepayments of such underlying debt instruments, and that adjustments be made in the amount and rate of accrual of such discount to reflect differences between the actual prepayment rate and such prepayment assumption. Such prepayment assumption is to be determined in a manner prescribed in U.S. Treasury regulations; however, as noted above, those regulations have not been issued. The Conference Committee Report (the “Committee Report”) of the Tax Reform Act of 1986 indicates that the regulations will provide that the prepayment assumption used with respect to a Regular Certificate for federal income tax purposes must be the same as that used in pricing the initial offering of such Certificate. The prepayment assumption that will be used in determining the rate of accrual of original issue discount, if any, for federal income tax purposes (the “Tax Prepayment Assumption”) is 15% CPR as described in “Yield, Prepayment and Maturity Considerations—Weighted Average Life.” No representation is made that the Mortgage Loans will prepay at such rate or at any other rate.

The original issue discount, if any, on a Regular Certificate will be the excess of its stated redemption price at maturity over its issue price. The issue price of a particular class of Regular Certificates will be the first cash price at which a substantial amount of Regular Certificates of that class is sold (excluding sales to bond houses, brokers and underwriters). If less than a substantial amount of a particular class of Regular Certificates is sold for cash on or prior to the Closing Date, the issue price for such class will be the fair market value of such class on the Closing Date. Under the OID Regulations, the stated redemption price of a Regular Certificate is equal to the total of all payments to be made on such Regular Certificate other than “qualified stated interest.” Qualified stated interest is interest that is unconditionally payable at least annually (during the entire term of the instrument) at a single fixed rate, or at a “qualified floating rate,” an “objective rate,” a combination of a single fixed rate and one or more “qualified floating rates” or one “qualified inverse floating rate,” or a combination of “qualified floating rates” that does not operate in a manner that accelerates or defers interest payments on such Regular Certificate.

Notwithstanding the general definition of original issue discount, original issue discount on a Regular Certificate will be considered to be de minimis if it is less than 0.25% of the stated redemption price of the Regular Certificate multiplied by its weighted average life. For this purpose, the weighted average life of the Regular Certificate is computed as the sum of the amounts determined, as to each payment included in the stated redemption price of such Regular Certificate, by multiplying (i) the number of complete years (rounding down for partial years) from the issue date until such payment is expected to be made (presumably taking into account the Tax Prepayment Assumption) by (ii) a fraction, the numerator of which is the amount of the payment, and the denominator of which is the stated redemption price at maturity of such Regular Certificate. Under the OID Regulations, original issue discount of only a de minimis amount will be included in income as each payment of stated principal is made, based on the product of the total amount of such de minimis original issue discount and a fraction, the numerator of which is the amount of such principal payment and the denominator of which is the outstanding stated principal amount of the Regular Certificate. Alternatively, the OID Regulations also would permit a Certificateholder to elect to accrue de minimis original issue discount into income currently based on a constant yield method.

If original issue discount on a Regular Certificate is in excess of a de minimis amount, the Holder of such Regular Certificate must include in ordinary gross income the sum of the “daily portions” of original issue discount for each day during its taxable year on which it held such Regular Certificate, including the purchase date but excluding the disposition date. In the case of an original Holder of a Regular Certificate, the daily portions of original issue discount will be determined as follows. As to each Interest Accrual Period, a calculation will be made of the portion of the original issue discount that accrued during such accrual period. The portion of original issue discount that accrues in any accrual period will equal the excess, if any, of (i) the sum of (A) the present value, as of the end of the accrual period, of all of the distributions remaining to be made on the Regular Certificate, if any, in future periods and (B) the distributions made on such Regular Certificate during the accrual period of amounts included in the stated redemption price, over (ii) the adjusted issue price of such Regular Certificate at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence will be

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calculated (i) assuming that distributions on the Regular Certificate will be received in future periods based on the Mortgage Loans being prepaid at rates equal to the Tax Prepayment Assumption, (ii) using a discount rate equal to the original yield to maturity of the Regular Certificate and (iii) taking into account events (including actual prepayments) that have occurred before the close of the accrual period. For these purposes, the original yield to maturity of the Regular Certificate will be calculated based on its issue price and assuming that distributions on the Regular Certificate will be made in all accrual periods based on the Mortgage Loans being prepaid at rates equal to the Tax Prepayment Assumption. The adjusted issue price of a Regular Certificate at the beginning of any accrual period will equal the issue price of such Regular Certificate, increased by the aggregate amount of original issue discount that accrued with respect to such Regular Certificate in prior accrual periods, and reduced by the amount of any distributions made on such Regular Certificate in prior accrual periods of amounts included in the stated redemption price. The original issue discount accruing during any accrual period, computed as described above, will be allocated ratably to each day during the accrual period to determine the daily portion of original issue discount for such day.

A subsequent purchaser of a Regular Certificate that purchases such Regular Certificate at a cost (excluding any portion of such cost attributable to accrued qualified stated interest) less than its remaining stated redemption price will also be required to include in gross income the daily portions of any original issue discount with respect to such Regular Certificate. However, each such daily portion will be reduced, if such cost is in excess of its “adjusted issue price,” in proportion to the ratio such excess bears to the aggregate original issue discount remaining to be accrued on such Regular Certificate. The adjusted issue price of a Regular Certificate on any given day equals the sum of (i) the adjusted issue price (or, in the case of the first accrual period, the issue price) of such Regular Certificate at the beginning of the accrual period which includes such day and (ii) the daily portions of original issue discount for all days during such accrual period prior to such day minus any principal payments made during the accrual period prior to that day for the Regular Certificate.

If the method for computing original issue discount described above results in a negative amount for any period with respect to a Holder of a Regular Certificate, the amount of original issue discount allocable to that period would be zero and the Certificateholder will be permitted to offset that negative amount only against future original issue discount, if any, attributable to that Regular Certificate.

Market Discount. A Certificateholder that purchases a Regular Certificate at a market discount, that is, in the case of a Regular Certificate issued without original issue discount, at a purchase price less than its remaining stated principal amount or, in the case of a Regular Certificate issued with original issue discount, at a purchase price less than its adjusted issue price, will recognize income upon receipt of each distribution representing stated redemption price.

In particular, under Section 1276 of the Code such a Certificateholder generally will be required to allocate the portion of each such distribution representing stated redemption price first to accrued market discount not previously included in income, and to recognize ordinary income to that extent. A Certificateholder may elect to include market discount in income currently as it accrues rather than including it on a deferred basis in accordance with the foregoing. If made, such election will apply to all market discount bonds acquired by such Certificateholder on or after the first day of the first taxable year to which such election applies. In addition, the OID Regulations permit a Certificateholder to elect to accrue all interest and discount (including de minimis market or original issue discount) in income as interest, and to amortize premium, based on a constant yield method. If such an election were made with respect to a Regular Certificate with market discount, the Certificateholder would be deemed to have made an election to include currently market discount in income with respect to all other debt instruments having market discount that such Certificateholder acquires during the taxable year of the election or thereafter, and possibly previously acquired instruments. Similarly, a Certificateholder that made this election for a Regular Certificate that is acquired at a premium would be deemed to have made an election to amortize bond premium with respect to all debt instruments having amortizable bond premium that such Certificateholder owns or acquires. See “—Taxation of Owners of Regular Certificates—Premium” below. Each of these elections to accrue interest, discount and premium with respect to a Regular Certificate on a constant yield method or as interest may not be revoked without the consent of the IRS.

However, market discount with respect to a Regular Certificate will be considered to be de minimis for purposes of Section 1276 of the Code if such market discount is less than 0.25% of the remaining stated redemption

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price of such Regular Certificate multiplied by the number of complete years to maturity remaining after the date of its purchase. In interpreting a similar rule with respect to original issue discount on obligations payable in installments, the OID Regulations refer to the weighted average maturity of obligations, and it is likely that the same rule will be applied with respect to market discount, presumably taking into account the Tax Prepayment Assumption. If market discount is treated as de minimis under this rule, it appears that the actual discount would be treated as described in the first sentence of the preceding paragraph. Such treatment may result in discount being included in income at a slower rate than discount would be required to be included in income using the method described above.

Section 1276(b)(3) of the Code specifically authorizes the Treasury Department to issue regulations providing for the method for accruing market discount on debt instruments, the principal of which is payable in more than one installment. Until regulations are issued by the Treasury Department, certain rules described in the Committee Report apply. The Committee Report indicates that in each accrual period market discount on Regular Certificates should accrue, at the Certificateholder’s option: (i) on the basis of a constant yield method, (ii) in the case of a Regular Certificate issued without original issue discount, in an amount that bears the same ratio to the total remaining market discount as the stated interest paid in the accrual period bears to the total amount of stated interest remaining to be paid on the Regular Certificate as of the beginning of the accrual period or (iii) in the case of a Regular Certificate issued with original issue discount, in an amount that bears the same ratio to the total remaining market discount as the original issue discount accrued in the accrual period bears to the total original issue discount remaining on the Regular Certificate at the beginning of the accrual period. Moreover, the Tax Prepayment Assumption is used in calculating the accrual of market discount. Because the regulations referred to in this paragraph have not been issued, it is not possible to predict what effect such regulations might have on the tax treatment of a Regular Certificate purchased at a discount in the secondary market.

To the extent that Regular Certificates provide for monthly or other periodic distributions throughout their term, the effect of these rules may be to require market discount to be includible in income at a rate that is not significantly slower than the rate at which such discount would accrue if it were original issue discount. Moreover, in any event a Holder of a Regular Certificate generally will be required to treat a portion of any gain on the sale or exchange of such Regular Certificate as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income.

Further, under Section 1277 of the Code a Holder of a Regular Certificate may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Regular Certificate purchased with market discount. For these purposes, the de minimis rule referred to above applies. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includible in income. If such Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by such Holder in that taxable year or thereafter, the interest deferral rule described above will not apply.

Premium. A Regular Certificate purchased at a cost (excluding any portion of such cost attributable to accrued qualified stated interest) greater than its remaining stated redemption price will be considered to be purchased at a premium. The Holder of such a Regular Certificate may elect under Section 171 of the Code to amortize such premium under the constant yield method over the life of the Regular Certificate. If made, such an election will apply to all debt instruments having amortizable bond premium that the Holder owns or subsequently acquires. Amortizable premium will be treated as an offset to interest income on the related debt instrument, rather than as a separate interest deduction. The OID Regulations also permit Certificateholders to elect to include all interest, discount and premium in income based on a constant yield method, further treating the Certificateholder as having made the election to amortize premium generally. See “—Taxation of Owners of Regular Certificates—Market Discount” above. The Committee Report states that the same rules that apply to accrual of market discount (which rules will require use of a prepayment assumption for accruing market discount with respect to Regular Certificates without regard to whether such Regular Certificates have original issue discount) will also apply in amortizing bond premium under Section 171 of the Code. Whether any Holder of the Regular Certificates will be treated as holding a certificate with amortizable bond premium will depend on such Certificateholder’s purchase price and the distributions remaining to be made on such Regular Certificate at the time of its acquisition by such

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Certificateholder. Holders of such classes of Regular Certificates should consult their tax advisors regarding the possibility of making an election to amortize such premium.

Realized Losses. Under Section 166 of the Code, both corporate holders of Regular Certificates and noncorporate holders of Regular Certificates that acquire such Regular Certificates in connection with a trade or business should be allowed to deduct, as ordinary losses, any losses sustained during a taxable year in which their Regular Certificates become wholly or partially worthless as the result of one or more Realized Losses on the Mortgage Loans that are allocable to such Regular Certificates. However, it appears that a noncorporate holder that does not acquire a Regular Certificate in connection with its trade or business will not be entitled to deduct a loss under Section 166 of the Code until such holder’s Regular Certificate becomes wholly worthless (i.e., until its Certificate Principal Balance has been reduced to zero) and that the loss will be characterized as a short-term capital loss.

Each holder of a Regular Certificate will be required to accrue interest and original issue discount with respect to such Regular Certificate, without giving effect to any reductions in distributions attributable to a default or delinquency on the Mortgage Loans until it can be established that any such reduction ultimately will not be recoverable. As a result, the amount of taxable income reported in any period by the holder of a Regular Certificate could exceed the amount of economic income actually realized by the holder in such period. Although the holder of a Regular Certificate eventually will recognize a loss or reduction in income attributable to previously accrued and included income that as the result of a Realized Loss ultimately will not be realized, the law is unclear with respect to the timing and character of such loss or reduction in income.

Sales of Certificates. If a Regular Certificate is sold, the selling Certificateholder will recognize gain or loss equal to the difference between the amount realized on the sale and its adjusted basis in the Regular Certificate. The adjusted basis of a Regular Certificate generally will equal the cost of such Regular Certificate to such Certificateholder, increased by income reported by such Certificateholder with respect to such Regular Certificate (including original issue discount and market discount income) and reduced (but not below zero) by distributions on such Regular Certificate received by such Certificateholder and by any amortized premium.

Except as provided below, any such gain or loss will be capital gain or loss, provided such Regular Certificate is held as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. Gain from the sale of a Regular Certificate that might otherwise be capital gain will be treated as ordinary income to the extent such gain does not exceed the excess, if any, of (i) the amount that would have been includible in the seller’s income with respect to such Regular Certificate assuming that income had accrued thereon at a rate equal to 110% of the “applicable Federal rate” (generally, a rate based on an average of current yields on U.S. Treasury securities having a maturity comparable to that of the Regular Certificate based on the application of the Tax Prepayment Assumption to such Regular Certificate, which rate is computed and published monthly by the IRS), determined as of the date of purchase of such Regular Certificate, over (ii) the amount of ordinary income actually includible in the seller’s income prior to such sale. In addition, gain recognized on the sale of a Regular Certificate by a seller who purchased such Regular Certificate at a market discount will be taxable as ordinary income in an amount not exceeding the portion of such discount that accrued during the period such Regular Certificate was held by such holder, reduced by any market discount included in income under the rules described above under “—Taxation of Owners of Regular Certificates—Market Discount.”

The Regular Certificates will be “evidences of indebtedness” within the meaning of Section 582(c)(1) of the Code, so that gain or loss recognized from the sale of a Regular Certificate by a bank or thrift institution to which such section applies will be ordinary income or loss.

A portion of any gain from the sale of a Regular Certificate that might otherwise be capital gain may be treated as ordinary income to the extent that such Regular Certificate is held as part of a “conversion transaction” within the meaning of Section 1258 of the Code. A conversion transaction generally is one in which the taxpayer has taken two or more positions in the same or similar property that reduce or eliminate market risk, if substantially all of the taxpayer’s return is attributable to the time value of the taxpayer’s net investment in such transaction. The amount of gain so realized in a conversion transaction that is recharacterized as ordinary income generally will not exceed the amount of interest that would have accrued on the taxpayer’s net investment at 120% of the appropriate

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“applicable Federal rate” at the time the taxpayer enters into the conversion transaction, subject to appropriate reduction for prior inclusion of interest and other ordinary income items from the transaction.

A taxpayer may elect to have net capital gain taxed at ordinary income rates rather than capital gains rates in order to include such net capital gain in total net investment income for the taxable year, for purposes of the rule that limits the deduction of interest on indebtedness incurred to purchase or carry property held for investment to a taxpayer’s net investment income.

Tax Treatment of Initial Exchangeable Certificates and Exchangeable Certificates

An Initial Exchangeable Certificate or an Exchangeable Certificate represents beneficial ownership of one or more of the Regular Certificates held by the exchangeable subtrust. A purchaser must allocate its basis in such a certificate among the Regular Certificates in the subtrust that correspond to the certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of such certificate, the holder must allocate the amount received on the sale among the Regular Certificates in the subtrust that correspond to the certificate in accordance with their relative fair market values as of the time of sale.

The holder of an Initial Exchangeable Certificate or an Exchangeable Certificate must account separately for each Regular Certificate that comprises such certificate and should account for such Regular Certificate as described above under “—Taxation of Owners of Regular Certificates.”

An exchange of an interest in one or more Initial Exchangeable Certificates for an interest in one or more Exchangeable Certificates, or vice versa, is not a taxable exchange. After the exchange, the holder is treated as continuing to own the interests in the Regular Certificates that it beneficially owned immediately before the exchange.

Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if an Initial Exchangeable Certificate or Exchangeable Certificate represents beneficial ownership of two or more Regular Certificates, those Regular Certificates could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Regular Certificates underlying an Initial Exchangeable Certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate were to (i) exchange that Initial Exchangeable Certificate or Exchangeable Certificate for the related underlying Regular Certificates (or separate Initial Exchangeable Certificates or Exchangeable Certificates representing each underlying Regular Certificate), (ii) sell one of those related Regular Certificates (or Initial Exchangeable Certificates or Exchangeable Certificates representing such Regular Certificates) and (iii) retain one or more of the remaining related Regular Certificates (or Initial Exchangeable Certificates or Exchangeable Certificates representing such Regular Certificates), the beneficial owner might be treated as having engaged in a “coupon stripping” or “bond stripping” transaction within the meaning of Section 1286 of the Code. Under Section 1286 of the Code, a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the original Initial Exchangeable Certificate or Exchangeable Certificate between the related underlying Regular Certificates sold and the related Regular Certificates retained in proportion to their relative fair market values as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the Regular Certificates (or Initial Exchangeable Certificates or Exchangeable Certificates representing such Regular Certificates) sold using its basis allocable to those Regular Certificates. Also, the beneficial owner then must treat the Regular Certificates underlying the Initial Exchangeable Certificates or Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner’s basis allocable to those Regular Certificates. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the Regular Certificates retained based on the beneficial owner’s basis in those Regular Certificates.

As a result, when compared to treating each Regular Certificate underlying an Initial Exchangeable Certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Regular Certificates underlying an Initial Exchangeable Certificate or Exchangeable Certificate could affect the timing and character of

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income recognized by a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate. Moreover, if Section 1286 of the Code were to apply to a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the Securities Administrator. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Initial Exchangeable Certificate or Exchangeable Certificates and due to the Securities Administrator’s lack of information necessary to report computations that might be required by Section 1286 of the Code, the Securities Administrator will treat each Regular Certificate underlying an Initial Exchangeable Certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Regular Certificates underlying an Initial Exchangeable Certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to the Initial Exchangeable Certificate or Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Regular Certificates underlying the Initial Exchangeable Certificate and Exchangeable Certificates should be aggregated for original issue discount purposes.

Prohibited Transactions and Other Possible REMIC Taxes

The Code imposes a tax on REMICs equal to 100% of the net income derived from “prohibited transactions” (a “Prohibited Transactions Tax”). In general, subject to certain specified exceptions a prohibited transaction means the disposition of a Mortgage Loan, the receipt of income from a source other than a Mortgage Loan or certain other permitted investments, the receipt of compensation for services, or gain from the disposition of an asset purchased with the payments on the Mortgage Loans for temporary investment pending distribution on the Certificates. Net gain on the sale of the assets of a REMIC pursuant to a qualified liquidation is not subject to a Prohibited Transactions Tax. It is not anticipated that any REMIC created by the pooling and servicing agreement will engage in any prohibited transactions in which it would recognize a material amount of net income. However, if a Mortgage Loan becomes subject to an eminent domain proceeding as described under “The Pooling and Servicing Agreement—Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition” above, and the Mortgage Loan is sold as a result of such proceeding, the proceeds, if any, that are realized in excess of the REMIC’s tax basis in such Mortgage Loan generally would be subject to a 100% prohibited transaction tax, unless the sale is incident to the foreclosure, default or imminent default of the Mortgage Loan.

In addition, certain contributions to a REMIC made after the day on which the REMIC issues all of its interests could result in the imposition of a tax on the REMIC equal to 100% of the value of the contributed property (a “Contributions Tax”). The pooling and servicing agreement will include provisions designed to prevent the acceptance of any contributions that would be subject to such tax.

REMICs also are subject to federal income tax at the highest corporate rate on “net income from foreclosure property,” determined by reference to the rules applicable to real estate investment trusts. “Net income from foreclosure property” generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust. It is not anticipated that any REMIC created by the pooling and servicing agreement will recognize “net income from foreclosure property” subject to federal income tax.

To the extent permitted by then applicable laws, any Prohibited Transactions Tax, Contributions Tax, tax on “net income from foreclosure property” or state or local income or franchise tax that may be imposed on any REMIC will be borne by the Master Servicer, the Servicer, the Securities Administrator or the Trustee in any such case out of its own funds, provided that the Master Servicer, the Servicer, the Securities Administrator or the Trustee, as the case may be, has sufficient assets to do so, and provided further that such tax arises solely out of a breach of the Master Servicer’s, the Servicer’s, the Securities Administrator’s or the Trustee’s obligations, as the case may be, under the pooling and servicing agreement or the Servicing Agreement, as applicable, and in respect of compliance with applicable laws and regulations. Any such tax not borne by the Master Servicer, the Servicer, the Securities Administrator or the Trustee will be charged against the Trust resulting in a reduction in amounts payable to holders of the related Regular Certificates.

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Termination

Each of the REMICs constituting the trust fund will terminate immediately after the Distribution Date following receipt by the trust fund of the final payment in respect of the Mortgage Loans or upon a sale of the trust fund’s assets following the establishment by the Securities Administrator of a 90-day liquidation period for each such REMIC specifying the first day in the 90-day liquidation period in a statement attached to such REMIC’s final tax return. The last distribution on a Regular Certificate will be treated as a payment in retirement of a debt instrument.

If a REMIC sells all of its assets pursuant to a qualified liquidation, the REMIC will not be subject to a Prohibited Transactions Tax on any gain received on such assets, but will recognize gain or loss on such sale that will be included in the computation of REMIC taxable income allocated to the related residual certificateholders for the calendar quarter in which such sale occurs. It is anticipated that any liquidation of the trust fund’s assets will be conducted so as to qualify as a qualified liquidation within the meaning of the REMIC Provisions. See “—Prohibited Transactions and Other Possible REMIC Taxes” herein.

Reporting and Other Administrative Matters

The Securities Administrator will file REMIC federal income tax returns on behalf of each REMIC, and under the terms of the pooling and servicing agreement, the Securities Administrator will be irrevocably appointed by the holder of the largest percentage interest in each class of the Residual Certificates as its agent to perform all of the duties of the “tax matters person” with respect to the related REMIC in all respects. The “tax matters person” for each such REMIC will be the holder of Certificates evidencing the largest percentage interest in the class of residual certificates constituting the sole class of “residual interests” in such REMIC. Solely for purposes of the administrative provisions of the Code, each REMIC constituting the trust fund will be treated as a partnership and the related residual certificateholders will be treated as partners. As agent for the tax matters person, the Securities Administrator will, subject to certain notice requirements and various restrictions and limitations, generally have the authority to act on behalf of each REMIC constituting the trust fund and the related residual certificateholders in connection with the administrative and judicial review of items of income, deduction, gain or loss of the REMIC, as well as the REMIC’s classification. None of the REMICs constituting the trust fund will be registered as a tax shelter pursuant to Section 6111 of the Code because it is not anticipated that any such REMIC will have a net loss for any of the first five taxable years of its existence.

Reporting of interest income, including any original issue discount, with respect to Regular Certificates is required annually, and may be required more frequently under U.S. Treasury regulations. These information reports generally are required to be sent to individual holders of regular interests and the IRS; holders of Regular Certificates that are corporations, trusts, securities dealers and certain other non-individuals will be provided interest and original issue discount income information and the information set forth in the following paragraph upon request in accordance with the requirements of the applicable regulations. The information must be provided by the later of 30 days after the end of the quarter for which the information was requested, or two weeks after the receipt of the request. The related REMIC must also comply with rules requiring a Regular Certificate issued with original issue discount to disclose on its face the amount of original issue discount and the issue date, and requiring such information to be reported to the IRS. Reporting with respect to the residual certificates, including income, excess inclusions, investment expenses and relevant information regarding qualification of the related REMIC’s assets will be made as required under the U.S. Treasury regulations, generally on a quarterly basis.

As applicable, the Regular Certificate information reports will include a statement of the adjusted issue prices of the Regular Certificates at the beginning of each accrual period. In addition, the reports will include information required by regulations with respect to computing the accrual of any market discount. Because exact computation of the accrual of market discount on a constant yield method requires information relating to the holder’s purchase price that the Securities Administrator will not have, such regulations only require that information pertaining to the appropriate proportionate method of accruing market discount be provided. See “—Taxation of Owners of Regular Certificates—Market Discount” herein.

The Securities Administrator will also be responsible for income tax reporting in respect of the exchangeable subtrust, and will furnish the Initial Exchangeable Certificateholders and Exchangeable

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Certificateholders with information from time to time in accordance with the requirements of the pooling and servicing agreement. Because the timing and amount of income, gain, deduction and loss in respect to the Initial Exchangeable Certificates and Exchangeable Certificates are uncertain in various respects, there can be no assurance the IRS will agree with the Securities Administrator’s information reports of these items. Moreover, these information reports, even if otherwise accepted as accurate by the IRS, will in any event be accurate only as to initial holders that purchased Initial Exchangeable Certificates and Exchangeable Certificates at the representative initial offering price used in preparing the reports. The IRS has published regulations that establish a reporting framework for interests in "widely held fixed investment trusts" that place the responsibility of reporting on the person in the ownership chain who holds an interest for a beneficial owner. A widely held fixed investment trust is defined as an entity classified as a "trust" under Treasury Regulations Section 301.7701-4(c), in which any interest is held by a middleman, which includes, but is not limited to (i) a custodian of a person’s account, (ii) a nominee and (iii) a broker holding an interest for a customer in "street name."

The responsibility for complying with the foregoing reporting rules will be borne by the Securities Administrator.

Backup Withholding With Respect to Offered Certificates

Payments of interest and principal, as well as payments of proceeds from the sale of offered certificates, may be subject to the “backup withholding tax” under Section 3406 of the Code if recipients of such payments fail to furnish to the payor certain information, including their taxpayer identification numbers, or otherwise fail to establish an exemption from such tax. Any amounts deducted and withheld from a distribution to a recipient would be allowed as a credit against such recipient’s federal income tax. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner.

Foreign Investors in Offered Certificates

A holder of the offered certificates that is not a “United States person” (as defined below) and is not subject to federal income tax as a result of any direct or indirect connection to the United States in addition to its ownership of an offered certificate will not be subject to United States federal income or withholding tax in respect of a distribution on an offered certificate, provided that the holder complies to the extent necessary with certain identification requirements (including delivery of a statement, signed by the Certificateholder under penalties of perjury, certifying that such Certificateholder is not a United States person and providing the name and address of such Certificateholder). This statement is generally made on IRS Form W-8BEN or W-8BEN-E, as applicable, and must be updated whenever required information has changed or within 3 calendar years after the statement is first delivered. For these purposes, “United States person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision thereof (except, in the case of a partnership, to the extent provided in regulations), or an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. To the extent prescribed in regulations by the Secretary of the Treasury, a trust which was in existence on August 20, 1996 (other than a trust treated as owned by the grantor under Subpart E of Part I of Subchapter J of Chapter 1 of the Code), and which was treated as a United States person on August 19, 1996, may elect to continue to be treated as a United States person notwithstanding the previous sentence. It is possible that the IRS may assert that the foregoing tax exemption should not apply with respect to an offered certificate held by a Certificateholder that owns directly or indirectly a 10% or greater interest in the residual certificates. If the holder does not qualify for exemption, distributions of interest, including distributions in respect of accrued original issue discount, to such holder may be subject to a tax rate of 30%, subject to reduction under any applicable tax treaty.

Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof.

176

In addition, the foregoing rules will not apply to exempt a United States shareholder of a controlled foreign corporation from taxation on such United States shareholder’s allocable portion of the interest income received by such controlled foreign corporation.

Further, it appears that an offered certificate would not be included in the estate of a non-resident alien individual and would not be subject to United States estate taxes. However, Certificateholders who are non-resident alien individuals should consult their tax advisors concerning this question.

Foreign Account Tax Compliance Act

An offered certificateholder that is not a “United States person” should be aware of recent legislation commonly known as FATCA and related administrative guidance that impose a 30% United States withholding tax on certain payments (including interest payments in respect of offered certificates and, beginning January 1, 2019, gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, of offered certificates) made to a non-United States entity that fails to take required steps to provide information regarding its “United States accounts” or its direct or indirect “substantial United States owners,” as applicable, or to certify that it has no such accounts or owners. Various exceptions are provided under the legislation and related administrative guidance. Foreign investors should consult their own tax advisors regarding the application and impact of FATCA based upon their particular circumstances. The trust will not be obligated to pay any additional amounts to “gross up” payments to the certificateholders or beneficial owners of the offered certificates as a result of any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or government charges with respect to payments in respect of the offered certificates.

Medicare Tax

A certificateholder that is a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% “Medicare tax” on the lesser of (1) the certificateholder’s “net investment income” for the relevant taxable year and (2) the excess of the certificateholder’s modified gross income for the taxable year over a certain threshold. Such certificateholder’s “net investment income” may generally include, among other items, certain interest, dividends, gain, and other types of income from investments, minus the allowable deductions that are properly allocable to that gross income or net gain. A certificateholder that is a United States person that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to certain payments on the offered certificates.

Changes Made by the Bipartisan Budget Act of 2015

On November 2, 2015, the Bipartisan Budget Act of 2015 (the “2015 Budget Act”) was signed into law, which includes new audit rules affecting entities treated as partnerships, their partners and the persons that are authorized to represent entities treated as partnerships in IRS audits and related procedures. Under the 2015 Budget Act, these rules will also apply to REMICs, the holders of their residual interests and the trustees authorized to represent REMICs in IRS audits and related procedures (“tax matters persons” or “TMPs”). These new audit rules are scheduled to become effective for taxable years beginning with 2018 and will apply to both new and existing REMICs.

In addition to other changes, under the 2015 Budget Act, (1) unless a REMIC elects otherwise, taxes arising from IRS audit adjustments are required to be paid by the REMIC rather than by its residual interest holders, (2) a REMIC appoints one person to act as its sole representative in connection with IRS audits and related procedures and that representative’s actions, including agreeing to adjustments to REMIC taxable income, will be binding on residual interest holders more so than a TMP’s actions under the current rules and (3) if the IRS makes an adjustment to a REMIC’s taxable year, the holders of residual interests for the audited taxable year may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year.

177

The parties responsible for the tax administration of the REMICs described herein will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that a REMIC’s residual interest holders, to the fullest extent possible, rather than the REMIC itself, will be liable for any taxes arising from audit adjustments to the REMIC’s taxable income. It is unclear how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Residual interest holders should discuss with their own tax advisors the possible effect of the new rules on them.

Tax Return Disclosure Requirements

Legislation and Treasury Department pronouncements directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Taxpayers are required to report certain information on IRS Form 8886 if they participate in a “reportable transaction” (as defined under U.S. Treasury regulations promulgated under Section 6011 of the Code). A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to file timely an information return with the IRS with respect to a “reportable transaction.” The rules defining “reportable transactions” are complex and include, among other categories of transactions, transactions that result in certain losses that exceed threshold amounts. Certificateholders are encouraged to consult their own tax advisors regarding any possible disclosure obligations in light of their particular circumstances.

STATE AND OTHER TAX CONSEQUENCES

In addition to the federal income tax consequences described under “Certain Material Federal Income Tax Consequences” herein, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the Certificates offered hereunder. State tax law may differ substantially from the corresponding federal tax law, and this discussion does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their own tax advisors with respect to the various tax consequences of investments in the Certificates.

ERISA CONSIDERATIONS

A fiduciary of any Plan, any insurance company, whether through its general or separate accounts, or any other person investing ERISA “plan assets” of any Plan should carefully review with its legal advisors whether the purchase or holding of offered certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or Section 4975 of the Code. The purchase or holding of the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates, by or on behalf of, or with ERISA “plan assets” of, a Plan may qualify for exemptive relief under U.S. Department of Labor (or “DOL”) Prohibited Transaction Exemption [   ], as amended (the “Underwriter Exemption”), as described herein, provided that those certificates are rated at least “BBB-” (or its equivalent) by at least one NRSRO that meets the requirements of the Underwriter Exemption (an “Exemption Rating Agency”). Among the requirements that an NRSRO must meet in order to be an Exemption Rating Agency is the requirement that within a period not exceeding twelve months prior to the initial issuance of the securities to be purchased or held by Plans, the NRSRO must have had at least three “qualified ratings engagements.” A “qualified ratings engagement” is (i) one requested by an issuer or underwriter of securities in connection with the initial offering of the securities; (ii) for which the NRSRO is compensated for providing ratings; (iii) made public to investors generally; and (iv) involves the offering of securities of the type that would be granted relief by the Underwriter Exemption. The depositor has confirmed that in the twelve months preceding the issuance of the offered certificates hereunder, each of [   ] and [   ] has been engaged in connection with at least three offerings of securities of the type that would be granted relief by the Underwriter Exemption. The Underwriter Exemption contains a number of other conditions which must be met for the Underwriter Exemption to apply, including the requirement that any ERISA Plan must be an “accredited investor” as defined in Rule 501(a)(1) of Regulation D under the Securities Act. The depositor expects that the specific conditions of the Underwriter Exemption should be satisfied with respect to the offered certificates that are placed by the underwriter so that the Underwriter Exemption should provide an exemption from the application of the prohibited transaction provisions of Sections 406(a) and (b) of ERISA and Section 4975(c) of the Code, for transactions in connection with the servicing, management and operation of the mortgage pool, provided that the general conditions of the Underwriter Exemption are satisfied.

178

Each beneficial owner of Class [  ], Class [  ], Class [  ] and Class [  ] Certificates or any interest therein will be deemed to have represented, by virtue of its acquisition or holding of that certificate or interest therein, that either (i) it is not a Plan investor; (ii) it has acquired and is holding such Class [  ], Class [  ], Class [  ] and Class [  ] Certificates in reliance on the Underwriter Exemption, and it understands that there are certain conditions to the availability of the Underwriter Exemption, including that the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates must be rated, at the time of acquisition, not lower than “BBB-” (or its equivalent) by an Exemption Rating Agency (the “Minimum ERISA Rating”); or (iii) (1) it is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is an “insurance company general account,” as such term is defined in Section V(e) of Prohibited Transaction Class Exemption, or PTCE, 95-60 (a “General Account”), and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

Because the exemptive relief afforded by the Underwriter Exemption or any similar exemption that might be available will not likely apply to the purchase, sale or holding of the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates that are not placed by an underwriter, transfers of those certificates to any Plan investor will not be registered by the securities administrator unless (i)(A) such certificates are placed by an underwriter with an exemption substantially similar to the Underwriter Exemption and meets the conditions of such underwriter exemption or (B)(1) the Plan investor is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is a General Account, and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied, or (ii) the transferee provides the trustee, the depositor, the master servicer, the servicers and the securities administrator with an opinion of counsel satisfactory to those parties, which opinion will not be at the expense of those entities, that the purchase of those certificates by or on behalf of the Plan investor:

•	is permissible under applicable law;

•	will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code; and

•	will not subject the trustee, the depositor, the master servicer, the securities administrator or the servicers to any obligation in addition to those undertaken in the pooling and servicing agreement or the servicing agreements.

If a holder of the offered certificates that are placed by the underwriter is a Plan investor, it may not exchange such certificates for any other classes of certificates that do not have a Minimum ERISA Rating at the time of the exchange, unless such investor meets the conditions of clause (iii) in the second preceding paragraph. If any offered certificate or any interest therein is acquired or held in violation of the conditions described in the second preceding paragraph, the next preceding permitted beneficial owner will be treated as the beneficial owner of that Certificate, retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of any such certificate or interest therein was effected in violation of the conditions described in the preceding paragraph is required to indemnify and hold harmless the depositor, the master servicer, the securities administrator, each servicer, the trustee, the underwriter and the issuing entity from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

Any fiduciary or other investor of ERISA “plan assets” that proposes to acquire or hold the offered certificates on behalf of or with ERISA “plan assets” of any Plan should consult with its counsel with respect to (i) whether the specific and general conditions and the other requirements in the Underwriter Exemption would be satisfied, or whether any other prohibited transaction exemption would apply, and (ii) the potential applicability of the general fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code to the proposed investment.

The sale of any of the offered certificates to a Plan is in no respect a representation by the depositor or the underwriter that such an investment meets all relevant legal requirements relating to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

179

METHOD OF DISTRIBUTION

Subject to the terms and conditions set forth in the underwriting agreement among the depositor, the seller, Redwood Trust, Inc. and the underwriter, the depositor has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the depositor, the Class Principal Amount or Class Notional Amount, as applicable, of certain classes of offered certificates as set forth below:

	Initial Class	Underwriter’s Purchase Price (as	Underwriter’s Purchase Price (in dollars)
Class	Principal Amount or Class Notional Amount	percentage of principal amount or notional amount)[1]	(Per total)[1]	(Per minimum denomination basis)[2]
Class [ ]
Class [ ]
Class [ ]
Class [ ]

____________________

1 Compensation to the underwriter will equal the excess, if any, of the purchase price received by the underwriter over the underwriter’s purchase price specified in the table. If the closing date occurs after [   ] but on or prior to [   ], under certain circumstances the underwriter’s purchase price percentage will be reduced by [  ]% per seven calendar day period, pro rated for the actual number of calendar days from and including [   ] but excluding the actual closing date.

2 The minimum denomination of the Class [  ], Class [  ] and Class [  ] Certificates is $100,000 and the minimum denomination of the Class [  ] Certificates is $1,000,000.

Distribution of the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates will be made by the underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Investors in the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates should expect that they may pay a price for their certificates that is higher than the price paid by the underwriter to the depositor. Any such excess will be compensation to the underwriter.

The underwriter may effect these transactions by selling the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates to or through dealers, and those dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter for whom they act as agent. In connection with the sale of the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates, the underwriter may be deemed to have received compensation from the depositor in the form of underwriting compensation. The underwriter and any dealers that participate with the underwriter in the distribution of the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates are also underwriters under the Securities Act of 1933. Any profit on the resale of the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates would be underwriter compensation in the form of underwriting discounts and commissions under the Securities Act, as amended.

The underwriter intends to make a secondary market for the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates, but has no obligation to do so. There can be no assurance that a secondary market for those certificates will develop or, if it does develop, that it will continue or that it will provide certificateholders with a sufficient level of liquidity of investment. The certificates will not be listed on any national securities exchange.

The depositor, the seller and Redwood Trust, Inc. have agreed to indemnify the underwriter against, or make contributions to the underwriter with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Prior to the execution of the underwriting agreement, the sponsor and Redwood Trust, Inc. entered into a preliminary arrangement with [Underwriter] in contemplation of the issuance of the certificates. The arrangement

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contemplated an approximate size of a pool of mortgage loans that would underlie the certificates, subject to permitted variances, and contained various other conditions including the assignment of expected ratings to certain classes of certificates, the issuance of subordinate classes of certificates, an expected interest rate on certain classes of certificates, preliminary pricing expectations for the purchase price to be paid by the underwriter for the senior certificates in the aggregate, and a projected closing date. The actual purchase price is subject to adjustment depending on various circumstances, including the actual closing date, and consummation of the transaction is subject to various conditions and approvals, including entering into a mutually acceptable underwriting agreement. We refer you to the Rule 424(b)(3) prospectus filed by the depositor with the SEC on [   ], that contains a description of such arrangement with [underwriter]. The preliminary purchase price percentage to be paid by the underwriter may be adjusted under certain circumstances. The purchase price to be paid by the underwriter to the depositor will be included in the final prospectus.

The Class [  ] and Class [  ] Certificates, together with any unsold Class [  ], Class [  ], Class [  ] and Class [  ] Certificates, will be purchased by the sponsor or one or more of its affiliates. These certificates may be offered by the depositor from time to time directly or through an underwriter or agent in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. There is currently no underwriting agreement in effect for the Class [  ], Class [  ], Class [  ] and Class [  ] Certificates. Proceeds to the depositor from any sale of the Class [  ], Class [  ], Class [  ], Class [  ], Class [  ] or Class [  ] Certificates will equal the purchase price paid by their purchaser, net of any expenses payable by the depositor and any compensation payable to any underwriter or agent.

LEGAL MATTERS

Certain matters with respect to the certificates and tax matters will be passed upon for the issuing entity by Orrick, Herrington & Sutcliffe LLP, New York, New York.  Certain matters with respect to the certificates will be passed upon for the issuing entity by Weintraub Tobin Chediak Coleman Grodin Law Corporation, San Francisco, California. [                   ] will act as counsel for the underwriter.

RATINGS

The depositor expects that the senior certificates will receive credit ratings from three nationally recognized statistical rating organizations that have been hired to rate the certificates (the “hired NRSROs”) and the other offered certificates will receive credit ratings from two hired NRSROs.

The ratings assigned by each hired NRSRO do not constitute a statement regarding frequency of prepayments of the mortgage loans. The ratings of each hired NRSRO do not address the possibility that, as a result of principal prepayments, certificateholders may receive a lower than anticipated yield.

The ratings assigned to the certificates should be evaluated independently from similar ratings on other types of securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the hired NRSROs.

The issuing entity is not requesting a rating of the certificates by any rating agency other than the hired NRSROs referred to above; there can be no assurance, however, as to whether any other rating agency will rate the certificates or, if it does, what rating would be assigned by such other rating agency. The rating assigned by such other rating agency to the certificates could be lower than the ratings assigned by the hired NRSROs.

In preparing for the offering of the certificates, the sponsor engaged each hired NRSRO to provide ratings on the offered certificates. Accordingly, the sponsor executed an engagement letter with each hired NRSRO setting forth the terms on which the hired NRSROs would provide such ratings.

Although the engagement letter with each hired NRSRO states that its fees are not contingent upon the issuance of the certificates, if the certificates are not issued under certain circumstances a portion of the fees of each hired NRSRO may not be payable. In addition, the fees paid to each hired NRSRO at closing include a fee for ongoing surveillance by each hired NRSRO for so long as the certificates are outstanding. However, the hired NRSROs are under no obligation to continue to monitor or provide a rating on the certificates.

181

GLOSSARY OF DEFINED TERMS

2005-4 RMBS	104
2010 PD Amending Directive	iii
Accrual Period	83
additional collateral loans	162
adjusted issue price	170
Affirmative Asset Review Vote	142
Aggregate Expense Rate	83
Applicable Credit Support Percentage	83
Asset Review Election	142
Assumed Stated Principal Balance	83
ATR Rules	27
AUS	61
Available Distribution Amount	83
AVM	70
backup withholding tax	176
Bankruptcy Code	162
Bankruptcy Laws	162
bond stripping	173
Book-Entry Termination	80
business day	91
CBE	155
CDA	70
CERCLA	160
Certificate Distribution Amount	82
Certificate Interest Rate	84
Certificate Notional Amount	84
Certificate Principal Amount	85
Certificate Writedown Amount	85
Certificateholder	167
certificateholders	76
Class Notional Amount	85
Class Principal Amount	85
Class Subordination Percentage	86
Clearstream Luxembourg Participants	78
CLTV	59
Code	18
combined loan-to-value ratio	59
Committee Report	169
Compliance Discrepancies	67
compliance portion	69
Contributions Tax	174
Controlling Holder	86
conversion transaction	172
Cooperative Shares	140
coupon stripping	173
CPB	146
CPR	146
credit bid	162
Credit Support Depletion Date	86
CRR	24
Current Interest	86
custodial account	82
cut-off date	7
daily portions	169
Data Discrepancies	67
debt service reduction	163
deficient valuation	163
distribution account	82
Dodd-Frank Act	23
DOL	178
DTC	B-1
DTC Participant	B-1
Due Date	86
Due Period	86
EDGAR	73
EPA	160
ERISA	18
Event of Default	132
Exceptions	67
Exchange Act	73
Exchangeable Certificates	86
exchangeable subtrust	168
FSMA	iii
Garn-St. Germain Act	164
General Account	179
Global Certificates	B-1
hired NRSRO	30
hired NRSROs	181
HOA	44
Holder	167
income paying	166
Initial Exchangeable Certificates	86
Insurance Proceeds	86
interest bearing	166
Interest Distribution Amount	86
Interest Shortfall	87
Investment Company Act	24
IRS	167, B-3
issuing entity accounts	119
legality determination	127
Liquidated Mortgage Loan	87
Liquidation Proceeds	87
loan-to-value ratio	59
lock-up	B-1
LTV	59
master servicer collection account	82
Master Servicer Remittance Date	87
Material Appraisal Variations	67
MERS	54
Modeling Assumptions	147
mortgage loan purchase agreement	16
mortgage related securities	166
mortgage related security	23
NCUA	166
net income from foreclosure property	174
Net Interest Shortfall	87
net investment income	177
Net Mortgage Rate	87
Net Prepayment Interest Shortfall	87

GLOSSARY OF DEFINED TERMS

Net WAC	87
non-hired NRSRO	30
non-withholding partnership	B-4
objective rate	169
offered certificates	75
OID Regulations	167
original appraisals	66
original loan-to-value ratio	59
Original Subordinate Class Principal Amount	88
originators	7
outstanding balance	163
owner or operator	160
Parity Act	164
Plan	18
plan assets	178
Pool Level Review	141
pooling and servicing agreement	121
Prepayment Interest Shortfall	88
Prepayment Period	88
Principal Forbearance Amount	88
Prohibited Transactions Tax	174
Proprietary Lease	141
prudent investor	166
qualified floating rate	169
qualified intermediaries	B-4
qualified inverse floating rate	169
qualified ratings engagements	178
qualified stated interest	169
RCRA	160
real estate assets	168
Realized Loss	88
Regular Certificate	167
regular interests	18, 168
Regulation Z	27
Relevant Implementation Date	iii
Relevant Member State	iii
Relief Act	37, 165
REMIC	167
REMIC Provisions	88, 167
REMIC Regulations	167
REO Property	89
reportable transaction	178
residual interests	168
responsible parties	161
RRAC	61, 108
RWT Holdings	106
secured creditor exclusion	160
Senior Percentage	89
Senior Prepayment Percentage	89
Senior Principal Distribution Amount	89, 92
servicer	112
Servicer Remittance Date	89
servicers	7
servicing agreement	128
SMMEA	166
Stated Principal Balance	89
Step-Down Test	90
Stop Advance Mortgage Loan	90
Subordinate Class Percentage	90
Subordinate Percentage	91
Subordinate Prepayment Percentage	91
Subordinate Principal Distribution Amount	91, 93
Subsequent Recovery	91
substantial United States owners	177
Substitution Amount	91
tax matters person	175
Tax Prepayment Assumption	169
TIN	B-4
Title V	165
TRID	27
U.S. withholding agent	B-3
Underwriter Exemption	178
United States accounts	177
United States person	176, B-3, B-4
Unpaid Principal Balance	91
Volcker Rule	24
waivers	67
window period	164
window period states	164

ANNEX A – CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS

The mortgage loans are expected to have the following approximate aggregate characteristics as of the cut-off date. Prior to the issuance of the certificates, mortgage loans may be removed from the trust fund as a result of incomplete documentation or otherwise, if the depositor deems such removal necessary or appropriate.

Set forth below is a description of certain additional characteristics of the mortgage loans as of the cut-off date (except as otherwise indicated). All percentages or weighted averages of the mortgage loans are approximate percentages or weighted averages by stated principal balance as of the cut-off date (except as otherwise indicated). In some instances, percentages may not add to 100% due to rounding.

The credit scores shown in the tables below are based on the FICO scores obtained by the applicable originator.

A-1

Product Type of the Mortgage Loans
Product Type	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
15 Year Fixed
20 Year Fixed
25 Year Fixed
30 Year Fixed
Hybrid [ ] Year Fixed
Hybrid [ ] Year Fixed IO
Total:

Stated Principal Balances of the Mortgage Loans at Origination
Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
400,000.01 - 500,000.00
500,000.01 - 600,000.00
600,000.01 - 700,000.00
700,000.01 - 800,000.00
800,000.01 - 900,000.00
900,000.01 - 1,000,000.00
1,000,000.01 - 1,100,000.00
1,100,000.01 - 1,200,000.00
1,200,000.01 - 1,300,000.00
1,300,000.01 - 1,400,000.00
1,400,000.01 - 1,500,000.00
1,500,000.01 - 1,600,000.00
1,700,000.01 - 1,800,000.00
1,900,000.01 - 2,000,000.00
Total:

The average stated principal balance of the mortgage loans at origination was approximately $[   ].

A-2

Stated Principal Balances of the Mortgage Loans as of the Cut-off Date
Range of Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
400,000.01 - 500,000.00
500,000.01 - 600,000.00
600,000.01 - 700,000.00
700,000.01 - 800,000.00
800,000.01 - 900,000.00
900,000.01 - 1,000,000.00
1,000,000.01 - 1,100,000.00
1,100,000.01 - 1,200,000.00
1,200,000.01 - 1,300,000.00
1,300,000.01 - 1,400,000.00
1,400,000.01 - 1,500,000.00
1,500,000.01 - 1,600,000.00
1,700,000.01 - 1,800,000.00
1,900,000.01 - 2,000,000.00
Total:

The average stated principal balance of the mortgage loans as of the cut-off date was approximately $[   ].

Gross Mortgage Rates of the Mortgage Loans as of the Cut-off Date
Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)

Total:

The weighted average gross mortgage rate of the mortgage loans as of the cut-off date was approximately [   ]%.

A-3

Seasoning of the Mortgage Loans as of the Cut-off Date
Range of Seasoning (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
0
1 - 2
3 - 4
5 - 6
Total:

The weighted average seasoning of the mortgage loans as of the cut-off date was approximately [   ] month.

Loan-to-Value Ratio of the Mortgage Loans at Origination
Range of Original Loan-to- Value Ratios (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
15.01 - 20.00
20.01 - 25.00
25.01 - 30.00
30.01 - 35.00
35.01 - 40.00
40.01 - 45.00
45.01 - 50.00
50.01 - 55.00
55.01 - 60.00
60.01 - 65.00
65.01 - 70.00
70.01 - 75.00
75.01 - 80.00
Total:

The weighted average loan-to-value ratio of the mortgage loans at origination was approximately [   ]%.

A-4

Combined Loan-to-Value Ratio of the Mortgage Loans at Origination
Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
15.01 - 20.00
20.01 - 25.00
25.01 - 30.00
30.01 - 35.00
35.01 - 40.00
40.01 - 45.00
45.01 - 50.00
50.01 - 55.00
55.01 - 60.00
60.01 - 65.00
65.01 - 70.00
70.01 - 75.00
75.01 - 80.00
Total:

The weighted average combined loan-to-value ratio of the mortgage loans at origination was approximately [   ]%. The combined loan-to-value at origination was calculated using the full lien amount (drawn and undrawn) for the second mortgage. Using only the drawn amount of the second mortgage at the time of origination, the weighted average combined loan-to-value ratio at origination would have been approximately [   ]%.

Credit Scores of the Mortgage Borrowers at Origination
Range of Credit Scores	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
691 - 700
701 - 710
711 - 720
721 - 730
731 - 740
741 - 750
751 - 760
761 - 770
771 - 780
781 - 790
791 - 800
801 - 810
811 - 820
Total:

The weighted average credit score of the mortgage loans at origination was approximately [   ].

A-5

Documentation Type of the Mortgage Loans
Documentation Type	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Two Years Income with Assets
Total:

Monthly Income of the Mortgage Borrower at Origination
Range of Monthly Income ($)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
0.01 - 6,000.00
6,000.01 - 10,000.00
10,000.01 - 20,000.00
20,000.01 - 30,000.00
30,000.01 - 40,000.00
40,000.01 - 50,000.00
50,000.01 - 60,000.00
60,000.01 - 70,000.00
70,000.01 - 80,000.00
80,000.01 - 90,000.00
100,000.01 - 300,000.00
Total:

The weighted average monthly income of the mortgage borrower at origination was approximately $[   ].

A-6

Debt-to-Income Ratio of the Mortgage Loans at Origination
Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
5.01 - 10.00
10.01 - 15.00
15.01 - 20.00
20.01 - 25.00
25.01 - 30.00
30.01 - 35.00
35.01 - 40.00
40.01 - 45.00
45.01 - 50.00
50.01 - 55.00
Total:

The weighted average debt-to-income ratio of the mortgage loans at origination was approximately [   ]%.

A-7

Verified Assets of the Mortgage Borrower at Origination
Range of Assets Verified ($)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
0.01 - 50,000.00
50,000.01 - 100,000.00
100,000.01 - 150,000.00
150,000.01 - 200,000.00
200,000.01 - 250,000.00
250,000.01 - 300,000.00
300,000.01 - 350,000.00
350,000.01 - 400,000.00
400,000.01 - 450,000.00
450,000.01 - 500,000.00
500,000.01 - 550,000.00
550,000.01 - 600,000.00
600,000.01 - 650,000.00
650,000.01 - 700,000.00
700,000.01 - 750,000.00
750,000.01 - 800,000.00
800,000.01 - 850,000.00
850,000.01 - 900,000.00
900,000.01 - 950,000.00
950,000.01 - 1,000,000.00
1,000,000.01 - 3,000,000.00
3,000,000.01 - 5,000,000.00
7,000,000.01 - 9,000,000.00
Total:

The weighted average verified assets of the mortgage borrowers at origination was approximately $[   ].

Self-Employment Status of the Mortgage Borrower at Origination
Self-Employment Status	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Not Self-Employed
Self-Employed
Total:

A-8

Occupancy Type of the Mortgage Loans
Occupancy Type	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Owner-Occupied
Second Home
Investment Property
Total:

Loan Purpose of the Mortgage Loans
Loan Purpose	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Rate Term Refinance
Purchase
Cash-Out Refinance
Construction to Permanent
Total:

A-9

Property Type of the Mortgage Loans
Property Type	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Single Family Detached
Planned Unit Development
Condominium
Single Family Attached
Two- to Four-Family
Cooperative Unit
Townhouse
Total:

A-10

Geographic Concentration of the Mortgage Loans (States)
State	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
California
Texas
Massachusetts
Virginia
Washington
Maryland
Illinois
Colorado
Georgia
Arizona
Florida
New York
District Of Columbia
New Jersey
Pennsylvania
Connecticut
Tennessee
Utah
Oregon
North Carolina
South Carolina
Michigan
Missouri
Wisconsin
Nebraska
Alabama
Indiana
Mississippi
Delaware
New Mexico
Arkansas
Nevada
Minnesota
Total:

A-11

Geographic Concentration of the Mortgage Loans (Top 10 Cities)
City	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)

Total:

Original Term to Maturity of the Mortgage Loans
Original Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
180
240
300
360
Total:

The weighted average original term to maturity of the mortgage loans was approximately [   ] months.

A-12

Remaining Term to Maturity of the Mortgage Loans as of the Cut-off Date
Range of Remaining Terms to Maturity (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
121 - 180
181 - 240
241 - 300
301 - 360
Total:

The weighted average remaining term to maturity of the mortgage loans as of the cut-off date was approximately [   ] months.

Prepayment Charge Term of the Mortgage Loans at Origination
Prepayment Charge Term (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
None
60
Total:

A-13

Originator of the Mortgage Loans
Originator	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)

Total:

Origination Channel of the Mortgage Loans
Origination Channel	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Retail
Broker
Correspondent
Total:

Servicer of the Mortgage Loans
Servicer	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)

A-14

Lien Position of the Mortgage Loans at Origination
Lien Position	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
First Lien
Total:

Mortgage Loans with Seconds at Origination
Mortgage Loans with Seconds at Origination	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
None
Had Second Lien at Origination
Total:

Mortgage Insurance Status of the Mortgage Loans at Origination
Mortgage Insurance Status	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
No Mortgage Insurance
Total:

A-15

Origination Date of the Mortgage Loans
Origination Date	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)

Total:

Maturity Date of the Mortgage Loans
Maturity Date	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)

Total:

A-16

Delinquency Status of the Mortgage Loans as of the Cut-off Date
Delinquency Status	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Current
30-60 Days Delinquent
61-90 Days Delinquent
91-120 Days Delinquent
12 Days or More Delinquent
Total:

Historical Delinquency of the Mortgage Loans
Historical Delinquency (Since Origination)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Never Delinquent
30-60 Days Delinquent
61-90 Days Delinquent
91-120 Days Delinquent
12 Days or More Delinquent
Total:

A-17

Months to Next Rate Adjustment Date of the Hybrid Mortgage Loans
Months to Next Rate Adjustment (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
110
111
112
113
114
115
116
117
118
119
Total:

The weighted average months to next rate adjustment of hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [   ] months.

Index of the Hybrid Mortgage Loans
Index	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to -Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
One-Year LIBOR
Total:

Rate Adjustment Frequency of the Hybrid Mortgage Loans
Rate Adjustment Frequency	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
Annually
Total:

A-18

Margin of the Hybrid Mortgage Loans
Margin (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
2.250
2.500
2.750
Total:

The weighted average margin of the hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [   ]%.

A-19

Initial Fixed Rate Period of the Hybrid Mortgage Loans
Initial Fixed Rate Period (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
120
Total:

Initial Periodic Cap of the Hybrid Mortgage Loans
Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
5.000
Total:

Subsequent Periodic Cap of the Hybrid Mortgage Loans
Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
2.000
Total:

A-20

Maximum Mortgage Rate of the Hybrid Mortgage Loans
Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
8.001 - 8.125
8.126 - 8.250
8.251 - 8.375
8.376 - 8.500
8.501 - 8.625
8.626 - 8.750
8.751 - 8.875
8.876 - 9.000
9.001 - 9.125
9.126 - 9.250
Total:

The weighted average maximum mortgage rate of the hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [   ]%.

Minimum Mortgage Rate of the Hybrid Mortgage Loans
Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to- Value Ratio (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)
2.250
2.500
2.750
Total:

The weighted average minimum mortgage rate of the hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [   ]%.

A-21

Exceptions to Underwriting Guidelines at Origination

Loan Number	Exception Type	Compensating Factors	Original Loan Amount	Current Loan Amount	Original LTV	Original CLTV	Original Primary Borrower FICO Score	DTI

A-22

Loan Number	Exception Type	Compensating Factors	Original Loan Amount	Current Loan Amount	Original LTV	Original CLTV	Original Primary Borrower FICO Score	DTI

A-23

ANNEX B – GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

Except in certain limited circumstances, the globally offered Sequoia Mortgage Trust 2017-[   ], Mortgage Pass-Through Certificates (the “Global Certificates”) will be available only in book-entry form. Investors in the Global Certificates may hold such Global Certificates through any of The Depository Trust Company (“DTC”), Clearstream, Luxembourg or Euroclear. The Global Certificates will be tradeable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Certificates through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional Eurocertificate practice (i.e., seven-calendar day settlement).

Secondary market trading between investors holding Global Certificates through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations and prior mortgage pass-through certificate issues.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC Participants holding Global Certificates will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream, Luxembourg and Euroclear (in such capacity) and as DTC Participants.

Non-U.S. holders (as described below) of Global Certificates will be subject to U.S. withholding taxes unless such holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Certificates will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the Global Certificates will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC (each, a “DTC Participant”). As a result, Clearstream, Luxembourg and Euroclear will hold positions on behalf of their participants through their respective Depositaries, which in turn will hold such positions in accounts as DTC Participants.

Investors electing to hold their Global Certificates through DTC will follow the settlement practices applicable to other mortgage pass-through certificate issues. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Certificates through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional Eurocertificates, except that there will be no temporary global security and no “lock-up” or restricted period. Global Certificates will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading Between DTC Participants. Secondary market trading between DTC Participants will be settled using the procedures applicable to prior mortgage pass-through certificate issues in same-day funds.

B-1

Trading Between Clearstream, Luxembourg and/or Euroclear Participants. Secondary market trading between Clearstream, Luxembourg Participants or Euroclear Participants will be settled using the procedures applicable to conventional Eurocertificates in same-day funds.

Trading Between DTC Seller and Clearstream, Luxembourg or Euroclear Purchaser. When Global Certificates are to be transferred from the account of a DTC Participant to the account of a Clearstream, Luxembourg Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. Clearstream, Luxembourg or Euroclear will instruct the respective Depositary, as the case may be, to receive the Global Certificates against payment. Payment will include interest accrued on the Global Certificates from and including the last coupon distribution date to and excluding the settlement date, on the basis of the actual number of days in such accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the respective Depositary of the DTC Participant’s account against delivery of the Global Certificates. After settlement has been completed, the Global Certificates will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account. The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Certificates will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream, Luxembourg or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream, Luxembourg Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Certificates are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, Clearstream, Luxembourg Participants or Euroclear Participants can elect not to preposition funds and allow that credit line to be drawn upon the finance settlement. Under this procedure, Clearstream, Luxembourg Participants or Euroclear Participants purchasing Global Certificates would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Certificates were credited to their accounts. However, interest on the Global Certificates would accrue from the value date. Therefore, in many cases the investment income on the Global Certificates earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream, Luxembourg Participant’s or Euroclear Participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Certificates to the respective European depository for the benefit of Clearstream, Luxembourg Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading Between Clearstream, Luxembourg or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Certificates are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant. The seller will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. In these cases Clearstream, Luxembourg or Euroclear will instruct the respective Depositary, as appropriate, to deliver the Global Certificates to the DTC Participant’s account against payment. Payment will include interest accrued on the Global Certificates from and including the last coupon payment to and excluding the settlement date on the basis of the actual number of days in such accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Clearstream, Luxembourg Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream, Luxembourg Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended valued date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account would instead be valued as of the actual settlement date.

B-2

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Certificates from DTC Participants for delivery to Clearstream, Luxembourg Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(a)	borrowing through Clearstream, Luxembourg or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts) in accordance with the clearing system’s customary procedures;
(b)	borrowing the Global Certificates in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Certificates sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

(c)	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream, Luxembourg Participant or Euroclear Participant.

CERTAIN U.S. FEDERAL INCOME TAX DOCUMENTATION REQUIREMENTS

A holder that is not a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986 holding a book-entry certificate through Clearstream, Euroclear or DTC may be subject to U.S. withholding tax at a rate of 30% unless such holder provides certain documentation to the securities administrator or to the U.S. entity required to withhold tax (the “U.S. withholding agent”) establishing an exemption from withholding. A holder that is not a United States person may be subject to 30% withholding unless:

I. the securities administrator, or the U.S. withholding agent receives a statement —

(a)	from the holder on Internal Revenue Service (“IRS”) Form W-8BEN (or any successor form) that —

(i)	is signed by the certificateholder under penalty of perjury,

(ii)	certifies that such owner is not a United States person, and

(iii)	provides the name and address of the certificateholder, or

(b)	from a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business that —

(i)	is signed under penalties of perjury by an authorized representative of the financial institution,

(ii)	states that the financial institution has received an IRS Form W-8BEN (or

B-3

any successor form) from the certificateholder or that another financial institution acting on behalf of the certificateholder has received such IRS Form W-8BEN (or any successor form),

(iii)	provides the name and address of the certificateholder, and

(iv)	attaches the IRS Form W-8BEN (or any successor form) provided by the certificateholder;

II.	the holder claims an exemption or reduced rate based on a treaty and provides a properly executed IRS Form W-8BEN (or any successor form) to the securities administrator or the U.S. withholding agent;

III.	the holder claims an exemption stating that the income is effectively connected to a U.S. trade or business and provides a properly executed IRS Form W-8ECI (or any successor form) to the securities administrator or the U.S. withholding agent; or

IV.	the holder is a “non-withholding partnership” and provides a properly executed IRS Form W-8IMY (or any successor form) with all necessary attachments to the securities administrator or the U.S. withholding agent. Certain pass-through entities that have entered into agreements with the Internal Revenue Service (for example “qualified intermediaries”) may be subject to different documentation requirements; and such holders are encouraged to consult with their tax advisors when purchasing the certificate.

A book-entry certificateholder holding through Clearstream or Euroclear provides the forms and statements referred to above by submitting them to the person through which it holds an interest in the book-entry certificate, which is the clearing agency, in the case of persons holding directly on the books of the clearing agency. Under certain circumstances an IRS Form W-8BEN, if furnished with a taxpayer identification number (“TIN”), will remain in effect until the status of the beneficial owner changes, or a change in circumstances makes any information on the form incorrect. An IRS Form W-8BEN, if furnished without a TIN, and a Form W-8ECI will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect.

In addition, a book-entry certificateholder holding through Clearstream, Euroclear or DTC may be subject to backup withholding unless the holder:

I. provides a properly executed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY(or any successor forms) if that person is not a United States person;

II. provides a properly executed IRS Form W-9 (or any substitute form) if that person is a United States person; or

III. is a corporation, within the meaning of Section 7701(a) of the Internal Revenue Code of 1986, or otherwise establishes that it is a recipient exempt from United States backup withholding.

This summary does not deal with all aspects of federal income tax withholding or backup withholding that may be relevant to investors that are not “United States persons” within the meaning of Section 7701(a)(30) of the Internal Revenue Code. Such investors are encouraged to consult their own tax advisors for specific tax advice concerning their holding and disposing of the book-entry certificate.

The term “United States person” means (1) a citizen or resident of the United States, (2) a corporation or partnership organized in or under the laws of the United States or any state or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (3) an estate the

B-4

income of which is includible in gross income for United States tax purposes, regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the issuing entity and one or more United States persons have authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also will be considered United States persons.

B-5

ANNEX C – STATIC POOL INFORMATION

The following tables set forth static pool information with respect to securitizations of residential mortgage loans comparable to the mortgage loans included in the issuing entity that were sponsored by RWT Holdings, Inc.

All data should be reviewed in light of the following notes:

Calculations:

3 month CPR = 1-(1-(current balance from two periods prior -Current period’s current balance)/(current balance from two periods prior))^(4)

Cumulative CPR = 1-(1-(current balance from first period -Current period’s current balance)/(current balance from first period))^(12/total # of periods)

See also “Static Pool Information” in this prospectus for a description of how the static pool information is calculated.

C-1

SEMT 2012-1

Original Pool Characteristics

Total Stated Principal Balance	415,728,134
Number of Mortgage Loans	446
Average Stated Principal Balance	932,126
Weighted Average Mortgage Rate	4.549%
Weighted Average Margin (by Securitized Balance) (HYB only)	1.783%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	325
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	62.80%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	49

Mortgage Rate Range

2.51% - 3.00%	0.49%
3.01% - 3.50%	1.28%
3.51% - 4.00%	15.35%
4.01% - 4.50%	23.69%
4.51% - 5.00%	49.05%
5.01% - 5.50%	10.13%
>5.50%	0.00%

Product Type

Fixed Rate 15YR	16.62%
Fixed Rate 30YR	52.88%
HYB 5/1	4.04%
HYB 7/1	3.01%
HYB 10/1	23.45%

Interest Only Loans

Yes	22.59%
No	77.41%

Geographic Distribution

CA	48.57%
NY	11.01%
TX	10.80%
IL	3.98%
MA	3.78%
WA	2.75%
CO	2.73%
FL	1.99%
NJ	1.42%
CT	1.41%
Other	11.56%

Occupancy

Primary	89.74%
Second Home	8.27%
Investor Property	1.98%

Property Type

Single Family	67.48%
PUD	19.30%
Condominium	9.40%
Cooperative Unit	2.21%
2-4 Family	1.61%

C-2

Documentation

Full Documentation	100.00%
Less than Full	0.0%

C-3

SEMT 2012-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-12	412,202,072	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,898,763	2,898,763		8.07
Mar-12	407,846,775	2	1,919,324	0.46%	0	0	0.00%	0	0	0.00%	0.00	3,727,240	6,626,003		17.58
Apr-12	400,686,739	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,536,645	13,162,647	12.13	17.63
May-12	395,577,690	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,489,730	17,652,377	13.62	16.02
Jun-12	388,532,426	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,426,735	24,079,113	16.12	16.51
Jul-12	380,446,563	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,470,434	31,549,546	17.20	17.40
Aug-12	370,670,663	1	880,989	0.23%	0	0	0.00%	0	0	0.00%	0.00	9,162,630	40,712,177	21.45	18.81
Sep-12	362,632,559	1	1,200,694	0.33%	0	0	0.00%	0	0	0.00%	0.00	7,437,314	48,149,490	22.67	19.24
Oct-12	345,207,634	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	16,832,850	64,982,340	30.91	22.80
Nov-12	333,324,402	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,308,311	76,290,651	33.35	24.03
Dec-12	317,216,323	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	15,555,215	91,845,866	40.32	26.30
Jan-13	297,185,541	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	19,505,229	111,351,095	44.01	29.33
Feb-13	279,076,177	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	17,601,251	128,952,346	49.91	31.60
Mar-13	263,903,044	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,684,604	143,636,950	51.17	33.04
Apr-13	248,208,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	15,229,791	158,866,741	50.37	34.56
May-13	237,135,171	1	493,065	0.20%	0	0	0.00%	0	0	0.00%	0.00	10,638,321	169,505,062	46.82	35.04
Jun-13	224,218,554	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	12,484,380	181,989,442	46.83	35.96
Jul-13	213,227,290	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,576,937	192,566,379	44.40	36.51
Aug-13	203,258,581	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,568,333	202,134,712	44.87	36.89
Sep-13	196,889,693	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,978,077	208,112,789	39.25	36.59
Oct-13	193,641,014	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,863,709	210,976,498	30.46	35.74
Nov-13	187,098,556	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,160,262	217,136,760	26.55	35.61
Dec-13	185,169,535	1	603,086	0.32%	0	0	0.00%	0	0	0.00%	0.00	1,560,945	218,697,705	19.94	34.65
Jan-14	181,668,291	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,132,180	221,829,885	20.71	34.05
Feb-14	177,683,484	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,618,626	225,448,511	16.71	33.61
Mar-14	177,256,666	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	65,015	225,513,526	14.01	32.56
Apr-14	172,835,262	2	1,215,666	0.70%	0	0	0.00%	0	0	0.00%	0.00	4,058,087	229,571,613	16.08	32.30
May-14	171,279,073	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,195,778	230,767,391	11.51	31.56
Jun-14	165,676,294	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,241,277	236,008,668	21.78	31.58
Jul-14	159,866,578	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,448,451	241,457,119	24.94	31.67
Aug-14	157,878,511	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,644,636	243,101,755	25.98	31.12
Sep-14	154,210,491	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,323,953	246,425,708	23.01	30.90
Oct-14	151,450,094	1	699,904	0.46%	0	0	0.00%	0	0	0.00%	0.00	2,425,625	248,851,333	17.36	30.54
Nov-14	147,120,697	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,997,343	252,848,676	22.63	30.49
Dec-14	146,640,726	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	149,908	252,998,584	16.09	29.80
Jan-15	145,346,991	1	699,904	0.48%	0	0	0.00%	0	0	0.00%	0.00	961,962	253,960,546	12.91	29.28
Feb-15	142,868,636	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,146,521	256,107,067	8.63	28.99
Mar-15	139,818,512	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,724,285	258,831,353	15.08	28.81
Apr-15	133,435,572	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,057,841	264,889,194	27.01	29.20
May-15	131,003,479	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,110,591	266,999,784	27.35	28.96
Jun-15	128,818,866	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,863,730	268,863,515	25.92	28.69
Jul-15	128,301,855	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	197,872	269,061,387	12.02	28.17
Aug-15	121,176,905	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,803,969	275,865,356	24.61	28.76

C-4

Sep-15	118,585,894	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,281,729	278,147,085	26.03	28.61
Oct-15	117,164,005	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,121,529	279,268,614	28.40	28.28
Nov-15	114,486,965	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,379,562	281,648,176	17.77	28.18
Dec-15	112,748,654	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,442,247	283,090,423	15.66	27.94
Jan-16	111,620,992	1	889,458	0.79%	0	0	0.00%	0	0	0.00%	0.00	833,382	283,923,805	14.97	27.60
Feb-16	108,839,972	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,486,775	286,410,580	15.63	27.56
Mar-16	106,763,037	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,783,776	288,194,356	16.91	27.41
Apr-16	104,282,866	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,187,766	290,382,122	21.21	27.34
May-16	103,475,897	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	532,314	290,914,436	15.55	27.01
Jun-16	101,257,243	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,944,834	292,859,270	16.37	26.92
Jul-16	97,584,836	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,404,273	296,263,543	20.72	27.09
Aug-16	95,472,475	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,849,455	298,112,998	25.06	27.00
Sep-16	91,219,856	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,001,499	302,114,497	31.85	27.30
Oct-16	81,547,234	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,427,955	311,542,452	49.40	28.61
Nov-16	74,962,231	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,351,997	317,894,449	60.49	29.44
Dec-16	71,012,305	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,726,974	321,621,429	61.80	29.80
Jan-17	69,971,209	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	822,547	322,443,970	43.67	29.58
Feb-17	67,003,960	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,749,214	325,193,184	33.62	29.77

C-5

SEMT 2012-2

Original Pool Characteristics

Total Stated Principal Balance	$327,935,218
Number of Mortgage Loans	366
Average Stated Principal Balance	$895,998
Weighted Average Mortgage Rate	4.603%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	325
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	63.50%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	29

Mortgage Rate Range

3.51% - 4.00%	1.66%
4.01% - 4.50%	38.97%
4.51% - 5.00%	50.05%
5.01% - 5.50%	9.23%
>5.500%	0.08%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	10.02%
No	89.98%

Geographic Distribution

CA	49.61%
TX	11.82%
NY	7.95%
MA	4.25%
IL	3.32%
NJ	2.57%
FL	2.25%
OR	1.92%
WA	1.90%
CO	1.43%
Other	12.99%

Occupancy

Primary	92.25%
Second Home	5.68%
Investor Property	2.07%

Property Type

Single Family	69.51%
PUD Detached	16.00%
Condo High-Rise	4.86%
PUD Attached	3.12%
Cooperative Unit	3.09%
2 Family	1.91%
Condo Low-Rise	1.03%
4 Family	0.48%

Documentation

Full Documentation	100.00%

C-6

SEMT 2012-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Apr-12	325,097,242	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,447,686	2,447,686		8.61
May-12	322,971,627	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,736,414	4,184,100		14.31
Jun-12	321,388,870	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,192,869	5,376,970	6.42	9.48
Jul-12	320,630,016	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	367,226	5,744,195	4.01	6.86
Aug-12	312,209,745	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,026,024	13,770,219	11.39	12.14
Sep-12	304,353,532	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,470,724	21,240,944	18.39	14.95
Oct-12	292,378,792	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,594,545	32,835,489	29.84	19.17
Nov-12	288,923,641	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,090,299	35,925,788	25.59	18.20
Dec-12	272,346,518	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	16,214,484	52,140,272	34.94	23.11
Jan-13	257,591,728	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,407,439	66,547,711	38.86	26.39
Feb-13	243,685,056	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,574,308	80,122,019	48.66	28.90
Mar-13	232,666,575	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,705,061	90,827,080	45.95	30.20
Apr-13	220,806,705	1	590,086	0.26%	0	0	0.00%	0	0	0.00%	0.00	11,559,723	102,386,804	45.21	31.68
May-13	213,644,621	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,878,000	109,264,803	40.04	31.70
Jun-13	198,805,285	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,560,101	123,824,905	45.90	33.97
Jul-13	192,987,062	1	587,882	0.30%	0	0	0.00%	0	0	0.00%	0.00	5,554,797	129,379,702	40.76	33.67
Aug-13	187,015,228	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,712,615	135,092,317	40.40	33.49
Sep-13	184,125,877	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,634,630	137,726,947	25.26	32.58
Oct-13	182,701,876	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,171,696	138,898,643	18.38	31.41
Nov-13	180,611,415	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,838,149	140,736,792	11.58	30.50
Dec-13	179,973,583	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	386,110	141,122,902	7.20	29.34
Jan-14	177,908,706	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,812,475	142,935,377	8.58	28.61
Feb-14	174,209,635	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,447,275	146,382,652	11.98	28.30
Mar-14	173,401,282	1	472,230	0.27%	0	0	0.00%	0	0	0.00%	0.00	558,906	146,941,558	12.37	27.40
Apr-14	171,589,983	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,561,060	148,502,618	11.99	26.78
May-14	170,713,249	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	627,753	149,130,371	6.19	26.02
Jun-14	166,559,760	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,901,104	153,031,475	13.38	25.98
Jul-14	164,177,900	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,134,663	155,166,138	14.71	25.60
Aug-14	162,661,083	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,270,476	156,436,614	16.12	25.08
Sep-14	158,520,936	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,894,364	160,330,978	16.48	25.11
Oct-14	155,503,690	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,769,762	163,100,740	18.05	24.94
Nov-14	152,092,554	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,166,515	166,267,255	22.16	24.87
Dec-14	148,763,057	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,088,720	169,355,975	20.99	24.80
Jan-15	145,561,062	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,963,418	172,319,393	21.78	24.73
Feb-15	141,901,596	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,423,869	175,743,262	22.78	24.75
Mar-15	138,960,768	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,706,872	178,450,134	22.40	24.66
Apr-15	131,004,868	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,725,405	186,175,539	33.11	25.53
May-15	126,900,457	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3885638	190,061,177	34.79	25.69
Jun-15	123,648,096	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,037,740	193,098,917	36.10	25.70
Jul-15	121,428,965	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,005,948	195,104,865	24.71	25.53
Aug-15	118,857,123	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,360,688	197,465,553	21.47	25.45
Sep-15	116,712,000	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,936,649	199,402,201	18.97	25.30
Oct-15	114,556,394	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,949,521	201,351,722	19.13	25.16

C-7

Nov-15	112,863,883	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,488,831	202,840,553	16.90	24.95
Dec-15	110,221,169	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,447,903	205,288,456	18.70	24.94
Jan-16	104,341,823	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,688,140	210,976,596	29.60	25.54
Feb-16	100,817,990	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,341,275	214,317,871	34.88	25.72
Mar-16	99,056,734	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,581,912	215,899,783	33.30	25.57
Apr-16	96,134,972	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,742,228	218,642,011	26.30	25.66
May-16	94,877,455	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,080,561	219,722,572	19.78	25.44
Jun-16	94,046,723	1	559,913	0.59%	0	0	0.00%	0	0	0.00%	0.00	654,588	220,377,160	16.89	25.15
Jul-16	89,352,672	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,518,219	224,895,379	23.59	25.61
Aug-16	88,237,017	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	949,257	225,844,636	23.42	25.40
Sep-16	85,590,603	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,482,195	228,326,831	29.76	25.49
Oct-16	84,231,613	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,202,236	229,529,067	19.18	25.34
Nov-16	81,776,530	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,293,382	231,822,449	24.47	25.42
Dec-16	76,189,878	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,426,581	237,249,030	35.62	26.15
Jan-17	68,387,699	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,647,408	244,896,438	55.32	27.41
Feb-17	65,329,970	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,923,356	247,819,794	58.14	27.69

C-8

SEMT 2012-3

Original Pool Characteristics

Total Stated Principal Balance	$293,590,499
Number of Mortgage Loans	331
Average Stated Principal Balance	$886,980
Weighted Average Mortgage Rate	4.466%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	360
Weighted Average FICO (by Securitized Balance)	768
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.07%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	27

Mortgage Rate Range

3.51% - 4.00%	0.77%
4.01% - 4.50%	65.47%
4.51% - 5.00%	33.56%
5.01% - 5.50%	0.19%
>5.00%	0.00%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	5.17%
No	94.83%

Geographic Distribution

CA	49.22%
TX	12.63%
NY	5.31%
WA	4.22%
MA	3.86%
CT	3.45%
FL	3.29%
IL	2.36%
MD	1.56%
CO	1.33%
Other	12.76%

Occupancy

Primary	94.13%
Second Home	3.91%
Investor Property	1.96%

Property Type

Single Family	73.53%
PUD Detached	15.93%
Condo High-Rise	3.35%
PUD Attached	1.44%
Condo Low-Rise	2.56%
2 -4 Family	2.21%
Cooperative Unit	0.99%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-9

SEMT 2012-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-12	291,796,996	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,419,771	1,419,771		5.66
Aug-12	291,349,873	3	2,549,726	0.87%	0	0	0.00%	0	0	0.00%	0.00	73,658	1,493,429		5.95
Sep-12	288,825,060	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,149,690	3,643,119	4.89	7.24
Oct-12	282,571,860	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,879,394	9,522,513	10.69	12.42
Nov-12	277,932,075	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,271,266	13,793,779	15.90	13.52
Dec-12	271,377,172	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,187,002	19,980,781	20.85	15.68
Jan-13	264,981,268	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,034,762	26,015,543	21.46	17.08
Feb-13	253,842,050	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,784,641	36,800,184	29.32	20.71
Mar-13	240,658,906	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	12,840,955	49,641,139	37.18	24.52
Apr-13	231,316,513	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,016,499	58,657,638	41.02	26.02
May-13	217,910,512	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,090,703	71,748,341	44.84	28.93
Jun-13	216,038,247	1	1,967,562	0.90%	0	0	0.00%	0	0	0.00%	0.00	1,574,224	73,322,564	34.04	27.30
Jul-13	206,270,725	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,470,167	82,792,731	35.76	28.64
Aug-13	202,871,014	1	1,471,662	0.72%	0	0	0.00%	0	0	0.00%	0.00	3,111,294	85,904,025	23.65	27.81
Sep-13	202,549,711	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	35,558	85,939,583	21.47	26.15
Oct-13	201,465,017	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	797,760	86,737,343	7.46	24.91
Nov-13	199,110,111	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,067,274	88,804,617	5.62	24.16
Dec-13	197,938,677	1	543,838	0.27%	0	0	0.00%	0	0	0.00%	0.00	885,218	89,689,835	7.23	23.19
Jan-14	197,425,377	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	227,024	89,916,859	6.19	22.14
Feb-14	197,098,902	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	43,445	89,960,304	2.31	21.14
Mar-14	194,990,686	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,823,977	91,784,281	4.18	20.66
Apr-14	193,519,130	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,188,562	92,972,843	6.07	20.08
May-14	191,257,050	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,978,513	94,951,356	9.79	19.74
Jun-14	190,350,707	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	624,856	95,576,212	7.59	19.13
Jul-14	190,023,529	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	45,349	95,621,561	5.39	18.44
Aug-14	185,846,135	1	684,629	0.36%	0	0	0.00%	0	0	0.00%	0.00	3,894,351	99,515,912	9.25	18.60
Sep-14	184,868,969	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	698,305	100,214,217	9.44	18.12
Oct-14	182,983,958	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,605,903	101,820,120	12.48	17.85
Nov-14	180,648,386	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,057,577	103,877,697	9.10	17.69
Dec-14	178,699,946	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,669,576	105,547,274	11.10	17.47
Jan-15	175,091,202	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,332,281	108,879,555	14.62	17.59
Feb-15	171,833,982	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,987,106	111,866,661	16.62	17.64
Mar-15	169,700,246	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,867,056	113,733,717	17.18	17.50
Apr-15	163,268,782	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,166,361	119,900,079	22.99	18.15
May-15	158,914,999	2	1,462,973	0.91%	0	0	0.00%	0	0	0.00%	0.00	4,097,040	123,997,118	25.49	18.42
Jun-15	156,623,905	0	0	0.00%	1	951,862	0.60%	0	0	0.00%	0.00	2,039,663	126,036,781	26.10	18.33
Jul-15	154,219,190	0	0	0.00%	1	950,313	0.61%	0	0	0.00%	0.00	2,155,455	128,192,237	18.90	18.26
Aug-15	151,005,324	0	0	0.00%	1	948,760	0.62%	0	0	0.00%	0.00	2,965,760	131,157,997	16.92	18.35
Sep-15	150,099,895	1	945,636	0.62%	0	0	0.00%	0	0	0.00%	0.00	661,247	131,819,244	14.03	18.05
Oct-15	146,363,701	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,492,051	135,311,295	17.30	18.24
Nov-15	144,531,392	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,592,994	136,904,289	14.37	18.12
Dec-15	142,864,451	2	1,122,912	0.78%	0	0	0.00%	0	0	0.00%	0.00	1,429,124	138,333,413	16.26	17.98

C-10

Jan-16	139,233,638	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,394,298	141,727,711	16.42	18.18
Feb-16	136,915,169	1	474,262	0.34%	0	0	0.00%	0	0	0.00%	0.00	2,086,266	143,813,977	17.79	18.16
Mar-16	134,251,196	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,432,478	146,246,455	20.38	18.21
Apr-16	132,518,636	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,503,710	147,750,165	16.21	18.11
May-16	125,412,410	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,879,162	154,629,327	28.05	18.91
Jun-16	121,270,471	1	487,464	0.40%	0	0	0.00%	0	0	0.00%	0.00	3,925,671	158,554,998	31.93	19.22
Jul-16	119,769,746	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,289,442	159,844,440	31.81	19.10
Aug-16	117,915,723	1	681,989	0.57%	0	0	0.00%	0	0	0.00%	0.00	1,644,212	161,488,652	20.15	19.04
Sep-16	116,465,920	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,241,772	162,730,424	13.08	18.93
Oct-16	112,585,160	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,674,032	166,404,456	20.17	19.23
Nov-16	107,513,588	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,870,360	171,274,816	29.29	19.74
Dec-16	106,651,823	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	668,148	171,942,964	28.08	19.54
Jan-17	105,053,126	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,405,430	173,348,394	22.48	19.47
Feb-17	104,784,994	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	76,454	173,424,848	7.76	19.19

C-11

SEMT 2012-4

Original Pool Characteristics

Total Stated Principal Balance	$313,225,626
Number of Mortgage Loans	372
Average Stated Principal Balance	$842,004
Weighted Average Mortgage Rate	4.355%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	333
Weighted Average FICO (by Securitized Balance)	774
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.38%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	39

Mortgage Rate Range

3.00% - 3.50%	0.21%
3.51% - 4.00%	12.18%
4.01% - 4.50%	67.22%
4.51% - 5.00%	19.98%
5.01% - 5.25%	0.40%

Product Type

Fixed Rate 30YR	86.75%
Fixed Rate 15YR	12.15%
Fixed Rate 20YR	1.09%

Interest Only Loans

Yes	6.97%
No	93.03%

Geographic Distribution

CA	43.19%
TX	15.56%
IL	5.05%
MA	4.75%
FL	3.07%
WA	3.00%
NY	2.93%
CO	2.59%
AZ	2.31%
MD	1.85%
Other	15.70%

Occupancy

Primary	94.12%
Second Home	5.07%
Investor Property	0.81%

Property Type

Single Family	69.07%
Planned Unit Development	20.68%
Condominium	7.12%
Cooperative Unit	1.95%
2 -4 Family	1.17%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-12

SEMT 2012-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Oct-12	311,445,972	4	4,196,792	1.34%	0	0	0.00%	0	0	0.00%	0.00	1,196,013	1,196,013		4.50
Nov-12	305,746,603	2	1,320,814	0.43%	0	0	0.00%	0	0	0.00%	0.00	5,186,625	6,382,638		21.96
Dec-12	303,888,849	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,346,252	7,728,891	9.56	13.99
Jan-13	297,536,045	1	526,313	0.17%	0	0	0.00%	0	0	0.00%	0.00	5,844,271	13,573,162	15.04	16.34
Feb-13	292,336,896	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,704,319	18,277,481	14.75	16.63
Mar-13	274,436,646	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	17,408,392	35,685,873	32.16	25.43
Apr-13	267,473,577	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,497,496	42,183,369	33.40	25.39
May-13	260,326,851	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,687,513	48,870,882	35.88	25.54
Jun-13	249,627,386	1	745,597	0.29%	0	0	0.00%	0	0	0.00%	0.00	10,256,736	59,127,618	30.16	27.30
Jul-13	245,266,401	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,933,656	63,061,274	27.88	26.29
Aug-13	236,346,092	1	520,753	0.22%	0	0	0.00%	0	0	0.00%	0.00	8,493,768	71,555,042	30.69	27.19
Sep-13	231,842,317	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,093,696	75,648,738	24.07	26.51
Oct-13	229,781,264	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,654,948	77,303,686	21.38	25.17
Nov-13	227,912,924	1	1,075,591	0.47%	0	0	0.00%	0	0	0.00%	0.00	1,459,558	78,763,244	11.71	23.97
Dec-13	226,695,671	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	808,791	79,572,035	6.63	22.73
Jan-14	223,514,420	1	975,648	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,771,646	82,343,681	8.53	22.19
Feb-14	222,112,715	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	993,892	83,337,573	7.83	21.25
Mar-14	220,813,258	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	891,016	84,228,589	8.01	20.39
Apr-14	218,953,933	1	513,683	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,450,516	85,679,105	5.87	19.76
May-14	217,436,458	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,110,932	86,790,037	6.11	19.11
Jun-14	215,033,571	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,997,820	88,787,857	8.05	18.73
Jul-14	212,341,956	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,289,443	91,077,300	9.55	18.45
Aug-14	210,060,221	1	586,996	0.27%	0	0	0.00%	0	0	0.00%	0.00	1,880,870	92,958,170	10.93	18.11
Sep-14	209,606,311	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	56,408	93,014,578	7.68	17.44
Oct-14	206,024,740	1	840,690	0.40%	0	0	0.00%	0	0	0.00%	0.00	3,182,457	96,197,035	9.35	17.43
Nov-14	203,341,567	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,288,297	98,485,332	10.17	17.27
Dec-14	198,844,074	2	1,003,923	0.50%	0	0	0.00%	0	0	0.00%	0.00	4,104,891	102,590,223	17.15	17.47
Jan-15	193,859,990	1	1,830,553	0.94%	0	0	0.00%	0	0	0.00%	0.00	4,596,456	107,186,680	19.79	17.77
Feb-15	190,863,239	1	634,391	0.33%	0	0	0.00%	0	0	0.00%	0.00	2,618,126	109,804,805	20.58	17.70
Mar-15	185,393,138	0	0	0.00%	1	634,392	0.34%	0	0	0.00%	0.00	5,093,057	114,897,862	22.67	18.09
Apr-15	175,868,534	0	0	0.00%	0	0	0.00%	1	634,392	0.36%	0.00	9,154,541	124,052,403	30.67	19.23
May-15	173,716,393	2	1,252,099	0.71%	0	0	0.00%	0	0	0.00%	0.00	1,793,395	125,845,799	29.76	19.02
Jun-15	169,120,375	1	821,937	0.48%	1	631,485	0.37%	0	0	0.00%	0.00	4,238,192	130,083,991	29.10	19.26
Jul-15	164,466,244	0	0	0.00%	1	630,509	0.38%	0	0	0.00%	0.00	4,301,525	134,385,516	21.63	19.52
Aug-15	162,883,647	0	0	0.00%	1	629,530	0.38%	0	0	0.00%	0.00	1,236,195	135,621,711	20.80	19.25
Sep-15	161,107,167	0	0	0.00%	1	628,546	0.38%	0	0	0.00%	0.00	1,430,608	137,052,319	15.58	19.03
Oct-15	156,111,602	0	0	0.00%	1	627,559	0.40%	0	0	0.00%	0.00	4,652,906	141,705,225	16.75	19.37
Nov-15	153,206,844	1	498,490	0.32%	1	626,568	0.40%	0	0	0.00%	0.00	2,568,104	144,273,329	19.61	19.36
Dec-15	151,454,103	0	0	0.00%	1	625,574	0.41%	0	0	0.00%	0.00	1,420,996	145,694,325	19.79	19.17
Jan-16	143,987,768	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,137,762	152,832,087	25.60	19.96
Feb-16	139,899,280	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,767,155	156,599,242	28.50	20.18
Mar-16	138,237,905	1	580,991	0.41%	0	0	0.00%	0	0	0.00%	0.00	1,347,344	157,946,586	28.64	19.99
Apr-16	34,950,092	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,980,156	160,926,742	20.66	20.09

C-13

May-16	30,085,327	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,569,515	165,496,257	23.11	20.47
Jun-16	129,611,463	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	187,080	165,683,337	20.58	20.11
Jul-16	128,276,276	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,046,723	166,730,060	16.12	19.92
Aug-16	125,179,487	1	828,972	0.66%	0	0	0.00%	0	0	0.00%	0.00	2,810,448	169,540,508	11.87	20.02
Sep-16	122,983,631	1	827,601	0.67%	0	0	0.00%	0	0	0.00%	0.00	1,916,080	171,456,588	16.66	19.98
Oct-16	120,438,183	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,270,675	173,727,263	20.10	20.01
Nov-16	120,097,724	1	468,863	0.38%	0	0	0.00%	0	0	0.00%	0.00	68,205	173,795,468	12.92	19.68
Dec-16	116,858,113	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,966,147	176,761,615	16.17	19.84
Jan-17	114,574,746	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,012,717	178,774,332	15.74	19.85
Feb-17	114,230,746	1	735,503	0.64%	0	0	0.00%	0	0	0.00%	0.00	75,516	178,849,848	15.80	19.54

C-14

SEMT 2012-5

Original Pool Characteristics

Total Stated Principal Balance	$320,339,050
Number of Mortgage Loans	390
Average Stated Principal Balance	$821,382
Weighted Average Mortgage Rate	4.214%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.52%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	23

Mortgage Rate Range

3.51% - 4.00%	21.08%
4.01% - 4.50%	74.13%
4.51% - 5.00%	4.06%

Product Type

Fixed Rate 30YR	99.40%
Fixed Rate 20YR	0.60%

Interest Only Loans

Yes	4.89%
No	95.11%

Geographic Distribution

CA	44.00%
TX	13.44%
WA	5.84%
CO	4.54%
MA	4.22%
NY	4.03%
AZ	2.77%
CT	2.61%
GA	2.47%
IL	2.12%
Other	13.96%

Occupancy

Primary	94.32%
Second Home	4.08%
Investor Property	1.60%

Property Type

Single Family	63.29%
Planned Unit Development	27.49%
Condominium	5.10%
2 -4 Family	2.68%
Cooperative Unit	1.46%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-15

SEMT 2012-5	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Nov-12	319,640,528	1	1,247,086	0.38%	0	0	0.00%	0	0	0.00%	0.00	268,335	268,335		1.00
Dec-12	319,162,100	1	710,533	0.22%	0	0	0.00%	0	0	0.00%	0.00	46,505	314,839		1.18
Jan-13	316,659,175	1	557,477	0.17%	0	0	0.00%	0	0	0.00%	0.00	2,069,329	2,384,168	2.96	4.40
Feb-13	310,719,260	1	752,793	0.24%	0	0	0.00%	0	0	0.00%	0.00	5,506,734	7,890,902	9.24	9.54
Mar-13	303,686,310	1	439,864	0.14%	0	0	0.00%	0	0	0.00%	0.00	6,605,900	14,496,802	16.69	13.06
Apr-13	301,562,385	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,705,072	16,201,874	16.41	11.80
May-13	292,650,309	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,492,499	24,694,373	20.01	14.96
Jun-13	287,430,567	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,811,593	29,505,967	18.42	15.42
Jul-13	285,257,797	1	437,298	0.15%	0	0	0.00%	0	0	0.00%	0.00	1,769,088	31,275,055	18.61	14.45
Aug-13	280,863,428	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,992,456	35,267,511	13.74	14.59
Sep-13	279,056,815	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,409,663	36,677,174	9.65	13.77
Oct-13	276,987,624	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,674,106	38,351,280	9.60	13.19
Nov-13	275,353,780	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	707,118	39,058,398	6.04	12.57
Dec-13	273,971,543	2	1,176,026	0.42%	0	0	0.00%	0	0	0.00%	0.00	1,517,683	40,576,081	5.50	11.97
Jan-14	271,899,706	2	964,663	0.35%	0	0	0.00%	0	0	0.00%	0.00	1,675,158	42,251,239	4.81	11.65
Feb-14	270,982,680	1	739,632	0.27%	1	433,529	0.15%	0	0	0.00%	0.00	521,939	42,773,178	5.30	11.06
Mar-14	268,866,890	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,719,864	44,493,042	5.62	10.85
Apr-14	266,963,265	2	1,988,664	0.74%	0	0	0.00%	0	0	0.00%	0.00	1,508,657	46,001,699	5.43	10.62
May-14	265,160,878	3	2,618,156	0.98%	0	0	0.00%	0	0	0.00%	0.00	1,407,777	47,409,476	6.70	10.39
Jun-14	263,111,705	1	430,324	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,655,244	49,064,720	6.66	10.24
Jul-14	260,717,514	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,001,257	51,065,977	7.41	10.18
Aug-14	257,725,018	2	981,065	0.38%	0	0	0.00%	0	0	0.00%	0.00	2,601,145	53,667,122	9.15	10.25
Sep-14	255,808,920	1	558,358	0.21%	0	0	0.00%	0	0	0.00%	0.00	1,526,274	55,193,396	9.04	10.11
Oct-14	253,732,203	1	427,718	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,688,292	56,881,688	8.67	10.02
Nov-14	251,789,234	2	1,156,273	0.45%	0	0	0.00%	0	0	0.00%	0.00	1,555,709	58,437,397	7.23	9.91
Dec-14	246,788,446	2	1,664,257	0.67%	1	427,061	0.17%	0	0	0.00%	0.00	4,614,331	63,051,728	11.78	10.35
Jan-15	242,301,241	1	484,088	0.19%	1	426,401	0.17%	0	0	0.00%	0.00	4,106,242	67,157,970	15.31	10.68
Feb-15	238,830,308	2	1,150,802	0.48%	0	0	0.00%	0	0	0.00%	0.00	3,094,966	70,252,936	17.56	10.83
Mar-15	235,924,306	2	951,649	0.40%	0	0	0.00%	0	0	0.00%	0.00	2,533,082	72,786,017	14.93	10.88
Apr-15	228,465,522	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,088,161	79,874,178	19.48	11.67
May-15	222,382,133	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,721,988	85,596,166	23.42	12.21
Jun-15	217,884,197	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,145,193	89,741,358	25.90	12.50
Jul-15	210,169,240	1	530,490	0.25%	0	0	0.00%	0	0	0.00%	0.00	7,367,616	97,108,974	27.04	13.28
Aug-15	206,252,056	1	548,597	0.26%	0	0	0.00%	0	0	0.00%	0.00	3,580,241	100,689,215	24.61	13.46
Sep-15	202,374,641	2	1,216,980	0.60%	0	0	0.00%	0	0	0.00%	0.00	3,545,949	104,235,164	24.17	13.64
Oct-15	199,619,814	2	1,061,874	0.53%	1	669,289	0.33%	0	0	0.00%	0.00	2,426,498	106,661,662	17.05	13.65
Nov-15	195,265,287	1	545,870	0.27%	0	0	0.00%	0	0	0.00%	0.00	4,028,757	110,690,419	18.03	13.90
Dec-15	190,258,939	1	544,955	0.28%	0	0	0.00%	0	0	0.00%	0.00	4,686,883	115,377,302	20.27	14.25
Jan-16	187,321,399	1	490,485	0.26%	1	544,955	0.29%	0	0	0.00%	0.00	2,622,042	117,999,344	20.86	14.30
Feb-16	184,986,672	1	707,098	0.38%	0	0	0.00%	0	0	0.00%	0.00	2,023,235	120,022,579	17.79	14.26
Mar-16	181,219,546	1	896,724	0.49%	0	0	0.00%	0	0	0.00%	0.00	3,457,297	123,479,876	15.98	14.43
Apr-16	77,111,193	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,803,224	127,283,100	18.40	14.66

C-16

May-16	175,633,215	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,178,976	128,462,076	17.04	14.52
Jun-16	171,842,890	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,487,896	131,949,972	17.43	14.70
Jul-16	166,695,999	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,849,217	136,799,189	19.82	15.08
Aug-16	161,608,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,796,620	141,595,809	26.72	15.45
Sep-16	158,276,191	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,049,840	144,645,649	26.44	15.58
Oct-16	151,550,295	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,447,741	151,093,390	30.14	16.19
Nov-16	146,965,856	1	534,678	0.36%	0	0	0.00%	0	0	0.00%	0.00	4,318,085	155,411,475	30.05	16.50
Dec-16	138,019,045	1	663,754	0.48%	1	534,678	0.38%	0	0	0.00%	0.00	8,687,618	164,099,093	40.82	17.46
Jan-17	135,372,350	0	0	0.00%	0	0	0.00%	1	534,678	0.39%	0.00	2,400,151	166,499,244	34.87	17.51
Feb-17	133,582,081	1	692,015	0.51%	0	0	0.00%	1	534,678	0.39%	0.00	1,546,986	168,046,230	30.20	17.44
C-17

SEMT 2012-6

Original Pool Characteristics

Total Stated Principal Balance	301,462,461
Number of Mortgage Loans	358
Average Stated Principal Balance	$842,074
Weighted Average Mortgage Rate	4.079%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	356
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.68%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	27

Mortgage Rate Range

3.25% - 3.50%	1.62%
3.51% - 4.00%	48.43%
4.01% - 4.50%	47.94%
4.51% - 5.00%	2.01%

Product Type

Fixed Rate 30YR	2.02%
Fixed Rate 20YR	97.98%

Interest Only Loans

Yes	1.59%
No	98.41%

Geographic Distribution

CA	44.90%
TX	10.74%
WA	6.24%
MA	5.66%
CO	5.44%
NY	3.71%
AZ	3.01%
GA	2.99%
IL	1.94%
VA	1.66%
Other	13.71%

Occupancy

Primary	95.07%
Second Home	4.12%
Investor Property	0.82%

Property Type

Single Family	69.24%
Planned Unit Development	23.12%
Condominium	4.64%
2 -4 Family	1.89%
Cooperative Unit	1.11%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-18

SEMT 2012-6	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-12	301,002,659	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	27,500	27,500		0.11
Jan-13	300,522,678	3	3,861,349	1.28%	0	0	0.00%	0	0	0.00%	0.00	46,122	73,622		0.29
Feb-13	299,325,481	1	673,095	0.22%	0	0	0.00%	1	489,866	0.16%	0.00	761,714	835,336	1.11	1.66
Mar-13	294,007,895	1	996,123	0.33%	0	0	0.00%	1	489,150	0.16%	0.00	4,880,728	5,716,064	7.38	7.41
Apr-13	289,858,197	2	1,858,486	0.64%	0	0	0.00%	1	488,432	0.16%	0.00	3,717,850	9,433,914	11.94	9.16
May-13	283,437,191	1	1,268,934	0.44%	0	0	0.00%	1	487,711	0.17%	0.00	5,992,845	15,426,760	18.19	11.94
Jun-13	276,698,421	1	487,774	0.17%	0	0	0.00%	1	486,988	0.17%	0.00	6,317,513	21,744,273	20.17	14.04
Jul-13	274,933,635	0	0	0.00%	0	0	0.00%	1	486,262	0.17%	0.00	1,350,636	23,094,909	17.63	12.91
Aug-13	274,248,331	0	0	0.00%	0	0	0.00%	1	485,534	0.17%	0.00	271,402	23,366,311	10.79	11.54
Sep-13	271,872,516	0	0	0.00%	0	0	0.00%	1	484,804	0.17%	0.00	1,959,620	25,325,931	5.10	11.20
Oct-13	269,742,603	0	0	0.00%	0	0	0.00%	1	484,071	0.17%	0.00	1,717,597	27,043,527	5.65	10.83
Nov-13	267,310,958	0	0	0.00%	0	0	0.00%	1	483,336	0.18%	0.00	2,017,828	29,061,355	8.09	10.65
Dec-13	266,240,684	1	620,831	0.23%	0	0	0.00%	1	482,598	0.18%	0.00	657,842	29,719,197	6.34	10.04
Jan-14	264,200,362	0	0	0.00%	0	0	0.00%	1	481,858	0.18%	0.00	1,627,326	31,346,523	6.26	9.83
Feb-14	263,563,794	1	658,593	0.24%	0	0	0.00%	1	481,115	0.18%	0.00	224,414	31,570,937	3.72	9.24
Mar-14	263,082,970	0	0	0.00%	0	0	0.00%	1	480,370	0.18%	0.00	66,551	31,637,488	2.86	8.68
Apr-14	261,736,901	1	1,397,675	0.53%	0	0	0.00%	0	0	0.00%	0.00	930,168	32,567,656	1.84	8.42
May-14	259,646,238	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,674,528	34,242,184	4.01	8.37
Jun-14	258,271,048	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	959,864	35,202,048	5.34	8.17
Jul-14	253,100,147	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,755,047	39,957,095	10.87	8.84
Aug-14	249,762,215	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,927,904	42,884,999	12.72	9.07
Sep-14	249,289,277	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	64,525	42,949,524	11.52	8.68
Oct-14	244,139,079	0	0	0.00%	0	0	0.00%	1	475,084	0.19%	0.00	4,740,183	47,689,707	11.73	9.27
Nov-14	241,381,220	0	0	0.00%	0	0	0.00%	1	474,319	0.19%	0.00	2,353,228	50,042,935	11.03	9.36
Dec-14	235,000,344	1	803,876	0.34%	0	0	0.00%	1	473,551	0.20%	0.00	5,977,967	56,020,902	19.47	10.14
Jan-15	228,872,212	0	0	0.00%	0	0	0.00%	1	472,780	0.20%	0.00	5,733,155	61,754,057	21.22	10.83
Feb-15	227,173,775	1	1,144,431	0.50%	0	0	0.00%	1	472,007	0.20%	0.00	1,310,826	63,064,884	19.98	10.69
Mar-15	221,998,281	0	0	0.00%	0	0	0.00%	1	471,232	0.21%	0.00	4,788,439	67,853,322	18.76	11.18
Apr-15	217,900,245	0	0	0.00%	0	0	0.00%	1	470,454	0.21%	0.00	3,715,635	71,568,957	16.16	11.46
May-15	214,740,955	0	0	0.00%	0	0	0.00%	1	468,892	0.21%	0.00	2,781,333	74,350,290	18.53	11.58
Jun-15	213,775,013	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	594,421	74,944,711	12.24	11.33
Jul-15	208,177,885	2	1,351,349	0.64%	0	0	0.00%	0	0	0.00%	0.00	5,224,910	80,169,621	14.95	11.85
Aug-15	205,302,493	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,510,518	82,680,139	14.71	11.92
Sep-15	201,132,733	1	663,321	0.32%	0	0	0.00%	0	0	0.00%	0.00	3,807,241	86,487,380	20.01	12.20
Oct-15	199,198,331	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,576,349	88,063,729	14.40	12.12
Nov-15	197,848,584	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	992,753	89,056,482	11.86	11.97
Dec-15	194,960,553	2	1,386,244	0.71%	0	0	0.00%	0	0	0.00%	0.00	2,529,982	91,586,464	9.76	12.05
Jan-16	192,440,975	1	792,730	0.41%	0	0	0.00%	0	0	0.00%	0.00	2,163,671	93,750,135	10.94	12.08
Feb-16	190,636,419	1	632,163	0.33%	0	0	0.00%	0	0	0.00%	0.00	1,451,238	95,201,373	11.86	12.01
Mar-16	187,698,783	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,584,695	97,786,068	12.13	12.11
Apr-16	180,965,271	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,384,599	104,170,667	19.96	12.75
May-16	178,553,423	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,072,324	106,242,991	21.23	12.77
Jun-16	177,507,222	1	932,515	0.52%	0	0	0.00%	0	0	0.00%	0.00	713,217	106,956,208	18.16	12.61

C-19

Jul-16	172,319,705	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,854,598	111,810,806	15.85	13.03
Aug-16	170,458,810	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,535,410	113,346,216	14.99	12.98
Sep-16	166,367,916	1	735,160	0.44%	0	0	0.00%	0	0	0.00%	0.00	3,766,832	117,113,048	21.00	13.25
Oct-16	160,200,595	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,849,120	122,962,168	23.48	13.81
Nov-16	156,732,720	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,159,122	126,121,290	26.77	13.99
Dec-16	154,787,283	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,641,560	127,762,850	23.25	13.97
Jan-17	150,064,976	1	728,653	0.48%	0	0	0.00%	0	0	0.00%	0.00	4,421,600	132,184,450	21.11	14.33
Feb-17	146,993,939	1	918,628	0.62%	0	0	0.00%	0	0	0.00%	0.00	2,775,862	134,960,312	20.72	14.47
C-20

SEMT 2013-1

Original Pool Characteristics

Total Stated Principal Balance	397,887,279
Number of Mortgage Loans	511
Average Stated Principal Balance	778,632
Weighted Average Mortgage Rate	3.988%
Weighted Average Margin (by Securitized Balance) HYB only	2.181%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	317
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.61%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	108

Mortgage Rate Range

2.51% - 3.00%	1.16%
3.01% - 3.50%	9.72%
3.51% - 4.00%	46.36%
4.01% - 4.50%	38.97%
4.51% - 5.00%	3.79%

Product Type

Fixed Rate 10YR	0.99%
Fixed Rate 15YR	19.09%
Fixed Rate 20YR	0.19%
Fixed Rate 30YR	58.69%
HYB 5/1	3.26%
HYB 7/1	0.25%
HYB 10/1	17.52%

Interest Only Loans

Yes	5.03%
No	94.97%

Geographic Distribution

CA	42.90%
TX	13.23%
MA	9.63%
FL	7.29%
WA	3.93%
IL	3.32%
CO	2.88%
VA	1.43%
NY	1.30%
CT	1.20%
Other	12.89%

Occupancy

Primary	94.89%
Second Home	4.45%
Investor Property	0.65%

Property Type

Single Family	69.99%
PUD	25.28%
Condominium	3.62%
Cooperative Unit	0.62%
2-4 Family	0.49%

C-21

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-22

SEMT 2013-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-13	378,889,887	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,901,058	14,901,058		37.05
Mar-13	369,972,943	3	2,673,697	0.72%	0	0	0.00%	0	0	0.00%	0.00	8,121,392	23,022,450		51.54
Apr-13	358,105,842	1	989,795	0.27%	0	0	0.00%	0	0	0.00%	0.00	11,085,205	34,107,655	30.50	42.07
May-13	346,607,134	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,736,170	44,843,825	28.21	38.53
Jun-13	340,134,470	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,734,705	50,578,530	26.77	34.03
Jul-13	333,718,760	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,688,621	56,267,151	22.68	31.20
Aug-13	325,369,986	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,635,696	63,902,847	20.36	30.14
Sep-13	321,013,646	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,658,094	67,560,941	18.63	27.92
Oct-13	320,113,892	1	636,888	0.19%	0	0	0.00%	0	0	0.00%	0.00	210,593	67,771,534	13.17	25.03
Nov-13	317,448,920	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,969,649	69,741,183	7.03	23.26
Dec-13	314,395,239	1	886,252	0.28%	0	0	0.00%	0	0	0.00%	0.00	2,358,939	72,100,122	5.57	21.95
Jan-14	312,954,975	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	750,133	72,850,255	6.24	20.41
Feb-14	311,579,279	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	685,372	73,535,627	4.73	19.09
Mar-14	307,778,724	2	1,426,079	0.46%	0	0	0.00%	0	0	0.00%	0.00	3,110,224	76,645,851	5.70	18.56
Apr-14	305,314,300	1	629,060	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,778,791	78,424,642	6.98	17.80
May-14	304,436,664	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	192,671	78,617,313	6.41	16.79
Jun-14	300,174,234	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,574,663	82,191,976	7.06	16.60
Jul-14	297,445,231	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,047,649	84,239,625	7.45	16.14
Aug-14	292,094,912	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,669,584	88,909,209	12.93	16.23
Sep-14	290,339,285	1	797,458	0.27%	0	0	0.00%	0	0	0.00%	0.00	1,084,153	89,993,362	10.06	15.68
Oct-14	286,490,560	1	737,215	0.25%	0	0	0.00%	0	0	0.00%	0.00	3,181,368	93,174,730	11.56	15.54
Nov-14	284,124,597	1	627,740	0.22%	1	737,215	0.25%	0	0	0.00%	0.00	1,708,355	94,883,085	7.99	15.18
Dec-14	279,151,687	1	861,079	0.30%	0	0	0.00%	0	0	0.00%	0.00	4,315,005	99,198,090	12.17	15.28
Jan-15	274,571,762	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,929,362	103,127,452	13.27	15.33
Feb-15	267,431,976	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,495,597	109,623,049	19.31	15.78
Mar-15	257,754,207	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,043,459	118,666,508	25.27	16.62
Apr-15	244,218,328	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	12,916,034	131,582,543	35.65	18.04
May-15	240,878,976	1	954,605	0.39%	0	0	0.00%	0	0	0.00%	0.00	2,740,901	134,323,443	32.33	17.88
Jun-15	234,303,492	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,981,443	140,304,886	29.77	18.22
Jul-15	231,621,256	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,100,217	142,405,104	16.70	17.99
Aug-15	227,106,002	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,938,570	146,343,674	18.64	18.04
Sep-15	225,954,934	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	581,297	146,924,971	10.91	17.63
Oct-15	221,292,243	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,091,877	151,016,848	14.16	17.72
Nov-15	217,238,089	2	1,275,692	0.58%	0	0	0.00%	0	0	0.00%	0.00	3,489,929	154,506,777	13.62	17.75
Dec-15	214,911,277	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,767,062	156,273,839	15.55	17.54
Jan-16	210,787,399	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,566,790	159,840,629	15.02	17.59
Feb-16	207,374,315	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,860,061	162,700,690	14.26	17.56
Mar-16	205,674,532	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,157,026	163,857,716	13.39	17.31
Apr-16	201,044,643	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,086,499	67,944,215	14.51	17.45
May-16	194,737,673	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,771,356	173,715,571	19.61	17.82
Jun-16	188,943,905	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,270,787	178,986,358	26.33	18.12
Jul-16	183,640,981	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,788,665	183,775,023	27.97	18.37
Aug-16	180,834,553	1	604,858	0.33%	0	0	0.00%	0	0	0.00%	0.00	2,303,500	186,078,523	23.08	18.30

C-23

Sep-16	174,706,973	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,626,804	191,705,327	24.33	18.67
Oct-16	168,686,341	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,534,966	197,240,293	26.26	19.04
Nov-16	168,151,104	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	58,453	197,298,746	22.60	18.70
Dec-16	165,228,194	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,444,407	199,743,153	17.17	18.68
Jan-17	159,803,133	1	683,482	0.42%	0	0	0.00%	0	0	0.00%	0.00	4,954,392	204,697,545	16.54	18.98
Feb-17	157,256,253	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,088,541	206,786,086	20.73	18.93

C-24

SEMT 2013-2

Original Pool Characteristics

Total Stated Principal Balance	666,125,405
Number of Mortgage Loans	777
Average Stated Principal Balance	857,304
Weighted Average Mortgage Rate	3.947%
Weighted Average Margin (by Securitized Balance)	NA
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	353
Weighted Average FICO (by Securitized Balance)	776
Weighted Average Loan-to-Value Ratio (by Original Balance)	63.06%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	65

Mortgage Rate Range

2.51% - 3.00%	0.09%
3.01% - 3.50%	4.01%
3.51% - 4.00%	64.49%
4.01% - 4.50%	29.53%
4.51% - 5.00%	1.88%

Product Type

Fixed Rate 15YR	1.56%
Fixed Rate 20YR	0.36%
Fixed Rate 25YR	0.11%
Fixed Rate 30YR	97.97%

Interest Only Loans

Yes	8.30%
No	91.70%

Geographic Distribution

CA	48.84%
MA	16.64%
TX	5.67%
WA	5.42%
CO	2.29%
CT	2.28%
IL	1.87%
VA	1.69%
FL	1.34%
MD	1.06%
Other	12.9%

Occupancy

Primary	92.45%
Second Home	5.23%
Investor Property	2.32%

Property Type

Single Family	69.60%
PUD	16.14%
Condominium	8.28%
2-4 Family	3.62%
Cooperative Unit	2.07%
Townhouse	0.29%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

C-25

SEMT 2013-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-13	659,118,591	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,066,982	6,066,982		10.41
Mar-13	652,112,661	6	4,157,634	0.63%	0	0	0.00%	0	0	0.00%	0.00	6,067,879	12,134,860		19.85
Apr-13	644,154,412	2	1,588,481	0.24%	0	0	0.00%	0	0	0.00%	0.00	7,027,654	19,162,514	11.06	16.13
May-13	642,287,742	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	941,963	20,104,477	8.28	11.60
Jun-13	633,832,690	2	2,278,925	0.35%	0	0	0.00%	0	0	0.00%	0.00	7,527,524	27,632,001	9.21	12.02
Jul-13	623,050,541	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,864,459	37,496,460	10.95	13.09
Aug-13	617,404,992	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,737,888	42,234,348	13.14	12.40
Sep-13	614,165,035	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,337,626	44,571,974	10.31	11.32
Oct-13	613,181,078	1	652,133	0.10%	0	0	0.00%	0	0	0.00%	0.00	82,484	44,654,458	4.54	10.01
Nov-13	606,519,410	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,756,971	50,411,429	5.22	10.10
Dec-13	601,431,086	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,554,978	53,966,407	6.40	9.90
Jan-14	599,399,890	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,131,520	55,097,927	7.06	9.24
Feb-14	594,355,096	2	1,307,301	0.21%	0	0	0.00%	0	0	0.00%	0.00	4,143,011	59,240,938	5.73	9.15
Mar-14	588,813,673	1	515,157	0.08%	0	0	0.00%	0	0	0.00%	0.00	4,642,538	63,883,476	6.46	9.15
Apr-14	587,657,983	2	1,145,482	0.19%	0	0	0.00%	0	0	0.00%	0.00	260,698	64,144,174	5.93	8.57
May-14	584,920,187	1	513,566	0.08%	0	0	0.00%	0	0	0.00%	0.00	1,838,909	65,983,083	4.48	8.27
Jun-14	583,380,095	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	638,805	66,621,888	1.86	7.86
Jul-14	579,893,298	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,580,532	69,202,420	3.41	7.71
Aug-14	577,068,938	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,918,201	71,120,621	3.48	7.52
Sep-14	574,031,909	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,130,676	73,251,297	4.49	7.36
Oct-14	572,411,100	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	713,606	73,964,903	3.26	7.09
Nov-14	568,706,036	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,792,794	76,757,697	3.87	7.03
Dec-14	562,945,204	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,847,383	81,605,080	5.72	7.17
Jan-15	557,078,854	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,956,514	86,561,594	8.56	7.31
Feb-15	553,410,108	1	635,777	0.11%	0	0	0.00%	0	0	0.00%	0.00	2,764,212	89,325,806	8.59	7.25
Mar-15	544,721,911	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,786,424	97,112,230	10.62	7.62
Apr-15	536,687,145	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,144,973	104,257,203	12.17	7.91
May-15	529,386,034	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,420,832	110,678,035	14.63	8.13
Jun-15	521,631,936	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,885,080	117,563,115	14.26	8.38
Jul-15	512,705,849	1	572,614	0.11%	0	0	0.00%	0	0	0.00%	0.00	8,060,623	125,623,738	15.07	8.71
Aug-15	506,643,535	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,203,489	130,827,227	14.44	8.81
Sep-15	503,229,820	1	548,893	0.10%	0	0	0.00%	0	0	0.00%	0.00	2,560,653	133,387,880	11.65	8.73
Oct-15	496,677,107	1	622,516	0.12%	0	0	0.00%	0	0	0.00%	0.00	5,700,953	139,088,833	10.15	8.88
Nov-15	494,311,179	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,519,266	140,608,099	7.50	8.73
Dec-15	482,439,901	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,024,034	151,632,133	13.73	9.23
Jan-16	479,239,492	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,375,344	154,007,477	11.48	9.14
Feb-16	470,383,439	1	737,090	0.15%	0	0	0.00%	0	0	0.00%	0.00	8,031,253	162,038,730	16.25	9.43
Mar-16	466,178,365	2	1,406,670	0.30%	0	0	0.00%	0	0	0.00%	0.00	3,388,765	165,427,495	10.96	9.41
Apr-16	458,725,296	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,639,518	72,067,013	14.24	9.60
May-16	456,034,994	1	733,277	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,883,580	173,950,593	9.75	9.49
Jun-16	448,805,661	1	465,791	0.10%	0	0	0.00%	0	0	0.00%	0.00	6,422,886	180,373,479	12.22	9.67
Jul-16	440,869,080	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,140,297	187,513,776	12.80	9.88
Aug-16	432,266,864	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,821,816	195,335,592	17.48	10.13

C-26

Sep-16	421,174,024	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,323,893	205,659,485	20.70	10.53
Oct-16	412,104,278	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,306,932	213,966,417	21.93	10.80
Nov-16	405,799,946	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,553,320	219,519,737	20.57	10.91
Dec-16	396,586,227	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,465,201	227,984,938	19.58	11.20
Jan-17	386,390,756	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,460,164	237,445,102	20.91	11.54
Feb-17	378,702,259	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,965,457	244,410,559	22.37	11.73

C-27

SEMT 2013-3

Original Pool Characteristics

Total Stated Principal Balance	600,210,241
Number of Mortgage Loans	746
Average Stated Principal Balance	804,571
Weighted Average Mortgage Rate	3.819%
Weighted Average Margin (by Securitized Balance)	NA
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	772
Weighted Average Loan-to-Value Ratio (by Original Balance)	65.27%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	49

Mortgage Rate Range

3.01% - 3.50%	10.70%
3.51% - 4.00%	78.55%
4.01% - 4.50%	10.47%
4.51% - 5.00%	0.28%

Product Type

Fixed Rate 20YR	0.37%
Fixed Rate 30YR	99.63%

Interest Only Loans

Yes	2.36%
No	97.64%

Geographic Distribution

CA	43.15%
MA	10.52%
TX	6.32%
WA	5.02%
NY	4.19%
VA	3.76%
CO	3.74%
MD	3.25%
IL	3.11%
CT	2.74%
Other	14.20%

Occupancy

Primary	95.81%
Second Home	3.72%
Investor Property	0.47%

Property Type

Single Family	72.02%
PUD	22.09%
Condominium	4.50%
Cooperative Unit	0.74%
2-4 Family	0.64%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

C-28

SEMT 2013-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Mar-13	598,823,974	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	504,820	504,820		1.01
Apr-13	596,676,385	5	3,772,438	0.63%	0	0	0.00%	0	0	0.00%	0.00	1,261,740	1,766,560		3.49
May-13	593,172,668	1	497,527	0.08%	0	0	0.00%	0	0	0.00%	0.00	2,616,355	4,382,915	2.90	4.32
Jun-13	587,303,182	2	2,124,533	0.36%	0	0	0.00%	0	0	0.00%	0.00	4,982,521	9,365,436	5.81	6.13
Jul-13	583,163,898	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,255,702	12,621,138	7.11	6.22
Aug-13	580,119,463	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,162,501	14,783,639	6.86	5.86
Sep-13	575,448,167	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,789,265	18,572,904	6.15	6.16
Oct-13	571,029,034	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,539,831	22,112,735	6.38	6.31
Nov-13	568,016,035	1	712,900	0.12%	0	0	0.00%	0	0	0.00%	0.00	2,133,878	24,246,613	6.40	6.08
Dec-13	564,384,775	2	1,530,895	0.27%	0	0	0.00%	0	0	0.00%	0.00	1,498,739	25,745,352	5.76	6.04
Jan-14	562,280,376	1	710,715	0.12%	1	819,086	0.14%	0	0	0.00%	0.00	1,227,140	26,972,492	4.23	5.71
Feb-14	559,195,199	1	772,485	0.13%	0	0	0.00%	0	0	0.00%	0.00	2,204,851	29,177,343	3.45	5.62
Mar-14	556,151,679	2	1,942,470	0.34%	0	0	0.00%	0	0	0.00%	0.00	2,163,023	31,340,366	3.92	5.54
Apr-14	552,916,662	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,353,429	33,693,795	4.72	7.30
May-14	546,294,645	1	662,863	0.12%	0	0	0.00%	0	0	0.00%	0.00	5,741,434	39,435,229	7.17	7.75
Jun-14	544,659,491	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	759,040	40,194,269	6.25	7.48
Jul-14	542,081,316	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,699,865	41,894,134	5.83	5.58
Aug-14	535,394,182	1	1,148,507	0.21%	0	0	0.00%	0	0	0.00%	0.00	5,806,842	47,700,976	5.94	5.99
Sep-14	530,227,915	1	775,734	0.14%	0	0	0.00%	0	0	0.00%	0.00	4,291,512	51,992,488	8.43	6.18
Oct-14	526,398,386	1	744,592	0.14%	0	0	0.00%	0	0	0.00%	0.00	2,958,663	54,951,151	9.34	6.21
Nov-14	522,907,435	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,619,625	57,570,776	7.21	6.20
Dec-14	518,855,160	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,181,547	60,752,323	6.48	6.25
Jan-15	516,999,124	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	987,267	61,739,590	5.08	6.08
Feb-15	511,384,632	2	1,234,433	0.24%	0	0	0.00%	0	0	0.00%	0.00	4,747,511	66,487,101	6.68	6.28
Mar-15	502,536,900	1	593,392	0.11%	0	0	0.00%	0	0	0.00%	0.00	7,985,106	74,472,208	10.21	6.78
Apr-15	496,538,867	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,140,405	79,612,613	13.19	6.99
May-15	492,351,678	1	736,097	0.14%	0	0	0.00%	0	0	0.00%	0.00	3,336,052	82,948,665	12.33	7.03
Jun-15	487,809,621	1	857,293	0.17%	0	0	0.00%	0	0	0.00%	0.00	3,692,583	86,641,248	5.56	7.10
Jul-15	481,609,196	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,355,169	91,996,417	7.17	7.30
Aug-15	476,909,088	1	931,455	0.19%	0	0	0.00%	0	0	0.00%	0.00	3,857,788	95,854,205	7.37	7.38
Sep-15	470,775,396	1	658,200	0.13%	0	0	0.00%	0	0	0.00%	0.00	5,294,885	101,149,090	7.41	7.57
Oct-15	464,186,763	1	549,011	0.11%	0	0	0.00%	0	0	0.00%	0.00	5,756,212	106,905,302	8.98	7.79
Nov-15	457,521,108	1	548,034	0.11%	0	0	0.00%	0	0	0.00%	0.00	5,839,639	112,744,941	13.43	8.00
Dec-15	452,629,461	1	941,606	0.20%	0	0	0.00%	0	0	0.00%	0.00	4,072,475	116,817,416	12.66	8.08
Jan-16	447,185,982	1	703,681	0.15%	0	0	0.00%	0	0	0.00%	0.00	4,627,830	121,445,246	11.95	8.20
Feb-16	443,827,591	1	546,985	0.12%	0	0	0.00%	0	0	0.00%	0.00	2,547,254	123,992,500	9.48	8.17
Mar-16	441,407,394	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,609,824	125,602,324	7.54	8.08
Apr-16	435,671,820	1	693,095	0.15%	0	0	0.00%	0	0	0.00%	0.00	4,924,700	30,527,024	7.88	8.21
May-16	429,744,116	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,120,240	135,647,264	10.10	8.36
Jun-16	426,388,523	1	913,526	0.21%	0	0	0.00%	0	0	0.00%	0.00	2,553,584	138,200,848	10.94	8.34
Jul-16	417,540,439	1	590,967	0.14%	0	0	0.00%	0	0	0.00%	0.00	8,047,726	146,248,574	13.67	8.68
Aug-16	410,775,036	2	1,502,200	0.36%	0	0	0.00%	0	0	0.00%	0.00	5,975,948	152,224,522	14.56	8.87
Sep-16	406,620,131	1	912,369	0.22%	0	0	0.00%	0	0	0.00%	0.00	3,377,486	155,602,008	15.35	8.90

C-29

Oct-16	400,726,817	1	638,530	0.15%	0	0	0.00%	0	0	0.00%	0.00	5,119,180	160,721,188	13.16	9.04
Nov-16	392,413,711	1	825,066	0.20%	0	0	0.00%	0	0	0.00%	0.00	7,544,925	168,266,113	14.73	9.33
Dec-16	383,071,226	2	1,486,684	0.38%	0	0	0.00%	0	0	0.00%	0.00	8,581,871	176,847,984	19.32	9.68
Jan-17	373,017,181	1	814,048	0.21%	0	0	0.00%	0	0	0.00%	0.00	9,308,499	186,156,483	23.07	10.07
Feb-17	371,078,472	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,207,028	187,363,511	18.09	9.96

C-30

SEMT 2013-4

Original Pool Characteristics

Total Stated Principal Balance	576,435,465
Number of Mortgage Loans	716
Average Stated Principal Balance	805,077
Weighted Average Mortgage Rate	3.783%
Weighted Average Margin (by Securitized Balance)	NA
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	63.77%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	39

Mortgage Rate Range

3.01% - 3.50%	11.63%
3.51% - 4.00%	81.04%
4.01% - 4.50%	7.33%

Product Type

Fixed Rate 20YR	1.28%
Fixed Rate 25YR	0.14%
Fixed Rate 30YR	98.58%

Interest Only Loans

Yes	2.21%
No	97.79%

Geographic Distribution

CA	42.13%
MA	9.74%
WA	7.19%
TX	5.54%
NY	5.32%
IL	4.46%
VA	3.59%
CO	3.41%
MD	2.73%
CT	2.55%
Other	13.34%

Occupancy

Primary	98.00%
Second Home	2.92%
Investor Property	1.09%

Property Type

Single Family	71.06%
PUD	22.35%
Condominium	4.49%
Cooperative Unit	1.21%
2-4 Family	0.72%
Townhouse	0.18%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

C-31

SEMT 2013-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Apr-13	575,244,709	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	330,605	330,605		0.69
May-13	574,017,847	3	2,559,731	0.44%	0	0	0.00%	0	0	0.00%	0.00	362,996	693,601		4.92
Jun-13	572,858,722	2	1,608,994	0.28%	0	0	0.00%	0	0	0.00%	0.00	291,375	984,975	0.68	3.67
Jul-13	569,817,098	2	1,518,088	0.26%	0	0	0.00%	0	0	0.00%	0.00	2,170,174	3,155,149	1.96	4.51
Aug-13	565,337,910	3	2,549,230	0.45%	0	0	0.00%	0	0	0.00%	0.00	3,606,682	6,761,831	4.18	5.67
Sep-13	561,851,967	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,614,535	9,376,366	5.76	5.96
Oct-13	559,303,396	1	791,670	0.14%	0	0	0.00%	0	0	0.00%	0.00	1,678,195	11,054,561	5.46	5.86
Nov-13	558,342,176	1	900,524	0.16%	0	0	0.00%	0	0	0.00%	0.00	89,587	11,144,148	3.08	5.32
Dec-13	556,598,345	2	1,918,586	0.34%	0	0	0.00%	0	0	0.00%	0.00	869,173	12,013,321	1.87	5.12
Jan-14	553,808,539	2	1,763,017	0.31%	0	0	0.00%	0	0	0.00%	0.00	1,913,434	13,926,755	2.05	5.20
Feb-14	552,818,007	3	1,998,369	0.36%	0	0	0.00%	0	0	0.00%	0.00	114,182	14,040,937	2.07	4.90
Mar-14	550,375,302	2	1,315,270	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,563,236	15,604,173	2.57	4.92
Apr-14	548,310,129	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,185,071	16,789,244	2.06	4.88
May-14	546,018,521	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,410,082	18,199,326	2.99	4.88
Jun-14	544,228,356	1	454,872	0.08%	0	0	0.00%	0	0	0.00%	0.00	907,621	19,106,947	2.53	4.81
Jul-14	541,456,306	2	1,123,176	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,887,720	20,994,667	3.05	3.00
Aug-14	537,070,464	1	685,831	0.12%	1	454,140	0.08%	0	0	0.00%	0.00	3,501,071	24,495,738	4.56	3.29
Sep-14	534,331,760	2	1,067,103	0.19%	1	685,831	0.12%	0	0	0.00%	0.00	1,856,152	26,351,890	5.24	3.34
Oct-14	530,018,817	2	1,661,337	0.31%	2	1,137,357	0.21%	0	0	0.00%	0.00	3,428,674	29,780,564	6.36	3.58
Nov-14	525,669,865	4	2,639,932	0.50%	0	0	0.00%	0	0	0.00%	0.00	3,464,936	33,245,500	6.39	3.80
Dec-14	521,452,121	3	2,193,798	0.42%	0	0	0.00%	0	0	0.00%	0.00	3,336,582	36,582,082	7.48	3.99
Jan-15	516,658,953	1	680,024	0.13%	1	450,446	0.08%	0	0	0.00%	0.00	3,914,326	40,496,408	7.88	4.22
Feb-15	510,772,347	3	2,186,342	0.42%	2	1,129,724	0.22%	0	0	0.00%	0.00	5,010,890	45,507,299	9.05	4.55
Mar-15	507,940,743	1	683,850	0.13%	2	1,153,561	0.22%	0	0	0.00%	0.00	1,960,589	47,467,888	8.13	4.55
Apr-15	503,100,282	0	0	0.00%	1	448,201	0.08%	1	704,610	0.13%	0.00	3,968,269	51,436,157	8.24	4.75
May-15	496,538,919	0	0	0.00%	2	1,149,697	0.23%	0	0	0.00%	0.00	5,692,478	57,128,635	8.84	5.09
Jun-15	489,138,640	3	1,834,885	0.37%	1	446,693	0.09%	1	702,248	0.14%	0.00	6,537,931	63,666,566	9.41	5.49
Jul-15	485,308,021	0	0	0.00%	1	445,936	0.09%	1	702,248	0.14%	0.00	2,976,331	66,642,897	7.47	5.56
Aug-15	481,467,354	1	444,413	0.09%	0	0	0.00%	1	702,248	0.14%	0.00	2,988,366	69,631,263	4.81	5.62
Sep-15	474,986,268	1	443,649	0.09%	0	0	0.00%	1	702,248	0.14%	0.00	5,630,598	75,261,861	6.94	5.90
Oct-15	473,393,710	2	1,207,378	0.25%	0	0	0.00%	1	702,248	0.14%	0.00	748,337	76,010,198	5.21	5.78
Nov-15	467,231,980	1	763,199	0.16%	1	442,882	0.09%	1	702,248	0.0015	0.00	5,315,082	81,325,280	9.37	6.02
Dec-15	462,341,579	1	714,629	0.15%	1	442,112	0.09%	1	702,248	0.0015	0.00	4,049,670	85,374,950	8.25	6.16
Jan-16	458,304,484	2	1,377,785	0.30%	0	0	0.00%	1	702,248	0.0015	0.00	3,200,492	88,575,442	10.20	6.22
Feb-16	455,478,660	2	1,168,297	0.25%	0	0	0.00%	1	702,248	0.0015	0.00	1,990,883	90,566,325	7.68	6.20
Mar-16	452,195,665	1	567,636	0.12%	0	0	0.00%	1	702,248	0.0015	0.00	2,448,468	93,014,793	6.45	6.21
Apr-16	445,567,039	1	709,970	0.15%	0	0	0.00%	1	702,248	0.15%	0.00	5,793,949	98,808,742	8.64	6.46
May-16	440,875,290	0	0	0.00%	0	0	0.00%	1	702,248	0.15%	0.00	3,863,606	102,672,348	10.22	6.56
Jun-16	434,946,328	1	2,301,547	0.52%	0	0	0.00%	1	702,248	0.16%	0.00	5,104,963	107,777,311	12.43	6.75
Jul-16	429,437,992	1	524,369	0.12%	0	0	0.00%	1	702,248	0.16%	0.00	4,690,895	112,468,206	11.71	6.91
Aug-16	423,159,451	2	2,900,108	0.68%	0	0	0.00%	0	0	0.00%	0.00	5,466,550	117,934,756	13.14	7.11
Sep-16	415,335,426	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,019,335	124,954,091	14.89	7.41
Oct-16	399,102,287	1	756,219	0.18%	0	0	0.00%	0	0	0.00%	0.00	15,438,161	140,392,252	23.58	8.25

C-32

Nov-16	391,653,335	0	0	0.00%	1	756,219	0.19%	0	0	0.00%	0.00	6,679,078	147,071,330	24.83	8.51
Dec-16	386,833,168	1	759,827	0.19%	0	0	0.00%	1	756,219	0.19%	0.00	4,059,337	151,130,667	22.93	8.60
Jan-17	380,662,164	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,414,703	156,545,370	15.23	8.78
Feb-17	378,537,554	1	558,512	0.14%	0	0	0.00%	0	0	0.00%	0.00	1,376,647	157,922,017	10.63	8.69

C-33

SEMT 2013-5

Original Pool Characteristics

Total Stated Principal Balance	$463,344,441
Number of Mortgage Loans	609
Average Stated Principal Balance	$760,828
Weighted Average Mortgage Rate	3.811%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	772
Weighted Average Loan-to-Value Ratio (by Original Balance)	64.85%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	43

Mortgage Rate Range

3.01% - 3.50%	7.69%
3.51% - 4.00%	84.74%
4.01% - 4.50%	7.41%
4.51% - 5.00%	0.15%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.55%
WA	7.80%
MA	7.61%
TX	7.10%
IL	5.05%
VA	5.01%
MD	3.94%
CO	3.64%
NY	3.18%
AZ	3.11%
Other	16.01%

Occupancy

Primary	96.09%
Second Home	3.74%
Investor Property	0.17%

Property Type

Single Family	69.79%
PUD	25.03%
Condominium	3.91%
2-4 Family	0.74%
Cooperative Unit	0.54%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-34

SEMT 2013-5	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
May-13	462,054,503	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	595,087	595,087		1.53
Jun-13	460,663,246	2	2,864,896	0.62%	0	0	0.00%	0	0	0.00%	0.00	694,495	1,289,582		6.73
Jul-13	459,121,679	4	2,973,887	0.64%	0	0	0.00%	0	0	0.00%	0.00	843,265	2,132,846	1.84	5.35
Aug-13	455,491,950	1	894,227	0.19%	0	0	0.00%	0	0	0.00%	0.00	2,929,762	5,062,608	6.24	6.61
Sep-13	454,005,471	2	1,268,165	0.27%	0	0	0.00%	0	0	0.00%	0.00	788,479	5,851,087	6.97	5.93
Oct-13	453,258,077	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	47,999	5,899,086	6.38	5.15
Nov-13	450,635,179	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,921,138	7,820,224	4.75	5.41
Dec-13	448,889,930	1	718,044	0.15%	0	0	0.00%	0	0	0.00%	0.00	1,042,178	8,862,402	5.19	5.29
Jan-14	448,134,835	1	641,270	0.14%	0	0	0.00%	0	0	0.00%	0.00	51,023	8,913,425	5.20	4.88
Feb-14	446,852,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	575,533	9,488,958	2.93	4.72
Mar-14	445,464,548	1	654,469	0.14%	0	0	0.00%	0	0	0.00%	0.00	680,296	10,169,254	2.31	4.61
Apr-14	441,643,744	1	653,458	0.14%	0	0	0.00%	0	0	0.00%	0.00	3,111,041	13,280,295	7.53	5.10
May-14	439,566,473	2	1,187,144	0.26%	0	0	0.00%	0	0	0.00%	0.00	1,367,996	14,648,291	8.86	5.13
Jun-14	438,104,028	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	752,834	15,401,125	9.01	5.04
Jul-14	436,700,938	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	693,403	16,094,528	4.99	5.55
Aug-14	434,950,798	2	1,583,907	0.36%	0	0	0.00%	0	0	0.00%	0.00	1,039,115	17,133,643	4.44	5.54
Sep-14	432,276,998	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,961,777	19,095,420	6.55	5.83
Oct-14	428,562,023	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,002,622	22,098,042	10.46	6.40
Nov-14	426,934,253	1	1,130,249	0.26%	0	0	0.00%	0	0	0.00%	0.00	915,166	23,013,208	10.30	6.32
Dec-14	424,436,282	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,783,703	24,796,911	10.06	6.48
Jan-15	418,838,677	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,887,068	29,683,979	13.27	7.40
Feb-15	413,753,618	1	688,396	0.16%	0	0	0.00%	0	0	0.00%	0.00	4,378,602	34,062,581	18.79	8.11
Mar-15	409,399,441	1	685,068	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,652,609	37,715,190	21.71	8.59
Apr-15	404,520,433	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	74,916	37,790,106	17.80	8.74
May-15	397,840,028	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,983,432	43,773,538	20.53	9.65
Jun-15	394,039,742	1	742,320	0.18%	0	0	0.00%	0	0	0.00%	0.00	61,322	43,834,860	14.00	9.64
Jul-15	389,004,869	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,350,682	48,185,542	11.33	10.14
Aug-15	385,121,801	2	1,165,200	0.30%	0	0	0.00%	0	0	0.00%	0.00	3,203,093	51,388,635	14.27	10.39
Sep-15	384,252,888	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	191,830	51,580,465	6.77	10.09
Oct-15	381,369,175	2	1,670,407	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,204,304	53,784,769	4.87	10.15
Nov-15	378,158,219	1	590,071	0.15%	0	0	0.00%	0	0	0.00%	0.00	2,532,964	56,317,733	9.85	10.27
Dec-15	375,583,104	2	1,634,576	0.43%	0	0	0.00%	0	0	0.00%	0.00	1,898,729	58,216,462	13.12	10.28
Jan-16	373,708,336	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,199,362	59,415,824	11.30	10.18
Feb-16	372,410,462	3	1,799,095	0.48%	0	0	0.00%	0	0	0.00%	0.00	621,937	60,037,761	7.64	10.00
Mar-16	366,473,141	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,260,113	65,297,874	14.25	10.52
Apr-16	363,182,381	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,620,131	67,918,005	17.00	10.63
May-16	355,466,988	1	773,489	0.21%	0	0	0.00%	0	0	0.00%	0.00	7,045,908	74,963,913	28.41	11.36
Jun-16	350,364,689	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,442,822	79,406,735	27.42	11.70
Jul-16	347,607,670	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,105,803	81,512,538	26.75	11.71
Aug-16	342,327,582	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,629,804	86,142,342	22.88	12.05
Sep-16	335,693,307	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,989,190	92,131,532	26.04	12.55
Oct-16	327,037,773	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,019,217	100,150,749	36.48	13.29
Nov-16	321,563,228	1	662,086	0.20%	0	0	0.00%	0	0	0.00%	0.00	4,850,475	105,001,224	37.31	13.61

C-35

Dec-16	318,036,490	2	1,377,390	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,909,508	107,910,732	32.63	13.68
Jan-17	315,964,102	3	1,990,269	0.62%	1	716,523	0.22%	0	0	0.00%	0.00	1,457,521	109,368,253	20.71	13.59
Feb-17	313,502,010	1	530,455	0.16%	1	659,644	0.21%	0	0	0.00%	0.00	1,847,372	111,215,625	14.59	13.54

C-36

SEMT 2013-6

Original Pool Characteristics

Total Stated Principal Balance	$424,966,578
Number of Mortgage Loans	545
Average Stated Principal Balance	$779,755
Weighted Average Mortgage Rate	3.812%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	64.62%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	34

Mortgage Rate Range

3.01% - 3.50%	7.98%
3.51% - 4.00%	84.80%
4.01% - 4.50%	7.01%
4.51% - 5.00%	0.20%

Product Type

Fixed Rate 25YR	0.15%
Fixed Rate 30YR	99.85%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.10%
MA	10.16%
TX	6.81%
WA	6.22%
VA	5.30%
MD	4.31%
IL	4.19%
NY	4.17%
AZ	2.56%
CT	2.40%
Other	16.78%

Occupancy

Primary	96.82%
Second Home	3.18%

Property Type

Single Family	69.18%
PUD	25.06%
Condominium	4.00%
Cooperative Unit	1.61%
2-4 Family	0.15%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-37

SEMT 2013-6	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
May-13	424,213,088	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	118,504	118,504		0.33
Jun-13	422,782,365	2	1,601,000	0.37%	0	0	0.00%	0	0	0.00%	0.00	793,351	911,855		6.00
Jul-13	421,501,363	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	642,343	1,554,198	1.46	4.79
Aug-13	419,886,976	1	1,076,742	0.25%	0	0	0.00%	0	0	0.00%	0.00	973,835	2,528,033	2.26	4.70
Sep-13	419,112,621	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	132,880	2,660,913	1.65	4.08
Oct-13	417,694,827	1	1,333,059	0.31%	0	0	0.00%	0	0	0.00%	0.00	773,868	3,434,781	1.78	4.06
Nov-13	416,448,546	1	1,446,951	0.34%	0	0	0.00%	0	0	0.00%	0.00	87,806	3,522,587	1.44	3.97
Dec-13	414,155,571	1	873,603	0.21%	0	0	0.00%	0	0	0.00%	0.00	2,156,899	5,679,486	2.86	4.32
Jan-14	411,163,874	1	982,905	0.23%	0	0	0.00%	0	0	0.00%	0.00	2,345,139	8,024,625	3.87	4.83
Feb-14	409,235,829	1	975,242	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,281,549	9,306,174	5.46	4.90
Mar-14	407,893,818	1	483,274	0.11%	0	0	0.00%	0	0	0.00%	0.00	692,516	9,998,690	4.13	4.80
Apr-14	407,149,208	1	482,515	0.11%	0	0	0.00%	0	0	0.00%	0.00	93,661	10,092,351	2.01	4.56
May-14	406,297,353	1	485,035	0.11%	0	0	0.00%	0	0	0.00%	0.00	198,544	10,290,895	0.96	4.39
Jun-14	404,560,174	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,081,175	11,372,070	1.35	4.44
Jul-14	402,612,781	1	480,224	0.11%	0	0	0.00%	0	0	0.00%	0.00	1,288,861	12,660,931	2.51	2.62
Aug-14	398,390,673	1	479,455	0.12%	0	0	0.00%	0	0	0.00%	0.00	3,563,433	16,224,364	5.74	3.14
Sep-14	397,588,272	3	2,901,678	0.72%	0	0	0.00%	0	0	0.00%	0.00	146,497	16,370,861	4.87	2.98
Oct-14	396,717,400	1	477,911	0.12%	0	0	0.00%	0	0	0.00%	0.00	212,439	16,583,300	3.86	2.85
Nov-14	395,267,407	1	674,993	0.17%	0	0	0.00%	0	0	0.00%	0.00	788,805	17,372,105	1.15	2.83
Dec-14	391,019,257	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,585,174	20,957,279	4.56	3.24
Jan-15	388,721,973	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,636,769	22,594,048	5.95	3.33
Feb-15	384,405,533	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,654,685	26,248,733	8.73	3.70
Mar-15	382,392,638	1	773,172	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,354,836	27,603,569	6.66	3.73
Apr-15	378,844,764	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,889,856	30,493,425	4.36	3.96
May-15	370,812,794	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,375,791	37,869,216	10.35	4.75
Jun-15	364,922,698	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,243,858	43,113,074	12.71	5.22
Jul-15	358,798,393	1	625,109	0.17%	0	0	0.00%	0	0	0.00%	0.00	5,483,766	48,596,840	11.12	5.69
Aug-15	355,169,986	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,994,868	51,591,708	9.01	5.85
Sep-15	351,544,810	2	1,284,890	0.36%	0	0	0.00%	0	0	0.00%	0.00	2,994,273	54,585,981	6.53	6.00
Oct-15	349,544,523	1	774,937	0.22%	0	0	0.00%	0	0	0.00%	0.00	1,371,807	55,957,788	4.84	5.96
Nov-15	345,160,149	1	705,003	0.205	0	0	0.00%	0	0	0.00%	0.00	3,755,035	59,712,823	8.84	6.18
Dec-15	342,563,498	2	1,524,705	0.44%	0	0	0.00%	0	0	0.00%	0.00	1,971,446	61,684,269	7.84	6.21
Jan-16	339,038,695	1	838,315	0.24%	0	0	0.00%	0	0	0.00%	0.00	2,899,734	64,584,003	9.51	6.33
Feb-16	336,519,698	2	1,742,389	0.51%	0	0	0.00%	0	0	0.00%	0.00	1,895,690	66,479,693	7.61	6.35
Mar-16	332,504,539	1	827,371	0.24%	0	0	0.00%	0	0	0.00%	0.00	3,392,277	69,871,970	9.22	6.51
Apr-16	328,947,886	0	0	0.00%	1	827371.14	0.25%	0	0	0.00%	0.00	2,936,368	72,808,338	9.36	6.63
May-16	327,082,777	0	0	0.00%	0	0	0.00%	1	827371.14	0.25%	0.00	1,246,923	74,055,261	8.71	6.58
Jun-16	324,988,930	0	0	0.00%	1	824334.77	0.25%	0	0	0.00%	0.00	1,475,547	75,530,808	6.64	6.55
Jul-16	316,060,276	0	0	0.00%	1	822809.94	0.25%	0	0	0.00%	0.00	8,310,363	83,841,171	12.76	7.16
Aug-16	312,519,798	2	1,414,013	0.45%	0	0	0.00%	1	822,810	0.26%	0.00	2,936,201	86,777,372	14.67	7.26
Sep-16	309,621,610	1	602,496	0.19%	0	0	0.00%	1	822,810	0.26%	0.00	2,300,803	89,078,175	15.66	7.31
Oct-16	300,263,926	1	506,456	0.16%	0	0	0.00%	1	822,810	0.27%	0.00	8,762,497	97,840,672	16.57	7.92
Nov-16	293,331,104	0	0	0.00%	0	0	0.00%	1	822,810	0.28%	0.00	6,352,034	104,192,706	20.50	8.32

C-38

Dec-16	285,502,203	0	0	0.00%	0	0	0.00%	1	822,810	0.28%	0.00	7,257,728	111,450,434	25.92	8.79
Jan-17	282,138,934	1	1,189,216	0.42%	0	0	0.00%	1	822,810	0.29%	0.00	2,802,938	114,253,372	20.14	8.86
Feb-17	280,929,279	2	1,663,399	0.59%	0	0	0.00%	1	822,810	0.29%	0.00	652,072	114,905,444	13.83	8.74

C-39

SEMT 2013-7

Original Pool Characteristics

Total Stated Principal Balance	$453,588,656
Number of Mortgage Loans	595
Average Stated Principal Balance	$762,334
Weighted Average Mortgage Rate	3.834%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.03%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	38

Mortgage Rate Range

3.01% - 3.50%	7.44%
3.51% - 4.00%	84.88%
4.01% - 4.50%	7.48%
4.51% - 5.00%	0.20%

Product Type

Fixed Rate 20YR	1.22%
Fixed Rate 30YR	98.78%

Interest Only Loans

Yes	0.81%
No	99.19%

Geographic Distribution

CA	41.81%
TX	9.80%
MA	5.47%
IL	5.09%
VA	5.05%
WA	4.75%
CO	3.40%
NY	2.84%
FL	2.54%
AZ	1.88%
Other	17.37%

Occupancy

Primary	96.24%
Second Home	3.56%
Investor Property	0.20%

Property Type

Single Family	70.37%
PUD	25.28%
Condominium	2.17%
2-4 Family	1.56%
Cooperative Unit	0.47%
Townhouse	0.15%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-40

SEMT 2013-7	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jun-13	452,666,944	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	243,223	243,223		0.64
Jul-13	450,592,803	4	2,568,194	0.56%	0	0	0.00%	0	0	0.00%	0.00	1,392,761	1,635,984		7.64
Aug-13	448,403,496	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,507,303	3,143,287	2.76	6.67
Sep-13	446,916,603	1	587,013	0.13%	0	0	0.00%	0	0	0.00%	0.00	803,063	3,946,350	3.25	5.76
Oct-13	445,206,469	1	652,048	0.14%	0	0	0.00%	0	0	0.00%	0.00	1,024,944	4,971,294	2.94	5.44
Nov-13	444,453,919	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	66,497	5,037,791	1.69	4.77
Dec-13	442,840,289	2	1,024,786	0.23%	0	0	0.00%	0	0	0.00%	0.00	925,182	5,962,973	1.80	4.68
Jan-14	441,424,013	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	726,178	6,689,151	1.54	4.55
Feb-14	440,167,725	3	2,086,771	0.47%	0	0	0.00%	0	0	0.00%	0.00	561,571	7,250,722	1.99	4.41
Mar-14	438,694,094	1	610,145	0.13%	0	0	0.00%	0	0	0.00%	0.00	777,199	8,027,921	1.86	4.35
Apr-14	437,773,735	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	222,495	8,250,416	1.41	4.17
May-14	436,004,990	4	4,268,904	0.97%	0	0	0.00%	0	0	0.00%	0.00	1,067,936	9,318,352	1.87	4.22
Jun-14	434,637,610	2	1,156,436	0.26%	0	0	0.00%	0	0	0.00%	0.00	665,479	9,983,831	1.78	4.18
Jul-14	433,850,259	1	710,222	0.16%	0	0	0.00%	0	0	0.00%	0.00	83,761	10,067,592	1.66	2.10
Aug-14	429,404,754	1	709,062	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,739,405	13,806,997	4.07	2.68
Sep-14	427,898,963	3	2,209,768	0.51%	0	0	0.00%	0	0	0.00%	0.00	802,888	14,609,885	4.21	2.65
Oct-14	423,396,470	1	706,729	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,797,485	18,407,370	7.51	3.14
Nov-14	420,939,140	2	1,548,325	0.36%	0	0	0.00%	0	0	0.00%	0.00	1,755,305	20,162,675	5.82	3.25
Dec-14	416,415,146	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,822,084	23,984,759	8.52	3.66
Jan-15	411,708,655	1	849,295	0.20%	0	0	0.00%	0	0	0.00%	0.00	4,005,740	27,990,499	8.79	4.07
Feb-15	410,683,499	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	328,961	28,319,460	4.11	3.92
Mar-15	402,589,181	3	2,050,826	0.50%	0	0	0.00%	0	0	0.00%	0.00	7,397,679	35,717,139	7.32	4.74
Apr-15	396,756,369	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,145,967	40,863,106	11.71	5.21
May-15	394,454,165	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,622,890	42,485,996	6.58	5.20
Jun-15	390,788,900	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,985,979	45,471,975	4.58	5.35
Jul-15	388,222,900	1	770,393	0.19%	0	0	0.00%	0	0	0.00%	0.00	1,889,220	47,361,195	4.87	5.38
Aug-15	384,452,677	1	694,213	0.18%	0	0	0.00%	0	0	0.00%	0.00	3,093,961	50,455,156	5.02	5.53
Sep-15	380,107,405	2	1,374,842	0.36%	0	0	0.00%	0	0	0.00%	0.00	3,669,056	54,124,212	6.81	5.75
Oct-15	372,364,886	1	691,791	0.18%	0	0	0.00%	0	0	0.00%	0.00	7,069,739	61,193,951	10.75	6.31
Nov-15	369,649,722	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,051,058	63,245,009	12.66	6.32641702
Dec-15	366,666,128	1	689,354	0.18%	0	0	0.00%	0	0	0.00%	0.00	2,320,691	65,565,700	11.51	6.36857917
Jan-16	361,845,765	1	626,673	0.17%	0	0	0.00%	0	0	0.00%	0.00	4,161,684	69,727,384	8.86	6.5939253
Feb-16	360,636,272	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	554,805	70,282,189	7.40	6.45881677
Mar-16	354,609,654	1	947,682	0.26%	0	0	0.00%	0	0	0.00%	0.00	5,370,488	75,652,677	10.56	6.79
Apr-16	346,555,366	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,405,071	83,057,748	13.94	7.30
May-16	339,750,378	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,166,670	89,224,418	19.41	7.68
Jun-16	334,255,178	1	613,501	0.18%	0	0	0.00%	0	0	0.00%	0.00	4,866,304	94,090,722	19.23	7.94
Jul-16	332,288,868	1	574,742	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,343,652	95,434,374	13.54	7.86
Aug-16	327,291,054	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,375,450	99,809,824	11.89	8.06
Sep-16	321,533,917	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,140,207	104,950,031	12.38	8.32
Oct-16	309,997,286	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,927,579	115,877,610	22.43	9.09
Nov-16	305,120,543	1	630,097	0.20%	0	0	0.00%	0	0	0.00%	0.00	4,284,927	120,162,537	22.65	9.26
Dec-16	298,780,669	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,753,699	125,916,236	23.64	9.56

C-41

Jan-17	296,364,108	3	2,088,788	0.70%	0	0	0.00%	0	0	0.00%	0.00	1,840,280	127,756,516	14.47	9.52
Feb-17	292,789,184	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,999,963	130,756,479	13.18	9.58

C-42

SEMT 2013-8

Original Pool Characteristics

Total Stated Principal Balance	$460,158,464
Number of Mortgage Loans	603
Average Stated Principal Balance	$763,115
Weighted Average Mortgage Rate	3.835%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.86%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	52

Mortgage Rate Range

2.51% - 3.00%	0.36%
3.01% - 3.50%	7.42%
3.51% - 4.00%	83.86%
4.01% - 4.50%	8.37%

Product Type

Fixed Rate 15YR	0.67%
Fixed Rate 20YR	0.61%
Fixed Rate 25YR	0.14%
Fixed Rate 30YR	98.59%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	41.69%
TX	7.34%
MA	7.04%
VA	5.92%
WA	4.83%
MD	4.78%
IL	4.38%
CO	3.77%
GA	3.08%
AZ	2.40%
Other	14.77%

Occupancy

Primary	96.80%
Second Home	3.10%
Investor Property	0.10%

Property Type

Single Family	66.63%
PUD	27.72%
Condominium	4.19%
Cooperative Unit	0.54%
2-4 Family	0.68%
Townhouse	0.23%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-43

SEMT 2013-8	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-13	458,687,958	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	767,795	767,795		1.98
Aug-13	456,457,508	5	4,093,090	0.89%	0	0	0.00%	0	0	0.00%	0.00	1,528,384	2,296,179		9.24
Sep-13	453,096,205	0	0	0.00%	1	664,084	0.14%	0	0	0.00%	0.00	2,657,509	4,953,688	4.26	8.86
Oct-13	451,707,984	5	4,620,070	1.02%	0	0	0.00%	1	664,084	0.14%	0.00	685,128	5,638,816	4.20	7.15
Nov-13	449,798,327	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	545,455	6,184,271	3.94	6.60
Dec-13	445,644,235	1	714,544	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,448,195	9,632,466	4.65	7.40
Jan-14	443,102,261	3	2,313,563	0.52%	0	0	0.00%	0	0	0.00%	0.00	1,838,616	11,471,082	5.65	7.28
Feb-14	442,227,759	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	171,038	11,642,120	4.79	6.59
Mar-14	438,342,630	3	2,326,756	0.53%	0	0	0.00%	0	0	0.00%	0.00	3,177,624	14,819,744	4.60	7.03
Apr-14	436,700,776	1	522,172	0.11%	0	0	0.00%	0	0	0.00%	0.00	935,975	15,755,719	3.83	6.74
May-14	433,921,689	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,071,537	17,827,256	5.50	6.80
Jun-14	433,099,330	1	423,663	0.09%	0	0	0.00%	0	0	0.00%	0.00	116,041	17,943,297	2.83	6.40
Jul-14	430,924,545	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,465,050	19,408,347	3.32	4.45
Aug-14	428,700,121	2	1,777,749	0.41%	0	0	0.00%	0	0	0.00%	0.00	1,512,911	20,921,258	2.84	4.43
Sep-14	425,822,106	2	1,331,307	0.31%	0	0	0.00%	0	0	0.00%	0.00	2,165,735	23,086,993	4.69	4.55
Oct-14	422,446,556	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,663,160	25,750,153	5.79	4.74
Nov-14	420,385,329	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,350,360	27,100,513	5.67	4.68
Dec-14	417,301,056	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,373,035	29,473,548	5.89	4.80
Jan-15	415,860,772	2	1,097,693	0.26%	0	0	0.00%	0	0	0.00%	0.00	730,765	30,204,313	4.17	4.66
Feb-15	413,355,121	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,794,465	31,998,778	2.41	4.69
Mar-15	409,608,064	1	809,614	0.19%	0	0	0.00%	0	0	0.00%	0.00	3,036,134	35,034,911	4.58	4.89
Apr-15	405,850,161	1	511,850	0.12%	0	0	0.00%	0	0	0.00%	0.00	3,049,347	38,084,258	5.78	5.08
May-15	396,205,593	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,938,335	47,022,592	11.24	6.01
Jun-15	394,359,355	1	964,885	0.24%	0	0	0.00%	0	0	0.00%	0.00	1,155,137	48,177,729	9.61	5.91
Jul-15	385,570,058	1	565,565	0.14%	0	0	0.00%	0	0	0.00%	0.00	8,097,078	56,274,807	9.05	6.65
Aug-15	381,022,368	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,864,608	60,139,415	11.63	6.86
Sep-15	377,133,057	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,209,233	63,348,648	7.16	6.98
Oct-15	374,660,245	1	622,465	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,795,488	65,144,136	5.17	6.94
Nov-15	369,107,024	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,876,150	70,020,286	9.98	7.23
Dec-15	364,427,965	2	1,308,394	0.35%	0	0	0.00%	0	0	0.00%	0.00	4,007,897	74,028,183	10.86	7.42
Jan-16	361,113,121	1	475,526	0.13%	0	0	0.00%	0	0	0.00%	0.00	2,648,221	76,676,404	11.76	7.47
Feb-16	358,596,203	1	731,925	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,852,260	78,528,664	8.91	7.43
Mar-16	352,315,618	1	473,864	0.13%	0	0	0.00%	0	0	0.00%	0.00	5,616,283	84,144,947	10.65	7.77
Apr-16	347,081,813	1	1,375,181	0.39%	0	0	0.00%	0	0	0.00%	0.00	4,576,514	88,721,461	12.69	7.99
May-16	343,266,162	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,163,673	91,885,134	14.09	8.08
Jun-16	337,752,305	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,865,317	96,750,451	13.56	8.32
Jul-16	333,210,153	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,898,557	100,649,008	13.05	8.47
Aug-16	329,897,964	2	1,433,940	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,676,136	103,325,144	12.68	8.50
Sep-16	325,869,202	2	2,009,024	0.61%	1	942,200	0.28%	0	0	0.00%	0.00	3,395,311	106,720,455	11.29	8.60
Oct-16	321,818,153	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,421,511	110,141,966	10.92	8.70
Nov-16	314,822,236	1	709,499	0.22%	0	0	0.00%	0	0	0.00%	0.00	6,370,469	116,512,435	15.06	9.06
Dec-16	308,134,721	3	1,720,169	0.55%	0	0	0.00%	0	0	0.00%	0.00	6,071,539	122,583,974	18.10	9.38
Jan-17	303,438,513	1	766,444	0.25%	1	682,498	0.22%	0	0	0.00%	0.00	4,090,704	126,674,678	19.02	9.53
Feb-17	301,321,718	1	932,161	0.30%	2	1,447,709	0.47%	0	0	0.00%	0.00	1,516,227	128,190,905	14.03	9.46

C-44

SEMT 2013-9

Original Pool Characteristics

Total Stated Principal Balance	$462,610,260
Number of Mortgage Loans	606
Average Stated Principal Balance	$765,033
Weighted Average Mortgage Rate	3.881%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.58%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	48

Mortgage Rate Range

3.01% - 3.50%	5.15%
3.51% - 4.00%	78.78%
4.01% - 4.50%	15.66%
4.51% - 5.00%	0.41%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	40.84%
TX	7.58%
MA	6.34%
VA	5.72%
IL	5.39%
CO	4.35%
WA	4.12%
MD	3.89%
GA	3.20%
FL	2.39%
Other	16.18%

Occupancy

Primary	94.84%
Second Home	5.16%
Investor Property	NA

Property Type

Single Family	66.32%
PUD	27.86%
Condominium	4.44%
Cooperative Unit	1.00%
2-4 Family	0.37%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-45

SEMT 2013-9	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-13	462,835,561	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	83,304	83,304		0.22
Aug-13	461,971,869	1	1,106,250	0.23%	0	0	0.00%	0	0	0.00%	0.00	173,213	256,517		4.16
Sep-13	460,638,856	1	997,114	0.21%	0	0	0.00%	0	0	0.00%	0.00	637,967	894,484	0.77	3.78
Oct-13	459,181,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	759,348	1,653,832	1.36	3.77
Nov-13	456,469,215	1	498,797	0.10%	0	0	0.00%	0	0	0.00%	0.00	2,013,298	3,667,130	2.93	4.55
Dec-13	453,833,401	1	476,670	0.10%	0	0	0.00%	0	0	0.00%	0.00	1,936,971	5,604,101	4.05	4.99
Jan-14	452,867,207	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	270,014	5,874,115	3.64	4.58
Feb-14	451,411,395	3	2,014,417	0.44%	0	0	0.00%	0	0	0.00%	0.00	755,094	6,629,209	2.58	4.47
Mar-14	450,062,225	1	604,863	0.13%	0	0	0.00%	0	0	0.00%	0.00	646,683	7,275,892	1.47	4.35
Apr-14	448,762,977	2	1,319,513	0.29%	0	0	0.00%	0	0	0.00%	0.00	597,161	7,873,053	1.76	4.25
May-14	445,091,410	3	2,003,766	0.44%	0	0	0.00%	0	0	0.00%	0.00	2,967,654	10,840,707	3.70	4.77
Jun-14	441,655,434	1	807,070	0.18%	0	0	0.00%	0	0	0.00%	0.00	2,734,119	13,574,826	5.51	5.15
Jul-14	439,080,425	2	1,920,305	0.43%	0	0	0.00%	0	0	0.00%	0.00	1,874,462	15,449,288	6.61	3.40
Aug-14	433,835,950	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,543,210	19,992,498	8.01	4.07
Sep-14	432,307,854	1	803,458	0.18%	0	0	0.00%	0	0	0.00%	0.00	830,653	20,823,151	6.43	3.95
Oct-14	431,534,844	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	74,166	20,897,317	4.89	3.71
Nov-14	429,215,387	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,617,709	22,515,026	2.32	3.76
Dec-14	425,176,270	1	648,681	0.15%	0	0	0.00%	0	0	0.00%	0.00	3,337,261	25,852,287	4.59	4.08
Jan-15	420,956,231	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,518,750	29,371,037	6.26	4.40
Feb-15	413,699,273	3	2,234,930	0.53%	0	0	0.00%	0	0	0.00%	0.00	6,559,289	35,930,326	9.19	5.12
Mar-15	408,867,519	1	593,795	0.14%	0	0	0.00%	0	0	0.00%	0.00	4,141,992	40,072,318	9.82	5.46
Apr-15	405,524,568	1	609,377	0.15%	0	0	0.00%	0	0	0.00%	0.00	2,658,992	42,731,310	6.44	5.56
May-15	400,062,190	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,780,223	47,511,533	7.10	5.94
Jun-15	389,825,426	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,559,006	57,070,539	13.45	6.88
Jul-15	385,164,903	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,995,701	61,066,240	12.92	7.09
Aug-15	378,231,979	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,272,340	67,338,580	10.16	7.56
Sep-15	376,074,229	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,509,119	68,847,700	7.87	7.47
Oct-15	370,890,928	2	1,321,081	0.35%	0	0	0.00%	0	0	0.00%	0.00	4,534,806	73,382,506	6.26	7.71
Nov-15	369,083,288	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,164,301	74,546,807	7.41	7.58
Dec-15	364,089,990	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,349,177	78,895,984	10.27	7.80
Jan-16	361,636,061	1	684,271	0.18%	0	0	0.00%	0	0	0.00%	0.00	1,814,407	80,710,391	7.67	7.74
Feb-16	360,337,615	1	677,150	0.18%	1	684,271	0.18%	0	0	0.00%	0.00	659,438	81,369,829	7.19	7.58
Mar-16	358,388,858	1	675,969	0.18%	0	0	0.00%	1	684,271	0.19%	0.00	1,308,263	82,678,092	4.09	7.49
Apr-16	350,860,441	1	674,784	0.19%	0	0	0.00%	1	684,271	0.19%	0.00	6,887,635	89,565,727	9.44	7.93
May-16	342,391,072	3	1,924,582	0.56%	0	0	0.00%	1	684,271	0.19%	0.00	7,838,042	97,403,769	16.65	8.46
Jun-16	339,533,936	0	0	0.00%	0	0	0.00%	1	684,271	0.20%	0.00	2,236,002	99,639,771	17.63	8.44
Jul-16	334,133,560	1	1,054,523	0.31%	0	0	0.00%	1	684,271	0.20%	0.00	4,783,823	104,423,594	15.89	8.67
Aug-16	326,388,029	0	0	0.00%	0	0	0.00%	1	684,271	0.20%	0.00	7,135,358	111,558,952	15.54	9.09
Sep-16	321,723,509	1	1,166,489	0.36%	0	0	0.00%	1	684,271	0.21%	0.00	4,064,279	115,623,231	17.54	9.24
Oct-16	318,208,617	0	0	0.00%	0	0	0.00%	1	684,271	0.21%	0.00	2,918,881	118,542,112	15.86	9.28
Nov-16	312,905,375	0	0	0.00%	0	0	0.00%	1	684,271	0.21%	0.00	4,710,093	123,252,205	13.58	9.48
Dec-16	305,681,447	1	769,222	0.25%	0	0	0.00%	1	684,271	0.22%	0.00	6,636,604	129,888,809	16.59	9.85
Jan-17	301,805,645	0	0	0.00%	0	0	0.00%	1	684,271	0.22%	0.00	3,298,399	133,187,208	17.18	9.92
Feb-17	298,845,387	0	0	0.00%	0	0	0.00%	1	684,271	0.22%	0.00	2,386,267	135,573,475	14.84	9.91

C-46

SEMT 2013-10

Original Pool Characteristics

Total Stated Principal Balance	$400,671,564.40
Number of Mortgage Loans	529
Average Stated Principal Balance	$757,413.17
Weighted Average Mortgage Rate	3.872%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	774
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.17%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	32

Mortgage Rate Range

3.01% - 3.250%	0.84%
3.251% - 3.500%	5.18%
3.501% - 3.750%	28.80%
3.751% - 4.000%	51.38%
4.001% - 4.250%	10.78%
4.251% - 4.500%	3.02%

Product Type

Fixed Rate 30YR	99.62%
Fixed Rate 20YR	0.38%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	40.93%
TX	9.44%
VA	6.66%
WA	6.48%
NY	5.43%
MD	3.71%
GA	3.69%
MA	3.45%
CO	2.99%
FL	2.56%
Other	14.66%

Occupancy

Primary	95.20%
Second Home	4.80%

Property Type

Single Family	65.70%
PUD	28.70%
Condominium	2.51%
Cooperative Unit	0.90%
2-4 Family	0.45%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-47

SEMT 2013-10	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Aug-13	399,317,378	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	757,314	757,314		2.25
Sep-13	395,749,239	2	1,624,818	0.41%	1	693,712	0.17%	0	0	0.00%	0.00	2,970,221	3,727,535		10.64
Oct-13	390,588,694	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	198,889	3,926,424	8.07	11.85
Nov-13	390,861,286	1	991,680	0.25%	0	0	0.00%	0	0	0.00%	0.00	1,723,543	5,649,967	6.54	7.25
Dec-13	390,361,600	1	695,855	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,661,309	7,311,276	-0.80	5.42
Jan-14	388,751,545	2	1,457,226	0.37%	0	0	0.00%	0	0	0.00%	0.00	1,007,507	8,318,783	2.66	4.96
Feb-14	388,043,714	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	104,459	8,423,242	2.81	4.21
Mar-14	387,276,146	2	1,472,524	0.37%	0	0	0.00%	0	0	0.00%	0.00	161,734	8,584,976	1.30	3.69
Apr-14	384,537,020	2	1,479,243	0.38%	0	0	0.00%	0	0	0.00%	0.00	2,133,016	10,717,992	2.46	4.04
May-14	382,340,610	1	666,721	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,590,384	12,308,376	3.96	4.14
Jun-14	379,918,710	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,815,603	14,123,979	5.63	4.29
Jul-14	376,388,062	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,924,274	17,048,253	6.45	4.72
Aug-14	374,967,373	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	816,514	17,864,767	5.71	4.55
Sep-14	374,119,420	1	690,547	0.18%	0	0	0.00%	0	0	0.00%	0.00	242,030	18,106,797	4.15	4.27
Oct-14	371,305,303	2	1,595,749	0.42%	0	0	0.00%	0	0	0.00%	0.00	2,208,372	20,315,169	3.44	4.47
Nov-14	365,838,483	2	1,275,711	0.34%	0	0	0.00%	0	0	0.00%	0.00	4,862,319	25,177,488	7.61	5.19
Dec-14	362,121,719	2	2,751,451	0.75%	0	0	0.00%	0	0	0.00%	0.00	3,117,173	28,294,661	10.50	5.49
Jan-15	358,139,652	2	2,907,247	0.81%	0	0	0.00%	0	0	0.00%	0.00	3,385,116	31,679,777	11.75	5.81
Feb-15	354,829,778	2	1,757,047	0.49%	1	2,220,960	0.62%	0	0	0.00%	0.00	2,715,936	34,395,713	9.75	5.98
Mar-15	347,415,354	0	0	0.00%	1	2,217,184	0.63%	0	0	0.00%	0.00	6,822,575	41,218,288	13.59	6.84
Apr-15	343,454,553	2	1,103,670	0.32%	0	0	0.00%	0	0	0.00%	0.00	3,377,519	44,595,808	13.73	7.06
May-15	341,472,524	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,401,890	45,997,698	12.51	6.97
Jun-15	338,532,621	1	1,276,661	0.37%	0	0	0.00%	0	0	0.00%	0.00	2,360,070	48,357,768	8.01	7.03
Jul-15	334,318,642	2	1,810,712	0.54%	0	0	0.00%	0	0	0.00%	0.00	3,635,337	51,993,104	8.38	7.27
Aug-15	330,916,702	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,826,746	54,819,850	9.99	7.38
Sep-15	328,475,931	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,869,893	56,689,744	9.53	7.36
Oct-15	324,573,511	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,332,936	60,022,680	9.31	7.53
Nov-15	318,801,042	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,205,916	65,228,596	12.00	7.94
Dec-15	315,665,941	1	670,993	0.21%	0	0	0.00%	0	0	0.00%	0.00	2,574,911	67,803,507	12.86	8.00
Jan-16	313,966,140	1	669,869	0.21%	0	0	0.00%	0	0	0.00%	0.00	1,141,432	68,944,939	10.55	7.89
Feb-16	310,953,396	1	585,683	0.18%	0	0	0.00%	0	0	0.00%	0.00	2,453,973	71,398,912	7.52	7.94
Mar-16	307,865,545	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,531,051	73,929,963	7.54	7.99
Apr-16	302,242,897	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,068,253	78,998,216	12.21	8.34
May-16	297,860,866	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,833,908	82,832,124	13.92	8.54
Jun-16	291,396,699	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,920,920	88,753,044	17.91	8.96
Jul-16	286,142,898	2	1,215,150	0.42%	0	0	0.00%	0	0	0.00%	0.00	4,718,189	93,471,233	17.82	9.24
Aug-16	284,106,228	3	3,074,743	1.08%	0	0	0.00%	0	0	0.00%	0.00	1,508,616	94,979,849	15.34	9.17
Sep-16	278,044,634	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,533,819	100,513,668	15.19	9.52
Oct-16	270,130,532	1	618,609	0.22%	0	0	0.00%	0	0	0.00%	0.00	7,394,197	107,907,865	18.70	10.07
Nov-16	266,761,587	1	889,909	0.33%	0	0	0.00%	0	0	0.00%	0.00	2,860,406	110,768,271	20.44	10.14
Dec-16	260,330,547	2	2,167,031	0.83%	0	0	0.00%	0	0	0.00%	0.00	5,925,592	116,693,863	21.32	10.52
Jan-17	254,082,527	1	655,079	0.25%	1	1,656,510	0.65%	0	0	0.00%	0.00	5,751,442	122,445,305	19.85	10.88
Feb-17	252,390,316	0	0	0.00%	0	0	0.00%	1	1,656,510	0.65%	0.00	1,204,057	123,649,362	17.96	10.77

C-48

SEMT 2013-11

Original Pool Characteristics

Total Stated Principal Balance	$346,322,235.83
Number of Mortgage Loans	453
Average Stated Principal Balance	$764,508.25
Weighted Average Mortgage Rate	4.01%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357.30%
Weighted Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	70.02%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	40

Mortgage Rate Range

3.01% - 3.50%	0.15%
3.51% - 4.00%	69.43%
4.01% - 4.50%	26.99%
4.51% - 5.00%	2.69%
5.01% - 5.50%	0.74%

Product Type

Fixed Rate 30YR	99.85%
Fixed Rate 20YR	0.15%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	46.87%
IL	7.56%
MA	7.05%
VA	5.01%
CO	4.34%
TX	3.00%
MD	3.00%
GA	2.98%
NY	2.93%
WA	2.59%
Other	14.66%

Occupancy

Primary	96.11%
Second Home	3.89%

Property Type

Single Family Det	66.29%
Single Family Att	1.14%
PUD	26.33%
Condominium	3.72%
Cooperative Unit	0.41%
2-4 Family	2.11%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-49

SEMT 2013-11	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Sep-13	345,785,449	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	33,602	33,602		0.12
Oct-13	344,841,067	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	438,188	471,790		1.63
Nov-13	343,148,879	1	518,467	0.15%	0	0	0.00%	0	0	0.00%	0.00	1,184,143	1,655,933	1.91	2.85
Dec-13	340,366,343	4	2,804,476	0.82%	0	0	0.00%	0	0	0.00%	0.00	2,272,928	3,928,861	4.45	4.49
Jan-14	338,417,822	2	1,818,279	0.53%	0	0	0.00%	0	0	0.00%	0.00	1,439,426	5,368,287	5.58	4.61
Feb-14	337,151,876	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	756,453	6,124,740	5.13	4.23
Mar-14	336,601,149	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	40,315	6,165,055	2.61	3.56
Apr-14	335,791,492	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	296,615	6,461,670	1.29	3.21
May-14	333,353,223	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,923,231	8,384,901	2.67	3.66
Jun-14	332,743,010	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	95,980	8,480,881	2.74	3.30
Jul-14	329,823,359	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,403,589	10,884,470	5.19	3.82
Aug-14	324,741,780	1	879,032	0.27%	0	0	0.00%	0	0	0.00%	0.00	4,566,702	15,451,172	8.25	4.94
Sep-14	319,392,009	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,839,692	20,290,864	13.52	5.97
Oct-14	317,248,036	1	645,415	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,639,184	21,930,048	12.79	5.98
Nov-14	312,900,964	1	658,736	0.21%	0	0	0.00%	0	0	0.00%	0.00	3,842,806	25,772,854	12.17	6.56
Dec-14	308,048,666	1	723,678	0.23%	0	0	0.00%	0	0	0.00%	0.00	4,351,953	30,124,807	11.81	7.19
Jan-15	301,861,652	1	1,359,507	0.44%	0	0	0.00%	0	0	0.00%	0.00	5,689,241	35,814,048	16.46	8.06
Feb-15	300,154,792	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,217,949	37,031,997	13.70	7.88
Mar-15	293,981,389	1	924,651	0.31%	0	0	0.00%	0	0	0.00%	0.00	5,684,456	42,716,453	15.44	8.65
Apr-15	288,015,843	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,483,693	48,200,146	15.50	9.31
May-15	283,270,761	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,269,941	52,470,087	19.12	9.69
Jun-15	275,809,532	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,992,784	59,462,872	21.00	10.56
Jul-15	269,167,776	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,182,624	65,645,496	22.21	11.22
Aug-15	266,058,539	1	437,022	0.16%	0	0	0.00%	0	0	0.00%	0.00	2,658,319	68,303,815	20.64	11.24
Sep-15	263,067,205	1	503,872	0.19%	0	0	0.00%	0	0	0.00%	0.00	2,542,982	70,846,797	15.59	11.24
Oct-15	261,036,066	1	583,006	0.22%	0	0	0.00%	0	0	0.00%	0.00	1,585,453	72,432,250	9.76	11.09
Nov-15	256,803,729	1	1,176,135	0.45%	0	0	0.00%	0	0	0.00%	0.00	3,787,363	76,219,613	11.38	11.30
Dec-15	249,907,086	2	965,586	0.38%	0	0	0.00%	0	0	0.00%	0.00	6,455,899	82,675,512	16.81	11.93
Jan-16	247,038,609	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,436,712	85,112,224	18.06	11.92
Feb-16	242,871,381	2	1,293,079	0.53%	0	0	0.00%	0	0	0.00%	0.00	3,738,168	88,850,392	18.27	12.10
Mar-16	239,591,566	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,855,201	91,705,593	13.69	12.16
Apr-16	236,929,564	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,240,842	93,946,435	13.56	12.13
May-16	231,483,925	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,026,883	98,973,318	15.66	12.50
Jun-16	228,266,129	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,806,045	101,779,363	15.79	12.55
Jul-16	221,932,511	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,925,196	107,704,559	21.28	13.03
Aug-16	220,487,074	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,046,282	108,750,841	15.85	12.84
Sep-16	216,630,275	1	719,253	0.33%	0	0	0.00%	0	0	0.00%	0.00	3,457,932	112,208,773	17.06	12.99
Oct-16	214,560,764	1	717,961	0.33%	0	0	0.00%	0	0	0.00%	0.00	1,675,124	113,883,897	10.68	12.90
Nov-16	208,162,764	3	1,935,972	0.92%	0	0	0.00%	0	0	0.00%	0.00	6,004,977	119,888,874	18.73	13.38
Dec-16	205,411,584	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,367,338	122,256,212	17.30	13.38
Jan-17	201,025,540	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,005,008	126,261,220	21.15	13.60
Feb-17	200,000,805	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	649,457	126,910,677	12.83	13.40

C-50

SEMT 2013-12

Original Pool Characteristics

Total Stated Principal Balance	$324,984,227
Number of Mortgage Loans	410
Average Stated Principal Balance	$792,644
Weighted Average Mortgage Rate	4.686%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358%
Weighted Average FICO (by Securitized Balance)	766
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.83%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	58

Mortgage Rate Range

3.501% - 3.750%	4.02%
3.751% - 4.000%	8.69%
4.001% - 4.250%	9.09%
4.251% - 4.500%	15.06%
4.501% - 4.750%	18.65%
4.751% - 5.000%	21.76%
5.001% - 5.250%	13.93%
5.251% - 5.500%	6.17%
5.501% - 5.750%	2.05%
5.751% - 6.000%	0.59%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	1.75%
No	98.25%

Geographic Distribution

CA	39.96%
TX	7.75%
NY	7.11%
MA	4.61%
WA	4.56%
VA	4.24%
CO	3.37%
AZ	2.85%
MD	2.41%
FL	2.07%
Other	21.07%

Occupancy

Primary	91.76%
Second Home	6.14%
Investment Property	2.10%

Property Type

Single Family Det	61.44%
Single Family Att	1.03%
PUD	25.02%
Condominium	8.21%
Cooperative Unit	1.76%
2-4 Family	2.53%

C-51

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-52

SEMT 2013-12	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-13	321,988,340	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,579,300	2,579,300		9.13
Jan-14	317,860,871	2	1,682,789	0.52%	0	0	0.00%	0	0	0.00%	0.00	3,711,181	6,290,481		20.96
Feb-14	312,331,031	1	509,711	0.16%	0	0	0.00%	0	0	0.00%	0.00	5,115,211	11,405,692	13.37	19.36
Mar-14	310,386,285	3	2,399,984	0.77%	0	0	0.00%	0	0	0.00%	0.00	1,533,397	12,939,089	12.31	15.07
Apr-14	301,152,596	1	687,612	0.22%	0	0	0.00%	0	0	0.00%	0.00	8,822,492	21,761,581	18.16	18.89
May-14	293,829,257	1	640,982	0.21%	0	0	0.00%	0	0	0.00%	0.00	6,919,896	28,681,477	20.43	20.03
Jun-14	290,970,091	1	1,261,084	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,462,935	31,144,412	21.55	18.40
Jul-14	283,301,867	2	1,982,636	0.69%	0	0	0.00%	0	0	0.00%	0.00	7,273,466	38,417,878	20.43	19.59
Aug-14	273,931,581	1	664,735	0.24%	0	0	0.00%	0	0	0.00%	0.00	8,983,280	47,401,158	23.23	21.29
Sep-14	267,368,953	0	0	0.00%	1	664,735	0.24%	0	0	0.00%	0.00	6,184,945	53,586,103	27.56	21.62
Oct-14	261,600,414	2	1,411,136	0.53%	1	663,938	0.25%	0	0	0.00%	0.00	5,397,138	58,983,241	26.12	21.65
Nov-14	247,435,743	1	1,123,250	0.45%	0	0	0.00%	0	0	0.00%	0.00	13,797,777	72,781,018	32.33	24.52
Dec-14	240,713,747	3	1,859,661	0.77%	1	1,123,250	0.46%	0	0	0.00%	0.00	6,374,948	79,155,966	33.22	24.75
Jan-15	233,659,427	2	1,683,903	0.71%	0	0	0.00%	0	0	0.00%	0.00	6,711,934	85,867,900	35.31	25.09
Feb-15	225,715,175	0	0	0.00%	1	563,254	0.24%	0	0	0.00%	0.00	7,611,900	93,479,800	29.60	25.70
Mar-15	216,746,098	2	1,960,159	0.90%	0	0	0.00%	0	0	0.00%	0.00	8,644,195	102,123,995	33.16	26.57
Apr-15	202,024,312	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,407,128	116,531,124	43.18	28.93
May-15	197,854,369	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,876,127	120,407,251	39.97	28.50
Jun-15	190,843,002	2	2,535,888	1.32%	0	0	0.00%	0	0	0.00%	0.00	6,721,184	127,128,434	38.89	28.85
Jul-15	185,103,596	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,456,085	132,584,520	28.30	28.90
Aug-15	181,770,846	1	1,111,353	0.61%	0	0	0.00%	0	0	0.00%	0.00	3,055,868	135,640,388	27.52	28.43
Sep-15	177,921,741	0	0	0.00%	1	1,111,353	0.62%	0	0	0.00%	0.00	3,578,562	139,218,950	23.12	28.13
Oct-15	172,812,955	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,842,291	144,061,241	22.68	28.16
Nov-15	169,829,593	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,722,431	146,783,672	22.36	27.75
Dec-15	165,715,468	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,855,860	150,639,532	23.31	27.62
Jan-16	161,931,304	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,529,887	154,169,419	21.42	27.46
Feb-16	157,228,920	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,452,254	158,621,673	25.10	27.53
Mar-16	154,061,491	3	2,088,595	1.35%	0	0	0.00%	0	0	0.00%	0.00	2,922,431	161,544,104	23.84	27.29
Apr-16	150,803,007	2	1,771,568	1.17%	0	0	0.00%	0	0	0.00%	0.00	3,016,686	164,560,790	23.30	27.11
May-16	150,033,107	2	1,323,702	0.88%	1	671,218	0.44%	0	0	0.00%	0.00	531,589	165,092,379	15.47	26.44
Jun-16	146,273,617	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,520,624	168,613,003	17.13	26.41
Jul-16	144,111,624	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,928,525	170,541,528	14.94	26.09
Aug-16	141,689,056	1	796,853	0.56%	0	0	0.00%	0	0	0.00%	0.00	2,190,980	172,732,508	18.87	25.84
Sep-16	139,054,775	2	2,088,506	1.50%	0	0	0.00%	0	0	0.00%	0.00	2,404,624	175,137,132	16.68	25.65
Oct-16	132,287,753	1	794,671	0.60%	0	0	0.00%	0	0	0.00%	0.00	6,540,164	181,677,296	27.51	26.29
Nov-16	127,580,401	0	0	0.00%	1	794,671	0.62%	0	0	0.00%	0.00	4,490,383	186,167,679	32.87	26.55
Dec-16	121,438,935	2	1,474,128	1.21%	0	0	0.00%	0	0	0.00%	0.00	5,932,326	192,100,005	40.57	27.11
Jan-17	118,794,225	1	1,087,469	0.91%	0	0	0.00%	0	0	0.00%	0.00	2,443,826	194,543,831	33.59	26.99
Feb-17	118,528,340	1	1,086,004	0.91%	0	0	0.00%	0	0	0.00%	0.00	68,043	194,611,874	23.96	26.42

C-53

SEMT 2014-1

Original Pool Characteristics

Total Stated Principal Balance	$347,304,602
Number of Mortgage Loans	429
Average Stated Principal Balance	$809,567
Weighted Average Mortgage Rate	4.199%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	305%
Weighted Average FICO (by Securitized Balance)	765
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.51%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	33

Mortgage Rate Range

2.501% - 2.750%	0.99%
2.751% - 3.000%	2.56%
3.001% - 3.250%	6.38%
3.251% - 3.500%	8.56%
3.501% - 3.750%	9.63%
3.751% - 4.000%	10.35%
4.001% - 4.250%	12.87%
4.251% - 4.500%	14.36%
4.501% - 4.750%	16.45%
4.751% - 5.000%	12.80%
5.001% - 5.250%	3.99%
5.251% - 5.500%	0.85%
5.501% - 5.750%	0.24%

Product Type

Fixed Rate 30YR	57.77%
Fixed Rate 15YR	28.61%
Hybrid 10YR Fixed	13.62%

Interest Only Loans

Yes	3.20%
No	96.80%

Geographic Distribution

CA	54.05%
TX	7.24%
MA	5.69%
WA	4.86%
NY	3.63%
CO	2.55%
GA	2.48%
FL	2.36%
VA	2.22%
IL	2.07%
Other	12.85%

Occupancy

Primary	92.43%
Second Home	6.91%
Investment Property	0.66%

C-54

Property Type

Single Family Det	65.57%
Single Family Att	0.22%
PUD	24.19%
Condominium	7.42%
Cooperative Unit	0.43%
2-4 Family	2.16%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-55

SEMT 2014-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Apr-14	345,359,875	1	555,000	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,183,672	1,183,672		4.01
May-14	339,884,241	15	11,531,395	3.38%	0	0	0.00%	0	0	0.00%	0.00	4,712,997	5,896,669		22.83
Jun-14	336,276,568	3	2,507,346	0.74%	0	0	0.00%	0	0	0.00%	0.00	2,854,378	8,751,047	9.77	17.60
Jul-14	332,945,443	6	3,780,781	1.13%	0	0	0.00%	0	0	0.00%	0.00	2,580,593	11,331,640	11.32	12.53
Aug-14	325,091,095	2	1,353,907	0.41%	0	0	0.00%	0	0	0.00%	0.00	7,106,158	18,437,798	14.05	15.25
Sep-14	317,576,050	2	1,929,021	0.60%	0	0	0.00%	0	0	0.00%	0.00	6,784,419	25,222,217	18.31	16.76
Oct-14	310,958,243	2	1,795,270	0.57%	0	0	0.00%	0	0	0.00%	0.00	5,896,005	31,118,222	21.87	17.37
Nov-14	306,861,223	4	3,809,460	1.23%	0	0	0.00%	0	0	0.00%	0.00	3,387,056	34,505,278	18.47	16.70
Dec-14	299,046,455	1	909,654	0.30%	0	0	0.00%	0	0	0.00%	0.00	7,109,459	41,614,737	19.22	17.75
Jan-15	292,967,159	3	2,964,496	1.01%	0	0	0.00%	0	0	0.00%	0.00	5,380,912	46,995,649	15.38	17.99
Feb-15	288,719,010	4	3,388,705	1.17%	0	0	0.00%	0	0	0.00%	0.00	3,553,889	50,549,538	11.48	17.60
Mar-15	280,160,606	4	3,166,280	1.12%	0	0	0.00%	0	0	0.00%	0.00	7,870,596	58,420,133	14.77	18.67
Apr-15	269,209,086	1	935,205	0.34%	0	0	0.00%	0	0	0.00%	0.00	10,278,116	68,698,249	22.97	20.33
May-15	260,698,701	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,861,953	76,560,202	23.59	21.15
Jun-15	253,444,267	2	1,355,067	0.53%	1	1,105,554	0.0043	0	0	0.00%	0.00	6,619,954	83,180,155	19.93	21.59
Jul-15	247,954,706	2	1,912,216	0.76%	0	0	0.00%	0	0	0.00%	0.00	4,866,354	88,046,510	16.57	21.58
Aug-15	240,643,784	2	1,909,459	0.79%	0	0	0.00%	0	0	0.00%	0.00	6,700,129	94,746,639	17.12	22.04
Sep-15	237,325,030	2	1,906,692	0.80%	0	0	0.00%	0	0	0.00%	0.00	2,718,023	97,464,662	14.42	21.56
Oct-15	232,936,164	2	1,584,016	0.67%	1	1,099,787	0.47%	0	0	0.00%	0.00	3,791,119	101,255,781	10.44	21.39
Nov-15	226,971,358	1	804,258	0.35%	1	778,432	0.34%	1	1,099,787	0.48%	0.00	5,379,430	106,635,211	18.34	21.59
Dec-15	224,582,203	2	1,324,888	0.58%	0	0	0.00%	2	1,878,220	0.83%	0.00	1,817,688	108,452,899	17.27	21.05
Jan-16	219,631,941	1	801,595	0.36%	0	0	0.00%	2	1,878,220	0.85%	0.00	4,381,768	112,834,667	18.45	21.09
Feb-16	217,103,714	2	1,320,351	0.60%	0	0	0.00%	2	1,878,220	0.86%	0.00	1,968,906	114,803,573	13.64	20.67
Mar-16	215,423,421	1	798,915	0.37%	0	0	0.00%	2	1,878,220	0.86%	0.00	1,127,044	115,930,617	12.67	20.12
Apr-16	208,317,465	1	797,568	0.38%	0	0	0.00%	1	1,099,787	0.52%	0.00	6,554,081	122,484,698	16.45	20.64
May-16	202,317,038	2	1,313,491	0.64%	0	0	0.00%	1	1,099,787	0.54%	0.00	5,464,821	127,949,519	22.11	20.96
Jun-16	197,481,257	1	794,862	0.40%	0	0	0.00%	1	1,099,787	0.55%	0.00	4,306,943	132,256,462	27.04	21.07
Jul-16	193,490,363	3	2,938,597	1.51%	0	0	0.00%	1	1,099,787	0.56%	0.00	3,468,418	135,724,880	23.10	21.04
Aug-16	188,760,065	2	1,404,247	0.74%	0	0	0.00%	1	1,099,787	0.58%	0.00	4,217,785	139,942,665	21.69	21.16
Sep-16	181,721,034	0	0	0.00%	1	792,138	0.43%	1	1,099,787	0.60%	0.00	6,533,197	146,475,862	25.84	21.70
Oct-16	175,148,410	1	789,396	0.44%	0	0	0.00%	1	1,099,787	0.62%	0.00	6,081,699	152,557,561	30.51	22.17
Nov-16	169,247,108	1	511,557	0.30%	0	0	0.00%	1	1,099,787	0.64%	0.00	5,420,040	157,977,601	33.08	22.52
Dec-16	164,647,719	2	3,193,250	1.93%	0	0	0.00%	1	1,099,787	0.66%	0.00	4,124,811	162,102,412	30.21	22.66
Jan-17	161,147,692	2	1,061,500	0.65%	0	0	0.00%	1	1,099,787	0.68%	0.00	3,039,071	165,141,483	25.79	22.63
Feb-17	156,592,898	0	0	0.00%	0	0	0.00%	1	1,099,787	0.70%	0.00	4,097,549	169,239,032	24.07	22.79

C-56

SEMT 2014-2

Original Pool Characteristics

Total Stated Principal Balance	$306,046,543
Number of Mortgage Loans	438
Average Stated Principal Balance	$698,736
Weighted Average Mortgage Rate	4.410%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	71.06%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	25

Mortgage Rate Range

3.751% - 4.000%	2.34%
4.001% - 4.250%	31.13%
4.251% - 4.500%	45.27%
4.501% - 4.750%	14.67%
4.751% - 5.000%	6.11%
5.001% - 5.250%	0.47%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.38%
WA	13.88%
TX	10.68%
VA	4.84%
MA	4.15%
FL	3.08%
IL	2.88%
CO	2.71%
GA	2.38%
OR	2.24%
Other	15.78%

Occupancy

Primary	94.79%
Second Home	4.18%
Investment Property	1.03%

Property Type

Single Family Det	59.90%
Single Family Att	0.31%
PUD	31.86%
Condominium	7.51%
Cooperative Unit	0.14%
2-4 Family	0.28%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-57

SEMT 2014-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Aug-14	304,767,435	1	579,236	0.18%	0	0	0.00%	0	0	0.00%	0.00	862,376	862,376		3.33
Sep-14	300,799,683	4	2,066,858	0.68%	0	0	0.00%	0	0	0.00%	0.00	3,549,954	4,412,330		16.03
Oct-14	298,146,261	1	1,282,341	0.42%	0	0	0.00%	0	0	0.00%	0.00	2,238,086	6,650,416	8.45	12.40
Nov-14	290,843,301	0	0	0.00%	1	1,282,341	0.44%	0	0	0.00%	0.00	6,888,426	13,538,842	15.69	16.64
Dec-14	284,610,427	2	1,340,542	0.47%	0	0	0.00%	0	0	0.00%	0.00	5,825,576	19,364,418	18.52	17.92
Jan-15	279,893,593	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,315,143	23,679,561	13.27	17.71
Feb-15	268,177,448	1	574,593	0.21%	0	0	0.00%	0	0	0.00%	0.00	11,315,623	34,995,184	20.28	21.75
Mar-15	254,554,887	4	2,370,470	0.93%	0	0	0.00%	0	0	0.00%	0.00	13,233,802	48,228,986	30.81	25.73
Apr-15	245,060,075	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,125,531	57,354,517	29.49	27.05
May-15	232,893,308	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,808,283	69,162,801	29.13	29.30
Jun-15	228,775,112	1	571,439	0.24%	0	0	0.00%	0	0	0.00%	0.00	3,774,541	72,937,342	23.17	28.26
Jul-15	223,620,021	2	1,239,429	0.55%	0	0	0.00%	0	0	0.00%	0.00	4,815,263	77,752,605	14.00	27.79
Aug-15	218,146,272	1	491,006	0.22%	0	0	0.00%	0	0	0.00%	0.00	5,139,398	82,892,003	16.35	27.54
Sep-15	214,878,437	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,938,964	85,830,967	13.72	26.67
Oct-15	211,396,625	2	1,389,817	0.65%	0	0	0.00%	0	0	0.00%	0.00	3,155,404	88,986,371	10.75	26.00
Nov-15	208,056,654	1	567,430	0.27%	0	0	0.00%	0	0	0.00%	0.00	3,016,622	92,002,993	15.69	25.39
Dec-15	201,742,202	2	1,543,484	0.76%	0	0	0.00%	0	0	0.00%	0.00	5,997,063	98,000,056	20.80	25.69
Jan-16	198,898,880	1	712,123	0.35%	0	0	0.00%	0	0	0.00%	0.00	2,533,434	100,533,490	20.12	25.08
Feb-16	196,075,543	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,515,658	103,049,148	19.60	24.54
Mar-16	191,551,514	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,218,770	107,267,918	17.15	24.49
Apr-16	182,109,342	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,141,679	116,409,597	28.30	25.66
May-16	176,954,434	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,867,076	121,276,673	32.31	25.79
Jun-16	171,628,592	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,045,446	126,322,119	34.24	25.98
Jul-16	164,775,073	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,578,869	132,900,988	31.59	26.55
Aug-16	161,388,484	1	574,797	0.35%	0	0	0.00%	0	0	0.00%	0.00	3,120,187	136,021,175	29.39	26.34
Sep-16	158,913,226	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,212,081	138,233,256	25.00	25.95
Oct-16	152,771,193	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,880,709	144,113,965	24.57	26.41
Nov-16	147,929,506	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,588,201	148,702,166	27.92	26.60
Dec-16	144,566,869	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,119,520	151,821,686	30.06	26.49
Jan-17	138,708,633	1	570,113	0.41%	0	0	0.00%	0	0	0.00%	0.00	5,618,921	157,440,607	30.59	26.94
Feb-17	136,798,257	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,680,069	159,120,676	25.33	26.55

C-58

SEMT 2014-3

Original Pool Characteristics

Total Stated Principal Balance	$329,561,674
Number of Mortgage Loans	461
Average Stated Principal Balance	$714,884
Weighted Average Mortgage Rate	4.239%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.88%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	28

Mortgage Rate Range

3.501% - 3.750%	0.56%
3.751% - 4.000%	19.76%
4.001% - 4.250%	43.49%
4.251% - 4.500%	29.96%
4.501% - 4.750%	5.13%
4.751% - 5.000%	0.86%
5.001% - 5.250%	0.23%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	32.54%
TX	11.72%
WA	9.14%
MA	6.29%
VA	5.22%
FL	4.26%
NY	3.50%
IL	3.42%
CO	3.35%
NC	2.98%
Other	17.58%

Occupancy

Primary	95.20%
Second Home	4.30%
Investment Property	0.50%

Property Type

Single Family Det	60.56%
Single Family Att	1.73%
PUD	28.63%
Condominium	6.50%
Cooperative Unit	0.39%
2-4 Family	2.19%

Documentation

Full Documentation	99.85%
Less than Full	0.15%

C-59

SEMT 2014-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Oct-14	327,616,340	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,480,704	1,480,704		5.26
Nov-14	324,993,515	3	1,710,827	0.52%	0	0	0.00%	0	0	0.00%	0.00	2,156,054	3,636,758		11.06
Dec-14	321,454,532	1	710,876	0.22%	0	0	0.00%	0	0	0.00%	0.00	3,072,593	6,709,351	7.93	10.93
Jan-15	318,478,412	1	1,006,193	0.31%	0	0	0.00%	0	0	0.00%	0.00	2,511,304	9,220,655	6.72	10.79
Feb-15	313,644,480	2	1,245,147	0.39%	0	0	0.00%	0	0	0.00%	0.00	4,371,890	13,592,545	8.32	11.95
Mar-15	304,153,482	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,031,561	22,624,106	15.84	15.82
Apr-15	292,948,940	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,755,516	33,379,622	23.01	19.41
May-15	287,262,504	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,250,246	38,629,868	19.50	19.45
Jun-15	281,236,045	1	540,377	0.19%	0	0	0.00%	0	0	0.00%	0.00	5,596,072	44,225,940	14.05	19.67
Jul-15	275,966,652	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,845,508	49,071,448	13.80	19.60
Aug-15	271,098,307	1	622,756	0.22%	0	0	0.00%	0	0	0.00%	0.00	4,448,357	53,519,804	12.61	19.44
Sep-15	268,567,790	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,113,225	55,633,029	9.20	18.57
Oct-15	264,230,331	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,922,176	59,555,205	8.64	18.39
Nov-15	258,959,602	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,859,288	64,414,493	15.13	18.54
Dec-15	255,940,284	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,613,435	67,027,928	15.92	18.08
Jan-16	251,888,427	1	863,630	0.34%	0	0	0.00%	0	0	0.00%	0.00	3,648,226	70,676,154	15.80	17.95
Feb-16	247,893,772	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,597,510	74,273,664	14.38	17.84
Mar-16	246,386,646	1	616,100	0.24%	0	0	0.00%	0	0	0.00%	0.00	1,113,720	75,387,384	12.44	17.17
Apr-16	242,482,254	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,513,422	78,900,806	12.43	17.12
May-16	240,134,573	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,960,384	80,861,190	10.21	16.75
Jun-16	235,281,840	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,466,301	85,327,491	15.19	16.94
Jul-16	227,085,289	1	435,950	0.19%	0	0	0.00%	0	0	0.00%	0.00	7,815,101	93,142,592	21.50	17.83
Aug-16	219,792,700	0	0	0.00%	0	0	0.00%	1	497,016	0.22%	0.00	6,916,612	100,059,204	28.34	18.51
Sep-16	210,652,018	1	570,557	0.27%	0	0	0.00%	0	0	0.00%	0.00	8,770,394	108,829,598	34.36	19.53
Oct-16	204,217,210	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,082,952	114,912,550	33.18	20.01
Nov-16	198,673,735	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,199,349	120,111,899	31.80	20.31
Dec-16	193,538,699	2	1,430,979	0.73%	0	0	0.00%	0	0	0.00%	0.00	4,797,416	124,909,315	27.21	20.53
Jan-17	188,931,520	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,275,356	129,184,671	25.16	20.67
Feb-17	186,574,868	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,029,191	131,213,862	20.55	20.41

C-60

SEMT 2014-4

Original Pool Characteristics

Total Stated Principal Balance	$341,506,351
Number of Mortgage Loans	479
Average Stated Principal Balance	$712,957
Weighted Average Mortgage Rate	4.190%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.37%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	37

Mortgage Rate Range

3.501% - 3.750%	0.83%
3.751% - 4.000%	31.52%
4.001% - 4.250%	37.83%
4.251% - 4.500%	24.66%
4.501% - 4.750%	4.87%
4.751% - 5.000%	0.29%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	32.78%
MA	9.52%
TX	9.16%
FL	4.85%
VA	4.74%
NY	4.66%
MD	4.50%
WA	4.49%
GA	4.26%
IL	3.85%
Other	17.21%

Occupancy

Primary	94.78%
Second Home	4.84%
Investment Property	0.38%

Property Type

Single Family	60.66%
PUD	27.96%
Condominium	9.24%
Two Family	1.04%
3-4 Family	0.78%
Cooperative Unit	0.32%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-61

SEMT 2014-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-14	339,883,688	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,138,245	1,138,245		3.93
Jan-15	338,163,266	1	597,178	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,230,851	2,369,096		8.04
Feb-15	335,850,937	1	456,927	0.13%	1	597,178	0.17%	0	0	0.00%	0.00	1,823,532	4,192,628	3.56	7.17
Mar-15	331,049,303	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,314,126	8,506,754	7.08	9.65
Apr-15	320,714,859	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,852,162	18,358,916	15.88	15.38
May-15	311,761,478	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,481,929	26,840,845	20.43	17.98
Jun-15	308,482,290	1	627,837	0.20%	0	0	0.00%	0	0	0.00%	0.00	2,817,685	29,658,530	13.40	16.77
Jul-15	301,046,942	1	546,470	0.18%	0	0	0.00%	0	0	0.00%	0.00	6,975,749	36,634,279	12.02	17.87
Aug-15	297,959,229	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,635,169	39,269,448	11.93	16.95
Sep-15	295,461,075	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,047,156	41,316,605	6.10	16.01
Oct-15	293,057,614	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,953,316	43,269,921	5.28	15.23
Nov-15	289,006,982	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,599,873	46,869,794	9.82	15.12
Dec-15	285,298,516	2	1,086,929	0.38%	0	0	0.00%	0	0	0.00%	0.00	3,261,707	50,131,501	11.41	14.95
Jan-16	280,440,523	1	558,826	0.19%	0	0	0.00%	0	0	0.00%	0.00	4,414,363	54,545,864	14.53	15.13
Feb-16	278,141,270	1	512,016	0.18%	0	0	0.00%	0	0	0.00%	0.00	1,862,160	56,408,024	12.56	14.64
Mar-16	275,053,358	1	594,334	0.21%	0	0	0.00%	0	0	0.00%	0.00	2,651,656	59,059,680	11.94	14.41
Apr-16	269,105,987	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,512,733	64,572,413	13.55	14.90
May-16	264,356,870	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,323,813	68,896,226	16.79	15.08
Jun-16	261,236,089	1	1,217,386	0.46%	0	0	0.00%	0	0	0.00%	0.00	2,700,131	71,596,357	17.02	14.91
Jul-16	256,725,295	1	522,092	0.20%	0	0	0.00%	0	0	0.00%	0.00	4,092,525	75,688,882	15.53	15.06
Aug-16	250,723,743	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,587,738	81,276,620	17.46	15.50
Sep-16	245,777,072	2	1,044,377	0.42%	0	0	0.00%	0	0	0.00%	0.00	4,539,532	85,816,152	20.06	15.73
Oct-16	242,032,384	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,342,675	89,158,827	19.39	15.72
Nov-16	235,911,541	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,722,273	94,881,100	20.00	16.17
Dec-16	233,283,941	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,236,718	97,117,818	17.16	15.97
Jan-17	229,491,864	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,402,933	100,520,751	17.50	16.00
Feb-17	226,622,316	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,483,901	103,004,652	13.08	15.88

C-62

SEMT 2015-1

Original Pool Characteristics

Total Stated Principal Balance	$338,795,838
Number of Mortgage Loans	478
Average Stated Principal Balance	$708,778
Weighted Average Mortgage Rate	4.184%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.95%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	35

Mortgage Rate Range

3.501% - 3.750%	1.17%
3.751% - 4.000%	26.12%
4.001% - 4.250%	48.42%
4.251% - 4.500%	20.61%
4.501% - 4.750%	3.33%
4.751% - 5.000%	0.35%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	38.33%
WA	10.26%
TX	8.06%
MA	5.25%
IL	4.38%
CO	4.10%
FL	4.00%
NY	3.53%
VA	3.33%
GA	2.69%
Other	16.06%

Occupancy

Primary	90.83%
Second Home	6.58%
Investment Property	2.59%

Property Type

Single Family	62.01%
PUD	25.38%
Condominium	7.32%
2 to 4 Family	3.05%
Cooperative Unit	1.72%
1 Family Attached	0.50%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-63

SEMT 2015-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-15	337,837,219	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	478,775	478,775		1.69
Mar-15	332,888,472	2	1,383,870	0.41%	0	0	0.00%	0	0	0.00%	0.00	4,467,496	4,946,271		14.78
Apr-15	327,796,967	1	646,999	0.19%	0	0	0.00%	0	0	0.00%	0.00	4,614,246	9,560,517		29.18
May-15	323,396,563	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,927,407	13,487,924	9.90	21.74
Jun-15	311,471,729	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,455,502	24,943,426	17.54	26.52
Jul-15	307,048,639	1	663,818	0.21%	0	0	0.00%	0	0	0.00%	0.00	3,968,267	28,911,693	17.80	23.66
Aug-15	302,235,840	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,361,647	33,273,340	10.30	22.17
Sep-15	298,114,282	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,675,050	36,948,390	10.09	20.84
Oct-15	297,006,779	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	664,893	37,613,283	5.64	18.49
Nov-15	292,146,688	1	930,422	0.31%	0	0	0.00%	0	0	0.00%	0.00	4,415,509	42,028,792	11.09	18.26
Dec-15	287,049,208	2	2,186,513	0.76%	0	0	0.00%	0	0	0.00%	0.00	4,658,185	46,686,977	12.44	18.20
Jan-16	281,990,562	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,623,915	51,310,892	17.21	18.18
Feb-16	278,916,413	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,643,625	53,954,517	15.36	17.55
Mar-16	274,019,027	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,468,217	58,422,734	15.38	17.57
Apr-16	265,200,482	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,394,204	66,816,938	20.25	18.73
May-16	257,892,778	1	651,010	0.25%	0	0	0.00%	0	0	0.00%	0.00	6,896,036	73,712,974	25.46	19.39
Jun-16	251,560,440	1	737,026	0.29%	0	0	0.00%	0	0	0.00%	0.00	5,929,534	79,642,508	27.56	19.75
Jul-16	247,522,129	2	1,311,470	0.52%	0	0	0.00%	0	0	0.00%	0.00	3,642,154	83,284,662	22.62	19.55
Aug-16	243,893,891	2	1,309,519	0.53%	0	0	0.00%	0	0	0.00%	0.00	3,235,172	86,519,834	18.43	19.29
Sep-16	238,881,894	0	0	0.00%	1	574,729	0.24%	0	0	0.00%	0.00	4,621,770	91,141,604	17.07	19.38
Oct-16	235,808,678	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,688,430	93,830,034	15.98	19.07
Nov-16	228,148,773	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,277,854	101,107,888	21.86	19.76
Dec-16	223,222,112	1	531,363	0.23%	0	0	0.00%	0	0	0.00%	0.00	4,556,978	105,664,866	22.19	19.86
Jan-17	220,640,276	1	530,507	0.24%	0	0	0.00%	0	0	0.00%	0.00	2,217,656	107,882,522	21.79	19.52
Feb-17	218,340,877	12	8,788,229	4.01%	0	0	0.00%	0	0	0.00%	0.00	1,935,680	109,818,202	14.42	19.15

C-64

SEMT 2015-2

Original Pool Characteristics

Total Stated Principal Balance	$356,446,109
Number of Mortgage Loans	518
Average Stated Principal Balance	$688,120
Weighted Average Mortgage Rate	4.039%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.46%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	31

Mortgage Rate Range

3.501% - 3.750%	8.88%
3.751% - 4.000%	49.39%
4.001% - 4.250%	28.35%
4.251% - 4.500%	12.45%
4.501% - 4.750%	0.93%

Product Type

Fixed Rate 30YR	99.83%
Fixed Rate 29YR	0.17%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	42.09%
TX	13.11%
VA	4.36%
CO	4.12%
FL	3.98%
WA	2.99%
NY	2.71%
MN	2.55%
GA	2.36%
MD	2.31%
Other	19.42%

Occupancy

Primary	94.58%
Second Home	4.45%
Investment Property	0.97%

Property Type

Single Family Detached	58.19%
PUD	30.82%
Condominium	7.19%
Single Family Attached	1.89
2 to 4 Family	1.10%
Cooperative Unit	0.82%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-65

SEMT 2015-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
May-15	354,253,507	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,671,055	1,671,055		5.49
Jun-15	352,362,736	2	1,679,468	0.47%	0	0	0.00%	0	0	0.00%	0.00	1,370,149	3,041,205		9.80
Jul-15	349,822,795	3	2,029,064	0.57%	0	0	0.00%	0	0	0.00%	0.00	2,018,125	5,059,330	3.78	8.25
Aug-15	348,469,307	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	834,019	5,893,348	3.21	6.49
Sep-15	345,331,137	3	1,644,189	0.47%	0	0	0.00%	0	0	0.00%	0.00	2,617,606	8,510,954	3.90	7.04
Oct-15	339,643,589	2	1,933,187	0.56%	0	0	0.00%	0	0	0.00%	0.00	5,168,820	13,679,774	8.67	9.04
Nov-15	332,482,079	1	899,354	0.27%	0	0	0.00%	0	0	0.00%	0.00	6,648,684	20,328,458	15.57	11.19
Dec-15	330,117,926	1	988,591	0.29%	0	0	0.00%	0	0	0.00%	0.00	1,858,929	22,187,387	14.93	10.55
Jan-16	327,255,181	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,357,390	24,544,777	12.19	10.28
Feb-16	326,000,388	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	750,571	25,295,348	5.84	9.48
Mar-16	324,024,551	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,469,910	26,765,258	5.43	9.08
Apr-16	316,508,490	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,009,955	33,775,213	10.81	10.47
May-16	305,940,162	1	725,383	0.23%	0	0	0.00%	0	0	0.00%	0.00	10,071,138	43,846,351	20.89	12.54
Jun-16	299,223,135	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,235,461	50,081,812	25.82	13.31
Jul-16	295,268,761	2	1,905,419	0.64%	0	0	0.00%	0	0	0.00%	0.00	3,480,324	53,562,136	22.76	13.31
Aug-16	290,273,680	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,523,078	58,085,214	17.36	13.58
Sep-16	282,419,899	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,385,984	65,471,198	19.04	14.48
Oct-16	277,424,767	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,537,122	70,008,320	20.49	14.69
Nov-16	273,699,288	1	664,289	0.24%	0	0	0.00%	0	0	0.00%	0.00	3,272,850	73,281,170	19.35	14.63
Dec-16	268,777,486	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,472,987	77,754,157	16.29	14.83
Jan-17	265,861,204	0	0	0.00%	1	452,137	0.16%	0	0	0.00%	0.00	2,471,780	80,225,937	13.94	14.63
Feb-17	264,121,501	0	0	0.00%	1	451,456	0.17%	0	0	0.00%	0.00	1,297,367	81,523,304	11.51	14.25

C-66

SEMT 2015-3

Original Pool Characteristics

Total Stated Principal Balance	$343,208,870
Number of Mortgage Loans	460
Average Stated Principal Balance	$746,106
Weighted Average Mortgage Rate	4.014%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	772
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.48
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	31

Mortgage Rate Range

3.251% - 3.500%	0.49%
3.501% - 3.750%	13.59%
3.751% - 4.000%	51.46%
4.001% - 4.250%	24.02%
4.251% - 4.500%	9.52%
4.501% - 4.750%	0.52%
4.751% - 5.00%	0.40%

Product Type

Fixed Rate 30YR	99.83%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	47.37%
TX	10.95%
WA	5.71%
MA	3.28%
FL	2.62%
WI	2.62%
CO	2.55%
MN	2.55%
VA	1.75%
IL	1.54%
Other	19.06%

Occupancy

Primary	91.63%
Second Home	7.58%
Investment Property	0.78%

Property Type

Single Family Detached	64.14%
PUD	26.39%
Condominium	6.88%
2 to 4 Family	1.67%
Cooperative Unit	0.69%
Single Family Attached	0.23%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-67

SEMT 2015-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-15	342,653,011	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	53,534	53,534		0.19
Aug-15	341,151,067	2	1,564,794	0.45%	0	0	0.00%	0	0	0.00%	0.00	996,026	1,049,560		3.62
Sep-15	338,042,535	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,599,543	3,649,103	4.14	6.24
Oct-15	335,057,965	1	1,552,628	0.46%	0	0	0.00%	0	0	0.00%	0.00	2,477,258	6,126,361	5.84	6.99
Nov-15	332,734,879	1	781,240	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,816,832	7,943,193	7.84	6.83
Dec-15	330,982,903	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,246,691	9,189,884	6.40	6.36
Jan-16	325,886,871	1	643,232	0.19%	0	0	0.00%	0	0	0.00%	0.00	4,590,490	13,780,374	8.83	7.95
Feb-16	322,105,905	2	1,827,189	0.56%	0	0	0.00%	0	0	0.00%	0.00	3,280,414	17,060,788	10.52	8.47
Mar-16	319,915,589	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,692,118	18,752,906	11.07	8.19
Apr-16	310,905,934	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,510,308	27,263,214	15.55	10.60
May-16	306,713,668	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,702,055	30,965,269	16.18	10.90
Jun-16	305,309,403	1	1,017,730	0.33%	0	0	0.00%	0	0	0.00%	0.00	916,604	31,881,873	15.43	10.27
Jul-16	300,915,221	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,906,525	35,788,398	10.53	10.63
Aug-16	294,301,610	1	636,215	0.21%	0	0	0.00%	0	0	0.00%	0.00	6,129,556	41,917,954	13.54	11.57
Sep-16	288,810,133	2	1,058,709	0.36%	0	0	0.00%	0	0	0.00%	0.00	5,014,401	46,932,355	18.31	12.11
Oct-16	283,845,500	1	634,208	0.22%	0	0	0.00%	0	0	0.00%	0.00	4,492,304	51,424,659	19.22	12.47
Nov-16	278,480,838	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,897,218	56,321,877	18.19	12.90
Dec-16	272,946,119	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,072,429	61,394,306	18.57	13.34
Jan-17	266,016,185	1	930,491	0.34%	0	0	0.00%	0	0	0.00%	0.00	6,476,800	67,871,106	21.24	14.06

C-68

SEMT 2015-4

Original Pool Characteristics

Total Stated Principal Balance	$337,080,518
Number of Mortgage Loans	558
Average Stated Principal Balance	$604,087
Weighted Average Mortgage Rate	3.501%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	153
Weighted Average FICO (by Securitized Balance)	761
Weighted Average Loan-to-Value Ratio (by Original Balance)	56.56%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	17

Mortgage Rate Range

2.751% - 3.000%	0.86%
3.001% - 3.250%	28.48%
3.251% - 3.500%	26.93%
3.501% - 3.750%	21.89%
3.751% - 4.000%	15.43%
4.001% - 4.250%	3.60%
4.251% - 4.500%	1.48%
4.501% - 4.750%	1.34%

Product Type

Fixed Rate 15YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	30.08%
NY	9.82%
TX	8.05%
FL	8.00%
CO	4.78%
MA	4.67%
NJ	4.40%
WA	2.79%
IL	2.35%
NC	2.14%
Other	22.92%

Occupancy

Primary	72.65%
Second Home	20.29%
Investment Property	7.07%

Property Type

Single Family Detached	56.36%
PUD	26.47%
Condominium	13.30%
Cooperative Unit	2.08%
2 – 4 Family	1.80%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

C-69

SEMT 2015-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-15	332,289,471	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,967,650	2,967,650		10.12
Jan-16	328,431,936	1	530,522	0.16%	0	0	0.00%	0	0	0.00%	0.00	2,040,022	5,007,672		16.61
Feb-16	324,555,540	3	2,500,654	0.76%	0	0	0.00%	0	0	0.00%	0.00	2,060,307	7,067,979	8.13	12.13
Mar-16	320,207,022	2	1,054,467	0.32%	1	441,058	0.13%	0	0	0.00%	0.00	2,537,872	9,605,851	7.75	11.15
Apr-16	315,795,690	0	0	0.00%	1	438,135	0.13%	0	0	0.00%	0.00	2,613,005	12,218,856	8.50	10.76
May-16	312,692,177	1	432,254	0.13%	0	0	0.00%	0	0	0.00%	0.00	1,317,718	13,536,574	7.74	9.67
Jun-16	307,031,528	0	0	0.00%	1	432,254	0.14%	0	0	0.00%	0.00	3,874,349	17,410,923	9.40	10.44
Jul-16	301,737,287	0	0	0.00%	0	0	0.00%	1	432,254	0.14%	0.00	3,522,472	20,933,395	10.59	10.86
Aug-16	297,125,192	0	0	0.00%	0	0	0.00%	1	432,254	0.14%	0.00	2,856,729	23,790,124	12.49	10.91
Sep-16	291,719,163	1	1,234,209	0.42%	0	0	0.00%	1	432,254	0.14%	0.00	3,658,710	27,448,834	12.45	11.30
Oct-16	283,424,718	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,556,222	34,005,056	16.23	12.71
Nov-16	276,851,744	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,875,883	38,880,939	18.82	13.36
Dec-16	271,684,539	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,494,123	42,375,062	18.95	13.49
Jan-17	265,551,473	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,475,077	46,850,139	16.93	13.93
Feb-17	262,636,379	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,279,895	48,130,034	12.71	13.43

C-70

SEMT 2016-1

Original Pool Characteristics

Total Stated Principal Balance	$344,889,837
Number of Mortgage Loans	493
Average Stated Principal Balance	$699,574
Weighted Average Mortgage Rate	4.116%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	352 Months
Weighted Average FICO (by Securitized Balance)	766
Weighted Average Loan-to-Value Ratio (by Original Balance)	68.72%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	58

Mortgage Rate Range

3.251% - 3.500%	1.11%
3.501% - 3.750%	14.34%
3.751% - 4.000%	27.01%
4.001% - 4.250%	32.06%
4.251% - 4.500%	19.58%
4.501% - 4.750%	5.18%
4.751% - 5.000%	0.73%

Product Type

Fixed Rate 30YR	99.19%
Fixed Rate 20YR	0.66%
Fixed Rate 25YR	0.15%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.06%
TX	8.91%
FL	7.44%
CO	5.58%
WA	5.11%
IL	3.54%
VA	3.29%
MA	2.89%
NY	2.77%
NC	2.60%
Other	20.81%

Occupancy

Primary	93.85%
Second Home	6.15%

Property Type

Single Family Detached	64.41%
PUD	28.99%
Condominium	5.84%
Cooperative Unit	0.56%
2 – 4 Family	0.19%

Documentation

Full Documentation	100%
Less than Full	0.00%

C-71

SEMT 2016-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jun-16	343,408,194	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	968,168	968,168		3.32
Jul-16	341,101,424	6	3,586,240	1.05%	0	0	0.00%	0	0	0.00%	0	1,791,869	2,760,037		6.09
Aug-16	337,775,016	4	2,534,328	0.74%	0	0	0.00%	0	0	0.00%	0	2,811,692	5,571,729		17.83
Sep-16	328,814,247	1	703,263	0.21%	0	0	0.00%	0	0	0.00%	0	8,447,763	14,019,492	14.36	22.16
Oct-16	323,543,576	1	702,344	0.21%	0	0	0.00%	0	0	0.00%	0	4,770,399	18,789,891	17.51	20.21
Nov-16	320,743,191	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	2,304,556	21,094,447	17.15	17.39
Dec-16	317,548,096	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	2,700,222	23,794,669	11.37	15.92
Jan-17	312,798,757	2	1,513,181	0.48%	0	0	0.00%	0	0	0.00%	0	4,256,858	28,051,527	10.97	15.78
Feb-17	308,779,501	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	3,532,169	31,583,696	12.45	15.38

C-72

SEMT 2016-2

Original Pool Characteristics

Total Stated Principal Balance	$348,537,443
Number of Mortgage Loans	485
Average Stated Principal Balance	$718,634
Weighted Average Mortgage Rate	4.058%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357 Months
Weighted Average FICO (by Securitized Balance)	768
Weighted Average Loan-to-Value Ratio (by Original Balance)	68.56%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	29

Mortgage Rate Range

3.001% - 3.250%	0.45%
3.251% - 3.500%	2.60%
3.501% - 3.750%	15.74%
3.751% - 4.000%	33.04%
4.001% - 4.250%	29.81%
4.251% - 4.500%	14.45%
4.501% - 4.750%	3.67%
4.751% - 5.000%	0.24%

Product Type

Fixed Rate 30YR	99.07%
Fixed Rate 20YR	0.56%
Fixed Rate 25YR	0.37%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.40%
TX	8.96%
WA	7.78%
CO	5.25%
VA	3.41%
MA	2.98%
AZ	2.63%
FL	2.58%
OR	2.41%
NY	2.28%
Other	24.32%

Occupancy

Primary	95.11%
Second Home	4.89%

Property Type

Single Family Detached	64.23%
PUD	26.27%
Condominium	6.79%
Three Family	1.22%
Two Family	0.84%
De Minimis PUD	0.48%
Townhouse	0.17%

C-73

Documentation

Full Documentation	100%
Less than Full	0.00%

C-74

SEMT 2016-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Aug-16	347,974,650	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	56,414	56,414		0.19
Sep-16	345,455,849	4	3,603,885	1.04%	0	0	0.00%	0	0	0.00%	0	2,008,719	2,065,133		6.90
Oct-16	343,812,669	1	538,406	0.15%	0	0	0.00%	0	0	0.00%	0	1,133,211	3,198,344	3.62	5.40
Nov-16	339,094,533	1	1,092,369	0.32%	0	0	0.00%	0	0	0.00%	0	4,207,670	7,406,017	8.18	8.28
Dec-16	333,727,086	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	4,860,073	12,266,087	11.30	10.26
Jan-17	328,516,325	2	733,789	0.22%	0	0	0.00%	0	0	0.00%	0	4,706,289	16,972,376	15.09	11.39
Feb-17	326,534,560	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	1,481,278	18,453,654	12.41	10.41

C-75

SEMT 2016-3

Original Pool Characteristics

Total Stated Principal Balance	$343,156,644
Number of Mortgage Loans	465
Average Stated Principal Balance	$737,971
Weighted Average Mortgage Rate	3.996%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358 Months
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	68.45%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	31

Mortgage Rate Range

3.251% - 3.500%	3.37%
3.501% - 3.750%	21.36%
3.751% - 4.000%	37.66%
4.001% - 4.250%	23.56%
4.251% - 4.500%	10.53%
4.501% - 4.750%	2.97%
4.751% - 5.000%	0.53%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	34.92%
TX	11.02%
WA	7.75%
CO	4.25%
GA	3.74%
FL	3.63%
MA	3.11%
IL	2.86%
NY	2.61%
AZ	2.51%
Other	23.60%

Occupancy

Owner-Occupied	90.57%
Second Home	9.43%

Property Type

Single Family Detached	64.22%
PUD	27.51%
Condominium	4.98%
Two-Four Family	1.72%
Single Family Attached	1.10%
Cooperative Unit	0.47%

Documentation

Full Documentation	100%
Less than Full	0.00%

C-76

SEMT 2016-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Nov-16	340,624,655	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	2,029,245	2,029,245		6.88
Dec-16	337,445,976	3	1,955,083	0.57%	0	0	0.00%	0	0	0.00%	0	2,676,699	4,705,944		15.31
Jan-17	336,334,372	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	611,202	5,317,146	6.06	8.98
Feb-17	332,615,880	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	3,213,757	8,530,903	7.42	9.63

C-77

SEMT 2017-1

Original Pool Characteristics

Total Stated Principal Balance	$342,929,214
Number of Mortgage Loans	460
Average Stated Principal Balance	$745,498
Weighted Average Mortgage Rate	3.918%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358 Months
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.12%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria or Applicable Underwriting Guidelines	39

Mortgage Rate Range

3.251% - 3.500%	1.76%
3.501% - 3.750%	32.63%
3.751% - 4.000%	42.85%
4.001% - 4.250%	15.79%
4.251% - 4.500%	6.14%
4.501% - 4.750%	0.83%

Product Type

Fixed Rate 30YR	99.86%
Fixed Rate 25YR	0.14%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	39.38%
WA	9.45%
TX	8.67%
FL	3.12%
CO	3.08%
OR	2.88%
GA	2.80%
IL	2.40%
NY	2.13%
MA	2.06%
Other	24.03%

Occupancy

Owner-Occupied	91.58%
Second Home	8.42%

Property Type

Single Family Detached	63.16%
PUD	30.04%
Condominium	4.53%
Two-Four Family	1.06%
Cooperative Unit	0.60%
Single Family Attached	0.44%
Townhouse	0.17%

Documentation

Full Documentation	100%
Less than Full	0.00%

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SEMT 2017-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-17	341,167,725	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	1,249,702	1,249,702		4.29

C-79

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information or to make any representations not contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation.

$[       ] (Approximate)

SEQUOIA MORTGAGE TRUST 2017-[    ]

Mortgage Pass-Through Certificates

RWT Holdings, Inc.

Sponsor

Sequoia Residential Funding, Inc.

Depositor

Sequoia Mortgage Trust 2017-[ ]

Issuing Entity

PROSPECTUS

[UNDERWRITER]

[__], 201[    ]

Dealers will be required to deliver a prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the certificates, whether or not participating in this offering, may be required to deliver a prospectus until ninety days after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.     Other Expenses of Issuance and Distribution

Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance and distribution of the Offered Securities.

SEC Filing Fee	$0
Trustee’s Fees and Expenses*	45,000
Legal Fees and Expenses*	300,000
Accounting Fees and Expenses*	150,000
Printing and Engraving Expenses*	175,000
Blue Sky Qualification and Legal Investment Fees and Expenses*	10,000
Rating Agency Fees*	400,000
Miscellaneous	10,000

TOTAL	$1,090,000.00

*     Estimated in accordance with Item 511 of Regulation S-K.

Item 13.     Indemnification of Directors and Officers

Under the laws that govern the organization of the registrant, the registrant has the power and in some instances may be required to provide an agent, including an officer or director, who was or is a party or is threatened to be made a party to certain proceedings, with indemnification against certain expenses, judgments, fines, settlements and other amounts under certain circumstances. The registrant’s Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of directors and officers of the registrant to the fullest extent permitted by the laws which govern its organization. In addition, the registrant has entered into indemnification agreements with its directors and certain of its officers and the directors of certain of its subsidiaries and affiliates which obligate the registrant to indemnify them against certain losses relating to their service to us and the related costs of defense.

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The form of the Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides that the registrant will indemnify and reimburse the underwriter(s) and each controlling person of the underwriter(s) with respect to certain expenses and liabilities, including liabilities under the 1933 Act or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the underwriter(s) will similarly indemnify and reimburse the registrant and its controlling persons with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the underwriter(s) for use in connection with the preparation of the Registration Statement.

The form of Pooling and Servicing Agreement, filed as Exhibit 4.1 to this Registration Statement, provides that the registrant and its controlling persons will be entitled to indemnification by the related issuing entity and will be held harmless against any loss, liability or expense incurred in connection with any legal action relating to the Pooling and Servicing Agreement or the securities for the related series, other than any loss, liability or expense related to any specific loan or loans (except any loss, liability or expense otherwise reimbursable pursuant to the Pooling and Servicing Agreement) and any loss, liability or expense incurred by reason of willful misfeasance, bad faith or gross negligence in the performance of the indemnified party’s duties thereunder or by reason of reckless disregard by the indemnified party of obligations and duties thereunder.

The directors and officers of the registrant have entered into indemnification agreements with Redwood Trust, Inc. and are covered by a directors’ and officers’ liability insurance policy maintained by Redwood Trust, Inc. for the benefit of all of its subsidiaries.

Item 14.     Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement.**
3.1	Restated Certificate of Incorporation of Sequoia Residential Funding, Inc.*
4.1	Form of Pooling and Servicing Agreement.
4.2	Form of Mortgage Loan Purchase and Sale Agreement between Seller and Depositor.
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.
8.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.
10.1	Form of Servicing Agreement.**
23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on page II-8).**
25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).
36.1	Form of Depositor Certification.**

*	Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3 (333-90772) filed by the registrant.
**	Previously filed with this Registration Statement on May 13, 2016.

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Item 15.     Undertakings

A.          Undertaking pursuant to Rule 415.

The registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)         Paragraphs A.(1)(i), A.(1)(ii) and A.(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement; and

(B)         Paragraphs A.(1)(i) and A.(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II-3

(4)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is relying on § 230.430D of this chapter:

(A)         Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) of this chapter shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)         Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) of this chapter as part of a registration statement in reliance on § 230.430D of this chapter relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) of this chapter for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D of this chapter, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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(6)         If the registrant is relying on § 230.430D of this chapter, with respect to any offering of securities registered on Form SF-3 (§ 239.45 of this chapter), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D of this chapter.

B.           Undertaking in respect of filings incorporating subsequent Exchange Act documents by reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.           Undertaking in respect of qualification of trust indentures under the Trust Indenture Act of 1939 for delayed offerings.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

D.           Undertaking in respect of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

E.           Undertaking pursuant to Rule 430A under the Securities Act of 1933:

The undersigned registrant hereby undertakes that:

(1)         For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

II-5

(2)         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on the 6th day of April, 2017.

SEQUOIA RESIDENTIAL FUNDING, INC.

By:	/s/ Christopher J. Abate
Name: Christopher J. Abate Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher J. Abate	President, Chief Financial Officer and Director	April 6, 2017
Christopher J. Abate	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Joseph G. Daher*	Director	April 6, 2017
Joseph G. Daher

/s/ C. Jason Moutray*	Director	April 6, 2017
C. Jason Moutray

/s/ Henry B. Pilger*	Director	April 6, 2017
Henry B. Pilger

/s/ Matthew J. Tomiak*	Director	April 6, 2017
Matthew J. Tomiak

*By:	/s/ Christopher J. Abate
Christopher J. Abate

*	Note: Powers of Attorney appointing Christopher J. Abate and Andrew P. Stone, or either of them acting individually, to execute any amendments to the Registration Statement, on behalf of the above-named individuals, were previously filed with the Securities and Exchange Commission.

II-7

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.**

3.1	Restated Certificate of Incorporation of Sequoia Residential Funding, Inc.*

4.1	Form of Pooling and Servicing Agreement.

4.2	Form of Mortgage Loan Purchase and Sale Agreement between Seller and Depositor.

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.

8.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to tax matters.

10.1	Form of Servicing Agreement.**

23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on page II-8).**

25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).

36.1	Form of Depositor Certification.**

*	Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3 (333-90772) filed by the registrant.
**	Previously filed with this Registration Statement on May 13, 2016.

II-8